Key metrics
	in / end of			% change		in / end of		% change
	2Q16	1Q16	2Q15	QoQ	YoY	6M16	6M15	YoY
Credit Suisse (CHF million, except where indicated)
Net income/(loss) attributable to shareholders	170	(302)	1,051	–	(84)	(132)	2,105	–
Basic earnings/(loss) per share (CHF)	0.08	(0.15)	0.61	–	(87)	(0.07)	1.23	–
Diluted earnings/(loss) per share (CHF)	0.08	(0.15)	0.59	–	(86)	(0.07)	1.20	–
Return on equity attributable to shareholders (%)	1.5	(2.6)	10.0	–	–	(0.6)	10.0	–
Effective tax rate (%)	10.6	37.0	35.6	–	–	55.4	33.7	–
Core Results (CHF million, except where indicated)
Net revenues	5,471	5,179	6,545	6	(16)	10,650	12,877	(17)
Provision for credit losses	9	35	39	(74)	(77)	44	65	(32)
Total operating expenses	4,504	4,375	4,600	3	(2)	8,879	9,091	(2)
Income before taxes	958	769	1,906	25	(50)	1,727	3,721	(54)
Cost/income ratio (%)	82.3	84.5	70.3	–	–	83.4	70.6	–
Assets under management and net new assets (CHF billion)
Assets under management	1,218.4	1,180.8	1,347.6	3.2	(9.6)	1,218.4	1,347.6	(9.6)
Net new assets	12.1	10.5	13.7	15.2	(11.7)	22.6	28.6	(21.0)
Balance sheet statistics (CHF million)
Total assets	821,164	813,898	879,322	1	(7)	821,164	879,322	(7)
Net loans	273,835	270,248	270,171	1	1	273,835	270,171	1
Total shareholders' equity	44,962	44,997	42,642	0	5	44,962	42,642	5
Tangible shareholders' equity	40,026	40,123	34,199	0	17	40,026	34,199	17
Basel III regulatory capital and leverage statistics
Risk-weighted assets (CHF million)	275,056	283,937	281,886	(3)	(2)	275,056	281,886	(2)
CET1 ratio (%)	14.2	13.6	13.9	–	–	14.2	13.9	–
Look-through CET1 ratio (%)	11.8	11.4	10.3	–	–	11.8	10.3	–
Look-through CET1 leverage ratio (%)	3.3	3.3	2.7	–	–	3.3	2.7	–
Look-through Tier 1 leverage ratio (%)	4.4	4.4	3.7	–	–	4.4	3.7	–
Share information
Shares outstanding (million)	2,081.4	1,946.4	1,632.4	7	28	2,081.4	1,632.4	28
of which common shares issued	2,089.9	1,957.4	1,638.4	7	28	2,089.9	1,638.4	28
of which treasury shares	(8.5)	(11.0)	(6.0)	(23)	42	(8.5)	(6.0)	42
Book value per share (CHF)	21.60	23.12	26.12	(7)	(17)	21.60	26.12	(17)
Tangible book value per share (CHF)	19.23	20.61	20.95	(7)	(8)	19.23	20.95	(8)
Market capitalization (CHF million)	21,547	26,640	42,107	(19)	(49)	21,547	42,107	(49)
Number of employees (full-time equivalents)
Number of employees	47,180	47,760	46,610	(1)	1	47,180	46,610	1
See relevant tables for additional information on these metrics.

Financial Report 2Q16

Financial Report 2Q16
Message from the Chairman and The Chief Executive Officer
Credit Suisse at a glance
Credit Suisse results
Operating environment
Credit Suisse
Swiss Universal Bank
International Wealth Management
Asia Pacific
Global Markets
Investment Banking & Capital Markets
Strategic Resolution Unit
Corporate Center
Assets under management
Treasury, risk, balance sheet and off-balance sheet
Liquidity and funding management
Capital management
Risk management
Balance sheet and off-balance sheet
Condensed consolidated financial statements – unaudited
Report of Independent Registered Public Accounting Firm
Condensed consolidated financial statements – unaudited
Notes to the condensed consolidated financial statements – unaudited
List of abbreviations
Investor information
Financial calendar and contacts
Cautionary statement regarding forward-looking information

For purposes of this report, unless the context otherwise requires, the terms “Credit Suisse,” “the Group,” “we,” “us” and “our” mean Credit Suisse Group AG and its consolidated subsidiaries. The business of Credit Suisse AG, the Swiss bank subsidiary of the Group, is substantially similar to the Group, and we use these terms to refer to both when the subject is the same or substantially similar. We use the term “the Bank” when we are only referring to Credit Suisse AG, the Swiss bank subsidiary of the Group, and its consolidated subsidiaries.
Abbreviations are explained in the List of abbreviations in the back of this report.
Publications referenced in this report, whether via website links or otherwise, are not incorporated into this report.
In various tables, use of “–” indicates not meaningful or not applicable.

Urs Rohner, Chairman of the Board of Directors (left) and Tidjane Thiam, Chief Executive Officer.

Message from the Chairman and The Chief Executive Officer
Dear shareholders
We operated profitably in 2Q16 with a resilient performance across all our businesses. We further improved our capital strength to allow us to continue our necessary restructuring while investing, when justified, in opportunities with attractive risk-adjusted returns. We delivered strong results in our geographic focused divisions of Swiss Universal Bank (SUB), Asia Pacific (APAC) and International Wealth Management (IWM), and our Investment Banking and Capital Markets (IBCM) division returned to profitability in 2Q16. In parallel, we made significant progress in the right-sizing and de-risking of Global Markets (GM). We have continued to generate significant cost savings in GM as we build a more efficient and more resilient platform through significant front-to-back process redesign. All these actions are aimed at ensuring that Credit Suisse is better positioned for long-term profitable growth.
Financial performance
Credit Suisse reported net income attributable to shareholders of CHF 170 million and pre-tax income of CHF 199 million in 2Q16 (adjusted*: CHF 290 million). These results were primarily driven by contributions from APAC, IWM and SUB, which produced combined adjusted* pre-tax income of CHF 933 million in 2Q16 and delivered strong wealth management net new assets of CHF 11.3 billion.
In our home market of Switzerland, we delivered a solid performance with adjusted* pre-tax income of CHF 457 million. In SUB, we remained focused on further optimizing revenue generation by strengthening our Bank for Entrepreneurs and Credit Suisse Invest as part of our commitment to delivering expert service and advice to the full spectrum of clients. Our investment bank in Switzerland achieved good momentum and ranked no. 1 in terms of announced M&A transactions1 and debt capital markets deals2 during the quarter. It was also named ‘Best Investment Bank in Switzerland’ for 2016 by Euromoney magazine for the fifth consecutive year. In Switzerland, we have applied for a Swiss banking license and expect Credit Suisse (Schweiz) AG to commence operations in 4Q16 subject to, among other things, regulatory approval.
In Asia Pacific, which is a key target growth market for Credit Suisse, we have a strong franchise, and our clients value our ability to offer a broad range of wealth management and investment banking products and services based on our integrated approach. Within our APAC division, our wealth management business continued to grow, and we saw strong demand among ultra-high-net-worth entrepreneurs for our financing services in the first half of the year. Our Underwriting & Advisory business achieved growth and increased share of wallet3 in an environment of declining fee pools.
In parallel, we continued to make progress in building our IWM franchise. We continued to generate net new assets across businesses and geographies, reflecting our ability to create value for our clients with solid inflows from the emerging markets and Europe. A number of landmark deals were completed that helped to mitigate lower transaction- and performance-based revenues, in part, during the quarter. In our Asset Management business, we achieved net new assets with an attractive product margin mix, including the successful launch of the Nova Fixed Maturity Bond Fund in April that has since attracted over CHF 3 billion of assets due to strong client demand.
We are continuing to make targeted investments in our business. Our ambition is to be the preferred partner to ultra-high-net-worth individuals and high-net-worth individuals, who represent a key client segment for Credit Suisse, as well as to institutional clients and our retail clients in Switzerland. Similarly, to better serve this client base, we are continuing to make targeted hires and had a total of 650 relationship managers in APAC at end-2Q16. In IWM, we also made progress in our efforts to attract additional relationship managers to our platform, with an increase in hiring activity of around 40% compared to the first half of 2015. In SUB, we made targeted investments in branding and advertising, as well as in digitalization initiatives and regulatory projects.
In IBCM, we had a strong quarter across our underwriting and advisory business. In 2Q16, we recorded adjusted* pre-tax income of USD 132 million, a significant improvement compared to 1Q16.
The right-sizing and de-risking of GM is a critical element of our strategic plan. In 2Q16, we made solid progress in the accelerated restructuring of the division. By end-2Q16, we had further reduced capital consumption in GM, completed the transfer of assets to the Strategic Resolution Unit (SRU) and transferred GM’s foreign exchange activities to SUB. We significantly de-risked GM, thereby further reducing capital usage during the quarter. Today, we are operating within our end-2016 RWA and leverage exposure targets. We also further lowered our cost base compared to 2Q15. Finally, we made clear progress in 2Q16 in re-invigorating our client-driven activity and improved revenue generation in our core Equities, Credit and Solutions franchises compared to 1Q16. As a result, GM operated profitably in 2Q16 with adjusted* pre-tax income of USD 208 million.
The SRU made further substantial progress in reducing risk-weighted assets, leverage exposure and costs and in winding down businesses, thus freeing up significant capital to reinvest in our growth markets.
Strengthening our capital position
Credit Suisse reported a look-through Common Equity Tier 1 (CET1) capital ratio of 11.8% at end-2Q16, an increase of around 40 basis points from 11.4% at the end of 1Q16, reflecting disciplined capital management and improved profitability. We aim to maintain a look-through CET1 capital ratio of between 11-12%4 for the remainder of 2016 to help continue our restructuring while investing, when justified, in opportunities with attractive risk-adjusted returns. At end-2Q16, Credit Suisse reported a look-through CET1 leverage ratio of 3.3%.
In summary, Credit Suisse operated profitably in 2Q16. We have remained focused on serving our clients during a challenging quarter. APAC, IWM and SUB have attracted significant wealth management asset inflows. IBCM has been able to gain market share across key products and generated a profit for the bank. Additionally, the restructured GM platform has generated a profit. Risks in GM have been reduced and, in the first half of the year, we achieved our target of reducing the expected quarterly pre-tax loss by 50% in an adverse stress scenario. Our cost cutting program is progressing at pace and we are working hard to build a more flexible, more resilient and more efficient bank that is fit for the new post-crisis regulatory and economic environment.
Outlook
We remain cautious in our outlook for the second half of 2016 in view of the uncertainty created by significant geopolitical and macroeconomic concerns, reinforced a few weeks ago by the outcome of the UK referendum. In the coming quarters, we will continue to work steadily towards delivering on our longer-term objectives and creating value for our clients and shareholders.
We would like to express our sincere thanks to all Credit Suisse employees around the globe for their continued hard work, dedication and support. We also wish to thank our clients and our shareholders for the trust they place in Credit Suisse.
Best regards
Urs Rohner                        Tidjane Thiam
Chairman of the                 Chief Executive Officer
Board of Directors
July 2016
* Adjusted results are non-GAAP financial measures. For a reconciliation of the adjusted results to the most directly comparable US GAAP measures, see the “Reconciliation of adjusted results” tables in I – Credit Suisse results.
1 Source: Thomson Securities, SDC Platinum, Credit Suisse.
2 Source: International Financing Review.
3 Dealogic data based on external published view as of 07/06/2016. ECM excludes convertibles.
4 Making no provision for significant litigation expenses.
Important information
When we refer to wealth management focused divisions throughout this document, we mean APAC, IWM and SUB. References to the “wealth management” businesses in APAC, IWM and SUB refer to those divisions’ Private Banking businesses.
As of January 1, 2013, Basel III was implemented in Switzerland along with the Swiss “Too Big to Fail” legislation and regulations thereunder. As of January 1, 2015, the BIS leverage ratio framework, as issued by BCBS, was implemented in Switzerland by FINMA. The related disclosures are in accordance with Credit Suisse’s interpretation of such requirements, including relevant assumptions. Changes in the interpretation of these requirements in Switzerland or in any of Credit Suisse’s assumptions or estimates could result in different numbers from those shown herein.
References to phase-in and look-through included herein refer to Basel III requirements. Phase-in under the Basel III capital framework reflects that for the years 2014 – 2018, there will be a five-year (20% per annum) phase in of goodwill and other intangible assets and other capital deductions (e.g., certain deferred tax assets) and for the years 2013 – 2022, there will be a phase out of certain capital instruments. Look-through assumes the full phase-in of goodwill and other intangible assets and other regulatory adjustments and the full phase out of certain capital instruments.
Unless otherwise noted, leverage exposure is based on the BIS leverage ratio framework and consists of period-end balance sheet assets and prescribed regulatory adjustments.
We may not achieve all of the expected benefits of our strategic initiatives. Factors beyond our control, including but not limited to the market and economic conditions, changes in laws, rules or regulations and other challenges discussed in our public filings, could limit our ability to achieve some or all of the expected benefits of these initiatives.
This document contains forward-looking statements that involve inherent risks and uncertainties, and we might not be able to achieve the predictions, forecasts, projections and other outcomes we describe or imply in forward-looking statements. A number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions we express in these forward-looking statements, including those we identify in “Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2015 filed with the US Securities and Exchange Commission, and in other public filings and press releases. We do not intend to update these forward-looking statements except as may be required by applicable law.

Credit Suisse at a glance
Credit Suisse
Our strategy builds on Credit Suisse’s core strengths: its position as a leading global wealth manager, its specialist investment banking capabilities and its strong presence in our home market of Switzerland. We take a balanced approach to capture the wealth management opportunities in emerging markets, the largest of which is in the Asia Pacific region, while also serving key developed markets with an emphasis on Switzerland. Founded in 1856, we today have a global reach with operations in about 50 countries and 47,180 employees from over 150 different nations. Our broad footprint helps us to generate a geographically balanced stream of revenues and net new assets and allows us to capture growth opportunities around the world. We serve our clients through three regionally focused divisions: Swiss Universal Bank, International Wealth Management and Asia Pacific. These regional businesses are supported by two other divisions specializing in investment banking capabilities: Global Markets and Investment Banking & Capital Markets. The Strategic Resolution Unit consolidates the remaining portfolios from the former non-strategic units plus additional businesses and positions that do not fit with our strategic direction. Our business divisions cooperate closely to provide holistic financial solutions, including innovative products and specially tailored advice.
Swiss Universal Bank
The Swiss Universal Bank division offers comprehensive advice and a wide range of financial solutions to private, corporate and institutional clients primarily domiciled in our home market of Switzerland, which offers attractive growth opportunities and where we can build on a strong market position across our key businesses. Our private banking business has a leading franchise in our Swiss home market and serves ultra-high-net-worth individuals, high-net-worth individuals and retail clients. Our corporate and institutional banking business serves large corporate clients, small and medium-sized enterprises, institutional clients and financial institutions.
International Wealth Management
The International Wealth Management division offers tailored financial solutions to wealthy private clients and external asset managers in Europe, the Middle East, Africa and Latin America through its private banking business. The division’s footprint spans emerging economies as well as mature European markets and it has access to the broad spectrum of Credit Suisse’s global resources and capabilities. Our asset management business offers investment solutions and services globally to our private banking businesses and a wide range of other clients, including pension funds, governments, foundations and endowment funds, corporations and individuals.
Asia Pacific
The Asia Pacific division offers integrated private banking and investment banking financial solutions to wealthy individuals, institutional investors and corporate clients in the Asia Pacific region, drawing on Credit Suisse’s global resources. The division is well positioned to capture market opportunities in Asia Pacific, which is experiencing rapid wealth creation and where the number of ultra-high-net-worth individuals is growing. We offer institutional investors access to broader financial markets and differentiated product offerings.
Global Markets
The Global Markets division offers a broad range of equities and fixed income products and services and focuses on client-driven businesses and on supporting Credit Suisse’s private banking businesses and their clients. Our suite of products and services includes global securities sales, trading and execution services, prime brokerage, underwriting and comprehensive investment research. Our clients include financial institutions, corporations, governments, institutional investors – including pension funds and hedge funds – and private individuals around the world.
Investment Banking & Capital Markets
The Investment Banking & Capital Markets division offers a broad range of investment banking services to corporations, financial institutions, financial sponsors and ultra-high-net-worth individuals and sovereign clients. Our range of products and services includes advisory services related to mergers and acquisitions, divestitures, takeover defense mandates, business restructurings and spin-offs. The division also engages in debt and equity underwriting of public securities offerings and private placements.
Strategic Resolution Unit
The Strategic Resolution Unit was created to facilitate the immediate right-sizing of our business divisions from a capital perspective and includes remaining portfolios from former non-strategic units plus transfers of additional exposures from the business divisions. The unit’s primary focus is on facilitating the rapid wind-down of capital usage and costs to reduce the negative impact on the Group’s performance. Repositioned as a separate division, this provides clearer accountability, governance and reporting.

Credit Suisse at a glance
Credit Suisse results
Operating environment
Credit Suisse
Swiss Universal Bank
International Wealth Management
Asia Pacific
Global Markets
Investment Banking & Capital Markets
Strategic Resolution Unit
Corporate Center
Assets under management

Operating environment
During 2Q16, economic indicators showed subdued global growth, as economic activity in developed markets increased slightly and remained largely stable in emerging markets. Global equity markets ended the quarter slightly higher, though world bank stocks underperformed. Government bond yields declined further. The US dollar strengthened against most major currencies.
Economic environment
Economic growth in the US improved compared to 1Q16, as retail sales strengthened and construction activity increased slightly. Labor market data in the US was mixed, with some data signaling a slowdown in hiring even as the unemployment rate fell to its lowest level since November 2007. Inflation rates in the US barely changed compared to 1Q16, remaining at low levels. Eurozone economic data remained resilient overall, and inflation remained close to zero. In the UK, economic momentum remained subdued in light of political uncertainty surrounding the decision of voters in the UK to leave the European Union. Across major emerging markets, the economic picture improved somewhat in Russia, remained weak in Brazil and showed signs of stabilization in China.
During 2Q16, the US Federal Reserve (Fed) kept interest rates unchanged and signaled it would increase them at a slower pace than it had previously indicated. The European Central bank (ECB) began to purchase corporate bonds in June, but otherwise left its monetary policy unchanged, with interest rates remaining at very low levels. The Bank of Japan delayed making changes to its monetary policy, while the Reserve Bank of Australia lowered interest rates again. The central banks in India and Russia lowered interest rates, while those in China and Brazil left them unchanged.
Global equity markets finished 2Q16 slightly higher compared to the end of 1Q16, generally supported by improved commodity markets and accommodative monetary policies of major central banks (refer to the charts “Equity markets”). The outcome of the UK referendum on European Union membership caused significant volatility in the financial markets, and led to a sharp increase in risk aversion by market participants, resulting in an equity market sell-off in the immediate period after the result. In developed markets, Canadian and Australian equities exposed to the commodity sector and Swiss and US equities outperformed global equity markets. Japanese and eurozone equity markets significantly underperformed. Latin America equities outperformed within emerging markets. The energy sector, due to improved fundamentals in the oil market, and defensive sectors, such as healthcare and utilities, outperformed other sectors, while cyclical sectors, particularly those in the consumer discretionary, financials and IT areas, underperformed. Equity market volatility, as measured by the Chicago Board Options Exchange Market Volatility Index (VIX), increased sharply in the period around the UK referendum. Risk appetite, as measured by the Credit Suisse Equity Risk Appetite Index, decreased during the quarter. The Credit Suisse Hedge Fund Index increased 0.6% in 2Q16.

Government bond yields declined further in 2Q16 (refer to the charts “Yield curves”). As markets priced in potential interest rate increases by the Fed and the results of the UK referendum, financial flows to safe havens increased. British and Australian bonds outperformed other major government bonds, while Italian bonds underperformed them. Despite the increase in risk aversion by market participants in June, high yield and hard currency emerging market bonds continued to perform well. In contrast, the financial sector lagged compared to other sectors, with the uncertainty surrounding the outcome of the UK referendum leading to further underperformance.
The US dollar strengthened against most major currencies in 2Q16, except the Japanese yen. This was especially driven by the result of the UK referendum which led to increased financial flows to safe havens. The Swiss franc, after initially weakening against the euro, also ended the quarter slightly stronger as the Swiss National Bank intervened after the UK referendum to limit further strengthening against other major currencies. The weakest currency among the G-10 countries was the British pound. The Canadian dollar was stable, and the Australian dollar was weaker against the US dollar despite higher commodity prices. Currencies of commodity-exporting countries in emerging markets, such as the Russian ruble and Brazilian real, strengthened.
After a volatile 1Q16, commodities markets recovered during 2Q16, led by gains in the energy sector and supported by developments in the precious metals, agriculture and industrial metals sectors. Commodities prices were supported by market expectations that central banks would delay tightening their monetary policies. The Credit Suisse Commodities Benchmark ended the quarter 13.3% higher.

Market volumes (growth in %)
	Global			Europe
end of 2Q16	QoQ	YoY		QoQ	YoY
Equity trading volume [1]	(13)	(11)		(12)	(23)
Announced mergers and acquisitions [2]	27	(18)		(8)	(35)
Completed mergers and acquisitions [2]	(4)	(21)		(43)	(29)
Equity underwriting [2]	39	(42)		140	(35)
Debt underwriting [2]	13	4		(9)	12
Syndicated lending – investment grade [2]	21	1	[3]	–	–
1 London Stock Exchange, Borsa Italiana, Deutsche Börse and BME. Global also includes ICE and NASDAQ.
2 Dealogic.
3 6M16 vs 6M15.
Sector environment
As was the case in 1Q16, equities in the financial sector were among the weakest performers among global stocks in 2Q16, and were also impacted by the UK referendum. World bank stocks underperformed global equity markets in 2Q16, and European bank stocks underperformed world bank stocks (refer to the charts “Equity markets”).
In private banking, market conditions remained challenging in light of the political and economic uncertainty around the UK referendum, the persistence of the low interest rate environment, increased concerns about global growth and the uncertainty concerning central banks’ monetary policies going forward. The sector continues to face significant structural pressure as it adapts to industry-specific regulatory changes, tax regularization and anti-money laundering initiatives. In particular, regulatory requirements for investment advisory services continue to increase, including in the areas of client suitability and appropriateness of advice, information and documentation.
For investment banking, equity trading volumes decreased globally and in Europe compared to 1Q16 and 2Q15. Global announced mergers and acquisitions (M&A) volumes increased compared to 1Q16 but decreased compared to 2Q15. Global completed M&A volumes decreased compared to 1Q16 and 2Q15. European announced and completed M&A volumes decreased compared to 1Q16 and 2Q15. Global and European equity underwriting volumes were significantly higher compared to 1Q16 but lower compared to 2Q15. Global debt underwriting volumes were higher compared to 1Q16 and 2Q15. European debt underwriting volumes were lower compared to 1Q16, but higher compared to 2Q15. Total US fixed income trading volumes were lower compared to 1Q16, mainly driven by lower treasuries, and slightly higher compared to 2Q15, mainly due to mortgage-backed volumes.

Credit Suisse
In 2Q16, we recorded net income attributable to shareholders of CHF 170 million. Diluted earnings per share were CHF 0.08 and return on equity attributable to shareholders was 1.5%. As of the end of 2Q16, our Basel III CET1 ratio was 14.2% and 11.8% on a look-through basis. Our risk-weighted assets were CHF 275.1 billion.
Results
	in / end of			% change		in / end of		% change
	2Q16	1Q16	2Q15	QoQ	YoY	6M16	6M15	YoY
Statements of operations (CHF million)
Net interest income	1,999	2,011	2,869	(1)	(30)	4,010	5,021	(20)
Commissions and fees	2,796	2,675	3,259	5	(14)	5,471	6,238	(12)
Trading revenues	94	(271)	498	–	(81)	(177)	1,888	–
Other revenues	219	223	329	(2)	(33)	442	455	(3)
Net revenues	5,108	4,638	6,955	10	(27)	9,746	13,602	(28)
Provision for credit losses	(28)	150	51	–	–	122	81	51
Compensation and benefits	2,734	2,482	2,914	10	(6)	5,216	5,890	(11)
General and administrative expenses	1,760	1,848	1,928	(5)	(9)	3,608	3,666	(2)
Commission expenses	352	387	406	(9)	(13)	739	798	(7)
Restructuring expenses	91	255	–	(64)	–	346	–	–
Total other operating expenses	2,203	2,490	2,334	(12)	(6)	4,693	4,464	5
Total operating expenses	4,937	4,972	5,248	(1)	(6)	9,909	10,354	(4)
Income/(loss) from continuing operations before taxes	199	(484)	1,656	–	(88)	(285)	3,167	–
Income tax expense/(benefit)	21	(179)	590	–	(96)	(158)	1,067	–
Net income/(loss)	178	(305)	1,066	–	(83)	(127)	2,100	–
Net income/(loss) attributable to noncontrolling interests	8	(3)	15	–	(47)	5	(5)	–
Net income/(loss) attributable to shareholders	170	(302)	1,051	–	(84)	(132)	2,105	–
Statement of operations metrics (%)
Return on regulatory capital	1.6	–	12.2	–	–	–	11.5	–
Cost/income ratio	96.7	107.2	75.5	–	–	101.7	76.1	–
Effective tax rate	10.6	37.0	35.6	–	–	55.4	33.7	–
Earnings per share (CHF)
Basic earnings/(loss) per share	0.08	(0.15)	0.61	–	(87)	(0.07)	1.23	–
Diluted earnings/(loss) per share	0.08	(0.15)	0.59	–	(86)	(0.07)	1.20	–
Return on equity (%, annualized)
Return on equity attributable to shareholders	1.5	(2.6)	10.0	–	–	(0.6)	10.0	–
Return on tangible equity attributable to shareholders [1]	1.7	(3.0)	12.5	–	–	(0.7)	12.5	–
Balance sheet statistics (CHF million)
Total assets	821,164	813,898	879,322	1	(7)	821,164	879,322	(7)
Risk-weighted assets [2]	271,455	280,382	276,631	(3)	(2)	271,455	276,631	(2)
Leverage exposure [2]	966,548	969,541	1,061,825	0	(9)	966,548	1,061,825	(9)
Number of employees (full-time equivalents)
Number of employees	47,180	47,760	46,610	(1)	1	47,180	46,610	1
1
Based on tangible shareholders' equity attributable to shareholders, a non-GAAP financial measure, which is calculated by deducting goodwill and other intangible assets from total shareholders' equity attributable to shareholders as presented in our balance sheet. Management believes that the return on tangible shareholders' equity attributable to shareholders is meaningful as it allows consistent measurement of the performance of businesses without regard to whether the businesses were acquired.

2 Disclosed on a look-through basis.

Results Summary
2Q16 results
In 2Q16, Credit Suisse reported net income attributable to shareholders of CHF 170 million compared to a net loss attributable to shareholders of CHF 302 million in 1Q16 and net income attributable to shareholders of CHF 1,051 million in 2Q15.
Net revenues of CHF 5,108 million increased 10% compared to 1Q16, primarily reflecting higher net revenues in Global Markets, Strategic Resolution Unit and Investment Banking & Capital Markets. The increase in Global Markets was mainly due to higher revenues from our credit businesses. The movement in net revenues in the Strategic Resolution Unit was primarily driven by lower valuation adjustments in the legacy investment banking portfolio. Net revenues in Investment Banking & Capital Markets increased, primarily due to higher underwriting revenues and better performance from our corporate lending portfolio.
Net revenues decreased 27% compared to 2Q15, reflecting lower net revenues primarily in Strategic Resolution Unit, Corporate Center and Global Markets. The movement in net revenues in the Strategic Resolution Unit was primarily driven by valuation adjustments in the legacy investment banking portfolio and lower revenues relating to the restructuring of select onshore businesses, in particular the transfer of our US private banking business. Net revenues in Corporate Center decreased, primarily driven by fair value gains from movements in own credit spreads in 2Q15 and a change in the funding costs allocation methodology applied across the Group with effect as of the beginning of 1Q16. Net revenues in Global Markets declined primarily due to a significantly reduced risk profile and lower capital usage, in line with our accelerated restructuring strategy.
Provision for credit losses reflected a release of CHF 28 million primarily relating to a release of provision for credit losses of CHF 37 million in the Strategic Resolution Unit and CHF 17 million in Global Markets, partially offset by net provisions of CHF 16 million in International Wealth Management.
Total operating expenses of CHF 4,937 million decreased 1% compared to 1Q16, primarily reflecting a 64% decline in restructuring expenses and a 5% decline in general and administrative expenses, reflecting an 8% decline in professional services expenses. This decline were mostly offset by a 10% increase in compensation and benefits, reflecting higher salaries and discretionary compensation expenses and increased social security costs. We incurred CHF 91 million of restructuring expenses in 2Q16 in connection with our new strategy, of which CHF 50 million related to severance and other compensation expenses.
Total operating expenses decreased 6% compared to 2Q15, primarily reflecting a 6% decrease in compensation and benefits, mainly due to lower deferred compensation expenses from prior-year awards, reflecting a lower deferral rate, and a 9% decrease in general and administrative expenses, mainly due to lower provisions and losses and other general and administrative expenses, such as dues and fees and non-income taxes.
Income tax expense of CHF 21 million recorded in 2Q16 mainly reflected the impact of the geographical mix of results and the impact of a deferred tax asset re-assessment in Switzerland. Overall, net deferred tax assets decreased CHF 20 million to CHF 6,271 million, mainly driven by adjustments on share-based compensation deliveries, pension contributions and the 2Q16 deferred tax asset re-assessment, partially offset by earnings and foreign exchange movements. Deferred tax assets on net operating losses increased CHF 246 million to CHF 2,594 million during 2Q16. The Credit Suisse effective tax rate was 10.6% in 2Q16, compared to 37.0% in 1Q16.
> Refer to “Note 23 – Tax” in III – Condensed consolidated financial statements – unaudited for further information.

Overview of Results
in / end of	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Corporate Center	Core Results	Strategic Resolution Unit	Credit Suisse
2Q16 (CHF million)
Net revenues	1,337	1,145	911	1,630	543	(95)	5,471	(363)	5,108
Provision for credit losses	9	16	3	(17)	0	(2)	9	(37)	(28)
Compensation and benefits	490	540	419	778	308	37	2,572	162	2,734
Total other operating expenses	385	344	283	715	100	105	1,932	271	2,203
of which restructuring expenses	4	15	10	50	(8)	0	71	20	91
Total operating expenses	875	884	702	1,493	408	142	4,504	433	4,937
Income/(loss) before taxes	453	245	206	154	135	(235)	958	(759)	199
Return on regulatory capital (%)	14.9	20.6	15.6	4.3	22.6	–	9.4	–	1.6
Cost/income ratio (%)	65.4	77.2	77.1	91.6	75.1	–	82.3	–	96.7
Total assets	224,866	90,156	92,194	239,419	22,064	54,407	723,106	98,058	821,164
Goodwill	609	1,540	1,505	459	632	0	4,745	0	4,745
Risk-weighted assets [1]	64,604	33,613	31,644	50,750	16,513	17,850	214,974	56,481	271,455
Leverage exposure [1]	245,108	95,442	107,595	279,099	43,756	51,743	822,743	143,805	966,548
1Q16 (CHF million)
Net revenues	1,356	1,173	907	1,245	388	110	5,179	(541)	4,638
Provision for credit losses	6	(2)	(22)	23	29	1	35	115	150
Compensation and benefits	476	501	404	671	287	(67)	2,272	210	2,482
Total other operating expenses	442	374	261	749	134	143	2,103	387	2,490
of which restructuring expenses	40	8	1	100	27	0	176	79	255
Total operating expenses	918	875	665	1,420	421	76	4,375	597	4,972
Income/(loss) before taxes	432	300	264	(198)	(62)	33	769	(1,253)	(484)
Return on regulatory capital (%)	14.4	24.9	20.8	–	–	–	7.6	–	–
Cost/income ratio (%)	67.7	74.6	73.3	114.1	108.5	–	84.5	–	107.2
Total assets	222,653	85,766	90,218	237,716	20,772	51,487	708,612	105,286	813,898
Goodwill	603	1,523	1,486	453	623	0	4,688	0	4,688
Risk-weighted assets [1]	64,437	33,028	27,649	56,698	16,990	17,455	216,257	64,125	280,382
Leverage exposure [1]	242,144	90,865	103,872	280,029	44,369	48,374	809,653	159,888	969,541
2Q15 (CHF million)
Net revenues	1,462	1,165	1,040	1,926	568	384	6,545	410	6,955
Provision for credit losses	33	(1)	11	(4)	0	0	39	12	51
Compensation and benefits	496	557	380	821	329	23	2,606	308	2,914
Total other operating expenses	465	337	282	718	94	98	1,994	340	2,334
Total operating expenses	961	894	662	1,539	423	121	4,600	648	5,248
Income/(loss) before taxes	468	272	367	391	145	263	1,906	(250)	1,656
Return on regulatory capital (%)	15.0	23.3	26.4	9.2	31.8	–	17.3	–	12.2
Cost/income ratio (%)	65.7	76.7	63.7	79.9	74.5	–	70.3	–	75.5
Total assets	220,912	90,999	92,799	287,616	12,792	66,179	771,297	108,025	879,322
Goodwill	592	1,502	2,184	2,987	973	0	8,238	0	8,238
Risk-weighted assets [1]	58,349	31,532	25,467	60,727	13,568	15,061	204,704	71,927	276,631
Leverage exposure [1]	243,946	91,601	107,755	332,361	34,247	62,228	872,138	189,687	1,061,825
1 Disclosed on a look-through basis.

Overview of Results (continued)
in / end of	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Corporate Center	Core Results	Strategic Resolution Unit	Credit Suisse
6M16 (CHF million)
Net revenues	2,693	2,318	1,818	2,875	931	15	10,650	(904)	9,746
Provision for credit losses	15	14	(19)	6	29	(1)	44	78	122
Compensation and benefits	966	1,041	823	1,449	595	(30)	4,844	372	5,216
Total other operating expenses	827	718	544	1,464	234	248	4,035	658	4,693
of which restructuring expenses	44	23	11	150	19	0	247	99	346
Total operating expenses	1,793	1,759	1,367	2,913	829	218	8,879	1,030	9,909
Income/(loss) before taxes	885	545	470	(44)	73	(202)	1,727	(2,012)	(285)
Return on regulatory capital (%)	14.6	22.7	18.2	–	6.6	–	8.5	–	–
Cost/income ratio (%)	66.6	75.9	75.2	101.3	89.0	–	83.4	–	101.7
6M15 (CHF million)
Net revenues	2,862	2,286	2,128	4,077	967	557	12,877	725	13,602
Provision for credit losses	56	1	8	0	0	0	65	16	81
Compensation and benefits	981	1,086	763	1,645	670	141	5,286	604	5,890
Total other operating expenses	914	649	525	1,314	199	204	3,805	659	4,464
Total operating expenses	1,895	1,735	1,288	2,959	869	345	9,091	1,263	10,354
Income/(loss) before taxes	911	550	832	1,118	98	212	3,721	(554)	3,167
Return on regulatory capital (%)	14.7	24.1	27.7	12.9	11.0	–	16.8	–	11.5
Cost/income ratio (%)	66.2	75.9	60.5	72.6	89.9	–	70.6	–	76.1
Employees
Headcount at the end of 2Q16 was 47,180, down 580 from 1Q16, primarily reflecting the impact of our cost efficiency initiatives.
Number of employees
end of	2Q16	1Q16	2Q15
Number of employees (full-time equivalents)
Swiss Universal Bank	13,280	13,500	12,830
International Wealth Management	10,010	10,170	9,380
Asia Pacific	7,020	6,730	6,170
Global Markets	11,620	11,780	11,470
Investment Banking & Capital Markets	2,800	2,880	2,550
Strategic Resolution Unit	2,050	2,290	3,800
Corporate Center	400	410	410
Number of employees	47,180	47,760	46,610
Information and developments
Format of presentation
In managing the business, revenues are evaluated in the aggregate, including an assessment of trading gains and losses and the related interest income and expense from financing and hedging positions. For this reason, individual revenue categories may not be indicative of performance.
Certain reclassifications have been made to prior periods to conform to the current presentation.
As of January 1, 2013, Basel III was implemented in Switzerland along with the Swiss “Too Big to Fail” legislation and regulations thereunder. As of January 1, 2015, the Bank for International Settlements (BIS) leverage ratio framework, as issued by the Basel Committee on Banking Supervision (BCBS), was implemented in Switzerland by the Swiss Financial Market Supervisory Authority FINMA (FINMA). Our related disclosures are in accordance with our interpretation of such requirements, including relevant assumptions and estimates. Changes in the interpretation of these requirements in Switzerland or in any of our interpretations, assumptions or estimates could result in different numbers from those shown herein.
The calculation of divisional economic risk capital metrics and associated ratios under the new organization required certain additional assumptions and allocation methods which may not be required for future periods given the level of information then available.
> Refer to “Leverage metrics” and “Economic risk capital review” in II – Treasury, risk, balance sheet and off-balance sheet – Capital management and Risk management, respectively, for further information.

Return on regulatory capital
Credit Suisse measures firm-wide returns against total shareholders’ equity and tangible shareholders’ equity. In addition, it also measures the efficiency of the firm and its divisions with regards to the usage of capital as determined by the minimum requirements set by regulators. This regulatory capital is calculated as the worst of 10% of risk-weighted assets and 3.5% of the leverage exposure. Return on regulatory capital is calculated using income after tax and assumes a tax rate of 30% and capital allocated based on the worst of 10% of average risk-weighted assets and 3.5% of average leverage exposure. For Global Markets and Investment Banking & Capital Markets, return on regulatory capital is based on US dollar denominated numbers. These percentages are used in the calculation in order to reflect the 2019 fully phased in Swiss regulatory minimum requirements for Basel III CET1 capital and leverage ratio.
Implementation of our strategy
As announced on March 23, 2016, we have implemented additional measures and adjusted financial objectives beyond those announced on October 21, 2015 to further lower our cost base, accelerate the risk-weighted assets and leverage reduction initiatives in the restructuring of our Global Markets business and further strengthen our capital position.
> Refer to “Credit Suisse strategy” I – Information on the company in the Credit Suisse Annual Report 2015 for further information.
The additional measures included exiting the distressed credit, European securitized products trading and long-term illiquid financing businesses and making other business reductions. The assets from these impacted businesses were transferred to the Strategic Resolution Unit in 2Q16.
As also announced, in 2Q16 the Group consolidated its foreign exchange sales and trading business from Global Markets into its trading operations within Swiss Universal Bank. The results of the sales and trading business continue to be split between Swiss Universal Bank and International Wealth Management.
A portion of the corporate loan portfolio managed by the Global Markets and Investment Banking & Capital Markets divisions was also transferred to the Strategic Resolution Unit in 2Q16. These transfers related to client lending relationship exits and exposure types that we do not consider consistent with the announced strategy.
In 2Q16, we also transferred from Global Markets to the Corporate Center a portfolio of positions containing tax risk to the Group that is managed by the Group’s corporate tax function.
As a result of the above strategic actions, prior period segment results have been reclassified to conform to the current presentation. These reclassifications had no impact on the net income/(loss) or the total shareholders’ equity of the Group.
Funding and cost allocations
In the ongoing process of implementing the Group’s strategy across our six business divisions, in 2Q16 the Group retroactively recalibrated, with effect as of the beginning of 1Q16, its methodology to allocate funding costs across the Group to incorporate net stable funding ratio (NSFR) requirements.
> Refer to “Funding” in “Note 5 – Segment information” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2015 for further information.
Corporate services and business support in finance, operations, human resources, legal, compliance, risk management and IT are provided by corporate functions, and the related costs are allocated to the segments and Corporate Center based on their requirements and other relevant measures. In the ongoing process of implementing the Group’s strategy across our six business divisions, in 2Q16, the Group recalibrated its methodology for the allocation of these corporate function costs to the operating expenses of the divisions, including a retroactive adjustment for 1Q16 in 2Q16.
Fair valuations
Fair value can be a relevant measurement for financial instruments when it aligns the accounting for these instruments with how we manage our business. The levels of the fair value hierarchy as defined by the relevant accounting guidance are not a measurement of economic risk, but rather an indication of the observability of prices or valuation inputs.
> Refer to “Note 1 – Summary of significant accounting policies” and “Note 29 – Financial instruments” in III – Condensed consolidated financial statements – unaudited for further information.
Models were used to value financial instruments for which no prices are available and which have little or no observable inputs (level 3). Models are developed internally and are reviewed by functions independent of the front office to ensure they are appropriate for current market conditions. The models require subjective assessment and varying degrees of judgment depending on liquidity, concentration, pricing assumptions and risks affecting the specific instrument. The models consider observable and unobservable parameters in calculating the value of these products, including certain indices relating to these products. Consideration of these indices is more significant in periods of lower market activity.
As of the end of 2Q16, 40% and 24% of our total assets and total liabilities, respectively, were measured at fair value.

The majority of our level 3 assets are recorded in our investment banking businesses. Total assets at fair value recorded as level 3 increased CHF 0.5 billion to CHF 29.2 billion as of the end of 2Q16, primarily reflecting the foreign exchange translation impact and net issuances. This was partially offset by net sales, mainly in loans and loans held-for-sale.
Our level 3 assets, excluding assets attributable to noncontrolling interests and assets of consolidated variable interest entities (VIEs) that are not risk-weighted assets under the Basel framework, were CHF 28.8 billion, compared to CHF 28.2 billion as of the end of 1Q16. As of the end of 2Q16, these assets comprised 4% of total assets and 9% of total assets measured at fair value, both adjusted on the same basis, compared to 3% and 8%, respectively, as of the end of 1Q16.
We believe that the range of any valuation uncertainty, in the aggregate, would not be material to our financial condition, however, it may be material to our operating results for any particular period, depending, in part, upon the operating results for such period.
Evolution of legal entity structure
The execution of the program evolving the Group’s legal entity structure to support the realization of our strategic objectives, increase the resilience of the Group and meet developing and future regulatory requirements has continued to progress, with a number of significant achievements in 2016.
– On July 1, 2016, Credit Suisse Holdings (USA), Inc. was fully established as our Intermediate Holding Company (IHC), in line with regulatory requirements. The IHC went live with the requisite capital, liquidity, infrastructure and governance, including its newly established board of directors;
– Following regulatory approval from the Central Bank of Ireland in December 2015, Credit Suisse AG Dublin Branch was established in 1Q16, making Ireland an important hub for the bank’s prime services business in Europe. The key parts of the prime services business operating out of this location include prime brokerage, prime financing and securities lending, all of which serve clients across global markets. The Dublin operation handles the trading, capital and risk management for the business, while the client coverage and relationship functions are allocated between London and Dublin staff according to client proximity and needs;
– In Switzerland, we have made significant progress with the implementation of the new legal entity Credit Suisse (Schweiz) AG, which will largely include the business and clients of the Swiss Universal Bank division of Credit Suisse AG. Swiss booked clients of the International Wealth Management and the Asia Pacific division will remain in Credit Suisse AG. We expect the new legal entity to become operational as a stand-alone bank in 4Q16, subject to, among other things, regulatory approval. In this context, future clients of Credit Suisse (Schweiz) AG have recently received notification on the upcoming transfer of accounts from Credit Suisse AG to Credit Suisse (Schweiz) AG. The establishment of Credit Suisse (Schweiz) AG underscores our strong commitment to our Swiss home market. The new legal entity structure in Switzerland will not impact our client servicing model; our Swiss-booked clients will continue to benefit from Credit Suisse’s global expertise and full range of services regardless of the legal entity to which they are booked. As licensed Swiss banks, both Credit Suisse AG and Credit Suisse (Schweiz) AG will be subject to the same rules and standards regarding client protection, asset segregation and Swiss banking confidentiality, and both banks will be members of Credit Suisse Group.
> Refer to “Evolution of legal entity program” in II – Operating and financial review – Credit Suisse in the Credit Suisse Annual Report 2015 for further information.
Regulatory developments and proposals
Government leaders and regulators continued to focus on reform of the financial services industry, including capital, leverage and liquidity requirements, changes in compensation practices and systemic risk.
The Financial Market Infrastructure Act and the Financial Market Infrastructure Ordinance (FMIO) came into effect on January 1, 2016. Financial market infrastructures and the operators of organized trading facilities were granted a transitional period of one year until January 1, 2017 to comply with various new duties, including those associated with the publication of pre- and post-trade transparency information and with high-frequency trading. Also, in order to align Swiss law with the revised timing of corresponding provisions of the Markets in Financial Instruments Directive (MiFID II), which have been postponed by a year, the Swiss Federal Council extended the transitional periods under the FMIO for financial market infrastructures by a year until January 1, 2018.
On May 24, 2016, the US Commodity Futures Trading Commission (CFTC) adopted final rules addressing the cross-border application of margin requirements for uncleared swaps. These margin requirements will apply to Credit Suisse Securities (Europe) Limited (CSSEL) and other non-bank swap dealers registered with the CFTC. Consistent with margin requirements adopted by the US prudential regulators in October 2015, these CFTC rules incorporate limits on the eligibility of CSSEL to satisfy the CFTC’s margin requirements through “substituted compliance” with EU margin rules, especially when trading with US-headquartered dealers. The availability of substituted compliance (whether partially or in full) will also depend on whether the CFTC adopts a comparability determination relating to the EU margin rules. Due in part to uncertainty as to whether the EU may delay the effective date of its rules until after the CFTC’s rules begin to apply to CSSEL with respect to certain counterparties commencing September 1, 2016, the timing of the availability of substituted compliance remains unclear, and accordingly CSSEL may face obstacles in its ability to engage effectively in cross-border derivatives activities.
On June 2, 2016, a Memorandum of Understanding (MoU) between the European Securities and Markets Authority (ESMA) and the CFTC became effective. The MoU establishes regulatory cooperation arrangements relating to CFTC-registered US central counterparties (CCPs) that have applied to ESMA for recognition under Article 25 of the European Markets Infrastructure Regulation (EMIR). The MoU follows the adoption of the European Commission’s equivalence decision under EMIR with respect to CFTC requirements for US CCPs on March 15, 2016.
On June 9, 2016, the CFTC proposed rule amendments that would expand mandatory clearing requirements to certain interest rate swaps denominated in Australian, Canadian, Hong Kong, Mexican, Norwegian, Polish, Singapore, Swedish and Swiss currencies and certain other rates derivatives in these currencies. This proposal would effectively expand the CFTC’s clearing requirement to cover the full range of interest rate swaps required to be cleared under various non-US jurisdictions’ laws. Since other jurisdictions have not adopted similarly broad clearing requirements, the CFTC’s proposal, if adopted, could fragment liquidity in the interest rate swap markets, making it more expensive for Credit Suisse to trade in those markets.
The Fed has proposed rules designed to improve the resolvability of US headquartered global systemically important banks (G-SIBs) and the US operations of non-US G-SIBs, such as our US operations. The proposed rules would require covered entities to include provisions in certain “qualified financial contracts” under which counterparties agree to be subject to the stays on early termination rights that would apply if the covered entity became subject to certain US special resolution regimes. This requirement is similar to requirements introduced in Germany, Switzerland and the United Kingdom to which we are already subject. The proposed rules would also require counterparties of covered entities to agree not to exercise certain early termination rights that arise based on an affiliate of the entity entering bankruptcy proceedings or other insolvency proceedings. It is expected that the International Swaps and Derivatives Association (ISDA) will produce a US module to its ISDA Resolution Stay Jurisdictional Modular Protocol to facilitate compliance by the broader market with the Fed’s final requirements.
On June 9, 2016, the European Commission announced that it is delaying the adoption of the draft regulatory technical standards on risk mitigation techniques for non-centrally cleared over-the-counter (OTC) derivatives. When adopted, these rules will require the two-way exchange of initial and variation margin for non-centrally cleared OTC derivatives. It was initially announced that the final EU margin rules would become effective on September 1, 2016 as internationally agreed per the BCBS and the International Organization of Securities Commissions, but a revised commencement date has not yet been announced. When in force, the new rules will apply to our trading of in-scope non-cleared OTC derivative contracts with other large, globally active swap dealers.
On June 17, 2016, the Swiss Parliament adopted the Corporate Tax Reform Act III (CTR III), which aims at strengthening the Swiss tax system in light of the abolition of cantonal tax privileges for holding companies, mixed companies and domicile companies. The final version of the CTR III included a notional interest deduction, which had been proposed during deliberations. Some cantons have already announced that they will considerably lower their corporate income tax rates. The CTR III is still subject to a possible referendum. If no referendum is sought, the CTR III is expected to become effective as of January 1, 2017.
On June 23, 2016, voters in the UK voted to leave the EU in a non-binding referendum. Following any formal notification by the UK of its decision to exit the EU, negotiations would commence to determine the future terms of the parties’ relationship. This would include the renegotiation, either during a transitional period or more permanently, of a number of regulatory and other arrangements between the EU and the UK that directly impact our business. Adverse changes to any of these arrangements, and even uncertainty over potential changes during any period of negotiation, could potentially impact our results in the UK or other markets we serve.
> Refer to “Overview and risk-related developments” in II – Treasury, risk, balance sheet and off-balance sheet – Risk management for additional information on the impact of UK referendum on European Union membership on our risk management activities.
On June 30, 2016, the benchmarks regulation entered in to force. The regulation sets out various requirements which will govern the activities of benchmark administrators and submitters. The majority of the provisions of the benchmark regulation will apply from January 1, 2018. Certain restrictions and rules introduced by the benchmark regulation will apply to Credit Suisse in its capacity as benchmark user and contributor.
On July 1, 2016, EU legislation came into force to postpone the date of application of MiFID II and the Markets in Financial Instruments Regulation from January 3, 2017 to January 3, 2018.
On July 1, 2016, the Swiss federal act on the freezing and restitution of illicitly acquired assets of foreign politically exposed persons entered into force.
On July 14, 2016, the US Securities and Exchange Commission (SEC) adopted final rules amending certain aspects of its security-based swap (SBS) reporting rules and establishing a final implementation schedule for those rules. The amendments included an expansion of the SEC’s SBS reporting requirements (including the public dissemination of transaction information) to cover SBS between a non-US SBS dealer, such as Credit Suisse International or Credit Suisse Securities (Europe) Limited, and a non-US SBS counterparty that are arranged, negotiated or executed by US personnel acting on behalf of the non-US SBS dealer. Such expansion could deter non-US SBS counterparties from interacting with our US personnel. Mitigating this issue could require us to reorganize our front office functions accordingly, which could impede effective risk management and market making activities in SBSs based on US companies. The SEC adopted a final implementation schedule which requires Credit Suisse to comply with SBS reporting rules shortly after SBS dealer registration.
> Refer to “Regulation and supervision” in I – Information on the company in the Credit Suisse Annual Report 2015 for further information and “Regulatory developments and proposals” and “Regulatory framework” in II – Treasury, risk, balance sheet and off-balance sheet – Capital management and Liquidity and funding management, respectively, for further information.

adjusted results
Adjusted results referred to in this report are non-GAAP financial measures that exclude goodwill impairment and certain other revenues and expenses included in our reported results. Management believes that adjusted results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation of our adjusted results to the most directly comparable US GAAP measures.
Reconciliation of adjusted results
	Core Results			Strategic Resolution Unit			Credit Suisse
in	2Q16	1Q16	2Q15	2Q16	1Q16	2Q15	2Q16	1Q16	2Q15
Reconciliation of adjusted results (CHF million)
Net revenues	5,471	5,179	6,545	(363)	(541)	410	5,108	4,638	6,955
Fair value on own debt	–	–	(228)	–	–	–	–	–	(228)
Real estate gains	0	0	(23)	0	0	0	0	0	(23)
(Gains)/losses on business sales [1]	0	52	0	0	4	0	0	56	0
Adjusted net revenues	5,471	5,231	6,294	(363)	(537)	410	5,108	4,694	6,704
Provision for credit losses	9	35	39	(37)	115	12	(28)	150	51
Total operating expenses	4,504	4,375	4,600	433	597	648	4,937	4,972	5,248
Restructuring expenses	(71)	(176)	–	(20)	(79)	–	(91)	(255)	–
Major litigation provisions	0	0	(54)	0	0	(9)	0	0	(63)
Adjusted total operating expenses	4,433	4,199	4,546	413	518	639	4,846	4,717	5,185
Income/(loss) before taxes	958	769	1,906	(759)	(1,253)	(250)	199	(484)	1,656
Total adjustments	71	228	(197)	20	83	9	91	311	(188)
Adjusted income/(loss) before taxes	1,029	997	1,709	(739)	(1,170)	(241)	290	(173)	1,468
	Core Results		Strategic Resolution Unit		Credit Suisse
in	6M16	6M15	6M16	6M15	6M16	6M15
Reconciliation of adjusted results (CHF million)
Net revenues	10,650	12,877	(904)	725	9,746	13,602
Fair value on own debt	–	(372)	–	–	–	(372)
Real estate gains	0	(23)	0	0	0	(23)
(Gains)/losses on business sales [1]	52	0	4	0	56	0
Adjusted net revenues	10,702	12,482	(900)	725	9,802	13,207
Provision for credit losses	44	65	78	16	122	81
Total operating expenses	8,879	9,091	1,030	1,263	9,909	10,354
Restructuring expenses	(247)	–	(99)	–	(346)	–
Major litigation provisions	0	(44)	0	(9)	0	(53)
Adjusted total operating expenses	8,632	9,047	931	1,254	9,563	10,301
Income/(loss) before taxes	1,727	3,721	(2,012)	(554)	(285)	3,167
Total adjustments	299	(351)	103	9	402	(342)
Adjusted income/(loss) before taxes	2,026	3,370	(1,909)	(545)	117	2,825
1
Reflects a reclassification of CHF 52 million from cumulative translation adjustments to other revenues in the Corporate Center in connection with the sale of Credit Suisse (Gibraltar) Limited in 6M16.

Core Results
2Q16 results
In 2Q16, Core Results net revenues of CHF 5,471 million increased 6% compared to 1Q16, primarily reflecting higher net revenues in Global Markets and Investment Banking & Capital Markets. Provision for credit losses was CHF 9 million, primarily reflecting net provisions of CHF 16 million in International Wealth Management and CHF 9 million in Swiss Universal Bank, partially offset by a release of the provision for credit losses of CHF 17 million in Global Markets. Total operating expenses of CHF 4,504 million decreased 3% compared to 1Q16. Compensation and benefits increased 13%, primarily related to increases in Global Markets, International Wealth Management and Investment Banking & Capital Markets. General and administrative expenses decreased 2%. In addition, we incurred CHF 71 million of restructuring expenses in 2Q16 in connection with our new strategy.
Core Results net revenues decreased 16% compared to 2Q15, primarily reflecting lower net revenues in Corporate Center and Global Markets. Total operating expenses decreased 2% compared to 2Q15. Compensation and benefits decreased slightly, primarily related to decreases in Global Markets, Investment Banking & Capital Markets and International Wealth Management, partially offset by an increase in Asia Pacific. General and administrative expenses decreased 6%, primarily related to decreases in Swiss Universal Bank and Global Markets.
Credit Suisse and Core Results
	Core Results			Strategic Resolution Unit			Credit Suisse
in / end of	2Q16	1Q16	2Q15	2Q16	1Q16	2Q15	2Q16	1Q16	2Q15
Statements of operations (CHF million)
Net revenues	5,471	5,179	6,545	(363)	(541)	410	5,108	4,638	6,955
Provision for credit losses	9	35	39	(37)	115	12	(28)	150	51
Compensation and benefits	2,572	2,272	2,606	162	210	308	2,734	2,482	2,914
General and administrative expenses	1,530	1,556	1,625	230	292	303	1,760	1,848	1,928
Commission expenses	331	371	369	21	16	37	352	387	406
Restructuring expenses	71	176	–	20	79	–	91	255	–
Total other operating expenses	1,932	2,103	1,994	271	387	340	2,203	2,490	2,334
Total operating expenses	4,504	4,375	4,600	433	597	648	4,937	4,972	5,248
Income/(loss) before taxes	958	769	1,906	(759)	(1,253)	(250)	199	(484)	1,656
Statement of operations metrics (%)
Return on regulatory capital	9.4	7.6	17.3	–	–	–	1.6	–	12.2
Balance sheet statistics (CHF million)
Total assets	723,106	708,612	771,297	98,058	105,286	108,025	821,164	813,898	879,322
Risk-weighted assets [1]	214,974	216,257	204,704	56,481	64,125	71,927	271,455	280,382	276,631
Leverage exposure [1]	822,743	809,653	872,138	143,805	159,888	189,687	966,548	969,541	1,061,825
1 Disclosed on a look-through basis.
Credit Suisse and Core Results
	Core Results		Strategic Resolution Unit			Credit Suisse
in / end of	6M16	6M15	6M16		6M15	6M16	6M15
Statements of operations (CHF million)
Net revenues	10,650	12,877	(904)		725	9,746	13,602
Provision for credit losses	44	65	78		16	122	81
Compensation and benefits	4,844	5,286	372		604	5,216	5,890
General and administrative expenses	3,086	3,086	522		580	3,608	3,666
Commission expenses	702	719	37		79	739	798
Restructuring expenses	247	–	99		–	346	–
Total other operating expenses	4,035	3,805	658		659	4,693	4,464
Total operating expenses	8,879	9,091	1,030		1,263	9,909	10,354
Income/(loss) before taxes	1,727	3,721	(2,012)		(554)	(285)	3,167
Statement of operations metrics (%)
Return on regulatory capital	8.5	16.8	–	.	–	–	11.5

Core Results by business activity
end of	2Q16							1Q16	2Q15
	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Corporate Center	Core Results	Core Results	Core Results
Related to private banking (CHF million)
Net revenues	840	811	337	–	–	–	1,988	2,018	2,093
of which net interest income	441	304	143	–	–	–	888	919	803
of which recurring	240	273	70	–	–	–	583	584	661
of which transaction-based	159	236	124	–	–	–	519	531	607
Provision for credit losses	7	16	2	–	–	–	25	(10)	8
Total operating expenses	582	611	245	–	–	–	1,438	1,470	1,497
Income before taxes	251	184	90	–	–	–	525	558	588
Related to corporate & institutional banking
Net revenues	497	–	–	–	–	–	497	510	506
of which net interest income	242	–	–	–	–	–	242	272	238
of which recurring	123	–	–	–	–	–	123	109	113
of which transaction-based	146	–	–	–	–	–	146	139	162
Provision for credit losses	2	–	–	–	–	–	2	(3)	24
Total operating expenses	293	–	–	–	–	–	293	286	271
Income before taxes	202	–	–	–	–	–	202	227	211
Related to investment banking
Net revenues	–	–	574	1,630	543	–	2,747	2,221	3,227
of which fixed income sales and trading	–	–	167	722	–	–	889	724	1,056
of which equity sales and trading	–	–	340	669	–	–	1,009	945	1,264
of which underwriting and advisory	–	–	100	297	576	–	973	667	961
Provision for credit losses	–	–	1	(17)	0	–	(16)	47	7
Total operating expenses	–	–	457	1,493	408	–	2,358	2,290	2,436
Income/(loss) before taxes	–	–	116	154	135	–	405	(116)	784
Related to asset management
Net revenues	–	334	–	–	–	–	334	320	335
Total operating expenses	–	273	–	–	–	–	273	253	275
Income before taxes	–	61	–	–	–	–	61	67	60
Related to corporate center
Net revenues	–	–	–	–	–	(95)	(95)	110	384
Provision for credit losses	–	–	–	–	–	(2)	(2)	1	0
Total operating expenses	–	–	–	–	–	142	142	76	121
Income/(loss) before taxes	–	–	–	–	–	(235)	(235)	33	263
Total
Net revenues	1,337	1,145	911	1,630	543	(95)	5,471	5,179	6,545
Provision for credit losses	9	16	3	(17)	0	(2)	9	35	39
Total operating expenses	875	884	702	1,493	408	142	4,504	4,375	4,600
Income/(loss) before taxes	453	245	206	154	135	(235)	958	769	1,906

Swiss Universal Bank
In 2Q16, we reported income before taxes of CHF 453 million and net revenues of CHF 1,337 million. Income before taxes was CHF 21 million higher compared to 1Q16 and CHF 15 million lower compared to 2Q15.
results summary
2Q16 results
In 2Q16, we reported income before taxes of CHF 453 million and net revenues of CHF 1,337 million. Compared to 1Q16, net revenues were stable, with lower net interest income offset by higher recurring commissions and fees and higher transaction-based revenues. Total operating expenses decreased 5% compared to 1Q16, primarily reflecting lower restructuring expenses and lower general and administrative expenses partly offset by slightly higher compensation and benefits.
Compared to 2Q15, net revenues were 9% lower, mainly due to lower recurring commissions and fees and lower transaction-based revenues, including the impact from the deconsolidation of the cards issuing business in 2015. Total operating expenses decreased 9% compared to 2Q15 with lower general and administrative expenses, reflecting the deconsolidation of the cards issuing business.
Adjusted income before taxes of CHF 457 million was slightly lower compared to 1Q16 and increased slightly compared to 2Q15.
Capital and leverage metrics
As of the end of 2Q16, we reported risk-weighted assets of CHF 64.6 billion, an increase of CHF 0.2 billion compared to the end of 1Q16. Leverage exposure was CHF 245.1 billion, reflecting an increase of CHF 3.0 billion compared to the end of 1Q16, driven by increased high-quality liquid assets (HQLA) balances associated with funding requirements.
Divisional results
	in / end of			% change		in / end of		% change
	2Q16	1Q16	2Q15	QoQ	YoY	6M16	6M15	YoY
Statements of operations (CHF million)
Net revenues	1,337	1,356	1,462	(1)	(9)	2,693	2,862	(6)
Provision for credit losses	9	6	33	50	(73)	15	56	(73)
Compensation and benefits	490	476	496	3	(1)	966	981	(2)
General and administrative expenses	309	330	395	(6)	(22)	639	772	(17)
Commission expenses	72	72	70	0	3	144	142	1
Restructuring expenses	4	40	–	(90)	–	44	–	–
Total other operating expenses	385	442	465	(13)	(17)	827	914	(10)
Total operating expenses	875	918	961	(5)	(9)	1,793	1,895	(5)
Income before taxes	453	432	468	5	(3)	885	911	(3)
Statement of operations metrics (%)
Return on regulatory capital	14.9	14.4	15.0	–	–	14.6	14.7	–
Cost/income ratio	65.4	67.7	65.7	–	–	66.6	66.2	–
Economic risk capital and return
Average economic risk capital (CHF million)	5,530	5,366	5,017	3	10	5,431	5,116	6
Pre-tax return on average economic risk capital (%) [1]	32.8	32.3	37.4	–	–	32.7	35.7	–
Number of employees and relationship managers
Number of employees (full-time equivalents)	13,280	13,500	12,830	(2)	4	13,280	12,830	4
Number of relationship managers	2,000	2,040	2,060	(2)	(3)	2,000	2,060	(3)
1 Calculated using a return excluding interest costs for allocated goodwill.

Divisional results (continued)
	in / end of			% change		in / end of		% change
	2Q16	1Q16	2Q15	QoQ	YoY	6M16	6M15	YoY
Net revenue detail (CHF million)
Private Banking	840	846	956	(1)	(12)	1,686	1,876	(10)
Corporate & Institutional Banking	497	510	506	(3)	(2)	1,007	986	2
Net revenues	1,337	1,356	1,462	(1)	(9)	2,693	2,862	(6)
Net revenue detail (CHF million)
Net interest income	683	732	685	(7)	0	1,415	1,296	9
Recurring commissions and fees	363	344	412	6	(12)	707	824	(14)
Transaction-based revenues	305	288	349	6	(13)	593	731	(19)
Other revenues	(14)	(8)	16	75	–	(22)	11	–
Net revenues	1,337	1,356	1,462	(1)	(9)	2,693	2,862	(6)
Provision for credit losses (CHF million)
New provisions	33	26	51	27	(35)	59	88	(33)
Releases of provisions	(24)	(20)	(18)	20	33	(44)	(32)	38
Provision for credit losses	9	6	33	50	(73)	15	56	(73)
Balance sheet statistics (CHF million)
Total assets	224,866	222,653	220,912	1	2	224,866	220,912	2
Net loans	164,661	162,941	162,755	1	1	164,661	162,755	1
Risk-weighted assets	64,604	64,437	58,349	0	11	64,604	58,349	11
Leverage exposure	245,108	242,144	243,946	1	0	245,108	243,946	0
Net interest income includes a term spread credit on stable deposit funding and a term spread charge on loans. Recurring commissions and fees includes investment product management, discretionary mandate and other asset management-related fees, fees for general banking products and services and revenues from wealth structuring solutions. Transaction-based revenues arise primarily from brokerage and product issuing fees, fees from foreign exchange client transactions, trading and sales income, equity participations income and other transaction-based income. Other revenues include fair value gains/(losses) on synthetic collateralized loan portfolios and other gains and losses.

Reconciliation of adjusted results
	Private Banking			Corporate & Institutional Banking			Swiss Universal Bank
in	2Q16	1Q16	2Q15	2Q16	1Q16	2Q15	2Q16	1Q16	2Q15
Adjusted results (CHF million)
Net revenues	840	846	956	497	510	506	1,337	1,356	1,462
Real estate gains	0	0	(23)	0	0	0	0	0	(23)
Adjusted net revenues	840	846	933	497	510	506	1,337	1,356	1,439
Provision for credit losses	7	9	9	2	(3)	24	9	6	33
Total operating expenses	582	632	690	293	286	271	875	918	961
Restructuring expenses	(3)	(35)	–	(1)	(5)	–	(4)	(40)	–
Adjusted total operating expenses	579	597	690	292	281	271	871	878	961
Income before taxes	251	205	257	202	227	211	453	432	468
Total adjustments	3	35	(23)	1	5	0	4	40	(23)
Adjusted income before taxes	254	240	234	203	232	211	457	472	445
Adjusted results are non-GAAP financial measures. Refer to "Adjusted results" in Credit Suisse for further information.

Reconciliation of adjusted results (continued)
	Private Banking		Corporate & Institutional Banking		Swiss Universal Bank
in	6M16	6M15	6M16	6M15	6M16	6M15
Adjusted results (CHF million)
Net revenues	1,686	1,876	1,007	986	2,693	2,862
Real estate gains	0	(23)	0	0	0	(23)
Adjusted net revenues	1,686	1,853	1,007	986	2,693	2,839
Provision for credit losses	16	21	(1)	35	15	56
Total operating expenses	1,214	1,349	579	546	1,793	1,895
Restructuring expenses	(38)	–	(6)	–	(44)	–
Adjusted total operating expenses	1,176	1,349	573	546	1,749	1,895
Income before taxes	456	506	429	405	885	911
Total adjustments	38	(23)	6	0	44	(23)
Adjusted income before taxes	494	483	435	405	929	888
Adjusted results are non-GAAP financial measures. Refer to "Adjusted results" in Credit Suisse for further information.
Private Banking
Results
Income before taxes of CHF 251 million increased 22% compared to 1Q16, reflecting lower total operating expenses and stable net revenues. Compared to 2Q15, income before taxes decreased slightly, with lower net revenues mainly offset by lower total operating expenses. Adjusted income before taxes of CHF 254 million increased 6% compared to 1Q16 and 9% compared to 2Q15.
Net revenues
Compared to 1Q16, net revenues of CHF 840 million were stable, with lower net interest income mainly offset by higher transaction-based revenues and slightly higher recurring commissions and fees. Net interest income of CHF 441 million decreased CHF 19 million, with decreased deposit margins partially offset by slightly increased average loan volumes. Transaction-based revenues of CHF 159 million increased 7% driven by the proceeds from the sale of our equity stake in Visa Europe Ltd. to Visa Inc. and a regular dividend from our ownership interest in SIX Group AG, partly offset by lower sales and trading revenues, fees from foreign exchange client business and brokerage and product issuing fees. Recurring commissions and fees of CHF 240 million were slightly higher, reflecting higher average assets under management.
Compared to 2Q15, net revenues decreased 12%, mainly driven by lower recurring commissions and fees and lower transaction-based revenues. Recurring commissions and fees decreased 20%, reflecting the CHF 59 million impact from the deconsolidation of the cards issuing business. Transaction-based revenues decreased 15% with lower client activity and lower sales and trading revenues. Net interest income was stable, driven by lower deposit margins on stable average deposit volumes, mainly offset by slightly improved loan margins on stable average loan volumes. Adjusted net revenues decreased 10% compared to 2Q15.

Results - Private Banking
	in / end of			% change		in / end of		% change
	2Q16	1Q16	2Q15	QoQ	YoY	6M16	6M15	YoY
Statements of operations (CHF million)
Net revenues	840	846	956	(1)	(12)	1,686	1,876	(10)
Provision for credit losses	7	9	9	(22)	(22)	16	21	(24)
Compensation and benefits	308	314	336	(2)	(8)	622	657	(5)
General and administrative expenses	224	236	307	(5)	(27)	460	595	(23)
Commission expenses	47	47	47	0	0	94	97	(3)
Restructuring expenses	3	35	–	(91)	–	38	–	–
Total other operating expenses	274	318	354	(14)	(23)	592	692	(14)
Total operating expenses	582	632	690	(8)	(16)	1,214	1,349	(10)
Income before taxes	251	205	257	22	(2)	456	506	(10)
Statement of operations metrics (%)
Cost/income ratio	69.3	74.7	72.2	–	–	72.0	71.9	–
Net revenue detail (CHF million)
Net interest income	441	460	447	(4)	(1)	901	853	6
Recurring commissions and fees	240	235	299	2	(20)	475	590	(19)
Transaction-based revenues	159	149	187	7	(15)	308	410	(25)
Other revenues	0	2	23	(100)	(100)	2	23	(91)
Net revenues	840	846	956	(1)	(12)	1,686	1,876	(10)
Margins on assets under management (annualized) (bp)
Gross margin [1]	140	142	149	–	–	141	147	–
Net margin [2]	42	34	40	–	–	38	40	–
Number of relationship managers
Number of relationship managers	1,530	1,560	1,580	(2)	(3)	1,530	1,580	(3)
1 Net revenues divided by average assets under management.
2 Income before taxes divided by average assets under management.
Provision for credit losses
The Private Banking loan portfolio is substantially comprised of residential mortgages in Switzerland and loans collateralized by securities and, to a lesser extent, consumer finance loans.
In 2Q16, Private Banking recorded provision for credit losses of CHF 7 million compared to CHF 9 million in both 1Q16 and 2Q15. The provision was primarily related to our consumer finance business.
Total operating expenses
Compared to 1Q16, total operating expenses of CHF 582 million decreased 8%, primarily reflecting lower restructuring expenses, decreased general and administrative expenses and slightly lower compensation and benefits. General and administrative expenses of CHF 224 million decreased 5% due to lower allocated corporate function costs, including the impact of the changes to the methodology for the allocation of corporate function costs, partially offset by higher advertising and marketing costs. Compensation and benefits of CHF 308 million were slightly lower compared to 1Q16 reflecting lower allocated corporate function costs partially offset by higher salary expenses. Adjusted total operating expenses decreased slightly compared to 1Q16.
Compared to 2Q15, total operating expenses decreased 16%, mainly driven by lower general and administrative expenses and lower compensation and benefits. General and administrative expenses decreased 27%, primarily reflecting the impact of CHF 62 million from the deconsolidation of the cards issuing business. Compensation and benefits decreased 8%, reflecting lower discretionary compensation expenses, lower deferred compensation expenses from prior-year awards and lower pension expenses.
margins
Gross margin
Our gross margin was 140 basis points in 2Q16, two basis points lower compared to 1Q16, mainly reflecting lower net interest income and higher average assets under management. Compared to 2Q15, our gross margin was nine basis points lower, mainly driven by lower recurring commissions and fees, reflecting the impact of the deconsolidation of the cards issuing business and lower transaction-based revenues, partially offset by a 6.1% decrease in average assets under management, including a reclassification in 3Q15 of CHF 15.8 billion of assets under management to assets under custody within client assets due to the introduction of an updated assets under management policy in 2015.
> Refer to “Assets under management” for further information.
Net margin
Our net margin was 42 basis points in 2Q16, eight basis points higher compared to 1Q16, mainly due to lower total operating expenses, partially offset by higher average assets under management. Compared to 2Q15, our net margin was two basis points higher, with lower total operating expenses due to the deconsolidation of the cards issuing business and the 6.1% decrease in average assets under management, mainly offset by lower net revenues. On the basis of adjusted income before taxes, our net margin was 42 basis points in 2Q16, two basis points higher compared to 1Q16 and five basis points higher compared to 2Q15.
Assets under management
As of the end of 2Q16, assets under management of CHF 241.4 billion were CHF 5.3 billion higher compared to the end of 1Q16, driven by favorable market movements and net new assets of CHF 0.9 billion.
Assets under management – Private Banking
	in / end of			% change		in / end of		% change
	2Q16	1Q16	2Q15	QoQ	YoY	6M16	6M15	YoY
Assets under management (CHF billion)
Assets under management	241.4	236.1	253.6	2.2	(4.8)	241.4	253.6	(4.8)
Average assets under management	240.8	238.1	256.4	1.1	(6.1)	239.4	254.8	(6.0)
Assets under management by currency (CHF billion)
USD	40.8	39.7	41.7	2.8	(2.2)	40.8	41.7	(2.2)
EUR	36.7	35.9	32.0	2.2	14.7	36.7	32.0	14.7
CHF	152.5	149.7	163.6	1.9	(6.8)	152.5	163.6	(6.8)
Other	11.4	10.8	16.3	5.6	(30.1)	11.4	16.3	(30.1)
Assets under management	241.4	236.1	253.6	2.2	(4.8)	241.4	253.6	(4.8)
Growth in assets under management (CHF billion)
Net new assets	0.9	0.7	1.5	–	–	1.6	3.0	–
Other effects	4.4	(5.6)	(4.4)	–	–	(1.2)	(8.0)	–
of which market movements	3.3	(4.6)	(2.5)	–	–	(1.3)	3.5	–
of which foreign exchange	0.1	(1.3)	(1.7)	–	–	(1.2)	(8.9)	–
of which other	1.0	0.3	(0.2)	–	–	1.3	(2.6)	–
Growth in assets under management	5.3	(4.9)	(2.9)	–	–	0.4	(5.0)	–
Growth in assets under management (annualized) (%)
Net new assets	1.5	1.1	2.3	–	–	1.3	2.3	–
Other effects	7.5	(9.2)	(6.8)	–	–	(1.0)	(6.2)	–
Growth in assets under management (annualized)	9.0	(8.1)	(4.5)	–	–	0.3	(3.9)	–
Growth in assets under management (rolling four-quarter average) (%)
Net new assets	0.7	0.9	0.5	–	–	–	–	–
Other effects	(5.5)	(8.9)	(2.8)	–	–	–	–	–
Growth in assets under management (rolling four-quarter average)	(4.8)	(8.0)	(2.3)	–	–	–	–	–
Corporate & institutional Banking
Results
Income before taxes of CHF 202 million decreased 11% compared to 1Q16, mainly due to slightly lower net revenues and slightly higher total operating expenses. Compared to 2Q15, income before taxes was 4% lower, with higher total operating expenses and slightly lower net revenues, partially offset by significantly lower provision for credit losses. Adjusted income before taxes of CHF 203 million decreased 13% compared to 1Q16 and 4% compared to 2Q15.
Net revenues
Compared to 1Q16, net revenues of CHF 497 million decreased slightly, with lower net interest income, partly offset by increased recurring commissions and fees and an increase of transaction-based revenues. Net interest income of CHF 242 million decreased 11%, due to decreased deposit margins on lower average deposit volumes. Recurring commissions and fees were CHF 123 million, 13% higher reflecting improved revenues from wealth structuring solutions and higher fees from lending activities. Transaction-based revenues of CHF 146 million increased 5%, with higher revenues from our Swiss investment banking business partially offset by lower sales and trading revenues.
Compared to 2Q15, net revenues decreased slightly due to lower transaction-based revenues and lower other revenues, partially offset by higher recurring commissions and fees and slightly higher net interest income. Transaction-based revenues decreased

10% with lower sales and trading revenues and lower corporate advisory fees, partly offset by higher revenues from our Swiss investment banking business. Other revenues decreased CHF 7 million due to higher fair value losses on synthetic securitized loan portfolios. Recurring commissions and fees increased 9%, primarily reflecting higher fees from lending activities and increased revenues from wealth structuring solutions. Net interest income increased slightly, driven by improved loan and deposit margins on stable average loan volumes and decreased average deposit volumes.
Results – Corporate & Institutional Banking
	in / end of			% change		in / end of		% change
	2Q16	1Q16	2Q15	QoQ	YoY	6M16	6M15	YoY
Statements of operations (CHF million)
Net revenues	497	510	506	(3)	(2)	1,007	986	2
Provision for credit losses	2	(3)	24	–	(92)	(1)	35	–
Compensation and benefits	182	162	160	12	14	344	324	6
General and administrative expenses	85	94	88	(10)	(3)	179	177	1
Commission expenses	25	25	23	0	9	50	45	11
Restructuring expenses	1	5	–	(80)	–	6	–	–
Total other operating expenses	111	124	111	(10)	0	235	222	6
Total operating expenses	293	286	271	2	8	579	546	6
Income before taxes	202	227	211	(11)	(4)	429	405	6
Statement of operations metrics (%)
Cost/income ratio	59.0	56.1	53.6	–	–	57.5	55.4	–
Net revenue detail (CHF million)
Net interest income	242	272	238	(11)	2	514	443	16
Recurring commissions and fees	123	109	113	13	9	232	234	(1)
Transaction-based revenues	146	139	162	5	(10)	285	321	(11)
Other revenues	(14)	(10)	(7)	40	100	(24)	(12)	100
Net revenues	497	510	506	(3)	(2)	1,007	986	2
Number of relationship managers
Number of relationship managers	470	480	480	(2)	(2)	470	480	(2)
Provision for credit losses
The Corporate & Institutional Banking loan portfolio has relatively low concentrations and is mainly secured by mortgages, securities and other financial collateral.
In 2Q16, Corporate & Institutional Banking recorded provision for credit losses of CHF 2 million compared to a release of provision for credit losses of CHF 3 million in 1Q16 and provision for credit losses of CHF 24 million in 2Q15.
Total operating expenses
Compared to 1Q16, total operating expenses of CHF 293 million increased slightly with higher compensation and benefits, mainly offset by lower general and administrative expenses and lower restructuring expenses. Compensation and benefits of CHF 182 million increased 12%, driven by higher discretionary compensation expenses and higher social security costs. General and administrative expenses of CHF 85 million decreased 10% due to lower allocated corporate function costs.
Compared to 2Q15, total operating expenses increased 8% driven by higher compensation and benefits, partly offset by slightly lower general and administrative expenses. Compensation and benefits were 14% higher, driven by higher discretionary compensation expenses and higher deferred compensation expenses from prior-year awards partially offset by lower salary expenses. General and administrative expenses decreased slightly.
Assets under management
As of the end of 2Q16, assets under management of CHF 280.9 billion were CHF 7.3 billion higher compared to the end of 1Q16, driven by favorable market and foreign exchange-related movements and net new assets of CHF 0.7 billion.

International Wealth Management
In 2Q16, we reported income before taxes of CHF 245 million and net revenues of CHF 1,145 million.
Results summary
2Q16 results
In 2Q16, we reported income before taxes of CHF 245 million and net revenues of CHF 1,145 million. Compared to 1Q16, net revenues decreased slightly due to a residual gain from a private equity interest in Asset Management recorded in 1Q16, lower sales and trading revenues and a decrease in net interest income, partially offset by higher investment-related gains in 2Q16. Provision for credit losses increased. Total operating expenses were stable compared to 1Q16 as higher compensation and benefits were offset by lower general and administrative expenses.
Net revenues were slightly lower compared to 2Q15, primarily reflecting lower transaction- and performance-based revenues and lower recurring commissions and fees, partially offset by higher net interest income and higher investment-related gains. Provision for credit losses increased. Total operating expenses were stable as slightly lower compensation and benefits and lower general and administrative expenses were offset by restructuring expenses.
Adjusted income before taxes of CHF 260 million decreased 16% and 4% compared to 1Q16 and 2Q15, respectively.
Capital and leverage metrics
As of the end of 2Q16, we reported risk-weighted assets of CHF 33.6 billion, an increase of CHF 0.6 billion compared to the end of 1Q16. Leverage exposure was CHF 95.4 billion, reflecting an increase of CHF 4.6 billion compared to the end of 1Q16, driven by increased HQLA balances associated with funding requirements.
Divisional results
	in / end of			% change		in / end of		% change
	2Q16	1Q16	2Q15	QoQ	YoY	6M16	6M15	YoY
Statements of operations (CHF million)
Net revenues	1,145	1,173	1,165	(2)	(2)	2,318	2,286	1
Provision for credit losses	16	(2)	(1)	–	–	14	1	–
Compensation and benefits	540	501	557	8	(3)	1,041	1,086	(4)
General and administrative expenses	266	305	276	(13)	(4)	571	526	9
Commission expenses	63	61	61	3	3	124	123	1
Restructuring expenses	15	8	–	88	–	23	–	–
Total other operating expenses	344	374	337	(8)	2	718	649	11
Total operating expenses	884	875	894	1	(1)	1,759	1,735	1
Income before taxes	245	300	272	(18)	(10)	545	550	(1)
Statement of operations metrics (%)
Return on regulatory capital	20.6	24.9	23.3	–	–	22.7	24.1	–
Cost/income ratio	77.2	74.6	76.7	–	–	75.9	75.9	–
Economic risk capital and return
Average economic risk capital (CHF million)	3,751	3,596	3,256	4	15	3,657	3,238	13
Pre-tax return on average economic risk capital (%) [1]	27.2	34.4	34.3	–	–	30.9	34.8	–
Number of employees (full-time equivalents)
Number of employees	10,010	10,170	9,380	(2)	7	10,010	9,380	7
1 Calculated using a return excluding interest costs for allocated goodwill.

Divisional results (continued)
	in / end of			% change		in / end of		% change
	2Q16	1Q16	2Q15	QoQ	YoY	6M16	6M15	YoY
Net revenue detail (CHF million)
Private Banking	811	853	830	(5)	(2)	1,664	1,631	2
Asset Management	334	320	335	4	0	654	655	0
Net revenues	1,145	1,173	1,165	(2)	(2)	2,318	2,286	1
Net revenue detail (CHF million)
Net interest income	304	325	252	(6)	21	629	472	33
Recurring commissions and fees	477	477	497	0	(4)	954	975	(2)
Transaction- and performance-based revenues	340	393	420	(13)	(19)	733	837	(12)
Other revenues	24	(22)	(4)	–	–	2	2	0
Net revenues	1,145	1,173	1,165	(2)	(2)	2,318	2,286	1
Provision for credit losses (CHF million)
New provisions	19	2	1	–	–	21	6	250
Releases of provisions	(3)	(4)	(2)	(25)	50	(7)	(5)	40
Provision for credit losses	16	(2)	(1)	–	–	14	1	–
Balance sheet statistics (CHF million)
Total assets	90,156	85,766	90,999	5	(1)	90,156	90,999	(1)
Net loans	43,059	40,171	38,852	7	11	43,059	38,852	11
Risk-weighted assets	33,613	33,028	31,532	2	7	33,613	31,532	7
Leverage exposure	95,442	90,865	91,601	5	4	95,442	91,601	4
Reconciliation of adjusted results
	Private Banking			Asset Management			International Wealth Management
in	2Q16	1Q16	2Q15	2Q16	1Q16	2Q15	2Q16	1Q16	2Q15
Adjusted results (CHF million)
Net revenues	811	853	830	334	320	335	1,145	1,173	1,165
Provision for credit losses	16	(2)	(1)	0	0	0	16	(2)	(1)
Total operating expenses	611	622	619	273	253	275	884	875	894
Restructuring expenses	(13)	(10)	–	(2)	2	–	(15)	(8)	–
Adjusted total operating expenses	598	612	619	271	255	275	869	867	894
Income before taxes	184	233	212	61	67	60	245	300	272
Total adjustments	13	10	0	2	(2)	0	15	8	0
Adjusted income before taxes	197	243	212	63	65	60	260	308	272
	Private Banking		Asset Management		International Wealth Management
in	6M16	6M15	6M16	6M15	6M16	6M15
Adjusted results (CHF million)
Net revenues	1,664	1,631	654	655	2,318	2,286
Provision for credit losses	14	1	0	0	14	1
Total operating expenses	1,233	1,186	526	549	1,759	1,735
Restructuring expenses	(23)	–	0	–	(23)	–
Major litigation provisions	0	10	0	0	0	10
Adjusted total operating expenses	1,210	1,196	526	549	1,736	1,745
Income before taxes	417	444	128	106	545	550
Total adjustments	23	(10)	0	0	23	(10)
Adjusted income before taxes	440	434	128	106	568	540
Adjusted results are non-GAAP financial measures. Refer to "Adjusted results" in Credit Suisse for further information.

Private Banking
Results
Income before taxes of CHF 184 million decreased 21% and 13% compared to 1Q16 and 2Q15, respectively, primarily reflecting lower net revenues and higher provision for credit losses, partially offset by slightly lower total operating expenses. Adjusted income before taxes of CHF 197 million decreased 19% and 7% compared to 1Q16 and 2Q15, respectively.
Net revenues
Compared to 1Q16, net revenues of CHF 811 million were 5% lower, primarily reflecting a decline in net interest income as well as lower transaction- and performance-based revenues. Net interest income of CHF 304 million decreased 6% and reflected lower deposit margins on slightly higher average deposit volumes and stable loan margins on higher average loan volumes. Transaction- and performance-based revenues of CHF 236 million decreased 7%, mainly driven by lower sales and trading revenues, partially offset by higher equity participations income which included a regular dividend from SIX Group. Recurring commissions and fees of CHF 273 million were stable.
Compared to 2Q15, net revenues decreased slightly, primarily driven by lower transaction- and performance-based revenues and lower recurring commissions and fees, partially offset by higher net interest income. Transaction- and performance-based revenues decreased 16%, mainly driven by lower brokerage and product issuing fees, significantly lower half-yearly performance fees reflecting the challenging market conditions and lower sales and trading revenues. Recurring commissions and fees decreased 9%, primarily driven by lower security account and custody services fees and a decline in banking services fees, and included the impact of lower average assets under management. Net interest income increased 21%, primarily reflecting higher loan margins on higher average loan volumes.
Results – Private Banking
	in / end of			% change		in / end of		% change
	2Q16	1Q16	2Q15	QoQ	YoY	6M16	6M15	YoY
Statements of operations (CHF million)
Net revenues	811	853	830	(5)	(2)	1,664	1,631	2
Provision for credit losses	16	(2)	(1)	–	–	14	1	–
Compensation and benefits	363	349	385	4	(6)	712	740	(4)
General and administrative expenses	191	221	188	(14)	2	412	354	16
Commission expenses	44	42	46	5	(4)	86	92	(7)
Restructuring expenses	13	10	–	30	–	23	–	–
Total other operating expenses	248	273	234	(9)	6	521	446	17
Total operating expenses	611	622	619	(2)	(1)	1,233	1,186	4
Income before taxes	184	233	212	(21)	(13)	417	444	(6)
Statement of operations metrics (%)
Cost/income ratio	75.3	72.9	74.6	–	–	74.1	72.7	–
Net revenue detail (CHF million)
Net interest income	304	325	252	(6)	21	629	472	33
Recurring commissions and fees	273	276	299	(1)	(9)	549	586	(6)
Transaction- and performance-based revenues	236	254	280	(7)	(16)	490	574	(15)
Other revenues	(2)	(2)	(1)	0	100	(4)	(1)	300
Net revenues	811	853	830	(5)	(2)	1,664	1,631	2
Margins on assets under management (annualized) (bp)
Gross margin [1]	110	119	108	–	–	115	106	–
Net margin [2]	25	32	28	–	–	29	29	–
Number of relationship managers
Number of relationship managers	1,170	1,170	1,180	0	(1)	1,170	1,180	(1)
Net interest income includes a term spread credit on stable deposit funding and a term spread charge on loans. Recurring commissions and fees includes investment product management, discretionary mandate and other asset management-related fees, fees for general banking products and services and revenues from wealth structuring solutions. Transaction- and performance-based revenues arise primarily from brokerage and product issuing fees, fees from foreign exchange client transactions, trading and sales income, equity participations income and other transaction- and performance-based income.

1 Net revenues divided by average assets under management.
2 Income before taxes divided by average assets under management.

Provision for credit losses
In 2Q16, Private Banking recorded provision for credit losses of CHF 16 million primarily related to a small number of individual cases, compared to releases of provision for credit losses of CHF 2 million and CHF 1 million in 1Q16 and 2Q15, respectively.
Total operating expenses
Compared to 1Q16, total operating expenses of CHF 611 million were slightly lower, primarily reflecting lower general and administrative expenses partially offset by higher compensation and benefits of CHF 363 million and higher restructuring expenses of CHF 13 million. General and administrative expenses of CHF 191 million decreased 14%, mainly reflecting lower allocated corporate function costs, including the impact of the changes to the methodology for the allocation of corporate function costs, and lower litigation provisions, partially offset by higher professional services fees.
Compared to 2Q15, total operating expenses were stable, primarily reflecting lower compensation and benefits, partially offset by restructuring expenses in 2Q16. Compensation and benefits decreased 6%, driven by lower discretionary compensation expenses, lower social security costs and lower deferred compensation expenses from prior-year awards, partially offset by higher salary expenses driven by higher headcount. General and administrative expenses increased slightly, primarily from higher professional services fees and higher advertising and marketing costs. Adjusted total operating expenses decreased slightly compared to 2Q15.
margins
Gross margin
Our gross margin was 110 basis points in 2Q16, a decline of nine basis points compared to 1Q16, mainly reflecting lower net interest income, lower transaction- and performance-based revenues and a 2.4% increase in average assets under management. Our gross margin was two basis points higher compared to 2Q15, mainly reflecting higher net interest income and a 4.5% decrease in average assets under management, partially offset by lower transaction- and performance-based revenues and lower recurring commissions and fees. In 3Q15 there was a reclassification of CHF 11.1 billion of assets under management to assets under custody within client assets due to the introduction of the updated assets under management policy in 2015.
> Refer to “Assets under management” for further information.
Net margin
Our net margin was 25 basis points in 2Q16, a decline of seven basis points compared to 1Q16, reflecting lower net revenues, higher provision for credit losses and the 2.4% increase in average assets under management, partially offset by slightly lower total operating expenses. Our net margin was three basis points lower compared to 2Q15, reflecting slightly lower net revenues and higher provision for credit losses, partially offset by the 4.5% decrease in average assets under management. On the basis of adjusted income before taxes, our net margin was 27 basis points in 2Q16, seven basis points lower compared to 1Q16 and one basis point lower compared to 2Q15.

Assets under management
As of the end of 2Q16, assets under management of CHF 298.6 billion were CHF 11.6 billion higher compared to the end of 1Q16, reflecting net new assets of CHF 5.4 billion and favorable market and foreign exchange-related movements. The net new assets reflected solid inflows from emerging markets and Europe.
Assets under management – Private Banking
	in / end of			% change		in / end of		% change
	2Q16	1Q16	2Q15	QoQ	YoY	6M16	6M15	YoY
Assets under management (CHF billion)
Assets under management	298.6	287.0	303.3	4.0	(1.5)	298.6	303.3	(1.5)
Average assets under management	294.1	287.2	307.9	2.4	(4.5)	290.6	307.7	(5.6)
Assets under management by currency (CHF billion)
USD	137.3	130.9	144.1	4.9	(4.7)	137.3	144.1	(4.7)
EUR	86.9	86.0	93.9	1.0	(7.5)	86.9	93.9	(7.5)
CHF	20.9	21.7	22.0	(3.7)	(5.0)	20.9	22.0	(5.0)
Other	53.5	48.4	43.3	10.5	23.6	53.5	43.3	23.6
Assets under management	298.6	287.0	303.3	4.0	(1.5)	298.6	303.3	(1.5)
Growth in assets under management (CHF billion)
Net new assets	5.4	5.4	0.2	–	–	10.8	(0.5)	–
Other effects	6.2	(8.0)	(7.3)	–	–	(1.8)	(19.9)	–
of which market movements	4.2	(6.3)	(1.4)	–	–	(2.1)	7.3	–
of which currency	3.3	(2.0)	(5.7)	–	–	1.3	(26.5)	–
of which other	(1.3)	0.3	(0.2)	–	–	(1.0)	(0.7)	–
Growth in assets under management	11.6	(2.6)	(7.1)	–	–	9.0	(20.4)	–
Growth in assets under management (annualized) (%)
Net new assets	7.5	7.5	0.3	–	–	7.4	(0.3)	–
Other effects	8.6	(11.1)	(9.4)	–	–	(1.2)	(12.3)	–
Growth in assets under management (annualized)	16.1	(3.6)	(9.1)	–	–	6.2	(12.6)	–
Growth in assets under management (rolling four-quarter average) (%)
Net new assets	2.7	1.0	1.1	–	–	–	–	–
Other effects	(4.3)	(8.5)	(2.8)	–	–	–	–	–
Growth in assets under management (rolling four-quarter average)	(1.6)	(7.5)	(1.7)	–	–	–	–	–

Asset management
Results – Asset Management
	in / end of			% change		in / end of		% change
	2Q16	1Q16	2Q15	QoQ	YoY	6M16	6M15	YoY
Statements of operations (CHF million)
Net revenues	334	320	335	4	0	654	655	0
Provision for credit losses	0	0	0	–	–	0	0	–
Compensation and benefits	177	152	172	16	3	329	346	(5)
General and administrative expenses	75	84	88	(11)	(15)	159	172	(8)
Commission expenses	19	19	15	0	27	38	31	23
Restructuring expenses	2	(2)	–	–	–	0	–	–
Total other operating expenses	96	101	103	(5)	(7)	197	203	(3)
Total operating expenses	273	253	275	8	(1)	526	549	(4)
Income before taxes	61	67	60	(9)	2	128	106	21
Statement of operations metrics (%)
Cost/income ratio	81.7	79.1	82.1	–	–	80.4	83.8	–
Net revenue detail (CHF million)
Management fees	220	225	218	(2)	1	445	424	5
Performance and placement revenues	42	17	38	147	11	59	73	(19)
Investment and partnership income	72	78	79	(8)	(9)	150	158	(5)
Net revenues	334	320	335	4	0	654	655	0
of which recurring commissions and fees	204	201	198	1	3	405	389	4
of which transaction- and performance-based revenues	104	139	140	(25)	(26)	243	263	(8)
of which other revenues	26	(20)	(3)	–	–	6	3	100
Management fees include fees on assets under management, asset administration revenues and transaction fees related to the acquisition and disposal of investments in the funds being managed. Performance revenues relate to the performance or return of the funds being managed and includes investment-related gains and losses from proprietary funds. Placement revenues arise from our third-party private equity fundraising activities and secondary private equity market advisory services. Investment and partnership income includes equity participation income from seed capital returns and from minority investments in third-party asset managers, income from strategic partnerships and distribution agreements, and other revenues.

Results
Income before taxes of CHF 61 million decreased 9% compared to 1Q16, driven by higher total operating expenses, partially offset by higher net revenues. Income before taxes was stable compared to 2Q15, reflecting stable net revenues and stable total operating expenses.
Net revenues
Compared to 1Q16, net revenues of CHF 334 million increased 4%, mainly driven by significantly higher performance and placement revenues, partially offset by lower investment and partnership income and slightly lower management fees. Performance and placement revenues of CHF 42 million increased CHF 25 million with higher investment-related gains, higher performance fees mainly from credit strategies and higher placement fees. Investment and partnership income decreased 8% to CHF 72 million as 1Q16 included a residual gain from a private equity interest, partially offset by an investment gain from Asset Management Finance LLC (AMF) in 2Q16.
Compared to 2Q15, net revenues were stable, reflecting higher performance and placement revenues, offset by lower investment and partnership income. Performance and placement revenues increased 11%, primarily reflecting better performance from credit strategies and higher investment-related gains, partially offset by lower placement fees. Investment and partnership income decreased 9%, reflecting lower performance from single manager hedge funds, partially offset by an investment gain from AMF in 2Q16. Management fees of CHF 220 million were stable.
Total operating expenses
Compared to 1Q16, total operating expenses of CHF 273 million increased 8%, reflecting higher compensation and benefits and higher restructuring expenses, partially offset by lower general and administrative expenses. Compensation and benefits of CHF 177 million increased 16%, reflecting higher discretionary compensation expenses and higher deferred compensation expenses from prior-year awards. General and administrative expenses of CHF 75 million decreased 11%, mainly reflecting lower allocated corporate function costs.
Compared to 2Q15, total operating expenses were stable, primarily reflecting lower general and administrative expenses, partially offset by slightly higher compensation and benefits and restructuring expenses of CHF 2 million in 2Q16. General and administrative expenses were CHF 13 million lower, reflecting lower allocated corporate function costs. Compensation and benefits were slightly higher, mainly reflecting higher discretionary compensation expenses.

Assets under management
As of the end of 2Q16, assets under management of CHF 314.9 billion were CHF 13.6 billion higher compared to the end of 1Q16, reflecting favorable market movements, net new assets of CHF 3.5 billion and favorable foreign exchange-related movements. Net new assets reflected inflows from an emerging market joint venture and from a new product launch, partially offset by an outflow from a single mandate.
Assets under management – Asset Management
	in / end of			% change		in / end of		% change
	2Q16	1Q16	2Q15	QoQ	YoY	6M16	6M15	YoY
Assets under management (CHF billion)
Traditional investments	159.5	155.8	170.4	2.4	(6.4)	159.5	170.4	(6.4)
Alternative investments	115.7	109.1	109.1	6.0	6.0	115.7	109.1	6.0
Investments and partnerships	39.7	36.4	33.6	9.1	18.2	39.7	33.6	18.2
Assets under management	314.9	301.3	313.1	4.5	0.6	314.9	313.1	0.6
Average assets under management	310.8	315.7	312.0	(1.6)	(0.4)	313.3	306.3	2.3
Assets under management by currency (CHF billion)
USD	88.9	80.1	88.7	11.0	0.2	88.9	88.7	0.2
EUR	36.4	39.5	41.2	(7.8)	(11.7)	36.4	41.2	(11.7)
CHF	142.6	140.4	146.9	1.6	(2.9)	142.6	146.9	(2.9)
Other	47.0	41.3	36.3	13.8	29.5	47.0	36.3	29.5
Assets under management	314.9	301.3	313.1	4.5	0.6	314.9	313.1	0.6
Growth in assets under management (CHF billion)
Net new assets [1]	3.5	1.5	8.1	–	–	5.0	17.3	–
Other effects	10.1	(21.5)	(4.9)	–	–	(11.4)	(9.4)	–
of which market movements	6.8	(5.6)	(0.7)	–	–	1.2	4.3	–
of which foreign exchange	2.0	(2.3)	(4.3)	–	–	(0.3)	(13.7)	–
of which other	1.3	(13.6)	0.1	–	–	(12.3)	0.0	–
Growth in assets under management	13.6	(20.0)	3.2	–	–	(6.4)	7.9	–
Growth in assets under management (annualized) (%)
Net new assets	4.6	1.9	10.4	–	–	3.0	11.3	–
Other effects	13.4	(26.8)	(6.3)	–	–	(7.0)	(6.2)	–
Growth in assets under management	18.0	(24.9)	4.1	–	–	(4.0)	5.1	–
Growth in assets under management (rolling four-quarter average) (%)
Net new assets	4.5	6.1	4.1	–	–	–	–	–
Other effects	(4.0)	(8.9)	2.2	–	–	–	–	–
Growth in assets under management (rolling four-quarter average)	0.5	(2.8)	6.3	–	–	–	–	–
1 Includes outflows for private equity assets reflecting realizations at cost and unfunded commitments on which a fee is no longer earned.

Asia Pacific
In 2Q16, we reported income before taxes of CHF 206 million and net revenues of CHF 911 million. Income before taxes decreased 22% compared to 1Q16 and 44% compared to 2Q15.
Results Summary
2Q16 results
In 2Q16, we reported income before taxes of CHF 206 million and net revenues of CHF 911 million. Compared to 1Q16, net revenues were stable, as higher equity sales and trading revenues, higher underwriting and advisory revenues and higher net interest income in Private Banking were offset by lower fixed income sales and trading revenues. Provision for credit losses of CHF 3 million in 2Q16 compared to a net release of provision of CHF 22 million in 1Q16. Total operating expenses of CHF 702 million increased 6%, primarily reflecting increased compensation and benefits driven by growth-related higher headcount and higher general and administrative expenses.
Compared to 2Q15, net revenues decreased 12%, driven by lower equity sales and trading revenues reflecting the absence of the strong market conditions experienced in 2Q15. Revenues from the UHNWI and HNWI client business in Private Banking increased 10%, reflecting an increase in net interest income, partially offset by a decrease in transaction-based revenues. Total operating expenses increased 6%, primarily from increased compensation and benefits driven by growth-related higher headcount and higher general and administrative expenses, partially offset by lower commission expenses.
Higher volumes of client trading activity made a positive contribution in the days immediately following the UK referendum on EU membership on June 23, 2016.
Adjusted income before taxes of CHF 216 million decreased 18% compared to 1Q16 and 41% compared to 2Q15.
Capital and leverage metrics
At the end of 2Q16, we reported risk-weighted assets of CHF 31.6 billion, an increase of CHF 4.0 billion compared to the end of 1Q16, primarily due to an increase in commercial lending. Leverage exposure was CHF 107.6 billion, reflecting an increase of CHF 3.7 billion compared to the end of 1Q16, driven by increased HQLA balances associated with funding requirements.
Divisional results
	in / end of			% change		in / end of		% change
	2Q16	1Q16	2Q15	QoQ	YoY	6M16	6M15	YoY
Statements of operations (CHF million)
Net revenues	911	907	1,040	0	(12)	1,818	2,128	(15)
Provision for credit losses	3	(22)	11	–	(73)	(19)	8	–
Compensation and benefits	419	404	380	4	10	823	763	8
General and administrative expenses	203	190	188	7	8	393	358	10
Commission expenses	70	70	94	0	(26)	140	167	(16)
Restructuring expenses	10	1	–	–	–	11	–	–
Total other operating expenses	283	261	282	8	0	544	525	4
Total operating expenses	702	665	662	6	6	1,367	1,288	6
Income before taxes	206	264	367	(22)	(44)	470	832	(44)
Statement of operations metrics (%)
Return on regulatory capital	15.6	20.8	26.4	–	–	18.2	27.7	–
Cost/income ratio	77.1	73.3	63.7	–	–	75.2	60.5	–
Economic risk capital and return
Average economic risk capital (CHF million)	4,073	3,796	3,321	7	23	3,943	3,287	20
Pre-tax return on average economic risk capital (%) [1]	20.3	27.9	44.2	–	–	23.9	50.6	–
Number of employees (full-time equivalents)
Number of employees	7,020	6,730	6,170	4	14	7,020	6,170	14
1 Calculated using a return excluding interest costs for allocated goodwill.

Divisional results (continued)
	in / end of			% change		in / end of		% change
	2Q16	1Q16	2Q15	QoQ	YoY	6M16	6M15	YoY
Net revenues (CHF million)
Private Banking	337	319	307	6	10	656	604	9
Investment Banking	574	588	733	(2)	(22)	1,162	1,524	(24)
Net revenues	911	907	1,040	0	(12)	1,818	2,128	(15)
Provision for credit losses (CHF million)
New provisions	4	0	13	–	(69)	4	14	(71)
Releases of provisions	(1)	(22)	(2)	(95)	(50)	(23)	(6)	283
Provision for credit losses	3	(22)	11	–	(73)	(19)	8	–
Balance sheet statistics (CHF million)
Total assets	92,194	90,218	92,799	2	(1)	92,194	92,799	(1)
Net loans	37,813	35,384	33,841	7	12	37,813	33,841	12
Risk-weighted assets	31,644	27,649	25,467	14	24	31,644	25,467	24
Leverage exposure	107,595	103,872	107,755	4	0	107,595	107,755	0
Reconciliation of adjusted results
	Private Banking			Investment Banking			Asia Pacific
in	2Q16	1Q16	2Q15	2Q16	1Q16	2Q15	2Q16	1Q16	2Q15
Adjusted results (CHF million)
Net revenues	337	319	307	574	588	733	911	907	1,040
Provision for credit losses	2	(17)	0	1	(5)	11	3	(22)	11
Total operating expenses	245	216	188	457	449	474	702	665	662
Restructuring expenses	0	0	–	(10)	(1)	–	(10)	(1)	–
Adjusted total operating expenses	245	216	188	447	448	474	692	664	662
Income before taxes	90	120	119	116	144	248	206	264	367
Total adjustments	0	0	0	10	1	0	10	1	0
Adjusted income before taxes	90	120	119	126	145	248	216	265	367
	Private Banking		Investment Banking		Asia Pacific
in	6M16	6M15	6M16	6M15	6M16	6M15
Adjusted results (CHF million)
Net revenues	656	604	1,162	1,524	1,818	2,128
Provision for credit losses	(15)	(1)	(4)	9	(19)	8
Total operating expenses	461	378	906	910	1,367	1,288
Restructuring expenses	0	–	(11)	–	(11)	–
Adjusted total operating expenses	461	378	895	910	1,356	1,288
Income before taxes	210	227	260	605	470	832
Total adjustments	0	0	11	0	11	0
Adjusted income before taxes	210	227	271	605	481	832
Adjusted results are non-GAAP financial measures. Refer to "Adjusted results" in Credit Suisse for further information.

Private Banking
Results
Income before taxes of CHF 90 million decreased 25% compared to 1Q16, primarily reflecting higher operating expenses and as a result of a net release of provision for credit losses in 1Q16, partially offset by higher net revenues. Compared to 2Q15 income before taxes decreased 24%, primarily from higher operating expenses, partially offset by higher net revenues.
Net revenues
Net revenues of CHF 337 million increased 6% compared to 1Q16, mainly due to higher other revenues and higher net interest income, partially offset by lower transaction-based revenues and lower recurring commissions and fees. Other revenues in 1Q16 primarily reflected the reversal of gains on credit hedges in 1Q16 that were offset by a corresponding release of provision for credit losses. Net interest income increased 7% to CHF 143 million reflecting higher loan and deposit margins on higher average volumes. Transaction-based revenues decreased 3% to CHF 124 million due to the receipt of a dividend from an equity participation in 1Q16, partially offset by higher brokerage and product issuing fees and corporate advisory fees arising from integrated solutions. Recurring commissions and fees decreased 4% to CHF 70 million, primarily reflecting lower banking services fees and fees from discretionary mandates.
Compared to 2Q15, net revenues increased 10%, mainly reflecting an increase in net interest income, partially offset by a decrease in transaction-based revenues. Net interest income increased 38% reflecting higher loan and deposit margins on higher average volumes. Recurring commissions and fees increased 11%, primarily reflecting higher wealth structuring solution and investment product management fees. Transaction-based revenues decreased 11%, primarily reflecting lower brokerage and product issuing fees, partially offset by higher corporate advisory fees arising from integrated solutions.
Results - Private Banking
	in / end of			% change		in / end of		% change
	2Q16	1Q16	2Q15	QoQ	YoY	6M16	6M15	YoY
Statements of operations (CHF million)
Net revenues	337	319	307	6	10	656	604	9
Provision for credit losses	2	(17)	0	–	–	(15)	(1)	–
Compensation and benefits	158	148	126	7	25	306	251	22
General and administrative expenses	77	57	50	35	54	134	102	31
Commission expenses	10	11	12	(9)	(17)	21	25	(16)
Total other operating expenses	87	68	62	28	40	155	127	22
Total operating expenses	245	216	188	13	30	461	378	22
Income before taxes	90	120	119	(25)	(24)	210	227	(7)
Statement of operations metrics (%)
Cost/income ratio	72.7	67.7	61.2	–	–	70.3	62.6	–
Net revenue detail (CHF million)
Net interest income	143	134	104	7	38	277	200	39
Recurring commissions and fees	70	73	63	(4)	11	143	135	6
Transaction-based revenues	124	128	140	(3)	(11)	252	269	(6)
Other revenues	0	(16)	0	100	–	(16)	0	–
Net revenues	337	319	307	6	10	656	604	9
Margins on assets under management (annualized) (bp)
Gross margin [1]	87	86	78	–	–	86	77	–
Net margin [2]	23	32	30	–	–	28	29	–
Number of relationship managers
Number of relationship managers	650	620	550	5	18	650	550	18
1 Net revenues divided by average assets under management.
2 Income before taxes divided by average assets under management.
Provision for credit losses
The Private Banking loan portfolio primarily comprises lombard loans, mainly backed by listed securities.
In 2Q16, Private Banking recorded a provision for credit losses of CHF 2 million, compared to a net release of provision for credit losses of CHF 17 million in 1Q16, which was offset by the reversal of gains from related credit hedges recorded in other revenues. Private Banking recorded no provision for credit losses in 2Q15.
Total operating expenses
Total operating expenses of CHF 245 million increased 13% compared to 1Q16, mainly reflecting higher general and administrative expenses and higher compensation and benefits. General and administrative expenses increased 35%, to CHF 77 million, mainly due to the higher allocated corporate function costs related to investments in infrastructure for risk, control and compliance functions to support business growth and meet increasing regulatory requirements. Compensation and benefits increased 7% to CHF 158 million, primarily driven by higher salary expenses reflecting growth-related higher headcount.
Compared to 2Q15, total operating expenses increased 30%, mainly reflecting higher compensation and benefits and higher general and administrative expenses. Compensation and benefits increased 25% primarily driven by higher salary expenses reflecting growth-related higher headcount. General and administrative expenses increased 54%, mainly due to higher allocated corporate function costs related to investments in infrastructure for risk, control and compliance functions, and higher occupancy and marketing expenses.
Margins
Gross margin
Our gross margin was 87 basis points in 2Q16, one basis point higher compared to 1Q16, mainly reflecting higher other revenues and higher net interest income, partially offset by a 4.7% increase in average assets under management. Compared to 2Q15, our gross margin was nine basis points higher, mainly reflecting higher net interest income, partially offset by lower transaction-based revenues.
> Refer to “Assets under management” for further information.
Net margin
Our net margin was 23 basis points in 2Q16, nine basis points lower compared to 1Q16, mainly reflecting higher operating expenses. Compared to 2Q15, our net margin was seven basis points lower, mainly reflecting higher operating expenses and lower transaction-based revenues, partially offset by higher net interest income.
Assets under management
As of the end of 2Q16, assets under management of CHF 158.3 billion were CHF 8.7 billion higher compared to the end of 1Q16, mainly reflecting net new assets of CHF 5.0 billion and favorable foreign exchange-related and market movements. Net new assets reflected inflows primarily from South East Asia, Australia and Greater China.
Assets under management – Private Banking
	in / end of			% change		in / end of		% change
	2Q16	1Q16	2Q15	QoQ	YoY	6M16	6M15	YoY
Assets under management (CHF billion)
Assets under management	158.3	149.6	155.9	5.8	1.5	158.3	155.9	1.5
Average assets under management	155.1	148.2	157.4	4.7	(1.5)	151.6	152.2	(0.4)
Assets under management by currency (CHF billion)
USD	73.7	67.4	59.6	9.3	23.7	73.7	59.6	23.7
EUR	4.7	4.7	5.3	0.0	(11.3)	4.7	5.3	(11.3)
CHF	1.9	1.9	2.1	0.0	(9.5)	1.9	2.1	(9.5)
Other	78.0	75.6	88.9	3.2	(12.3)	78.0	88.9	(12.3)
Assets under management	158.3	149.6	155.9	5.8	1.5	158.3	155.9	1.5
Growth in assets under management (CHF billion)
Net new assets	5.0	4.3	6.6	–	–	9.3	11.1	–
Other effects	3.7	(5.1)	(5.3)	–	–	(1.4)	(5.7)	–
of which market movements	1.2	(2.9)	0.4	–	–	(1.7)	4.8	–
of which foreign exchange	2.4	(2.3)	(5.2)	–	–	0.1	(9.9)	–
of which other	0.1	0.1	(0.5)	–	–	0.2	(0.6)	–
Growth in assets under management	8.7	(0.8)	1.3	–	–	7.9	5.4	–
Growth in assets under management (annualized) (%)
Net new assets	13.4	11.4	17.1	–	–	12.4	14.8	–
Other effects	9.9	(13.5)	(13.7)	–	–	(1.8)	(7.6)	–
Growth in assets under management (annualized)	23.3	(2.1)	3.4	–	–	10.6	7.2	–
Growth in assets under management (rolling four-quarter average) (%)
Net new assets	10.3	11.4	13.9	–	–	–	–	–
Other effects	(8.8)	(14.6)	1.7	–	–	–	–	–
Growth in assets under management (rolling four-quarter average)	1.5	(3.2)	15.6	–	–	–	–	–

Investment Banking
Results
Income before taxes of CHF 116 million decreased 19% compared to 1Q16, mainly due to slightly lower net revenues and higher restructuring expenses. Compared to 2Q15, income before taxes decreased 53%, mainly due to lower net revenues. Adjusted income before taxes of CHF 126 million decreased 13% compared to 1Q16 and 49% compared to 2Q15.
Net revenues
Net revenues of CHF 574 million were slightly lower compared to 1Q16, mainly reflecting lower fixed income sales and trading revenues, largely offset by higher equity sales and trading and underwriting and advisory revenues. Fixed income sales and trading revenues decreased 33% to CHF 167 million, mainly due to lower revenues from rates products. Equity sales and trading revenues increased 15% to CHF 340 million, reflecting higher revenues from prime services, systematic market making and equity derivatives due to improved market conditions, client activity and higher revenues from structured financing solutions, partially offset by lower revenues from cash equities reflecting subdued trading volumes. Equity derivatives results in 2Q16 included the positive impact of CHF 65 million resulting from a recalibration of the valuation model for certain hybrid instruments to reflect increased observability of pricing data and a more standardized approach across products. Underwriting and advisory revenues increased 39% to CHF 100 million, primarily reflecting higher advisory fees from M&A transactions and higher debt and equity underwriting revenues.
Compared to 2Q15, net revenues decreased 22%, mainly due to significantly lower equity sales and trading revenues, partially offset by higher fixed income sales and trading revenues. Equity sales and trading revenues decreased 39%, reflecting the absence of the strong market conditions experienced in 2Q15, primarily in derivatives and systematic market making. Equity derivatives results in 2Q16 included the impact of the recalibration of the valuation model for certain hybrid instruments. Cash equities revenues were lower due to subdued trading volumes. Fixed income sales and trading revenues increased 36%, primarily driven by rates and foreign exchange products. Underwriting and advisory revenues increased 22% due to higher advisory fees from M&A transactions and debt underwriting, partially offset by lower equity underwriting fees reflecting fewer initial public offerings (IPO) and related follow-on activities.
Results - Investment Banking
	in / end of			% change		in / end of		% change
	2Q16	1Q16	2Q15	QoQ	YoY	6M16	6M15	YoY
Statements of operations (CHF million)
Net revenues	574	588	733	(2)	(22)	1,162	1,524	(24)
Provision for credit losses	1	(5)	11	–	(91)	(4)	9	–
Compensation and benefits	261	256	254	2	3	517	512	1
General and administrative expenses	126	133	138	(5)	(9)	259	256	1
Commission expenses	60	59	82	2	(27)	119	142	(16)
Restructuring expenses	10	1	–	–	–	11	–	–
Total other operating expenses	196	193	220	2	(11)	389	398	(2)
Total operating expenses	457	449	474	2	(4)	906	910	0
Income before taxes	116	144	248	(19)	(53)	260	605	(57)
Statement of operations metrics (%)
Cost/income ratio	79.6	76.4	64.7	–	–	78.0	59.7	–
Net revenue detail (CHF million)
Fixed income sales and trading	167	250	123	(33)	36	417	371	12
Equity sales and trading	340	295	553	15	(39)	635	1,041	(39)
Underwriting and advisory	100	72	82	39	22	172	154	12
Other revenues	(33)	(29)	(25)	14	32	(62)	(42)	48
Net revenues	574	588	733	(2)	(22)	1,162	1,524	(24)

Provision for credit losses
In 2Q16, Investment Banking recorded a provision for credit losses of CHF 1 million, compared to a net release of provision of CHF 5 million in 1Q16 and a provision for credit losses of CHF 11 million in 2Q15.
Total operating expenses
Total operating expenses of CHF 457 million increased slightly compared to 1Q16, mainly due to higher restructuring expenses and slightly higher compensation and benefits, partially offset by lower general and administrative expenses. The slight increase in compensation and benefits to CHF 261 million reflected higher salaries, partially offset by lower discretionary compensation and lower deferred compensation expenses from prior-year awards. General and administrative expenses decreased 5% to CHF 126 million, mainly reflecting lower allocated corporate function costs, partially offset by higher marketing expenses. Adjusted total operating expenses were stable compared to 1Q16.
Compared to 2Q15, total operating expenses decreased 4% mainly due to lower commission expenses and lower general and administrative expenses, partially offset by higher compensation and benefits and higher restructuring expenses. Commission expenses decreased 27% to CHF 60 million reflecting lower client trading volumes in equities. General and administrative expenses decreased 9%, mainly reflecting lower allocated corporate function costs, partially offset by higher marketing expenses. Compensation and benefits increased slightly, primarily driven by higher salary expenses, partially offset by lower discretionary compensation. Adjusted total operating expenses decreased 6% compared to 2Q15.

Global Markets
In 2Q16, Global Markets reported income before taxes of CHF 154 million and net revenues of CHF 1,630 million. Net revenues increased 31% compared to 1Q16, primarily due to higher revenues from our credit businesses.
Results Summary
2Q16 results
In 2Q16, Global Markets made significant progress on its accelerated restructuring towards achieving a more cost and capital efficient business with a reduced risk profile. The restructured business model operates under three business lines generating revenues from trading and underwriting: equities, credit and solutions. Equities includes cash equities, prime services, systematic market making and equity underwriting. Credit is comprised of our yield businesses, including global credit products, leveraged finance and investment grade underwriting and securitized products. Solutions combines our structured lending and derivatives capabilities across equity derivatives, global macro products and emerging markets.
In 2Q16, we reported income before taxes of CHF 154 million and net revenues of CHF 1,630 million. Compared to 1Q16, net revenues increased 31%, mainly due to higher revenues from our credit businesses. Compared to 2Q15, net revenues declined 15%. Revenues from our equities businesses declined 10%, credit decreased 20% and solutions decreased 6%.
Higher volumes of client trading activity made a positive contribution in the days immediately following the UK referendum on EU membership on June 23, 2016.
Total operating expenses of CHF 1,493 million increased 5% compared to 1Q16, reflecting increased compensation and benefits, partially offset by lower restructuring costs of CHF 50 million in 2Q16. Compared to 2Q15, total operating expenses declined 3%, reflecting improved operating efficiency, and due to lower compensation and benefits and litigation expenses. We reported an adjusted income before taxes of CHF 204 million in 2Q16, compared to an adjusted loss before taxes of CHF 98 million in 1Q16 and an adjusted income before taxes of CHF 445 million in 2Q15.
Divisional results
	in / end of			% change		in / end of		% change
	2Q16	1Q16	2Q15	QoQ	YoY	6M16	6M15	YoY
Statements of operations (CHF million)
Net revenues	1,630	1,245	1,926	31	(15)	2,875	4,077	(29)
Provision for credit losses	(17)	23	(4)	–	325	6	0	–
Compensation and benefits	778	671	821	16	(5)	1,449	1,645	(12)
General and administrative expenses	543	517	576	5	(6)	1,060	1,030	3
Commission expenses	122	132	142	(8)	(14)	254	284	(11)
Restructuring expenses	50	100	–	(50)	–	150	–	–
Total other operating expenses	715	749	718	(5)	0	1,464	1,314	11
Total operating expenses	1,493	1,420	1,539	5	(3)	2,913	2,959	(2)
Income/(loss) before taxes	154	(198)	391	–	(61)	(44)	1,118	–
Statement of operations metrics (%)
Return on regulatory capital	4.3	–	9.2	–	–	–	12.9	–
Cost/income ratio	91.6	114.1	79.9	–	–	101.3	72.6	–
Economic risk capital and return
Average economic risk capital (CHF million)	9,924	10,862	12,330	(9)	(20)	10,527	12,411	(15)
Pre-tax return on average economic risk capital (%) [1]	6.6	(6.9)	13.4	–	–	(0.4)	18.7	–
Balance sheet statistics (CHF million, except where indicated)
Total assets	239,419	237,716	287,616	1	(17)	239,419	287,616	(17)
Risk-weighted assets	50,750	56,698	60,727	(10)	(16)	50,750	60,727	(16)
Risk-weighted assets (USD)	52,094	59,205	64,980	(12)	(20)	52,094	64,980	(20)
Leverage exposure	279,099	280,029	332,361	0	(16)	279,099	332,361	(16)
Leverage exposure (USD)	286,490	292,413	355,637	(2)	(19)	286,490	355,637	(19)
Number of employees (full-time equivalents)
Number of employees	11,620	11,780	11,470	(1)	1	11,620	11,470	1
1 Calculated using a return excluding interest costs for allocated goodwill.

Capital and leverage metrics
We significantly reduced capital usage compared to both 1Q16 and 2Q15, and are operating within our end-2016 risk-weighted assets and leverage exposure targets. As of the end of 2Q16, we reported risk-weighted assets of USD 52.1 billion, below our end-2016 target of USD 60 billion. Risk-weighted assets decreased USD 7.1 billion compared to 1Q16, primarily reflecting movements in risk levels. Leverage exposure was USD 286.5 billion, reflecting a decrease of USD 5.9 billion compared to the end of 1Q16, primarily reflecting business reductions. This compares to our end-2016 target of USD 290 billion.
Divisional results (continued)
	in / end of			% change		in / end of		% change
	2Q16	1Q16	2Q15	QoQ	YoY	6M16	6M15	YoY
Net revenue detail (CHF million)
Equities	536	534	595	0	(10)	1,070	1,247	(14)
Credit	742	390	924	90	(20)	1,132	1,928	(41)
Solutions	409	345	437	19	(6)	754	968	(22)
Other	(57)	(24)	(30)	138	90	(81)	(66)	23
Net revenues	1,630	1,245	1,926	31	(15)	2,875	4,077	(29)
Reconciliation of adjusted results
	Global Markets
in	2Q16	1Q16	2Q15	6M16	6M15
Adjusted results (CHF million)
Net revenues	1,630	1,245	1,926	2,875	4,077
Provision for credit losses	(17)	23	(4)	6	0
Total operating expenses	1,493	1,420	1,539	2,913	2,959
Restructuring expenses	(50)	(100)	–	(150)	–
Major litigation provisions	0	0	(54)	0	(54)
Adjusted total operating expenses	1,443	1,320	1,485	2,763	2,905
Income/(loss) before taxes	154	(198)	391	(44)	1,118
Total adjustments	50	100	54	150	54
Adjusted income/(loss) before taxes	204	(98)	445	106	1,172
Adjusted results are non-GAAP financial measures. Refer to "Adjusted results" in Credit Suisse for further information.
Results
Equities
In 2Q16, equities revenues of CHF 536 million were stable compared to 1Q16, reflecting increased volatility surrounding the UK referendum. Systematic market making revenues increased, reflecting improved trading conditions. Prime services results improved, reflecting higher client financing activity and a seasonal increase in revenues as a result of the European dividend season. Equity underwriting revenues increased, reflecting an improvement in industry-wide issuance activity. In addition, cash equities trading revenues declined slightly, reflecting reduced trading volumes in Europe, Middle East and Africa (EMEA).
Compared to 2Q15, revenues declined 10%, reflecting lower capital usage, investor outflows from equity funds and increased volatility surrounding the United Kingdom referendum on withdrawal from the European Union, which negatively impacted underwriting activity. Prime services revenues declined due to reduced client activity and risk appetite and as a result of our reduced leverage exposure. Equity underwriting revenues declined in line with muted industry-wide activity across IPOs and follow-on offerings. Cash equities trading revenues declined, reflecting the negative impact of lower primary issuance activity. We had stable revenues in systematic market making, reflecting more favorable trading conditions and higher volatility surrounding the UK referendum.
Credit
In 2Q16, credit revenues of CHF 742 million increased 90% compared to 1Q16, reflecting a significant rebound in credit asset prices and lower volatility, which supported increased client activity. Securitized products trading revenues increased substantially, primarily reflecting strong client activity, notably in non-agency residential mortgage-backed securities (RMBS) trading. Underwriting revenues increased as well, reflecting higher industry-wide leveraged finance and investment grade issuance activity. In addition, global credit products trading revenues increased significantly, reflecting improved leveraged finance trading revenues in a strong primary issuance environment.

Compared to 2Q15, revenues decreased 20%, primarily due to significantly lower results in our securitized products business. This decrease was partially offset by strong results in global credit products. Securitized products trading revenues declined across all products primarily as we decreased risk in the portfolio by reducing inventory positions and due to lower capital usage compared to 2Q15. Higher global credit products trading revenues reflected increased leveraged finance and investment grade trading activity. Underwriting revenues were stable as improved industry-wide investment grade issuance activity was offset by lower leveraged finance issuance activity.
Solutions
In 2Q16, solutions revenues of CHF 409 million increased 19% compared to 1Q16, reflecting less volatile commodity prices and improved market conditions. Emerging markets revenues increased compared to a muted 1Q16 performance, reflecting higher trading and financing performance, most notably in Brazil. Equity derivatives revenues increased, reflecting higher corporate derivatives and convertibles results. These increases were partially offset by lower global macro products revenues, driven by reduced client activity in our rates business.
Compared to 2Q15, revenues decreased 6%, reflecting increased volatility and macroeconomic uncertainty surrounding the UK referendum, which resulted in lower client activity. We had lower revenues in global macro products due to reduced client activity in our rates business. The decline in global macro products was partially offset by higher foreign exchange revenues due to higher volatility. Emerging markets revenues were stable as improved trading performance in Brazil, compared to subdued 2Q15 results, offset lower structured products performance. Equity derivatives revenues were stable, as higher revenues in corporate derivatives offset subdued client activity in structured derivatives.
Provision for credit losses
Global markets recorded a release of provision for credit losses of CHF 17 million in 2Q16. This compares to a provision for credit losses of CHF 23 million in 1Q16 and a release of provision for credit losses of CHF 4 million in 2Q15, reflecting a stabilizing energy sector.
Total operating expenses
In 2Q16, total operating expenses of CHF 1,493 million increased 5%, compared to 1Q16, primarily reflecting higher compensation and benefits and the changes to the methodology for the allocation of corporate function costs, partially offset by lower costs related to our risk, regulatory and compliance infrastructure and lower restructuring expenses. The increase in compensation and benefits was primarily driven by increased discretionary compensation expenses. General and administrative expenses increased, primarily reflecting higher indirect taxes. Adjusted total operating expenses increased 9%.
Compared to 2Q15, total operating expenses declined 3%, primarily due to lower compensation and benefits and lower litigation provisions, partially offset by higher restructuring expenses. The decrease in compensation and benefits was due to lower deferred compensation expenses from prior-year awards, reflecting a lower deferral rate. General and administrative expenses declined, reflecting lower litigation provisions. Adjusted total operating expenses decreased 3%.

Investment Banking & Capital Markets
In 2Q16, Investment Banking & Capital Markets reported income before taxes of CHF 135 million and net revenues of CHF 543 million. Net revenues increased 40% compared to 1Q16 and declined 4% compared to 2Q15.
Results Summary
2Q16 results
In 2Q16, we reported income before taxes of CHF 135 million, a significant increase compared to a loss in 1Q16, primarily due to higher net revenues, lower restructuring expenses and no provision for credit losses. Net revenues of CHF 543 million increased 40% compared to 1Q16, primarily due to higher underwriting revenues and better performance from our corporate lending portfolio. Revenues from advisory and other fees of CHF 178 million decreased 21%, reflecting a strong performance in 1Q16. This decrease was offset by higher debt and equity underwriting revenues. Debt underwriting revenues of CHF 303 million increased 68% compared to 1Q16 and equity underwriting revenues of CHF 95 million increased 116%. Total operating expenses of CHF 408 million decreased 3% compared to 1Q16, primarily reflecting lower restructuring expenses.
Compared to 2Q15, income before taxes decreased 7% and net revenues declined 4%. Although revenues from advisory and other fees decreased 3% compared to 2Q15, our share of wallet increased in 2Q16. Debt underwriting revenues increased 18% and equity underwriting revenues declined 26% compared to 2Q15. Total operating expenses decreased 4% compared to 2Q15, primarily reflecting a decrease in compensation and benefits.
Divisional results
	in / end of			% change		in / end of		% change
	2Q16	1Q16	2Q15	QoQ	YoY	6M16	6M15	YoY
Statements of operations (CHF million)
Net revenues	543	388	568	40	(4)	931	967	(4)
Provision for credit losses	0	29	0	(100)	–	29	0	–
Compensation and benefits	308	287	329	7	(6)	595	670	(11)
General and administrative expenses	108	106	93	2	16	214	198	8
Commission expenses	0	1	1	(100)	(100)	1	1	0
Restructuring expenses	(8)	27	–	–	–	19	–	–
Total other operating expenses	100	134	94	(25)	6	234	199	18
Total operating expenses	408	421	423	(3)	(4)	829	869	(5)
Income/(loss) before taxes	135	(62)	145	–	(7)	73	98	(26)
Statement of operations metrics (%)
Return on regulatory capital	22.6	–	31.8	–	–	6.6	11.0	–
Cost/income ratio	75.1	108.5	74.5	–	–	89.0	89.9	–
Economic risk capital and return
Average economic risk capital (CHF million)	4,567	4,311	3,389	6	35	4,400	3,507	25
Pre-tax return on average economic risk capital (%) [1]	11.8	(5.8)	17.1	–	–	3.3	5.6	–
Balance sheet statistics (CHF million, except where indicated)
Total assets	22,064	20,772	12,792	6	72	22,064	12,792	72
Risk-weighted assets	16,513	16,990	13,568	(3)	22	16,513	13,568	22
Risk-weighted assets (USD)	16,950	17,741	14,518	(4)	17	16,950	14,518	17
Leverage exposure	43,756	44,369	34,247	(1)	28	43,756	34,247	28
Leverage exposure (USD)	44,915	46,331	36,645	(3)	23	44,915	36,645	23
Number of employees (full-time equivalents)
Number of employees	2,800	2,880	2,550	(3)	10	2,800	2,550	10
1 Calculated using a return excluding interest costs for allocated goodwill.

Divisional results (continued)
	in / end of			% change		in / end of		% change
	2Q16	1Q16	2Q15	QoQ	YoY	6M16	6M15	YoY
Net revenue detail (CHF million)
Advisory and other fees	178	226	184	(21)	(3)	404	299	35
Debt underwriting	303	180	256	68	18	483	470	3
Equity underwriting	95	44	128	116	(26)	139	222	(37)
Other	(33)	(62)	0	(47)	–	(95)	(24)	296
Net revenues	543	388	568	40	(4)	931	967	(4)
Reconciliation of adjusted results
	Investment Banking & Capital Markets
in	2Q16	1Q16	2Q15	6M16	6M15
Adjusted results (CHF million)
Net revenues	543	388	568	931	967
Provision for credit losses	0	29	0	29	0
Total operating expenses	408	421	423	829	869
Restructuring expenses	8	(27)	–	(19)	–
Adjusted total operating expenses	416	394	423	810	869
Income/(loss) before taxes	135	(62)	145	73	98
Total adjustments	(8)	27	0	19	0
Adjusted income/(loss) before taxes	127	(35)	145	92	98
Adjusted results are non-GAAP financial measures. Refer to "Adjusted results" in Credit Suisse for further information.
Capital and leverage metrics
As of the end of 2Q16, risk-weighted assets were USD 17.0 billion, a decrease of USD 0.8 billion compared to the end of 1Q16, mainly driven by a reduction in underwriting volumes. Leverage exposure was USD 44.9 billion, reflecting a decrease of USD 1.4 billion compared to the end of 1Q16, as reduced commitment volumes offset increased HQLA balances associated with funding requirements.
Results
Advisory and other fees
In 2Q16, revenues from advisory and other fees of CHF 178 million decreased 21% compared to 1Q16, which was marked by a strong performance.
Revenues decreased 3% compared to 2Q15. The decrease was lower than the industry-wide decline in the overall fee pool, resulting in an increase in our share of wallet in M&A. Share of wallet refers to our share of the overall fee pool for the respective products.
Debt underwriting
In 2Q16, debt underwriting revenues of CHF 303 million increased 68% compared to 1Q16, driven by higher leveraged finance revenues and strong investment grade revenues from acquisition-related issuances.
Compared to 2Q15, revenues increased 18%, driven by higher derivatives financing, leveraged finance and investment grade revenues.
Equity underwriting
In 2Q16, revenues from equity underwriting of CHF 95 million increased 116% compared to 1Q16, driven by higher revenues from follow-on offerings and equity derivatives.
Compared to 2Q15, revenues decreased 26%, primarily due to lower industry-wide equity issuance activity.
Provision for credit losses
There was no provision for credit losses in 2Q16. In 1Q16, we recognized a CHF 29 million provision for credit losses, primarily relating to the energy sector.
Total operating expenses
Total operating expenses of CHF 408 million decreased 3% compared to 1Q16, primarily reflecting lower restructuring expenses. Compensation and benefits increased 7%, driven by higher salary and discretionary compensation expenses. General and administrative expenses of CHF 108 million increased 2%.
Compared to 2Q15, total operating expenses decreased 4%, driven by a 6% decrease in compensation and benefits, reflecting a decline in deferred compensation expense from prior year awards as a result of lower deferral rates. This was partially offset by a 16% increase in general and administrative expenses, which was primarily driven by the changes to the methodology for the allocation of corporate function costs.

Strategic Resolution Unit
In 2Q16, the Strategic Resolution Unit reported a loss before taxes of CHF 759 million and decreased its risk-weighted assets in US dollars by 13% and its leverage exposure in US dollars by 12%.
results summary
2Q16 results
In 2Q16, we reported a loss before taxes of CHF 759 million compared to a loss before taxes of CHF 1,253 million in 1Q16 and a loss before taxes of CHF 250 million in 2Q15.
The Strategic Resolution Unit reported negative net revenues of CHF 363 million in 2Q16, which included valuation adjustments in the legacy investment banking portfolio and legacy funding costs, partially offset by revenues from the legacy cross-border business and small markets. In 2Q16, there was a release of provision for credit losses of CHF 37 million. Total operating expenses were CHF 433 million in 2Q16, including CHF 230 million of general and administrative expenses and CHF 162 million of compensation and benefits.
Capital and leverage metrics
In 2Q16, reduced risk-weighted assets and leverage exposure reflected various initiatives, including the execution of a purchase and sale agreement on the entire credit derivative swap portfolio and the sale or restructure of the majority of cash credit assets during the quarter. As of the end of 2Q16, we reported risk-weighted assets of USD 58.0 billion, a decrease of USD 9.0 billion and USD 19.0 billion compared to the end of 1Q16 and 2Q15, respectively. Leverage exposure was USD 147.6 billion as of the end of 2Q16, reflecting a decrease of USD 19.3 billion and USD 55.4 billion compared to the end of 1Q16 and 2Q15, respectively.
Divisional results
	in / end of			% change		in / end of		% change
	2Q16	1Q16	2Q15	QoQ	YoY	6M16	6M15	YoY
Statements of operations (CHF million)
Net revenues	(363)	(541)	410	(33)	–	(904)	725	–
of which from noncontrolling interests without significant economic interest	(1)	17	14	–	–	16	(11)	–
Provision for credit losses	(37)	115	12	–	–	78	16	388
Compensation and benefits	162	210	308	(23)	(47)	372	604	(38)
General and administrative expenses	230	292	303	(21)	(24)	522	580	(10)
of which litigation expenses	47	23	28	104	68	70	62	13
Commission expenses	21	16	37	31	(43)	37	79	(53)
Restructuring expenses	20	79	–	(75)	–	99	–	–
Total other operating expenses	271	387	340	(30)	(20)	658	659	0
Total operating expenses	433	597	648	(27)	(33)	1,030	1,263	(18)
of which from noncontrolling interests without significant economic interest	(4)	18	4	–	–	14	6	133
Loss before taxes	(759)	(1,253)	(250)	(39)	204	(2,012)	(554)	263
of which from noncontrolling interests without significant economic interest	3	(1)	10	–	(70)	2	(17)	–
Balance sheet statistics (CHF million)
Total assets	98,058	105,286	108,025	(7)	(9)	98,058	108,025	(9)
Risk-weighted assets	56,481	64,125	71,927	(12)	(21)	56,481	71,927	(21)
Risk-weighted assets (USD)	57,977	66,961	76,964	(13)	(25)	57,977	76,964	(25)
Leverage exposure	143,805	159,888	189,687	(10)	(24)	143,805	189,687	(24)
Leverage exposure (USD)	147,613	166,959	202,971	(12)	(27)	147,613	202,971	(27)
Number of employees (full-time equivalents)
Number of employees	2,050	2,290	3,800	(10)	(46)	2,050	3,800	(46)

Divisional results (continued)
	in			% change		in		% change
	2Q16	1Q16	2Q15	QoQ	YoY	6M16	6M15	YoY
Net revenue detail (CHF million)
Restructuring of select onshore businesses	10	119	200	(92)	(95)	129	388	(67)
Legacy cross-border business and small markets	49	58	75	(16)	(35)	107	152	(30)
Restructuring of former Asset Management division	(21)	(37)	16	(43)	–	(58)	(27)	115
Legacy investment banking portfolio	(317)	(611)	141	(48)	–	(928)	298	–
Legacy funding costs	(89)	(82)	(60)	9	48	(171)	(122)	40
Other	6	(5)	24	–	(75)	1	47	(98)
Noncontrolling interests without significant economic interest	(1)	17	14	–	–	16	(11)	–
Net revenues	(363)	(541)	410	(33)	–	(904)	725	–
Results
Net revenues
The Strategic Resolution Unit reported negative net revenues of CHF 363 million in 2Q16 compared to negative net revenues of CHF 541 million in 1Q16 and net revenues of CHF 410 million in 2Q15. Compared to 1Q16, the movement was primarily driven by valuation adjustments in the legacy investment banking portfolio, partially offset by lower revenues from the restructuring of select onshore businesses, in particular the transfer of our US private banking business, which was announced in October 2015. Compared to 2Q15, the movement was primarily driven by lower net revenues relating to the legacy investment banking portfolio and lower revenues relating to the restructuring of select onshore businesses.
Provision for credit losses
In 2Q16, there was a release of the provision for credit losses of CHF 37 million compared to a provision for credit losses of CHF 115 million in 1Q16 and CHF 12 million in 2Q15. The improvement as compared to 1Q16 and 2Q15 was primarily related to the release of provisions for legacy corporate loans.
Total operating expenses
Total operating expenses of CHF 433 million decreased CHF 164 million compared to 1Q16, reflecting lower restructuring expenses and lower general and administrative expenses, in spite of higher litigation expenses. Compared to 2Q15, total operating expenses decreased CHF 215 million, primarily driven by lower compensation and benefits due to the transfer of our US private banking business. Total operating expenses in 2Q16 included costs of CHF 59 million to meet requirements related to the settlements with US authorities regarding US cross-border matters.

Corporate Center
Corporate Center includes parent company operations such as Group financing, expenses for projects sponsored by the Group and certain expenses and revenues that have not been allocated to the segments. It also includes consolidation and elimination adjustments required to eliminate intercompany revenues and expenses.
Results summary
In 2Q16, Corporate Center recorded losses before taxes of CHF 235 million compared to a gain before taxes of CHF 33 million in 1Q16 and CHF 263 million in 2Q15. We early adopted certain sections of ASU 2016-01 which require that changes in fair value relating to the instrument-specific credit risk of fair value option-elected financial liabilities be presented separately in accumulated other comprehensive income. Therefore, fair value gains or losses from movements in own credit spreads are no longer recorded in the Corporate Center beginning in 1Q16. Other revenues primarily reflected required elimination adjustments associated with trading in own shares. Compensation and benefits mainly reflect fair value adjustments on certain deferred compensation plans not allocated to the segments. General and administrative expenses primarily reflected costs associated with the evolution of our legal entity structure to meet developing and future regulatory requirements.
Corporate Center results
	in / end of			% change		in / end of		% change
	2Q16	1Q16	2Q15	QoQ	YoY	6M16	6M15	YoY
Statements of operations (CHF million)
Treasury results	(136)	(17)	97	–	–	(153)	110	–
Fair value gains/(losses) from movements in own credit spreads	0	0	228	–	(100)	0	372	(100)
Other	41	127	59	(68)	(31)	168	75	124
Net revenues	(95)	110	384	–	–	15	557	(97)
Provision for credit losses	(2)	1	0	–	–	(1)	0	–
Compensation and benefits	37	(67)	23	–	61	(30)	141	–
General and administrative expenses	101	108	97	(6)	4	209	202	3
Commission expenses	4	35	1	(89)	300	39	2	–
Total other operating expenses	105	143	98	(27)	7	248	204	22
Total operating expenses	142	76	121	87	17	218	345	(37)
Income/(loss) before taxes	(235)	33	263	–	–	(202)	212	–
Balance sheet statistics (CHF million)
Total assets	54,407	51,487	66,179	6	(18)	54,407	66,179	(18)
Risk-weighted assets [1]	17,850	17,455	15,061	2	19	17,850	15,061	19
Leverage exposure [1]	51,743	48,374	62,228	7	(17)	51,743	62,228	(17)
Expense allocation to divisions (CHF million)
Compensation and benefits	709	644	683	10	4	1,353	1,457	(7)
General and administrative expenses	859	955	897	(10)	(4)	1,814	1,771	2
Commission expenses	4	35	2	(89)	100	39	3	–
Restructuring expenses	33	82	–	(60)	–	115	–	–
Total other operating expenses	896	1,072	899	(16)	0	1,968	1,774	11
Total operating expenses before allocation to divisions	1,605	1,716	1,582	(6)	1	3,321	3,231	3
Net allocation to divisions	1,463	1,640	1,461	(11)	0	3,103	2,886	8
of which Swiss Universal Bank	303	363	341	(17)	(11)	666	681	(2)
of which International Wealth Management	244	280	248	(13)	(2)	524	496	6
of which Asia Pacific	200	196	185	2	8	396	361	10
of which Global Markets	488	550	450	(11)	8	1,038	873	19
of which Investment Banking & Capital Markets	74	80	64	(8)	16	154	127	21
of which Strategic Resolution Unit	154	171	173	(10)	(11)	325	348	(7)
Total operating expenses	142	76	121	87	17	218	345	(37)
1 Disclosed on a look-through basis.

Assets under management
As of the end of 2Q16, assets under management were CHF 1,218.4 billion, 3.2% higher compared to the end of 1Q16, primarily due to favorable market and foreign exchange-related movements and net new assets of CHF 12.1 billion.
Assets under management
Assets under management comprise assets that are placed with us for investment purposes and include discretionary and advisory counterparty assets.
Discretionary assets are assets for which the client fully transfers the discretionary power to a Credit Suisse entity with a management mandate. Discretionary assets are reported in the business in which the advice is provided as well as in the business in which the investment decisions take place. Assets managed by the Asset Management business of International Wealth Management for other businesses are reported in each applicable business and eliminated at the Group level.
Advisory assets include assets placed with us where the client is provided access to investment advice but retains discretion over investment decisions.
Assets under management and net new assets include assets managed by consolidated entities, joint ventures and strategic participations. Assets from joint ventures and participations are counted in proportion to our share in the respective entity.
Net new assets
Net new assets include individual cash payments, delivery of securities and cash flows resulting from loan increases or repayments. Interest and dividend income credited to clients, commissions, interest and fees charged for banking services are not included as they do not reflect success in acquiring assets under management.
Furthermore, changes due to foreign exchange-related and market movements as well as asset inflows and outflows due to the acquisition or divestiture of businesses are not part of net new assets.
Assets under management and client assets
			end of % change
	2Q16	1Q16	4Q15	QoQ
Assets under management (CHF billion)
Swiss Universal Bank - Private Banking	241.4	236.1	241.0	2.2
Swiss Universal Bank - Corporate & Institutional Banking	280.9	273.6	275.8	2.7
International Wealth Management - Private Banking	298.6	287.0	289.6	4.0
International Wealth Management - Asset Management	314.9	301.3	321.3	4.5
Asia Pacific - Private Banking	158.3	149.6	150.4	5.8
Strategic Resolution Unit	19.8	24.6	27.3	(19.5)
Assets managed across businesses [1]	(95.5)	(91.4)	(91.3)	4.5
Assets under management	1,218.4	1,180.8	1,214.1	3.2
of which discretionary assets	398.8	385.5	410.1	3.5
of which advisory assets	819.6	795.3	804.0	3.1
Client assets (CHF billion) [2]
Swiss Universal Bank - Private Banking	266.1	259.5	266.2	2.5
Swiss Universal Bank - Corporate & Institutional Banking	376.4	372.3	377.1	1.1
International Wealth Management - Private Banking	404.5	393.4	400.0	2.8
International Wealth Management - Asset Management	314.9	301.3	321.3	4.5
Asia Pacific - Private Banking	180.3	168.7	169.8	6.9
Strategic Resolution Unit	30.9	61.2	110.4	(49.5)
Assets managed across businesses [1]	(95.5)	(91.4)	(91.3)	4.5
Client Assets [2]	1,477.6	1,465.0	1,553.5	0.9
1 Represents assets managed by Asset Management within International Wealth Management for the other businesses.
2
Client assets is a broader measure than assets under management as it includes transactional accounts and assets under custody (assets held solely for transaction-related or safekeeping/custody purposes) and assets of corporate clients and public institutions used primarily for cash management or transaction-related purposes.

Growth in assets under management
in	2Q16	1Q16	2Q15	6M16	6M15
Growth in assets under management (CHF billion)
Net new assets	12.1	10.5	13.7	22.6	28.6
of which Swiss Universal Bank - Private Banking	0.9	0.7	1.5	1.6	3.0
of which Swiss Universal Bank - Corporate & Institutional Banking	0.7	2.3	(1.6)	3.0	4.5
of which International Wealth Management - Private Banking	5.4	5.4	0.2	10.8	(0.5)
of which International Wealth Management - Asset Management [1]	3.5	1.5	8.1	5.0	17.3
of which Asia Pacific - Private Banking	5.0	4.3	6.6	9.3	11.1
of which Strategic Resolution Unit	(2.1)	(1.6)	(0.8)	(3.7)	(2.6)
of which assets managed across businesses [2]	(1.3)	(2.1)	(0.3)	(3.4)	(4.2)
Other effects	25.5	(43.8)	(32.0)	(18.3)	(49.7)
of which Swiss Universal Bank - Private Banking	4.4	(5.6)	(4.4)	(1.2)	(8.0)
of which Swiss Universal Bank - Corporate & Institutional Banking	6.6	(4.5)	(7.3)	2.1	(2.6)
of which International Wealth Management - Private Banking	6.2	(8.0)	(7.3)	(1.8)	(19.9)
of which International Wealth Management - Asset Management	10.1	(21.5)	(4.9)	(11.4)	(9.4)
of which Asia Pacific - Private Banking	3.7	(5.1)	(5.3)	(1.4)	(5.7)
of which Strategic Resolution Unit	(2.7)	(1.1)	(3.8)	(3.8)	(5.0)
of which assets managed across businesses [2]	(2.8)	2.0	1.0	(0.8)	0.9
Growth in assets under management	37.6	(33.3)	(18.3)	4.3	(21.1)
of which Swiss Universal Bank - Private Banking	5.3	(4.9)	(2.9)	0.4	(5.0)
of which Swiss Universal Bank - Corporate & Institutional Banking	7.3	(2.2)	(8.9)	5.1	1.9
of which International Wealth Management - Private Banking	11.6	(2.6)	(7.1)	9.0	(20.4)
of which International Wealth Management - Asset Management [1]	13.6	(20.0)	3.2	(6.4)	7.9
of which Asia Pacific - Private Banking	8.7	(0.8)	1.3	7.9	5.4
of which Strategic Resolution Unit	(4.8)	(2.7)	(4.6)	(7.5)	(7.6)
of which assets managed across businesses [2]	(4.1)	(0.1)	0.7	(4.2)	(3.3)
Growth in assets under management (annualized) (%)
Net new assets	4.1	3.5	4.0	3.7	4.2
of which Swiss Universal Bank - Private Banking	1.5	1.1	2.3	1.3	2.3
of which Swiss Universal Bank - Corporate & Institutional Banking	1.1	3.3	(2.2)	2.2	3.3
of which International Wealth Management - Private Banking	7.5	7.5	0.3	7.4	(0.3)
of which International Wealth Management - Asset Management [1]	4.6	1.9	10.4	3.0	11.3
of which Asia Pacific - Private Banking	13.4	11.4	17.1	12.4	14.8
of which Strategic Resolution Unit	(34.1)	(22.7)	(2.3)	(27.1)	(3.6)
of which assets managed across businesses [2]	5.7	9.2	1.3	7.4	9.4
Other effects	8.6	(14.5)	(9.4)	(3.0)	(7.3)
of which Swiss Universal Bank - Private Banking	7.5	(9.2)	(6.8)	(1.0)	(6.2)
of which Swiss Universal Bank - Corporate & Institutional Banking	9.6	(6.5)	(10.2)	1.5	(1.9)
of which International Wealth Management - Private Banking	8.6	(11.1)	(9.4)	(1.2)	(12.3)
of which International Wealth Management - Asset Management	13.4	(26.8)	(6.3)	(7.0)	(6.2)
of which Asia Pacific - Private Banking	9.9	(13.5)	(13.7)	(1.8)	(7.6)
of which Strategic Resolution Unit	(43.9)	(16.6)	(10.8)	(27.8)	(7.0)
of which assets managed across businesses [2]	12.2	(8.8)	(4.3)	1.8	(2.0)
Growth in assets under management	12.7	(11.0)	(5.4)	0.7	(3.1)
of which Swiss Universal Bank - Private Banking	9.0	(8.1)	(4.5)	0.3	(3.9)
of which Swiss Universal Bank - Corporate & Institutional Banking	10.7	(3.2)	(12.4)	3.7	1.4
of which International Wealth Management - Private Banking	16.1	(3.6)	(9.1)	6.2	(12.6)
of which International Wealth Management - Asset Management [1]	18.0	(24.9)	4.1	(4.0)	5.1
of which Asia Pacific - Private Banking	23.3	(2.1)	3.4	10.6	7.2
of which Strategic Resolution Unit	(78.0)	(39.3)	(13.1)	(54.9)	(10.6)
of which assets managed across businesses [2]	17.9	0.4	(3.0)	9.2	7.4
1 Includes outflows for private equity assets reflecting realizations at cost and unfunded commitments on which a fee is no longer earned.
2 Represents assets managed by Asset Management within International Wealth Management for the other businesses.

Growth in assets under management (continued)
in	2Q16	1Q16	2Q15	6M16	6M15
Growth in net new assets (rolling four-quarter average) (%)
Net new assets from continuing operations	3.0	3.1	2.5	–	–
Net new assets from discontinued operations	0.0	0.0	(4.0)	–	–
Net new assets	3.0	3.1	2.5	–	–
of which Swiss Universal Bank - Private Banking	0.7	0.9	0.5	–	–
of which Swiss Universal Bank - Corporate & Institutional Banking	3.3	2.4	3.4	–	–
of which International Wealth Management - Private Banking	2.7	1.0	1.1	–	–
of which International Wealth Management - Asset Management [1]	4.5	6.1	4.1	–	–
of which Asia Pacific - Private Banking	10.3	11.4	13.9	–	–
of which Strategic Resolution Unit	(3.7)	(2.6)	(4.6)	–	–
of which assets managed across businesses [2]	3.6	2.4	5.2	–	–
1 Includes outflows for private equity assets reflecting realizations at cost and unfunded commitments on which a fee is no longer earned.
2 Represents assets managed by Asset Management within International Wealth Management for the other businesses.
2Q16 results
As of the end of 2Q16, assets under management of CHF 1,218.4 billion increased CHF 37.6 billion compared to the end of 1Q16, primarily due to favorable market and foreign exchange-related movements and net new assets of CHF 12.1 billion.
Swiss Universal Bank – Private Banking reported assets under management of CHF 241.4 billion as of the end of 2Q16, an increase of CHF 5.3 billion compared to the end of 1Q16, driven by favorable market movements and net new assets of CHF 0.9 billion.
Swiss Universal Bank – Corporate & Institutional Banking reported assets under management of CHF 280.9 billion as of the end of 2Q16, an increase of CHF 7.3 billion compared to the end of 1Q16, driven by favorable market and foreign exchange-related movements and net new assets of CHF 0.7 billion.
International Wealth Management – Private Banking reported assets under management of CHF 298.6 billion as of the end of 2Q16, an increase of CHF 11.6 billion compared to the end of 1Q16, reflecting net new assets of CHF 5.4 billion and favorable market and foreign exchange-related movements. The net new assets reflected solid inflows from emerging markets and Europe.
International Wealth Management – Asset Management reported assets under management of CHF 314.9 billion as of the end of 2Q16, an increase of CHF 13.6 billion compared to the end of 1Q16, reflecting favorable market movements, net new assets of CHF 3.5 billion and favorable foreign exchange-related movements. Net new assets reflected inflows from an emerging market joint venture and from a new product launch, partially offset by an outflow from a single mandate.
Asia Pacific – Private Banking reported assets under management of CHF 158.3 billion as of the end of 2Q16, an increase of CHF 8.7 billion compared to the end of 1Q16, mainly reflecting net new assets of CHF 5.0 billion and favorable foreign exchange-related and market movements. Net new assets reflected inflows primarily from the South East Asia, Australia, and Greater China.
The Strategic Resolution Unit reported CHF 19.8 billion of assets under management as of the end of 2Q16, a decrease of CHF 4.8 billion compared to the end of 1Q16, primarily reflecting unfavorable market movements and net asset outflows of CHF 2.1 billion, due to the wind-down of operations.
> Refer to “Swiss Universal Bank”, “International Wealth Management”, “Asia Pacific” and “Strategic Resolution Unit” in I – Credit Suisse results for further information.
> Refer to “Note 38 – Assets under management” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2015 for further information.

Treasury, risk, balance sheet and off-balance sheet
Liquidity and funding management
Capital management
Risk management
Balance sheet and off-balance sheet

Liquidity and funding management
In 2Q16, we maintained a strong liquidity and funding position. The majority of our unsecured funding was generated from core customer deposits and long-term debt.
Overview
Securities for funding and capital purposes have historically been issued primarily by the Bank, our principal operating subsidiary and a US registrant. In response to regulatory reform, we have started pursuing a dual track issuance strategy with securities offered at the Group level. Proceeds from issuances are lent to operating subsidiaries and affiliates on both a senior and subordinated basis, as needed; the latter typically to meet capital requirements and the former as desired by management to support business initiatives and liquidity needs.
Our internal liquidity risk management framework is subject to review and monitoring by FINMA, other regulators and rating agencies.
> Refer to “Treasury management” in III – Treasury, Risk, Balance sheet and Off-balance sheet in the Credit Suisse Annual Report 2015 for further information on liquidity and funding management.
Regulatory framework
Basel III liquidity framework
In 2010, the BCBS issued the Basel III international framework for liquidity risk measurement, standards and monitoring. The Basel III framework includes a liquidity coverage ratio (LCR) and a net stable funding ratio (NSFR). As of January 1, 2013, Basel III was implemented in Switzerland along with the Swiss “Too Big to Fail” legislation and regulations thereunder. Our related disclosures are in accordance with our interpretation of such requirements, including relevant assumptions and estimates. Changes in the interpretation of these requirements in Switzerland or in any of our interpretations, assumptions or estimates could result in different numbers from those shown in this report.
The LCR, which is being phased in from January 1, 2015 through January 1, 2019, addresses liquidity risk over a 30-day period. The LCR aims to ensure that banks have unencumbered high-quality liquid assets (HQLA) available to meet short-term liquidity needs under a severe stress scenario. The LCR is comprised of two components, the value of HQLA in stressed conditions and the total net cash outflows calculated according to specified scenario parameters. Under the BCBS requirements, the ratio of liquid assets over net cash outflows is subject to an initial minimum requirement of 60%, which will increase by 10% per year until January 1, 2019.
The NSFR establishes criteria for a minimum amount of stable funding based on the liquidity of a bank’s on- and off-balance sheet activities over a one-year horizon. The NSFR is a complementary measure to the LCR and is structured to ensure that illiquid assets are funded with an appropriate amount of stable long-term funds. The NSFR is defined as the ratio of available stable funding over the amount of required stable funding and, once in effect, should always be at least 100%. Following an observation period which began in 2012, the NSFR will become a minimum standard on January 1, 2018, at which time banks will be required to comply with disclosure requirements prescribed by the BCBS and implemented by national regulators.
Swiss liquidity requirements
In 2012, the Swiss Federal Council adopted a liquidity ordinance (Liquidity Ordinance) that implements Basel III liquidity requirements into Swiss law subject, in part, to further rule-making, including the final Basel III LCR rules adopted in 2014. As a result, all Swiss banks became subject to an initial 60% LCR requirement, with incremental increases by 10% per year until January 1, 2019. Systemically relevant banks like Credit Suisse became subject to an initial minimum LCR requirement of 100% beginning on January 1, 2015. Further, beginning in May 2015, FINMA required us to maintain a minimum LCR of 110% at all times.
Our liquidity principles and our liquidity risk management framework as agreed with FINMA are in line with the Basel III liquidity framework.
> Refer to “Treasury management” in III – Treasury, Risk, Balance sheet and Off-balance sheet in the Credit Suisse Annual Report 2015 for further information on the Basel III liquidity framework and Swiss liquidity requirements.
Liquidity risk management framework
Our liquidity and funding policy is designed to ensure that funding is available to meet all obligations in times of stress, whether caused by market events or issues specific to Credit Suisse. We achieve this through a conservative asset/liability management strategy aimed at maintaining long-term funding, including stable deposits, in excess of illiquid assets. To address short-term liquidity stress, we maintain a liquidity pool, described below, that covers unexpected outflows in the event of severe market and idiosyncratic stress. Our liquidity risk parameters reflect various liquidity stress assumptions that we believe are conservative. We manage our liquidity profile at a sufficient level such that, in the event we are unable to access unsecured funding, we expect to have sufficient liquidity to sustain operations for a period of time in excess of our minimum limit. This includes potential currency mismatches, which are not deemed to be a major risk but are monitored and subject to limits, particularly in the significant currencies of euro, Japanese yen, pound sterling, Swiss franc and US dollar.
> Refer to “Treasury management” in III – Treasury, Risk, Balance sheet and Off-balance sheet in the Credit Suisse Annual Report 2015 for further information on our approach to liquidity risk management, governance and contingency planning.

Liquidity metrics
Liquidity pool
Treasury manages a sizeable portfolio of liquid assets, comprised of HQLA as defined by FINMA. A portion of the liquidity pool is generated through reverse repurchase agreements with top-rated counterparties. We are mindful of potential credit risk and therefore focus our liquidity holdings strategy on cash held at central banks, highly rated government bonds and short-term reverse repurchase agreements. These government bonds are eligible as collateral for liquidity facilities with various central banks including the SNB, the Fed, the ECB and the Bank of England. Our direct exposure on these bonds is limited to highly liquid, top-rated sovereign entities or fully guaranteed agencies of sovereign entities. The liquidity pool may be used to meet the liquidity requirements of our operating companies.
For the purpose of the LCR disclosure as of the end of 2Q16, our liquidity pool managed by Treasury had an HQLA value of CHF 195.3 billion. The liquidity pool consisted of CHF 123.6 billion of cash held at major central banks, primarily the SNB, the Fed and the ECB, and CHF 71.7 billion market value of securities issued by governments and government agencies, primarily from the US, UK, France and Germany. In addition to the liquidity portfolio managed by Treasury, there is also a portfolio of unencumbered liquid assets managed by various businesses, primarily in the Global Markets and Investment Banking & Capital Markets divisions. These assets generally include high-grade bonds and highly liquid equity securities that form part of major indices. In coordination with the businesses, Treasury can access these assets to generate liquidity if required. As of the end of 2Q16, the portfolio that is not managed by Treasury had a market value of CHF 29.7 billion, consisting of CHF 4.7 billion of high-grade bonds and CHF 25.0 billion of highly liquid equity securities. Under our internal model, an average stress-level haircut of 20% is applied to these assets. The haircuts applied to these portfolios reflect our assessment of overall market risk at the time of measurement, potential monetization capacity taking into account increased haircuts, market volatility and the quality of the relevant securities.
Liquidity coverage ratio – Group
End of	2Q16								1Q16		4Q15
	Swiss franc	US dollar	Euro	Other currencies	Unweighted value	[1]	Weighted value	[2]	Weighted value	[2]	Weighted value	[2]
High-Quality Liquid Assets (CHF million)
Cash held at central banks	55,406	48,194	17,602	2,397	–		123,599		101,652		86,740
Securities	1,705	50,457	1,201	18,381	–		71,744		83,546		88,566
High-quality liquid assets [3]	57,111	98,651	18,803	20,778	–		195,343		185,198		175,306
Cash outflows (CHF million)
Retail deposits and deposits from small business customers					152,196		19,011		19,252		19,362
Unsecured wholesale funding					200,366		81,391		81,833		86,619
Secured wholesale funding					–		70,464		77,893		86,778
Additional requirements					200,851		48,627		53,859		60,988
Other contractual funding obligations					68,484		68,484		64,947		49,946
Other contingent funding obligations					261,391		3,653		2,681		3,313
Total cash outflows					–		291,630		300,465		307,006
Cash inflows (CHF million)
Secured lending					128,213		76,838		81,187		95,418
Inflows from fully performing exposures					55,634		30,827		29,908		31,104
Other cash inflows					70,642		70,642		66,886		52,011
Total cash inflows					–		178,307		177,981		178,533
Liquidity coverage ratio
High-quality liquid assets (CHF million)							195,343		185,198		175,306
Net cash outflows (CHF million)							113,323		122,484		128,473
Liquidity coverage ratio (%)							172		151		136
Calculated using a three-month average.
1 Calculated as outstanding balances maturing or callable within 30 days.
2 Calculated after the application of haircuts for high-quality liquid assets or inflow and outflow rates.
3 Consists of cash and eligible securities as prescribed by FINMA.

Liquidity Coverage Ratio
For disclosure purposes our LCR is calculated using a three-month average. As of the end of 2Q16, our LCR average was 172%, representing HQLA of CHF 195.3 billion and net cash outflows of CHF 113.3 billion.
The increase in the LCR compared to 1Q16 was driven by the increase in HQLA, primarily from higher deposits at central banks and reduced net cash outflows. This continues the strengthening of the ratio since 1Q15 and reflects our efforts to ensure that Group entities meet applicable local liquidity requirements.
The decrease in net cash outflows mainly reflected lower secured wholesale funding and reductions in additional requirements related to credit and liquidity facilities. Unsecured wholesale funding remained steady, with a reduction in non-operational deposits that offset an increase in unsecured debt.
The decrease in secured wholesale funding also reflected lower secured lending activity, primarily related to reductions in non-HQLA transactions. The reduction in the credit and liquidity facility outflows reflected lower credit commitment balances for purposes of the LCR calculation across all counterparty types.
Cash outflows from other contractual funding obligations and other cash inflows both increased, primarily reflecting balances related to open and failed trades. However, the net impact was minimal due to the symmetrical treatment of these trades across outflows and inflows.
In connection with the implementation of Basel III, certain regulatory LCR disclosures for the Group, the Bank, the Bank parent company and Credit Suisse International are required. Further details on our LCR can be found on our website.
> Refer to www.credit-suisse.com/regulatorydisclosures for additional information.
Funding sources and uses
We fund our balance sheet primarily through core customer deposits, long-term debt, including structured notes, and shareholders’ equity. We monitor the funding sources, including their concentrations against certain limits, according to their counterparty, currency, tenor, geography and maturity, and whether they are secured or unsecured.
A substantial portion of our balance sheet is match funded and requires no unsecured funding. Match funded balance sheet items consist of assets and liabilities with close to equal liquidity durations and values so that the liquidity and funding generated or required by the positions are substantially equivalent.
Cash and due from banks and reverse repurchase agreements are highly liquid. A significant part of our assets, principally unencumbered trading assets that support the securities business, is comprised of securities inventories and collateralized receivables that fluctuate and are generally liquid. These liquid assets are available to settle short-term liabilities.

Loans, which comprise the largest component of our illiquid assets, are funded by our core customer deposits, with an excess coverage of 13% as of the end of 2Q16, compared to 11% as of the end of 1Q16, primarily reflecting a small increase in deposits. We fund other illiquid assets, including real estate, private equity and other long-term investments as well as the haircut for the illiquid portion of securities, with long-term debt and equity, in which we try to maintain a substantial funding buffer.
Our core customer deposits totaled CHF 306 billion as of the end of 2Q16, compared to CHF 299 billion as of the end of 1Q16, reflecting a small increase in the customer deposit base in private banking and corporate & institutional banking businesses. Core customer deposits are from clients with whom we have a broad and longstanding relationship. Core customer deposits exclude deposits from banks and certificates of deposit. We place a priority on maintaining and growing customer deposits, as they have proven to be a stable and resilient source of funding even in difficult market conditions. Our core customer deposit funding is supplemented by the issuance of long-term debt.
> Refer to the chart “Balance sheet funding structure” and “Balance sheet” in Balance sheet, off-balance sheet and other contractual obligations for further information.
Debt issuances and redemptions
Our long-term debt includes senior and subordinated debt issued in US-registered offerings and medium-term note programs, euro market medium-term note programs, stand-alone offerings, structured note programs, covered bond programs, Australian dollar domestic medium-term note programs and a Samurai shelf registration statement in Japan. As a global bank, we have access to multiple markets worldwide and our major funding centers are New York, London, Zurich and Tokyo. Our covered bond funding is in the form of mortgage-backed loans funded by domestic covered bonds issued through Pfandbriefbank Schweizerischer Hypothekarinstitute, one of two institutions established by a 1930 act of the Swiss Parliament to centralize the issuance of covered bonds.
The following table provides information on long-term debt issuances, maturities and redemptions in 2Q16, excluding structured notes.
Debt issuances and redemptions
in 2Q16	Senior	Senior bail-in	Sub- ordinated	Long-term debt
Long-term debt (CHF billion, notional value)
Issuances	5.9	6.3	0	12.2
of which unsecured	5.5	6.3	0	11.8
of which secured [1]	0.4	0	0	0.4
Maturities / Redemptions	1.4	0	0	1.4
of which unsecured	0.1	0	0	0.1
of which secured [1]	1.3	0	0	1.3
Excludes structured notes.
1 Includes covered bonds.
As of the end of 2Q16, we had outstanding long-term debt of CHF 200.2 billion, which included senior and subordinated instruments. We had CHF 60.4 billion and CHF 18.7 billion of structured notes and covered bonds outstanding, respectively, as of the end of 2Q16 compared to CHF 55.0 billion and CHF 19.7 billion, respectively, as of the end of 1Q16.
> Refer to “Capital issuances and redemptions” in Capital management for information on capital issuances, including buffer and progressive capital notes.
As of the end of 2Q16, the weighted average maturity of long-term debt was 5.8 years (including certificates of deposit with a maturity of one year or longer, but excluding structured notes, and assuming callable securities are redeemed at final maturity, or in 2030 for instruments without a stated final maturity).
Short-term borrowings decreased to CHF 11.2 billion as of the end of 2Q16 compared to CHF 14.8 billion as of the end of 1Q16.
Credit ratings
In May 2016, Fitch Ratings downgraded the long-term rating of Credit Suisse Group AG by one notch and affirmed Credit Suisse AG’s long-term rating while revising its outlook from positive to stable. The maximum impact of a simultaneous one, two or three-notch downgrade by all three major rating agencies in the Bank’s long-term debt ratings would result in additional collateral requirements or assumed termination payments under certain derivative instruments of CHF 0.9 billion, CHF 2.9 billion and CHF 3.5 billion, respectively, as of the end of 2Q16, and would not be material to our liquidity and funding planning. If the downgrade does not involve all three rating agencies, the impact may be smaller.
Potential cash outflows on these derivative contracts associated with a downgrade of our long-term debt credit ratings, such as the requirement to post additional collateral to the counterparty, the loss of re-hypothecation rights on any collateral received and impacts arising from additional termination events are monitored and taken into account in the calculation of our liquidity requirements. There are additional derivative related risks that do not relate to the downgrade of our long term debt credit ratings and which may impact our liquidity position, including risks relating to holdings of derivatives collateral or potential movements in the valuation of derivatives positions. The potential outflows resulting across all derivate product types are monitored as part of the LCR scenario parameters and internal liquidity reporting.
> Refer to “Credit ratings” in III – Treasury, Risk, Balance sheet and Off-balance sheet in the Credit Suisse Annual Report 2015 for further information.

Capital management
As of the end of 2Q16, our CET1 ratio was 14.2% under Basel III and 11.8% on a look-through basis. Our risk-weighted assets were CHF 275.1 billion and our tier 1 capital was CHF 49.8 billion. Our BIS tier 1 leverage ratio was 5.1% and 4.4% on a look-through basis.
Regulatory capital framework
Overview
Effective January 1, 2013, the Basel III framework was implemented in Switzerland along with the Swiss “Too Big to Fail” legislation and regulations thereunder (Swiss Requirements). Together with the related implementing ordinances, the legislation includes capital, liquidity, leverage and large exposure requirements and rules for emergency plans designed to maintain systemically relevant functions in the event of threatened insolvency. Our related disclosures are in accordance with our current interpretation of such requirements, including relevant assumptions. Changes in the interpretation of these requirements in Switzerland or in any of our assumptions or estimates could result in different numbers from those shown in this report. Also, our capital metrics fluctuate during any reporting period in the ordinary course of business.
References to phase-in and look-through included herein refer to Basel III capital requirements and Swiss Requirements. Phase-in reflects that, for the years 2014 – 2018, there will be a five-year (20% per annum) phase-in of goodwill, other intangible assets and other capital deductions (e.g., certain deferred tax assets) and the phase-out of an adjustment for the accounting treatment of pension plans and, for the years 2013 – 2022, there will be a phase-out of certain capital instruments. Look-through assumes the full phase-in of goodwill and other intangible assets and other regulatory adjustments and the phase-out of certain capital instruments.
> Refer to “Capital management” in III – Treasury, Risk, Balance sheet and Off-balance sheet in the Credit Suisse Annual Report 2015 for further information.
BIS requirements
The BCBS, the standard setting committee within the BIS, issued the Basel III framework, with higher minimum capital requirements and conservation and countercyclical buffers, revised risk-based capital measures, a leverage ratio and liquidity standards. The framework was designed to strengthen the resilience of the banking sector and requires banks to hold more capital, mainly in the form of common equity. The new capital standards are being phased in from 2013 through 2018 and are fully effective January 1, 2019 for those countries that have adopted Basel III.
> Refer to the table “Basel III phase-in requirements for Credit Suisse” for capital requirements and applicable effective dates during the phase-in period.
Under Basel III, the minimum CET1 requirement is 4.5% of risk-weighted assets (RWA). In addition, a 2.5% CET1 capital conservation buffer is required to absorb losses in periods of financial and economic stress. Banks that do not maintain this buffer will be limited in their ability to pay dividends and make discretionary bonus payments and other earnings distributions.

Basel III phase-in requirements for Credit Suisse
Effective January 1, for the applicable year	2016		2017		2018		2019
Capital ratios
CET1	4.5%		4.5%		4.5%		4.5%
Capital conservation buffer	0.625%	[1]	1.250%	[1]	1.875%	[1]	2.5%
Progressive buffer for G-SIB	0.375%	[1]	0.750%	[1]	1.125%	[1]	1.5%
Total CET1	5.5%		6.5%		7.5%		8.5%
Additional tier 1	1.5%		1.5%		1.5%		1.5%
Tier 1	7.0%		8.0%		9.0%		10.0%
Tier 2	2.0%		2.0%		2.0%		2.0%
Total capital	9.0%		10.0%		11.0%		12.0%
Phase-in deductions from CET1 [2]	60.0%	[1]	80.0%	[1]	100.0%		100.0%
Capital instruments subject to phase-out	Phased out over a 10-year horizon beginning 2013 through 2022
1 Indicates phase-in period.
2 Includes goodwill, other intangible assets and certain deferred tax assets.
A progressive buffer between 1% and 2.5% (with a possible additional 1% surcharge) of CET1, depending on a bank’s systemic importance, is an additional capital requirement for global systemically important banks (G-SIB). The Financial Stability Board (FSB) has identified Credit Suisse as a G-SIB and requires Credit Suisse to maintain a 1.5% progressive buffer.
In addition to the CET1 requirements, there is also a requirement for 1.5% additional tier 1 capital and 2% tier 2 capital. These requirements may also be met with CET1 capital. To qualify as additional tier 1 under Basel III, capital instruments must provide for principal loss absorption through a conversion into common equity or a write-down of principal feature. The trigger for such conversion or write-down must include a CET1 ratio of at least 5.125%.
Basel III further provides for a countercyclical buffer that could require banks to hold up to 2.5% of CET1 or other capital that would be available to fully absorb losses. This requirement is expected to be imposed by national regulators where credit growth is deemed to be excessive and leading to the build-up of system-wide risk.
Capital instruments that do not meet the strict criteria for inclusion in CET1 are excluded. Capital instruments that would no longer qualify as tier 1 or tier 2 capital will be phased out. In addition, instruments with an incentive to redeem prior to their stated maturity, if any, are phased out at their effective maturity date, generally the date of the first step-up coupon.
Banks are required to maintain a tier 1 leverage ratio of 3% beginning on January 1, 2018.
Swiss Requirements
The legislation implementing the Basel III framework in Switzerland in respect of capital requirements for systemically relevant banks goes beyond Basel III’s minimum standards, including requiring us, as a systemically relevant bank, to have the following minimum, buffer and progressive components.
> Refer to “Swiss Requirements” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Capital management – Regulatory capital framework in the Credit Suisse Annual Report 2015 for further information.
> Refer to the chart “Swiss capital and leverage ratio phase-in requirements for Credit Suisse” for Swiss capital requirements and applicable effective dates during the phase-in period.
The minimum requirement of CET1 capital is 4.5% of RWA.
The buffer requirement is 8.5% and can be met with additional CET1 capital of 5.5% of RWA and a maximum of 3% of high-trigger capital instruments. High-trigger capital instruments must convert into common equity or be written off if the CET1 ratio falls below 7%.
The progressive component requirement is dependent on our size (leverage exposure) and the market share of our domestic systemically relevant business and is subject to potential capital rebates that may be granted by FINMA. Effective in 2016, FINMA set our progressive component requirement at 5.07% for 2019. The progressive component requirement may be met with CET1 capital or low-trigger capital instruments. In order to qualify, low-trigger capital instruments must convert into common equity or be written off if the CET1 ratio falls below a specified percentage, the lowest of which may be 5%. In addition, until the end of 2017, the progressive component requirement may also be met with high-trigger capital instruments. Both high- and low-trigger capital instruments must comply with the Basel III minimum requirements for tier 2 capital (including subordination, point-of-non-viability loss absorption and minimum maturity).
Similar to Basel III, the Swiss Requirements include a supplemental countercyclical buffer of up to 2.5% of RWA that can be activated during periods of excess credit growth. Effective September 2013, the buffer was activated and initially required banks to hold CET1 capital in the amount of 1% of their RWA pertaining to mortgages that finance residential property in Switzerland. In January 2014, upon the request of the SNB, the Swiss Federal Council increased the countercyclical buffer from 1% to 2%, effective June 30, 2014.
In 2013, FINMA introduced increased capital charges for mortgages that finance owner occupied residential property in Switzerland (mortgage multiplier) to be phased in through January 1, 2019. The mortgage multiplier applies for purposes of both BIS and FINMA requirements.
In December 2013, FINMA issued a decree (FINMA Decree) specifying capital adequacy requirements for the Bank, on a stand-alone basis (Bank parent company), and the Bank and the Group, each on a consolidated basis, as systemically relevant institutions.
> Refer to “Regulatory developments and proposals” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Capital management in the Credit Suisse Annual Report 2015 for further information on the FINMA Decree.
We must also comply with a leverage ratio applicable to Swiss systemically relevant banks (Swiss leverage ratio). This leverage ratio must be at least 24% of each of the respective minimum, buffer and progressive component requirements. Since the ratio is defined by reference to capital requirements subject to phase-in arrangements, the ratio will also be phased in.

Risk measurement models
Within the Basel framework for FINMA regulatory capital purposes, we implemented risk measurement models, including an incremental risk charge, stressed Value-at-Risk (VaR), risks not in VaR and advanced credit valuation adjustment (CVA).
For capital purposes, FINMA, in line with BIS requirements, uses a multiplier to impose an increase in market risk capital for every regulatory VaR backtesting exception over four in the prior rolling 12-month period. In 2Q16, our market risk capital multiplier remained at FINMA and BIS minimum levels and we did not experience an increase in market risk capital.
> Refer to “Market risk review” in Risk management for further information.
> Refer to “Risk measurement models” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Capital management – Regulatory capital framework in the Credit Suisse Annual Report 2015 for further information.
Regulatory developments and proposals
In May 2016, the Swiss Federal Council amended the Capital Adequacy Ordinance (CAO) applicable to Swiss banks. The amendment recalibrates and expands the existing “Too Big to Fail” regime in Switzerland. Under the amended regime, systemically important banks operating internationally, such as Credit Suisse, will be subject to two different minimum requirements for loss-absorbing capacity: G-SIBs must hold sufficient capital that absorbs current operating losses to ensure continuity of service (going concern requirement) and they must issue sufficient debt instruments to fund restructuring without recourse to public resources (gone concern requirement). The going concern and the gone concern capital requirements are consistent with the FSB’s total loss-absorbing capacity (TLAC) standard. The amended CAO came into effect on July 1, 2016, subject to phase-in and grandfathering provisions for certain outstanding instruments, and has to be fully applied by January 1, 2020.
Going concern capital requirement
The going concern capital requirement applicable in 2020 for a G-SIB consists of (i) a base requirement of 12.86% of RWA and a 4.5% Swiss leverage ratio; and (ii) a surcharge, which reflects the G-SIB’s systemic importance and is subject to potential capital rebates that may be granted by FINMA. For Credit Suisse, this currently translates into a going concern capital requirement of 14.3% of RWA, of which the minimum CET1 component is 10%, with the remainder to be met with a maximum of 4.3% of high-trigger tier 1 capital instruments that would be converted into common equity or written down if the CET1 ratio falls below 7%. Under the going concern requirement, the Swiss leverage ratio must be 5%, of which the minimum CET1 component is 3.5%, with the remainder to be met with a maximum of 1.5% of high-trigger tier 1 capital instruments.
Additionally, Swiss banks with a certain size and a certain exposure outside of Switzerland, such as Credit Suisse, may be obliged to maintain a supplementary countercyclical buffer of up to 2.5% of RWA.
Gone concern capital requirement
The gone concern requirement of a G-SIB is equal to its total going concern capital requirement, that is in 2020, a minimum of 12.86% of RWA and a minimum 4.5% Swiss leverage ratio, plus any surcharges applicable to the relevant G-SIB, but not including any countercyclical buffers. Credit Suisse is currently subject to a gone concern requirement of 14.3% of RWA and a 5% Swiss leverage ratio.
The gone concern requirement should primarily be fulfilled with bail-in debt instruments that are designed to absorb losses after the write down or conversion of regulatory capital of a G-SIB in a restructuring scenario, but before the write down or conversion of other senior obligations of the G-SIB. Bail-in debt instruments do not feature capital triggers that may lead to a write-down and/or a conversion into equity outside of restructuring, but only begin to bear losses once the G-SIB is formally in restructuring and FINMA orders capital measures (i.e., a write-down and/or a conversion into equity) in the restructuring plan.
According to the amended CAO, bail-in debt instruments must fulfill certain criteria in order to qualify under the gone concern requirement, including FINMA approval. In addition to bail-in debt instruments, the gone concern requirement may further be fulfilled with other capital instruments, including CET1, additional tier 1 capital instruments or tier 2 capital instruments.

Grandfathering provisions
The CAO provides for a number of grandfathering provisions with regard to the qualification of previously issued additional tier 1 capital instruments and tier 2 capital instruments:
– Tier 2 capital instruments with a high trigger qualify as going concern capital until the earlier of (i) their maturity date or first call date; and (ii) December 31, 2019. Tier 2 capital instruments that no longer qualify as going concern capital pursuant to this provision qualify as gone concern capital until one year before their final maturity;
– Additional tier 1 capital instruments with a low trigger qualify as going concern capital until their first call date. Additional tier 1 capital instruments that no longer qualify as going concern capital pursuant to this provision qualify for the gone concern capital; and
– Tier 2 capital instruments with a low trigger qualify as going concern capital until the earlier of (i) their maturity date or first call date; and (ii) December 31, 2019. Tier 2 capital instruments that no longer qualify as going concern capital pursuant to this provision qualify as gone concern capital until one year before their final maturity.
Furthermore, to be eligible as gone concern capital, outstanding bail-in debt instruments issued before July 1, 2016 and bail-in debt instruments to be issued by a (Swiss or foreign) special purpose vehicle before January 1, 2017 must be approved by FINMA.
Both the going concern and the gone concern requirements are subject to a phase-in with gradually increasing requirements and have to be fully applied by January 1, 2020.
Interest rate risk in the banking book
In April 2016, the BCBS published revised standards for the measurement of interest rate risk in the banking book (IRRBB). The revised IRRBB framework continues to outline a Pillar 2 supervisory review approach under the Basel framework but provides more guidance on the banks’ management process and requires additional disclosures as of year-end 2017.
issuances and redemptions
Share issuances
In 2Q16, the Group issued 133 million common shares in the amount of CHF 1,667 million in connection with a scrip dividend, deferred share-based compensation and earn-out payments relating to the acquisition of our interest in York Capital Management (York).
Capital redemptions
There were no capital redemptions in 2Q16.
Higher Trigger Capital Amount
The capital ratio write-down triggers for certain of our outstanding capital instruments take into account the fact that other outstanding capital instruments that contain relatively higher capital ratios as part of their trigger feature are expected to convert or be written down prior to the write down of such capital instruments. The amount of additional capital that is expected to be contributed by such conversion or write down is referred to as the Higher Trigger Capital Amount.
With respect to the capital instruments that specify a trigger event if the CET1 ratio were to fall below 5.125%, the Higher Trigger Capital Amount was CHF 8.4 billion and the Higher Trigger Capital Ratio (i.e., the ratio of the Higher Trigger Capital Amount to the aggregate of all RWA of the Group) was 3.1%, both as of the end of 2Q16.
With respect to the capital instruments that specify a trigger event if the CET1 ratio were to fall below 5%, the Higher Trigger Capital Amount was CHF 13.6 billion and the Higher Trigger Capital Ratio was 4.9%, both as of the end of 2Q16.
> Refer to the table “BIS capital metrics – Group” for further information on the BIS statistics used to calculate such measures.
> Refer to “Higher Trigger Capital Amount” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Capital management – Capital issuances and redemptions in the Credit Suisse Annual Report 2015 for further information on the Higher Trigger Capital Amount.

BIS capital metrics – Group
	Phase-in				Look-through
				% change				% change
end of	2Q16	1Q16	4Q15	QoQ	2Q16	1Q16	4Q15	QoQ
Capital and risk-weighted assets (CHF million)
CET1 capital	38,933	38,682	42,072	1	32,048	31,840	32,938	1
Tier 1 capital	49,780	49,221	53,063	1	43,005	42,536	44,601	1
Total eligible capital	58,850	58,168	62,682	1	49,921	49,345	51,425	1
Risk-weighted assets	275,056	283,937	294,950	(3)	271,455	280,382	289,946	(3)
Capital ratios (%)
CET1 ratio	14.2	13.6	14.3	–	11.8	11.4	11.4	–
Tier 1 ratio	18.1	17.3	18.0	–	15.8	15.2	15.4	–
Total capital ratio	21.4	20.5	21.3	–	18.4	17.6	17.7	–
Eligible capital – Group
	Phase-in					Look-through
					% change				% change
end of	2Q16		1Q16	4Q15	QoQ	2Q16	1Q16	4Q15	QoQ
Eligible capital (CHF million)
Total shareholders' equity	44,962		44,997	44,382	0	44,962	44,997	44,382	0
Regulatory adjustments [1]	(223)		(591)	(459)	(62)	(223)	(591)	(459)	(62)
Adjustments subject to phase-in
Accounting treatment of defined benefit pension plans	1,362		1,389	2,132	(2)	–	–	–	–
Common share capital issued by subsidiaries and held by third parties	73		62	89	18	–	–	–	–
Goodwill [2]	(2,819)		(2,787)	(1,906)	1	(4,699)	(4,645)	(4,765)	1
Other intangible assets [2]	(39)		(41)	(28)	(5)	(65)	(68)	(71)	(4)
Deferred tax assets that rely on future profitability	(2,359)		(2,210)	(1,262)	7	(3,931)	(3,683)	(3,155)	7
Shortfall of provisions to expected losses	(310)		(278)	(234)	12	(517)	(463)	(584)	12
Gains/(losses) due to changes in own credit on fair-valued liabilities	(1,225)		(1,207)	(185)	1	(2,042)	(2,012)	(463)	1
Defined benefit pension assets [2]	(336)		(348)	(244)	(3)	(559)	(581)	(611)	(4)
Investments in own shares	(22)		(24)	(8)	(8)	(37)	(41)	(21)	(10)
Other adjustments [3]	(54)		(39)	(2)	38	(92)	(65)	(5)	42
Deferred tax assets from temporary differences (threshold-based)	(77)		(241)	(203)	(68)	(749)	(1,008)	(1,310)	(26)
Adjustments subject to phase-in	(5,806)	[4]	(5,724)	(1,851)	1	(12,691)	(12,566)	(10,985)	1
CET1 capital	38,933		38,682	42,072	1	32,048	31,840	32,938	1
High-trigger capital instruments (7% trigger)	5,768		5,679	6,562	2	5,768	5,679	6,562	2
Low-trigger capital instruments (5.125% trigger)	5,189		5,017	5,101	3	5,189	5,017	5,101	3
Additional tier 1 instruments	10,957		10,696	11,663	2	10,957	10,696	11,663	2
Additional tier 1 instruments subject to phase-out [5]	2,672		2,579	2,616	4	–	–	–	–
Deductions from additional tier 1 capital	(2,782)	[6]	(2,736)	(3,288)	2	–	–	–	–
Additional tier 1 capital	10,847		10,539	10,991	3	10,957	10,696	11,663	2
Tier 1 capital	49,780		49,221	53,063	1	43,005	42,536	44,601	1
High-trigger capital instruments (7% trigger)	2,649		2,620	2,682	1	2,649	2,620	2,682	1
Low-trigger capital instruments (5% trigger)	4,267		4,189	4,142	2	4,267	4,189	4,142	2
Tier 2 instruments	6,916		6,809	6,824	2	6,916	6,809	6,824	2
Tier 2 instruments subject to phase-out	2,257		2,231	2,970	1	–	–	–	–
Deductions from tier 2 capital	(103)		(93)	(175)	11	–	–	–	–
Tier 2 capital	9,070		8,947	9,619	1	6,916	6,809	6,824	2
Total eligible capital	58,850		58,168	62,682	1	49,921	49,345	51,425	1
1 Includes regulatory adjustments not subject to phase-in, including a cumulative dividend accrual.
2 Net of deferred tax liability.
3 Includes cash flow hedge reserve.
4
Reflects 60% phase-in deductions, including goodwill, other intangible assets and certain deferred tax assets, and 40% of an adjustment primarily for the accounting treatment of pension plans pursuant to phase-in requirements.

5 Includes hybrid capital instruments that are subject to phase-out.
6
Includes 40% of goodwill and other intangible assets (CHF 1.9 billion) and other capital deductions, including gains/(losses) due to changes in own credit risk on fair-valued financial liabilities, that will be deducted from CET1 once Basel III is fully implemented.

Capital movement – Group
2Q16	Phase-in		Look- through
CET1 capital (CHF million)
Balance at beginning of period	38,682		31,840
Net income attributable to shareholders	170		170
Foreign exchange impact	240	[1]	184
Other	(159)	[2]	(146)
Balance at end of period	38,933		32,048
Additional tier 1 capital (CHF million)
Balance at beginning of period	10,539		10,696
Foreign exchange impact	146		129
Other	162		132
Balance at end of period	10,847		10,957
Tier 2 capital (CHF million)
Balance at beginning of period	8,947		6,809
Foreign exchange impact	79		67
Other	44		40
Balance at end of period	9,070		6,916
Eligible capital (CHF million)
Balance at end of period	58,850		49,921
1 Includes US GAAP cumulative translation adjustments and the foreign exchange impact on regulatory CET1 adjustments.
2
Includes the net effect of share-based compensation and pensions, the impact of a dividend accrual, which includes the assumption that 60% of the proposed dividend is distributed in shares, the issuance of common shares, net of related fees and taxes, and a change in other regulatory adjustments (e.g., certain deferred tax assets).

BIS capital metrics
Regulatory capital and ratios
Our CET1 ratio was 14.2% as of the end of 2Q16 compared to 13.6% as of the end of 1Q16, reflecting lower RWA and slightly higher CET1 capital. Our tier 1 ratio was 18.1% as of the end of 2Q16 compared to 17.3% as of the end of 1Q16. Our total capital ratio was 21.4% as of the end of 2Q16 compared to 20.5% as of the end of 1Q16.
CET1 capital was CHF 38.9 billion as of the end of 2Q16 compared to CHF 38.7 billion as of the end of 1Q16, mainly reflecting the issuance of common shares, a positive foreign exchange impact and net income attributable to shareholders, partially offset by the net effect of share-based compensation.
Additional tier 1 capital increased to CHF 10.8 billion as of the end of 2Q16 compared to CHF 10.5 billion as of the end of 1Q16, mainly reflecting the positive foreign exchange impact.
Tier 2 capital was CHF 9.1 billion as of the end of 2Q16 compared to CHF 8.9 billion as of the end of 1Q16, mainly reflecting the positive foreign exchange impact.
Total eligible capital was CHF 58.9 billion as of the end of 2Q16 compared to CHF 58.2 billion as of the end of 1Q16, reflecting the slight increases in CET1 capital, additional tier 1 capital and tier 2 capital.
As of the end of 2Q16, the look-through CET1 ratio was 11.8% compared to 11.4% as of the end of 1Q16. As of the end of 2Q16, the look-through total capital ratio was 18.4% compared to 17.6% as of the end of 1Q16.
Risk-weighted assets
Our balance sheet positions and off-balance sheet exposures translate into RWA that are categorized as credit, market, operational and non-counterparty risk RWA. When assessing RWA, it is not the nominal size, but the nature (including risk mitigation such as collateral or hedges) of the balance sheet positions or off-balance sheet exposures that determines the RWA. Credit risk RWA reflect the capital requirements for the possibility of a loss being incurred as the result of a borrower or counterparty failing to meet its financial obligations or as a result of a deterioration in the credit quality of the borrower or counterparty. Under Basel III, certain regulatory capital adjustments are dependent on the level of CET1 capital (thresholds). The amount above the threshold is deducted from CET1 capital and the amount below the threshold is risk weighted. RWA subject to such threshold adjustments are included in credit risk RWA. Market risk RWA reflect the capital requirements of potential changes in the fair values of financial instruments in response to market movements inherent in both balance sheet and off-balance sheet items. Operational risk RWA reflect the capital requirements for the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. Non-counterparty risk RWA primarily reflect the capital requirements for our premises and equipment.
RWA decreased 3% to CHF 275.1 billion as of the end of 2Q16 from CHF 283.9 billion as of the end of 1Q16, driven by a reduction in risk levels and methodology and policy changes in operational risk. This decrease was partially offset by increases resulting from the foreign exchange impact, methodology and policy changes and model and parameter updates in credit risk and market risk.
Excluding the foreign exchange impact, the decrease in credit risk was primarily driven by movements in risk levels, partially offset by methodology and policy changes and model and parameter updates. Movements in risk levels attributable to book size resulted from reductions in commercial lending in Global Markets, Investment Banking & Capital Markets and the Strategic Resolution Unit, partially offset by an increase in Asia Pacific. There was also a reduction in banking book securitizations in Global Markets, Swiss Universal Bank, International Wealth Management and the Strategic Resolution Unit and a reduction in private equity investments in Global Markets and International Wealth Management. The decrease in risk levels attributable to book quality was related to credit spread changes for advanced CVA. Internal methodology and policy changes resulted primarily from an enhancement of the model applied to share-backed lending in Global Markets and Asia Pacific. External methodology and policy changes were related to the additional phase-in of the multiplier on residential and commercial income producing real estate within Swiss Universal Bank and the multiplier on certain investment banking corporate exposures across the Group.
Excluding the foreign exchange impact, the decrease in market risk was primarily driven by decreases in risk levels, partially offset by internal methodology and policy changes and model and parameter updates. The movement in risk levels was primarily related to a reduction in market risk levels and trading book securitization exposures in Global Markets and the Strategic Resolution Unit. Additional decreases in market risk levels in Swiss Universal Bank and International Wealth Management were partially offset by an increase in market risk in Asia Pacific. The increase in internal methodology and policy changes was mainly due to the application of a standardized approach to trading book securitizations, which was formerly under the ratings based approach. Increases in model and parameter updates were primarily due to market data updates for stressed spreads within Global Markets, Swiss Universal Bank, Asia Pacific and the Strategic Resolution Unit.
The decrease in operational risk was driven by internal methodology changes related to a new insurance policy applied in late 2Q16. FINMA approved the policy as part of the advanced measurement approach (AMA) model enhancements. The RWA impacts of this insurance policy were partially recognized in 2Q16, with the remainder expected to be recognized in 3Q16.
Risk-weighted assets – Group
end of	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Strategic Resolution Unit	Corporate Center	Group
2Q16 (CHF million)
Credit risk	51,595	20,386	18,838	27,282	13,864	33,591	16,848	182,404
Market risk	680	687	7,954	8,463	103	3,617	151	21,655
Operational risk	11,937	12,289	4,783	14,954	2,546	19,000	0	65,509
Non-counterparty risk	392	251	69	51	0	273	4,452	5,488
Risk-weighted assets – phase-in	64,604	33,613	31,644	50,750	16,513	56,481	21,451	275,056
Look-through adjustment	–	–	–	–	–	–	(3,601)	(3,601)
Risk-weighted assets – look-through	64,604	33,613	31,644	50,750	16,513	56,481	17,850	271,455
4Q15 (CHF million)
Credit risk	47,989	18,653	15,214	33,955	12,856	45,739	18,792	193,198
Market risk	801	858	4,744	15,986	112	7,129	169	29,799
Operational risk	11,240	13,115	6,812	12,839	3,182	19,250	0	66,438
Non-counterparty risk	322	254	65	58	0	306	4,510	5,515
Risk-weighted assets – phase-in	60,352	32,880	26,835	62,838	16,150	72,424	23,471	294,950
Look-through adjustment	–	–	–	–	–	–	(5,004)	(5,004)
Risk-weighted assets – look-through	60,352	32,880	26,835	62,838	16,150	72,424	18,467	289,946

Risk-weighted asset movement by risk type – Group
2Q16 (CHF million)	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Strategic Resolution Unit	Corporate Center	Total
Credit risk
Balance at beginning of period	51,090	19,364	15,950	28,767	14,243	39,268	16,340	185,022
Foreign exchange impact	368	90	269	472	299	733	172	2,403
Movements in risk levels	(392)	872	1,796	(2,929)	(663)	(6,479)	402	(7,393)
of which credit risk – book size [1]	(1,093)	816	2,219	(1,355)	(1,262)	(5,199)	150	(5,724)
of which credit risk – book quality [2]	701	56	(423)	(1,574)	599	(1,280)	252	(1,669)
Model and parameter updates [3]	(275)	(63)	49	354	28	50	(71)	72
Methodology and policy changes – internal [4]	247	123	621	463	22	(49)	1	1,428
Methodology and policy changes – external [5]	557	0	153	155	(65)	68	4	872
Balance at end of period – phase-in	51,595	20,386	18,838	27,282	13,864	33,591	16,848	182,404
Market risk
Balance at beginning of period	1,105	1,140	6,849	11,967	203	5,589	214	27,067
Foreign exchange impact	21	21	46	168	3	85	(1)	343
Movements in risk levels	(630)	(493)	835	(4,741)	(106)	(2,174)	(62)	(7,371)
Model and parameter updates [3]	174	9	129	391	1	70	0	774
Methodology and policy changes – internal [4]	10	10	95	678	2	47	0	842
Balance at end of period – phase-in	680	687	7,954	8,463	103	3,617	151	21,655
Operational risk
Balance at beginning of period	11,928	12,279	4,779	15,908	2,544	19,000	0	66,438
Movements in risk levels	1	0	0	0	0	0	0	1
Model and parameter updates [3]	8	10	4	12	2	0	0	36
Methodology and policy changes – internal [4]	0	0	0	(966)	0	0	0	(966)
Balance at end of period – phase-in	11,937	12,289	4,783	14,954	2,546	19,000	0	65,509
Non-counterparty risk
Balance at beginning of period	314	245	71	56	0	268	4,456	5,410
Movements in risk levels	78	6	(2)	(5)	0	5	(4)	78
Balance at end of period – phase-in	392	251	69	51	0	273	4,452	5,488
Total
Balance at beginning of period	64,437	33,028	27,649	56,698	16,990	64,125	21,010	283,937
Foreign exchange impact	389	111	315	640	302	818	171	2,746
Movements in risk levels	(943)	385	2,629	(7,675)	(769)	(8,648)	336	(14,685)
Model and parameter updates [3]	(93)	(44)	182	757	31	120	(71)	882
Methodology and policy changes – internal [4]	257	133	716	175	24	(2)	1	1,304
Methodology and policy changes – external [5]	557	0	153	155	(65)	68	4	872
Balance at end of period – phase-in	64,604	33,613	31,644	50,750	16,513	56,481	21,451	275,056
Look-through adjustment [6]	–	–	–	–	–	–	(3,601)	(3,601)
Balance at end of period – look-through	64,604	33,613	31,644	50,750	16,513	56,481	17,850	271,455
1 Represents changes in portfolio size.
2 Represents changes in average risk weighting across credit risk classes.
3 Represents movements arising from updates to models and recalibrations of parameters.
4 Represents internal changes impacting how exposures are treated.
5 Represents externally prescribed regulatory changes impacting how exposures are treated.
6
The look-through adjustment impacts only credit risk within the Corporate Center. The difference between phase-in and look-through risk-weighted assets relates to transitional arrangements such as the impact from pension assets and deferred tax assets not deducted from CET1 during the phase-in period and the transitional impact from threshold-related risk-weighted assets.

Leverage Metrics
Beginning in 1Q15, Credit Suisse adopted the BIS leverage ratio framework, as issued by the BCBS and implemented in Switzerland by FINMA. Under the BIS framework, the leverage ratio measures tier 1 capital against the end of period exposure. BIS leverage amounts are calculated based on our interpretation of, and assumptions and estimates related to, the BIS requirements as implemented in Switzerland by FINMA. Changes in the interpretation of these requirements in Switzerland or in any of our interpretations, assumptions or estimates could result in different numbers from those shown here. As used herein, leverage exposure is based on the BIS leverage ratio framework and consists of period-end balance sheet assets and prescribed regulatory adjustments.
The look-through leverage exposure was CHF 966.5 billion as of the end of 2Q16, stable compared to the end of 1Q16. The movement was primarily due to a decrease in adjustments for derivative financial instruments, reflecting a reduction in derivative transactions, and a decrease in adjustments for off-balance sheet exposures relating to commitments and the foreign exchange translation impact. The slight increase in the Group’s consolidated balance sheet reflected the foreign exchange translation impact, partially offset by lower operating activities.
> Refer to “Balance sheet and off-balance sheet” for further information on the reduction in the Group’s consolidated balance sheet.
Leverage exposure components – Group
	Phase-in				Look-through
				% change				% change
end of	2Q16	1Q16	4Q15	QoQ	2Q16	1Q16	4Q15	QoQ
Leverage exposure (CHF million)
Balance sheet assets	821,164	813,898	820,805	1	821,164	813,898	820,805	1
Adjustments
Difference in scope of consolidation and tier 1 capital deductions [1]	(11,067)	(11,903)	(10,553)	(7)	(15,276)	(16,073)	(16,431)	(5)
Derivative financial instruments	95,582	100,417	104,353	(5)	95,582	100,417	104,353	(5)
Securities financing transactions	(15,710)	(14,147)	(16,214)	11	(15,710)	(14,147)	(16,214)	11
Off-balance sheet exposures	80,788	85,446	95,115	(5)	80,788	85,446	95,115	(5)
Total adjustments	149,593	159,813	172,701	(6)	145,384	155,643	166,823	(7)
Leverage exposure	970,757	973,711	993,506	0	966,548	969,541	987,628	0
1
Includes adjustments for investments in banking, financial, insurance or commercial entities that are consolidated for accounting purposes but outside the scope of regulatory consolidation and tier 1 capital deductions related to balance sheet assets.

Look-through leverage exposure – Group
end of	2Q16	1Q16	4Q15
Look-through leverage exposure (CHF million)
Swiss Universal Bank	245,108	242,144	238,180
International Wealth Management	95,442	90,865	101,628
Asia Pacific	107,595	103,872	98,632
Global Markets	279,099	280,029	276,656
Investment Banking & Capital Markets	43,762	44,369	40,898
Strategic Resolution Unit	143,805	159,888	168,544
Corporate Center	51,737	48,374	63,090
Leverage exposure	966,548	969,541	987,628
BIS leverage ratios – Group
The tier 1 leverage ratio was 5.1% as of the end of 2Q16, with a CET1 component of 4.0%. On a look-through basis, the tier 1 leverage ratio was 4.4%, with a CET1 component of 3.3%.
The tier 1 leverage ratio and the CET1 leverage ratio were stable compared to the end of 1Q16, reflecting the slight increase in CET1 capital, partially offset by a slightly lower leverage exposure.

BIS leverage metrics – Group
	Phase-in				Look-through
				% change				% change
end of	2Q16	1Q16	4Q15	QoQ	2Q16	1Q16	4Q15	QoQ
Capital (CHF million)
CET1 capital	38,933	38,682	42,072	1	32,048	31,840	32,938	1
Tier 1 capital	49,780	49,221	53,063	1	43,005	42,536	44,601	1
Leverage exposure (CHF million)
Leverage exposure	970,757	973,711	993,506	0	966,548	969,541	987,628	0
Leverage ratios (%)
CET1 leverage ratio	4.0	4.0	4.2	–	3.3	3.3	3.3	–
Tier 1 leverage ratio	5.1	5.1	5.3	–	4.4	4.4	4.5	–
Swiss capital metrics
Swiss regulatory capital and ratios
> Refer to “Swiss Requirements” in Regulatory capital framework for further information on Swiss regulatory requirements.
Swiss CET1 capital consists of BIS CET1 capital and certain Swiss regulatory adjustments. Swiss total eligible capital consists of Swiss CET1 capital, high-trigger capital instruments, low-trigger capital instruments, additional tier 1 and tier 2 instruments subject to phase-out and deductions from additional tier 1 and tier 2 capital.
As of the end of 2Q16, our Swiss CET1 capital and Swiss total capital ratios were 14.1% and 21.3%, respectively, compared to the Swiss capital ratio phase-in requirements of 8.12% and 14.55%, respectively.
On a look-through basis, our Swiss CET1 capital was CHF 31.9 billion and our Swiss CET1 ratio was 11.7% as of the end of 2Q16. Our Swiss total eligible capital was CHF 49.8 billion and our Swiss total capital ratio was 18.3% as of the end of 2Q16, each on a look-through basis.
Swiss capital metrics – Group
	Phase-in				Look-through
				% change				% change
end of	2Q16	1Q16	4Q15	QoQ	2Q16	1Q16	4Q15	QoQ
Capital development (CHF million)
CET1 capital	38,933	38,682	42,072	1	32,048	31,840	32,938	1
Swiss regulatory adjustments [1]	(155)	(149)	(143)	4	(160)	(154)	(151)	4
Swiss CET1 capital	38,778	38,533	41,929	1	31,888	31,686	32,787	1
Additional tier 1 instruments	5,768	5,679	6,562	2	5,768	5,679	6,562	2
Tier 2 instruments	2,649	2,620	2,682	1	2,649	2,620	2,682	1
High-trigger capital instruments	8,417	8,299	9,244	1	8,417	8,299	9,244	1
Additional tier 1 instruments	5,188	5,017	5,101	3	5,188	5,017	5,101	3
Tier 2 instruments	4,267	4,189	4,142	2	4,267	4,189	4,142	2
Low-trigger capital instruments	9,455	9,206	9,243	3	9,455	9,206	9,243	3
Additional tier 1 and tier 2 instruments subject to phase-out	4,930	4,810	5,586	2	–	–	–	–
Deductions from additional tier 1 and tier 2 capital	(2,885)	(2,829)	(3,463)	2	–	–	–	–
Swiss total eligible capital	58,695	58,019	62,539	1	49,760	49,191	51,274	1
Risk-weighted assets (CHF million)
Risk-weighted assets – Basel III	275,056	283,937	294,950	(3)	271,455	280,382	289,946	(3)
Swiss regulatory adjustments [2]	706	778	908	(9)	705	778	907	(9)
Swiss risk-weighted assets	275,762	284,715	295,858	(3)	272,160	281,160	290,853	(3)
Swiss capital ratios (%)
Swiss CET1 ratio	14.1	13.5	14.2	–	11.7	11.3	11.3	–
Swiss total capital ratio	21.3	20.4	21.1	–	18.3	17.5	17.6	–
1 Includes adjustments for certain unrealized gains outside the trading book.
2 Primarily includes differences in the credit risk multiplier.

The following table presents the Swiss Requirements for each of the relevant capital components and discloses our current capital metrics against those requirements.
Swiss capital requirements and coverage – Group
	Group
	Capital requirements
end of	Minimum component	Buffer component		Progressive component	Excess	2Q16
Risk-weighted assets (CHF billion)
Swiss risk-weighted assets	–	–		–	–	275.8
2016 Swiss capital requirements [1]
Minimum Swiss capital ratio	4.50%	6.25%	[2]	3.80%	–	14.55%
Minimum Swiss capital (CHF billion)	12.4	17.2		10.5	–	40.1
Swiss capital coverage (CHF billion)
Swiss CET1 capital	12.4	10.0		–	16.4	38.8
High-trigger capital instruments	–	7.2		1.0	0.1	8.4
Low-trigger capital instruments	–	–		9.5	–	9.5
Additional tier 1 and tier 2 instruments subject to phase-out	–	–		–	4.9	4.9
Deductions from additional tier 1 and tier 2 capital	–	–		–	(2.9)	(2.9)
Swiss total eligible capital	12.4	17.2		10.5	18.6	58.7
Swiss capital ratios (%)
Swiss total capital ratio	4.50%	6.25%		3.80%	6.73%	21.28%
Rounding differences may occur.
1 The Swiss capital requirements are based on a percentage of RWA.
2
Excludes the countercyclical buffer that was required as of September 30, 2013. As of the end of 2Q16, the countercyclical buffer, which applies pursuant to both BIS and FINMA requirements, was CHF 393 million, which is equivalent to an additional requirement of 0.1% of CET1 capital.

Swiss Leverage Metrics
The leverage exposure used in the Swiss leverage ratio is measured on the same period-end basis as the leverage exposure for the BIS leverage ratio.
The Swiss leverage ratio is calculated as Swiss total eligible capital, including high- and low-trigger capital instruments, divided by leverage exposure.
As of the end of 2Q16, our Swiss leverage ratio was 6.0% compared to a requirement of 3.49%.
The Group’s look-through Swiss leverage ratio was 5.1% as of the end of 2Q16, compared to the current 4.34% requirement effective 2019, reflecting our progressive component requirement for 2016.
Swiss leverage metrics – Group
	Phase-in				Look-through
				% change				% change
end of	2Q16	1Q16	4Q15	QoQ	2Q16	1Q16	4Q15	QoQ
Swiss leverage metrics (CHF million, except where indicated)
Swiss total eligible capital	58,695	58,019	62,539	1	49,760	49,191	51,274	1
Leverage exposure	970,757	973,711	993,506	–	966,548	969,541	987,628	0
Swiss leverage ratio (%)	6.0	6.0	6.3	–	5.1	5.1	5.2	–

The following table presents the Swiss Requirements relating to each of the relevant capital components and discloses our current leverage metrics against those requirements.
Swiss leverage requirements and coverage – Group
	Group
	Capital requirements
end of	Minimum component	Buffer component	Progressive component	Excess	2Q16
Exposure (CHF billion)
Leverage exposure	–	–	–	–	970.8
2016 Swiss leverage requirements
Minimum Swiss leverage ratio	1.08%	1.50%	0.91%	–	3.49%
Minimum Swiss capital (CHF billion)	10.5	14.6	8.9	–	33.9
Swiss capital coverage (CHF billion)
Swiss CET1 capital	10.5	8.4	–	19.8	38.8
High-trigger capital instruments	–	6.1	–	2.3	8.4
Low-trigger capital instruments	–	–	8.9	0.6	9.5
Additional tier 1 and tier 2 instruments subject to phase-out	–	–	–	4.9	4.9
Deductions from additional tier 1 and tier 2 capital	–	–	–	(2.9)	(2.9)
Swiss total eligible capital	10.5	14.6	8.9	24.8	58.7
Swiss leverage ratio (%)
Swiss leverage ratio	1.08%	1.50%	0.91%	2.55%	6.05%
Rounding differences may occur.
Bank regulatory disclosures
The following capital, RWA and leverage disclosures apply to the Bank. The business of the Bank is substantially the same as that of the Group, including business drivers and trends relating to capital, RWA and leverage metrics.
BIS capital and leverage metrics – Bank
> Refer to “BIS capital metrics”, “Risk-weighted assets” and “Leverage metrics” for further information.
BIS capital metrics – Bank
	Phase-in
				% change
end of	2Q16	1Q16	4Q15	QoQ
Capital and risk-weighted assets (CHF million)
CET1 capital	37,164	37,202	40,013	0
Tier 1 capital	47,497	47,236	50,570	1
Total eligible capital	56,619	56,233	60,242	1
Risk-weighted assets	267,502	276,737	286,947	(3)
Capital ratios (%)
CET1 ratio	13.9	13.4	13.9	–
Tier 1 ratio	17.8	17.1	17.6	–
Total capital ratio	21.2	20.3	21.0	–

Eligible capital and risk-weighted assets – Bank
	Phase-in
end of	2Q16		1Q16	4Q15	% change QoQ
Eligible capital (CHF million)
Total shareholder's equity	43,997		43,789	43,406	0
Regulatory adjustments [1]	(313)		(156)	(5)	101
Adjustments subject to phase-in	(6,520)	[2]	(6,431)	(3,388)	1
CET1 capital	37,164		37,202	40,013	0
Additional tier 1 instruments	10,098	[3]	9,855	10,805	2
Additional tier 1 instruments subject to phase-out [4]	2,672		2,579	2,616	4
Deductions from additional tier 1 capital	(2,437)	[5]	(2,400)	(2,864)	2
Additional tier 1 capital	10,333		10,034	10,557	3
Tier 1 capital	47,497		47,236	50,570	1
Tier 2 instruments	6,962	[6]	6,852	6,865	2
Tier 2 instruments subject to phase-out	2,257		2,231	2,970	1
Deductions from tier 2 capital	(97)		(86)	(163)	13
Tier 2 capital	9,122		8,997	9,672	1
Total eligible capital	56,619		56,233	60,242	1
Risk-weighted assets by risk type (CHF million)
Credit risk	175,221		178,194	185,574	(2)
Market risk	21,602		27,018	29,755	(20)
Operational risk	65,509		66,438	66,438	(1)
Non-counterparty risk	5,170		5,087	5,180	2
Risk-weighted assets	267,502		276,737	286,947	(3)
1 Includes regulatory adjustments not subject to phase-in, including a cumulative dividend accrual.
2 Primarily reflects 60% phase-in deductions, including goodwill, other intangible assets and certain deferred tax assets.
3
Consists of high-trigger and low-trigger capital instruments. Of this amount, CHF 5.8 billion consists of capital instruments with a capital ratio write-down trigger of 7% and CHF 4.3 billion consists of capital instruments with a capital ratio write-down trigger of 5.125%.

4 Includes hybrid capital instruments that are subject to phase-out.
5
Includes 40% of goodwill and other intangible assets (CHF 1.6 billion) and other capital deductions, including gains/(losses) due to changes in own credit risk on fair-valued financial liabilities, that will be deducted from CET1 once Basel III is fully implemented.

6
Consists of high-trigger and low-trigger capital instruments. Of this amount, CHF 2.7 billion consists of capital instruments with a capital ratio write-down trigger of 7% and CHF 4.3 billion consists of capital instruments with a capital ratio write-down trigger of 5%.

Leverage exposure components – Bank
	Phase-in
				% change
end of	2Q16	1Q16	4Q15	QoQ
Leverage exposure (CHF million)
Balance sheet assets	804,003	796,661	803,931	1
Adjustments
Difference in scope of consolidation and tier 1 capital deductions [1]	(12,877)	(13,691)	(13,059)	(6)
Derivative financial instruments	95,821	100,504	104,604	(5)
Securities financing transactions	(15,712)	(14,023)	(16,215)	12
Off-balance sheet exposures	79,918	84,662	94,312	(6)
Total adjustments	147,150	157,452	169,642	(7)
Leverage exposure	951,153	954,113	973,573	0
1
Includes adjustments for investments in banking, financial, insurance or commercial entities that are consolidated for accounting purposes but outside the scope of regulatory consolidation and tier 1 capital deductions related to balance sheet assets.

BIS leverage metrics – Bank
	Phase-in
				% change
end of	2Q16	1Q16	4Q15	QoQ
Capital (CHF million)
CET1 capital	37,164	37,202	40,013	0
Tier 1 capital	47,497	47,236	50,570	1
Leverage exposure (CHF million)
Leverage exposure	951,153	954,113	973,573	0
Leverage ratios (%)
CET1 leverage ratio	3.9	3.9	4.1	–
Tier 1 leverage ratio	5.0	5.0	5.2	–
Swiss capital and leverage metrics – Bank
> Refer to “Swiss capital metrics” and “Swiss leverage metrics” for further information.
Swiss capital and leverage metrics – Bank
	Phase-in
end of	2Q16		1Q16	4Q15	% change QoQ
Capital development (CHF million)
CET1 capital	37,164		37,202	40,013	0
Swiss regulatory adjustments [1]	(125)		(119)	(117)	5
Swiss CET1 capital	37,039		37,083	39,896	0
High-trigger capital instruments	8,540	[2]	8,415	9,350	1
Low-trigger capital instruments	8,520	[3]	8,292	8,320	3
Additional tier 1 and tier 2 instruments subject to phase-out	4,930		4,810	5,586	2
Deductions from additional tier 1 and tier 2 capital	(2,534)		(2,486)	(3,027)	2
Swiss total eligible capital	56,495		56,114	60,125	1
Risk-weighted assets (CHF million)
Risk-weighted assets – Basel III	267,502		276,737	286,947	(3)
Swiss regulatory adjustments [4]	710		779	909	(9)
Swiss risk-weighted assets	268,212		277,516	287,856	(3)
Leverage exposure (CHF million)
Leverage exposure	951,153		954,113	973,573	0
Swiss capital and leverage ratios (%)
Swiss CET1 ratio	13.8		13.4	13.9	–
Swiss total capital ratio	21.1		20.2	20.9	–
Swiss leverage ratio	5.9		5.9	6.2	–
1 Includes adjustments for certain unrealized gains outside the trading book.
2 Consists of CHF 5.8 billion additional tier 1 instruments and CHF 2.7 billion tier 2 instruments.
3 Consists of CHF 4.3 billion additional tier 1 instruments and CHF 4.3 billion tier 2 instruments.
4 Primarily includes differences in the credit risk multiplier.

Swiss capital requirements and coverage – Bank
	Bank
	Capital requirements
end of	Minimum component	Buffer component		Progressive component	Excess	2Q16
Risk-weighted assets (CHF billion)
Swiss risk-weighted assets	–	–		–	–	268.2
2016 Swiss capital requirements [1]
Minimum Swiss capital ratio	4.50%	6.25%	[2]	3.80%	–	14.55%
Minimum Swiss capital (CHF billion)	12.1	16.8		10.2	–	39.0
Swiss capital coverage (CHF billion)
Swiss CET1 capital	12.1	9.9		–	15.1	37.0
High-trigger capital instruments	–	6.9		1.7	–	8.5
Low-trigger capital instruments	–	–		8.5	–	8.5
Additional tier 1 and tier 2 instruments subject to phase-out	–	–		–	4.9	4.9
Deductions from additional tier 1 and tier 2 capital	–	–		–	(2.5)	(2.5)
Swiss total eligible capital	12.1	16.8		10.2	17.5	56.5
Swiss capital ratio (%)
Swiss total capital ratio	4.50%	6.25%		3.80%	6.51%	21.06%
Rounding differences may occur.
1 The Swiss capital requirements are based on a percentage of RWA.
2
Excludes the countercyclical buffer that was required as of September 30, 2013. As of the end of 2Q16, the countercyclical buffer, which applies pursuant to both BIS and FINMA requirements, was CHF 320 million, which is equivalent to an additional requirement of 0.1% of CET1 capital.

Swiss leverage requirements and coverage – Bank
	Bank
	Capital requirements
end of	Minimum component	Buffer component	Progressive component	Excess	2Q16
Exposure (CHF billion)
Leverage exposure	–	–	–	–	951.2
2016 Swiss leverage requirements
Minimum Swiss leverage ratio	1.08%	1.50%	0.91%	–	3.49%
Minimum Swiss capital (CHF billion)	10.3	14.3	8.7	–	33.2
Swiss capital coverage (CHF billion)
Swiss CET1 capital	10.3	8.3	–	18.5	37.0
High-trigger capital instruments	–	6.0	0.2	2.4	8.5
Low-trigger capital instruments	–	–	8.5	–	8.5
Additional tier 1 and tier 2 instruments subject to phase-out	–	–	–	4.9	4.9
Deductions from additional tier 1 and tier 2 capital	–	–	–	(2.5)	(2.5)
Swiss total eligible capital	10.3	14.3	8.7	23.3	56.5
Swiss leverage ratio (%)
Swiss leverage ratio	1.08%	1.50%	0.91%	2.45%	5.94%
Rounding differences may occur.
Other regulatory disclosures
In connection with the implementation of Basel III, certain regulatory disclosures for the Group, the Bank, the Bank parent company and Credit Suisse International are required. Additional information on capital instruments, including the main features and terms and conditions of regulatory capital instruments that form part of the eligible capital base of the Group, G-SIB financial indicators, subsidiary regulatory reporting, reconciliation requirements, Pillar 3 disclosures, leverage ratios and certain liquidity disclosures can be found on our website.
> Refer to www.credit-suisse.com/regulatorydisclosures for additional information.

shareholders’ equity and share metrics
Total shareholders’ equity
Our total shareholders’ equity remained stable at CHF 45.0 billion as of the end of 2Q16 compared to the end of 1Q16. Total shareholders’ equity was positively impacted by foreign exchange-related movements on cumulative translation adjustments, the issuance of common shares in connection with earn-out payments relating to our acquisition of our interest in York, an increase in the share-based compensation obligation and net income attributable to shareholders. These movements were partially offset by transactions relating to the settlement of share-based compensation awards and dividends paid.
> Refer to the “Consolidated statements of changes in equity (unaudited)” in III – Condensed consolidated financial statements – unaudited for further information on shareholders’ equity.
Shareholders' equity and share metrics
	% change
End of	2Q16	1Q16	4Q15	QoQ
Shareholders' equity (CHF million)
Common shares	84	78	78	8
Additional paid-in capital	31,702	32,318	31,925	(2)
Retained earnings	28,532	28,362	29,139	1
Treasury shares, at cost	(94)	(158)	(125)	(41)
Accumulated other comprehensive loss	(15,262)	(15,603)	(16,635)	(2)
Total shareholders' equity	44,962	44,997	44,382	0
Goodwill	(4,745)	(4,688)	(4,808)	1
Other intangible assets	(191)	(186)	(196)	3
Tangible shareholders' equity [1]	40,026	40,123	39,378	0
Shares outstanding (million)
Common shares issued	2,089.9	1,957.4	1,957.4	7
Treasury shares	(8.5)	(11.0)	(5.9)	(23)
Shares outstanding	2,081.4	1,946.4	1,951.5	7
Par value (CHF)
Par value	0.04	0.04	0.04	0
Book value per share (CHF)
Total book value per share	21.60	23.12	22.74	(7)
Goodwill per share	(2.28)	(2.41)	(2.46)	(5)
Other intangible assets per share	(0.09)	(0.10)	(0.10)	(10)
Tangible book value per share [1]	19.23	20.61	20.18	(7)
1
Management believes that tangible shareholders' equity and tangible book value per share, both non-GAAP financial measures, are meaningful as they are measures used and relied upon by industry analysts and investors to assess valuations and capital adequacy.

Risk management
In 2Q16, our available economic capital was stable, economic risk capital decreased 1%, overall position risk was stable and average risk management VaR in US dollars decreased 26%. Gross impaired loans increased CHF 92 million to CHF 2.3 billion on a gross loan portfolio of CHF 274.8 billion.
Overview and risk-related developments
Fundamental to our business is the prudent taking of risk in line with our strategic priorities. The primary objectives of risk management are to protect our financial strength and reputation, while ensuring that capital is well deployed to support business activities and grow shareholder value. Our risk management framework is based on transparency, management accountability and independent oversight.
> Refer to “Key risk developments”, “Risk management oversight”, “Risk appetite framework” and “Risk coverage and management” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management in the Credit Suisse Annual Report 2015 for further information and additional details of our current risk management framework and activities, including definitions of certain terms and relevant metrics.
UK referendum
On June 23, 2016, voters in the UK voted to leave the European Union in a non-binding referendum. This caused significant volatility in the financial markets, including substantial declines in global stock prices and a steep devaluation of the British pound, as well as a political crisis in the UK. Among the significant global implications of the referendum is the increased uncertainty concerning a potentially more persistent and widespread imposition by central banks of negative interest rate policies. The Bank of Japan, the European Central Bank and several other monetary authorities in Europe have already introduced negative interest rates to address deflationary concerns and to prevent appreciation of their respective currencies. Going forward, it is possible the Fed may postpone a hike in interest rates, while the Bank of England may ease its monetary policy over the coming months to mitigate any potential slowdown in the UK economy.
We have been and continue monitoring developments closely and conducting various scenario analyses designed to capture factors, such as possible impacts of the referendum on UK gross domestic product, the British pound and negative interest rates to assess the potential effects on our earnings and capital position. We consider the immediate overall impact on Credit Suisse to have been manageable during this period from an exposure, earnings and liquidity perspective. We implemented a number of precautionary measures to ensure operational and infrastructure stability over the period around the referendum. In particular, we experienced substantial trading volumes in the days following the result of the referendum; however, we suffered no significant operational issues due to our active management of these volume increases.
Economic risk capital review
Economic risk capital is used as a consistent and comprehensive tool for capital management, limit monitoring and performance management. Economic risk capital is our core Group-wide risk management tool for measuring and reporting the combined impact from quantifiable risks such as market, credit, operational, pension, expense and model risks, each of which has an impact on our capital position.
Economic risk capital measures risks in terms of economic realities rather than regulatory or accounting rules and estimates the amount of capital needed to remain solvent and in business under extreme market, business and operating conditions over the period of one year, given our target financial strength (our long-term credit rating). Economic risk capital is set to a level needed to absorb unexpected losses at a confidence level of 99.97%. Our economic risk capital model is a set of methodologies used for measuring quantifiable risks associated with our business activities on a consistent basis. It is calculated separately for position risk (reflecting our exposure to market and credit risks), operational risk and other risks.
We regularly review our economic capital methodology in order to ensure that the model remains relevant as markets and business strategies evolve. In the event of methodology changes and dataset and model parameter updates, prior-period balances are restated in order to show meaningful trends.
> Refer to “Economic risk capital” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Risk coverage and management in the Credit Suisse Annual Report 2015 for further information on economic risk capital and position risk.
In 2Q16, we have updated the divisional economic risk capital models and restated divisional economic risk capital to reflect the impact of the accelerated restructuring of the Global Markets business announced on March 23, 2016. We also enhanced the position risk methodology for risk management purposes. We modified the parameters we use in the modeling of our international lending & counterparty exposures to be more granular with respect to transaction ratings relating to regions, industries and products and updated the aggregation approach between international lending exposure and counterparty exposure. The net impact of these methodology enhancements on position risk for the Group as of the end of 1Q16 was a decrease of CHF 313 million, or 2.7%.
For economic risk capital used for capital management purposes, there were no further methodology changes in 2Q16. The net impact of the above methodology enhancements in position risk for the Group on economic risk capital used for capital management purposes as of the end of 1Q16 was a decrease of CHF 480 million, or 1.4%.
Available economic capital trends
As of the end of 2Q16, our available economic capital for the Group was CHF 49.1 billion, a decrease of CHF 0.2 billion from the end of 1Q16. BIS look-through CET1 capital increased CHF 0.2 billion, mainly reflecting the issuance of common shares, a positive foreign exchange impact and net income attributable to shareholders for the period, partially offset by the net effect of share-based compensation. Economic adjustments decreased CHF 0.2 billion, mainly reflecting the release of dividend accruals with the payment of the 2015 dividend and the improved funding status of our US pension plan, partially offset by increased adjustments for low-trigger capital notes mainly due to a positive foreign exchange impact.
Economic risk capital
	in / end of			% change
	2Q16	1Q16	4Q15	QoQ	Ytd
Available economic capital (CHF million)
BIS look-through CET1 capital (Basel III)	32,048	31,840	32,938	1	(3)
Economic adjustments [1]	17,023	17,421	17,284	(2)	(2)
Available economic capital	49,071	49,261	50,222	0	(2)
Economic risk capital (CHF million)
Position risk (99.97% confidence level)	20,314	20,134	22,375	1	(9)
Operational risk	7,405	7,501	7,501	(1)	(1)
Other risks [2]	6,566	7,114	6,031	(8)	9
Economic risk capital	34,285	34,749	35,907	(1)	(5)
Economic risk capital coverage ratio (%) [3]
Economic risk capital coverage ratio	143	142	140	–	–
Economic risk capital by division (CHF million)
Swiss Universal Bank	5,561	5,499	5,233	1	6
International Wealth Management	3,780	3,723	3,469	2	9
Asia Pacific	4,238	3,908	3,684	8	15
Global Markets	9,857	9,991	11,733	(1)	(16)
Investment Banking & Capital Markets	4,579	4,554	4,068	1	13
Strategic Resolution Unit	5,243	6,099	7,084	(14)	(26)
Corporate Center [4]	1,122	1,195	764	(6)	47
Economic risk capital - Group [5]	34,285	34,749	35,907	(1)	(5)
Average economic risk capital by division (CHF million)
Swiss Universal Bank	5,530	5,366	5,123	3	8
International Wealth Management	3,751	3,596	3,364	4	12
Asia Pacific	4,073	3,796	3,582	7	14
Global Markets	9,924	10,862	12,314	(9)	(19)
Investment Banking & Capital Markets	4,567	4,311	4,032	6	13
Strategic Resolution Unit	5,671	6,591	6,723	(14)	(16)
Corporate Center [4]	1,159	979	750	18	55
Average economic risk capital - Group [6]	34,517	35,328	35,762	(2)	(3)
Prior-period balances are restated for methodology changes and dataset and model parameter updates in order to show meaningful trends. The calculation of divisional economic risk capital under the new organization required certain additional assumptions and allocation methods, which may not be required for future periods given the level of information then available.

1
Includes primarily high- and low-trigger capital instruments, adjustments to unrealized gains on owned real estate, reduced recognition of deferred tax assets and adjustments to treatment of pensions. Economic adjustments are made to BIS look-through CET1 capital to enable comparison between economic risk capital and available economic capital under the Basel III framework.

2
Includes owned real estate risk, expense risk, pension risk, foreign exchange risk between available economic capital and economic risk capital, interest rate risk on treasury positions, diversification benefits, the impact from deferred share-based compensation awards and an estimate for the impacts of certain planned methodology changes.

3 Ratio of available economic capital to economic risk capital.
4 Includes primarily expense risk, diversification benefits from the divisions and foreign exchange risk between available economic capital and economic risk capital.
5 Includes a diversification benefit of CHF 95 million, CHF 220 million and CHF 128 million as of the end of 2Q16, 1Q16 and 4Q15, respectively.
6 Includes a diversification benefit of CHF 158 million, CHF 173 million and CHF 126 million as of the end of 2Q16, 1Q16 and 4Q15, respectively.
Economic risk capital trends
Compared to the end of 2015, our economic risk capital decreased CHF 1.6 billion, or 5%, to CHF 34.3 billion as of the end of 2Q16, driven by a 9% decrease in position risk in line with our risk reduction strategy. On a divisional level, economic risk capital decreased CHF 1.9 billion, or 16%, in Global Markets and CHF 1.8 billion, or 26%, in the Strategic Resolution Unit. These decreases were partially offset by increases of CHF 0.6 billion, or 15%, in Asia Pacific, CHF 0.5 billion, or 13%, in Investment Banking & Capital Markets, CHF 0.3 billion, or 6%, in Swiss Universal Bank and CHF 0.3 billion, or 9%, in International Wealth Management.
Compared to the end of 1Q16, economic risk capital decreased CHF 0.5 million, or 1%. Excluding the US dollar translation impact, economic risk capital decreased 2%, mainly due to a decrease in other risks, partially offset by an increase in position risk. The decrease in other risks primarily reflected lower pension risk and a decrease in risks not included in the economic risk capital framework. Position risk changes mainly reflected higher emerging market country event risk from higher exposures in Latin America and higher private banking corporate & retail lending exposures, largely offset by reduced risk in equity trading & investments and real estate & structured assets and reduced counterparty risk in international lending & counterparty exposures.
For Swiss Universal Bank, economic risk capital increased 1% to CHF 5.6 billion from the end of 1Q16, mainly due to increased private banking corporate & retail lending exposures, partially offset by lower pension risk.
For International Wealth Management, economic risk capital increased 2% to CHF 3.8 billion from the end of 1Q16, mainly due to increased private banking corporate & retail lending and higher emerging market country event risk, partially offset by reduced international lending & counterparty exposures and lower pension risk.
For Asia Pacific, economic risk capital increased 8% to CHF 4.2 billion from the end of 1Q16. Excluding the US dollar translation impact, economic risk capital increased 7%, mainly due to higher international lending & counterparty exposures, partially offset by reduced derivatives exposures in equity trading & investments.
For Global Markets, economic risk capital decreased 1% to CHF 9.9 billion from the end of 1Q16. Excluding the US dollar translation impact, economic risk capital decreased 3%, primarily reflecting reduced CMBS exposures in real estate & structured assets and reduced counterparty risk in international lending & counterparty exposures, partially offset by higher emerging market country event risk from increased foreign exchange exposures in Latin America and increased expense risk.
For Investment Banking & Capital Markets, economic risk capital increased 1% to CHF 4.6 billion from the end of 1Q16. Excluding the US dollar translation impact, economic risk capital decreased 1%, mainly due to reduced counterparty risk in international lending & counterparty exposures and lower pension risk.
For the Strategic Resolution Unit, economic risk capital decreased 14% to CHF 5.2 billion from the end of 1Q16. Excluding the US dollar translation impact, economic risk capital decreased 15%, mainly due to lower risk in equity trading & investments, reduced counterparty risk in international lending & counterparty exposures, reduced expense risk and a decrease in risks not included in the economic risk capital framework.
Position risk
	end of			% change
	2Q16	1Q16	4Q15	QoQ	Ytd
Position risk (CHF million)
Fixed income trading [1]	1,364	1,320	1,230	3	11
Equity trading & investments	1,538	1,725	1,872	(11)	(18)
Private banking corporate & retail lending	2,481	2,366	2,751	5	(10)
International lending & counterparty exposures	5,818	5,876	6,094	(1)	(5)
Emerging markets country event risk	1,525	1,174	1,544	30	(1)
Real estate & structured assets [2]	1,225	1,362	1,917	(10)	(36)
Simple sum across risk categories	13,951	13,823	15,408	1	(9)
Diversification benefit [3]	(2,583)	(2,435)	(2,762)	6	(6)
Position risk (99% confidence level for risk management purposes)	11,368	11,388	12,646	0	(10)

Position risk (99.97% confidence level for capital management purposes)	20,314	20,134	22,375	1	(9)
Prior-period balances are restated for methodology changes and dataset and model parameter updates in order to show meaningful trends.
1 This category comprises fixed income trading, foreign exchange, commodity and insurance exposures.
2 This category comprises commercial and residential real estate (including RMBS and CMBS), asset-backed securities exposure, real estate acquired at auction and real estate fund investments.
3 Reflects the net difference between the sum of the position risk categories and the position risk on the total portfolio.
Key position risk trends
Compared to the end of 2015, our position risk decreased CHF 1.3 billion, or 10%, to CHF 11.4 billion as of the end of 2Q16.
Compared to the end of 1Q16, position risk for risk management purposes was stable. Excluding the US dollar translation impact, position risk decreased 2%, mainly due to reduced risk in equity trading & investments due to lower equity exposures from derivatives in Asia and in the US, decreased risk in real estate & structured assets related to reduced CMBS exposures and reduced counterparty risk in international lending & counterparty exposures. These reductions were partially offset by increased foreign exchange exposures in Latin America in emerging markets country event risk and higher private banking corporate & retail lending exposures in Switzerland.

As part of our overall risk management, we hold a portfolio of hedges. Hedges are impacted by market movements, similar to other trading securities, and may result in gains or losses which offset losses or gains on the portfolios they were designated to hedge. Due to the varying nature and structure of hedges, these gains or losses may not wholly offset the losses or gains on the portfolios.
Market risk review
Market risk is the risk of financial loss arising from movements in market prices. Market risks arise from both our trading and non-trading business activities. The classification of assets into trading book and banking book portfolios determines the approach for analyzing our market risk exposure. Market risk in the trading book is measured using VaR and market risk in our banking book is measured using sensitivity analysis on related market factors.
> Refer to “Market risk” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Risk coverage and management in the Credit Suisse Annual Report 2015 for further information on market risk including our VaR methodology.
Trading book
Market risks from our trading book relate to our trading activities primarily in Global Markets, Asia Pacific and the Strategic Resolution Unit. We are active in most of the principal trading markets of the world, using the majority of common trading and hedging products, including derivatives such as swaps, futures, options and structured products. Some of the structured products are customized transactions using combinations of derivatives and are executed to meet specific client or proprietary needs. As a result of our broad participation in products and markets, our trading strategies are correspondingly diverse and exposures are generally spread across a range of risks and locations.
VaR is a risk measure which quantifies the potential loss on a given portfolio of financial instruments over a certain holding period that is expected to occur at a certain confidence level. VaR is an important tool in risk management and is used for measuring quantifiable risks from our activities exposed to market risk on a daily basis. In addition, VaR is one of the main risk measures for limit monitoring, financial reporting, calculation of regulatory capital and regulatory backtesting.
We regularly review our VaR model to ensure that it remains appropriate given evolving market conditions and the composition of our trading portfolio. In 2Q16, we improved the methodology we use to capture the difference between a traded credit index and its single-name CDS constituents and enhanced the recognition of credit spread risk by using a more specific corporate bond time series in the US and in Europe. The cumulative impact of these updates on our VaR measures was immaterial and prior periods have not been restated.
We continue to receive regulatory approval for ongoing enhancements to our VaR methodology used for the calculation of regulatory capital, and the model is subject to regular reviews by regulators.
Information required under Pillar 3 of the Basel framework related to risk is available on our website at www.credit-suisse.com/pillar3.
The tables entitled “Average one-day, 98% risk management VaR by division” and “One-day, 98% risk management VaR” show our trading-related market risk exposure, as measured by one-day, 98% risk management VaR in Swiss francs and US dollars. As we measure trading book VaR for internal risk management purposes using the US dollar as the base currency, the VaR figures were translated into Swiss francs using daily foreign exchange translation rates. VaR estimates are computed separately for each risk type and for the whole portfolio using the historical simulation methodology. The different risk types are grouped into five categories including interest rate, credit spread, foreign exchange, commodities and equity.
Average one-day, 98% risk management VaR by division
in	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Strategic Resolution Unit	Diversi- fication benefit	[1]	Credit Suisse
Average risk management VaR (CHF million)
2Q16	4	1	16	28	15	(31)		33
1Q16	6	1	16	35	23	(35)		46
4Q15	6	1	18	45	29	(48)		51
Average risk management VaR (USD million)
2Q16	4	1	17	28	15	(31)		34
1Q16	6	1	16	36	24	(37)		46
4Q15	6	1	18	46	29	(49)		51
Excludes risks associated with counterparty and own credit exposures. Investment Banking & Capital Markets has only banking book positions. The calculation of divisional average risk management VaR under the new organization required certain additional assumptions and allocation methods, which may not be required for future periods given the level of information then available. Prior periods for the divisions have been restated to reflect the accelerated restructuring of the Global Markets business announced on March 23, 2016.

1 Difference between the sum of the standalone VaR for each division and the VaR for the Group.

One-day, 98% risk management VaR
in / end of	Interest rate	Credit spread	Foreign exchange	Commodity	Equity	Diversi- fication benefit		Total
Risk management VaR (CHF million)
2Q16
Average	13	27	8	2	17	(34)		33
Minimum	9	21	6	2	11	–	[1]	25
Maximum	16	34	12	3	23	–	[1]	40
End of period	13	21	6	3	12	(27)		28
1Q16
Average	15	39	11	2	24	(45)		46
Minimum	13	32	8	1	17	–	[1]	35
Maximum	20	44	18	3	38	–	[1]	65
End of period	13	33	8	2	18	(36)		38
4Q15
Average	21	35	9	2	25	(41)		51
Minimum	13	33	6	1	17	–	[1]	43
Maximum	35	42	12	3	35	–	[1]	60
End of period	17	40	9	1	31	(42)		56
Risk management VaR (USD million)
2Q16
Average	14	28	8	2	17	(35)		34
Minimum	9	21	6	2	12	–	[1]	26
Maximum	17	35	12	3	25	–	[1]	42
End of period	13	22	7	3	12	(29)		28
1Q16
Average	15	39	11	2	24	(45)		46
Minimum	13	33	8	1	18	–	[1]	36
Maximum	20	44	18	3	38	–	[1]	65
End of period	14	34	8	2	19	(37)		40
4Q15
Average	22	35	9	2	25	(42)		51
Minimum	13	32	6	1	18	–	[1]	44
Maximum	35	42	12	3	35	–	[1]	61
End of period	17	40	9	1	32	(42)		57
Excludes risks associated with counterparty and own credit exposures.
1 As the maximum and minimum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification benefit.
We measure VaR in US dollars, as a majority of our trading activities are conducted in US dollars.
Average risk management VaR decreased 26% to USD 34 million from 1Q16, mainly driven by lower credit spread risk, reflecting reduced exposures in distressed credit products across credit markets and RMBS and CMBS in the US and in Europe, as well as reduced equity exposures from derivatives in Asia. For the Strategic Resolution Unit, average risk management VaR decreased mainly due to reduced exposures in distressed credit products across credit markets. For Global Markets, the decrease in average risk management VaR was mainly driven by reduced exposures in distressed credit products and RMBS and CMBS in the US and in Europe. For Asia Pacific, the increase in average risk management VaR was primarily driven by increased interest rate exposures in Japan.
Period-end risk management VaR decreased 30% to USD 28 million from 1Q16, mainly driven by lower credit spread risk, reflecting reduced exposures in distressed credit products across credit markets and RMBS and CMBS in the US and in Europe, as well as reduced equity exposures from derivatives in Asia.
The chart entitled “Daily risk management VaR” shows the aggregated market risk in our trading book on a consolidated basis.

The histogram entitled “Actual daily trading revenues” compares the actual daily trading revenues for 2Q16 with those for 1Q16 and 4Q15. The dispersion of trading revenues indicates the day-to-day volatility in our trading activities. We had no trading loss days in 2Q16, compared to two trading loss days in 1Q16 and eight trading loss days in 4Q15.
VaR backtesting
Various techniques are used to assess the accuracy of the VaR methodology used for risk management and regulatory capital purposes. Backtesting is used to assess the accuracy of the regulatory VaR model. The purpose of the VaR backtesting process is to assess the accuracy and performance of our regulatory VaR model, to assess if our regulatory capital is sufficient to absorb actual losses, and to encourage developments to our VaR model. Backtesting involves comparing the results produced from the VaR model with the actual daily trading revenues and with a subset of the actual daily trading revenues for capital purposes. A backtesting exception occurs when a trading loss exceeds the daily VaR estimate. For capital purposes, FINMA, in line with BIS requirements, uses a multiplier to impose an increase in market risk capital for every regulatory VaR backtesting exception over four in the prior rolling 12-month period calculated using the subset of the actual daily trading revenues. In the rolling 12-month period through the end of 2Q16, we had three backtesting exceptions in our regulatory VaR model calculated using the subset of actual daily trading revenues. Since there were fewer than five backtesting exceptions in the rolling 12-month period through the end of 2Q16, in line with BIS industry guidelines, the VaR model is deemed to be statistically valid.
> Refer to “Market risk” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Risk coverage and management in the Credit Suisse Annual Report 2015 for further information on VaR backtesting.
> Refer to “Risk measurement models” in Capital management – Regulatory capital framework for further information on the use of our regulatory VaR model in the calculation of trading book market risk capital requirements.
Banking book
Market risks from our banking book primarily relate to asset and liability mismatch exposures, equity participations and investments in bonds and money market instruments. Our businesses and the Corporate Center have non-trading portfolios that carry market risks, mainly related to changes in interest rates but also to changes in foreign exchange rates, equity prices and, to a lesser extent, commodity prices.
Interest rate risk on banking book positions is measured by estimating the impact resulting from a one basis point parallel increase in yield curves on the fair value of interest rate-sensitive banking book positions. The impact of a one basis point parallel increase in yield curves on the fair value of interest rate-sensitive banking book positions would have been an increase of CHF 4.5 million as of the end of 2Q16, compared to an increase of CHF 3.2 million as of the end of 1Q16.
Credit risk review
All transactions that are exposed to potential losses due to a counterparty failing to meet an obligation are subject to credit risk exposure measurement and management. The majority of our credit risk is concentrated in the private banking, corporate and institutional businesses and in the investment banking businesses.
> Refer to “Credit risk” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Risk coverage and management in the Credit Suisse Annual Report 2015 for further information on credit risk.
> Refer to “Credit risk review” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Risk review and results in the Credit Suisse Annual Report 2015 for further information on credit risk measures.
> Refer to “Note 17 – Loans, allowance for loan losses and credit quality” in III – Condensed consolidated financial statements – unaudited for further information on loans and impaired loans.
> Refer to “Note 29 – Financial instruments” in III – Condensed consolidated financial statements – unaudited for further information on counterparty credit risk.

Loans
end of	Swiss Universal Bank		International Wealth Management		Asia Pacific	Global Markets	Investment Banking & Capital Markets	Strategic Resolution Unit	Credit Suisse	[1]
2Q16 (CHF million)
Mortgages	98,776		4,156		1,137	0	0	325	104,394
Loans collateralized by securities	7,160		16,898		11,808	0	293	226	36,385
Consumer finance	3,039		555		48	22	0	93	3,757
Consumer	108,975		21,609		12,993	22	293	644	144,536
Real estate	24,203		1,045		257	233	326	143	26,218
Commercial and industrial loans	27,202		18,055		22,091	4,639	4,764	4,416	81,240
Financial institutions	3,991		2,306		1,536	4,452	340	6,185	18,924
Governments and public institutions	763		214		985	772	0	1,194	3,928
Corporate & institutional	56,159	[2]	21,620	[3]	24,869	10,096	5,430	11,938	130,310
Gross loans	165,134		43,229		37,862	10,118	5,723	12,582	274,846
of which held at fair value	30		683		5,558	6,053	2,746	5,761	20,831
Net (unearned income) / deferred expenses	(3)		(81)		(20)	(9)	(5)	(30)	(148)
Allowance for loan losses [4]	(470)		(89)		(29)	(31)	(22)	(222)	(863)
Net loans	164,661		43,059		37,813	10,078	5,696	12,330	273,835
1Q16 (CHF million)
Mortgages	98,005		4,270		1,060	0	0	260	103,595
Loans collateralized by securities	6,977		16,215		10,705	0	522	649	35,068
Consumer finance	2,898		524		19	26	0	108	3,575
Consumer	107,880		21,009		11,784	26	522	1,017	142,238
Real estate	24,314		988		280	664	389	147	26,793
Commercial and industrial loans	26,310		16,765		20,970	4,560	4,145	4,805	77,627
Financial institutions	4,107		1,373		1,456	6,629	1,250	5,774	20,672
Governments and public institutions	783		211		955	761	0	1,330	4,040
Corporate & institutional	55,514	[2]	19,337	[3]	23,661	12,614	5,784	12,056	129,132
Gross loans	163,394		40,346		35,445	12,640	6,306	13,073	271,370
of which held at fair value	185		194		4,875	7,194	3,107	5,966	21,521
Net (unearned income) / deferred expenses	21		(103)		(32)	(14)	(6)	(26)	(160)
Allowance for loan losses [4]	(474)		(72)		(29)	(40)	(23)	(324)	(962)
Net loans	162,941		40,171		35,384	12,586	6,277	12,723	270,248
4Q15 (CHF million)
Mortgages	97,529		4,080		1,039	0	0	516	103,164
Loans collateralized by securities	7,799		16,748		11,184	0	554	1,661	37,946
Consumer finance	2,971		434		29	28	1	303	3,766
Consumer	108,299		21,262		12,252	28	555	2,480	144,876
Real estate	23,499		877		321	659	482	601	26,451
Commercial and industrial loans	26,549		16,627		21,220	5,061	3,056	5,185	77,767
Financial institutions	4,031		1,393		1,606	7,306	1,199	5,756	21,334
Governments and public institutions	831		82		585	694	0	1,386	3,578
Corporate & institutional	54,910	[2]	18,979	[3]	23,732	13,720	4,737	12,928	129,130
Gross loans	163,209		40,241		35,984	13,748	5,292	15,408	274,006
of which held at fair value	81		202		4,724	7,329	2,298	6,186	20,820
Net (unearned income) / deferred expenses	7		(82)		(29)	(13)	(6)	(22)	(145)
Allowance for loan losses [4]	(499)		(75)		(50)	(35)	(6)	(201)	(866)
Net loans	162,717		40,084		35,905	13,700	5,280	15,185	272,995
Prior periods for the divisions have been restated and reflect the accelerated restructuring of the Global Markets business announced on March 23, 2016.
1 Includes the Corporate Center, in addition to the divisions disclosed.
2
Includes loans secured by financial collateral and mortgages. The value of financial collateral and mortgages, considered up to the amount of the related loans, was CHF 43,920 million, CHF 42,879 million and CHF 42,816 million as of the end of 2Q16, 1Q16 and 4Q15, respectively.

3
Includes loans secured by financial collateral and mortgages. The value of financial collateral and mortgages, considered up to the amount of the related loans, was CHF 17,454 million, CHF 16,610 million and CHF 16,862 million as of the end of 2Q16, 1Q16 and 4Q15, respectively.

4 Allowance for loan losses are only based on loans which are not carried at fair value.

Loans
Compared to the end of 1Q16, gross loans increased CHF 3.5 billion to CHF 274.8 billion as of the end of 2Q16, mainly driven by higher commercial and industrial loans, higher loans collateralized by securities and higher residential mortgages, partially offset by lower loans to financial institutions and lower loans to the real estate sector. The net increase of CHF 3.6 billion in commercial and industrial loans was driven by International Wealth Management, Asia Pacific, Swiss Universal Bank and Investment Banking & Capital Markets, partially offset by the Strategic Resolution Unit. The net increase of CHF 1.3 billion in loans collateralized by securities was driven by Asia Pacific and International Wealth Management, partially offset by the Strategic Resolution Unit and Investment Banking & Capital Markets. Residential mortgages increased CHF 0.8 billion, primarily in Swiss Universal Bank. Loans to financial institutions decreased CHF 1.7 billion, primarily in Global Markets and Investment Banking & Capital Markets, partially offset by International Wealth Management and the Strategic Resolution Unit. Loans to the real estate sector decreased CHF 0.6 billion, primarily in Global Markets. The US dollar translation impact on gross loans was positive across all divisions.
On a divisional level, increases in gross loans of CHF 2.9 billion in International Wealth Management, CHF 2.4 billion in Asia Pacific and CHF 1.7 billion in Swiss Universal Bank were partially offset by decreases of CHF 2.5 billion in Global Markets, CHF 0.6 billion in Investment Banking & Capital Markets and CHF 0.5 billion in the Strategic Resolution Unit.
Impaired loans
end of	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Strategic Resolution Unit	Credit Suisse	[1]
2Q16 (CHF million)
Non-performing loans	429	229	183	8	0	577	1,426
Non-interest-earning loans	174	16	2	0	0	12	204
Non-performing and non-interest-earning loans	603	245	185	8	0	589	1,630
Restructured loans	34	86	16	0	0	121	257
Potential problem loans	157	37	4	9	0	210	417
Other impaired loans	191	123	20	9	0	331	674
Gross impaired loans [2]	794	368	205	17	0	920	2,304
of which loans with a specific allowance	696	180	183	17	0	675	1,751
of which loans without a specific allowance	98	188	22	0	0	245	553
1Q16 (CHF million)
Non-performing loans	413	162	174	15	3	279	1,046
Non-interest-earning loans	165	30	2	0	0	36	233
Total non-performing and non-interest-earning loans	578	192	176	15	3	315	1,279
Restructured loans	38	49	9	0	0	192	288
Potential problem loans	141	88	8	8	0	400	645
Total other impaired loans	179	137	17	8	0	592	933
Gross impaired loans [2]	757	329	193	23	3	907	2,212
of which loans with a specific allowance	679	144	174	23	3	825	1,848
of which loans without a specific allowance	78	185	19	0	0	82	364
4Q15 (CHF million)
Non-performing loans	414	94	205	26	2	242	983
Non-interest-earning loans	201	33	3	0	0	35	272
Non-performing and non-interest-earning loans	615	127	208	26	2	277	1,255
Restructured loans	44	52	10	0	0	176	282
Potential problem loans	136	73	11	9	0	207	436
Other impaired loans	180	125	21	9	0	383	718
Gross impaired loans [2]	795	252	229	35	2	660	1,973
of which loans with a specific allowance	729	148	227	35	2	469	1,610
of which loans without a specific allowance	66	104	2	0	0	191	363
Prior periods for the divisions have been restated and reflect the accelerated restructuring of the Global Markets business announced on March 23, 2016.
1 Includes the Corporate Center, in addition to the divisions disclosed.
2 Impaired loans are only based on loans which are not carried at fair value.

Impaired loans
Compared to the end of 1Q16, gross impaired loans increased CHF 92 million to CHF 2.3 billion as of the end of 2Q16, mainly reflecting higher non-performing loans, driven by downgrades of potential problem loans and new impairments in the Strategic Resolution Unit and International Wealth Management. These increases in gross impaired loans were partially offset by repayments, upgrades to performing loans and write-offs.
On a divisional level, the increase in gross impaired loans compared to the end of 1Q16 was primarily driven by International Wealth Management, Swiss Universal Bank, the Strategic Resolution Unit and Asia Pacific. In International Wealth Management, gross impaired loans increased CHF 39 million, primarily driven by ship finance exposures in the dry bulk segment and a newly impaired lombard loan. In Swiss Universal Bank, gross impaired loans increased CHF 37 million, primarily driven by private and wealth management clients and small and medium-sized enterprises in Switzerland. In the Strategic Resolution Unit, gross impaired loans increased CHF 13 million, primarily driven by newly impaired ship finance and oil and gas-related exposures. The volume of new impairments in the energy sector slowed as crude oil prices improved significantly in 2Q16. In Asia Pacific, gross impaired loans increased CHF 12 million, including a newly impaired aviation lease exposure.
Allowance for loan losses
end of	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Strategic Resolution Unit	Credit Suisse	[1]
2Q16 (CHF million)
Allowance for loan losses at beginning of period [2,3]	474	72	29	40	23	324	962
of which individually evaluated for impairment	341	40	15	15	0	313	724
of which collectively evaluated for impairment	133	32	14	25	23	11	238
Net movements recognized in statements of operations	18	18	(3)	(5)	(2)	(39)	(13)
Gross write-offs	(25)	(3)	0	(5)	0	(75)	(108)
Recoveries	4	1	0	0	0	6	11
Net write-offs	(21)	(2)	0	(5)	0	(69)	(97)
Provisions for interest	1	1	2	0	(1)	1	4
Foreign currency translation impact and other adjustments, net	(2)	0	1	1	2	5	7
Allowance for loan losses at end of period [2]	470	89	29	31	22	222	863
of which individually evaluated for impairment	323	56	21	8	0	215	623
of which collectively evaluated for impairment	147	33	8	23	22	7	240
6M16 (CHF million)
Allowance for loan losses at beginning of period [2,3]	499	75	50	35	6	201	866
of which individually evaluated for impairment	366	43	38	15	0	188	650
of which collectively evaluated for impairment	133	32	12	20	6	13	216
Net movements recognized in statements of operations	29	14	(25)	4	16	75	113
Gross write-offs	(59)	(3)	0	(8)	0	(77)	(147)
Recoveries	6	2	1	0	1	24	34
Net write-offs	(53)	(1)	1	(8)	1	(53)	(113)
Provisions for interest	0	1	4	0	0	1	6
Foreign currency translation impact and other adjustments, net	(5)	0	(1)	0	(1)	(2)	(9)
Allowance for loan losses at end of period [2]	470	89	29	31	22	222	863
of which individually evaluated for impairment	323	56	21	8	0	215	623
of which collectively evaluated for impairment	147	33	8	23	22	7	240
1 Includes the Corporate Center, in addition to the divisions disclosed.
2 Allowance for loan losses are only based on loans which are not carried at fair value.
3 Prior periods for the divisions have been restated and reflect the accelerated restructuring of the Global Markets business announced on March 23, 2016.

Loan metrics
end of	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Strategic Resolution Unit	Credit Suisse	[1]
2Q16 (%)
Non-performing and non-interest-earning loans / Gross loans [2]	0.4	0.6	0.6	0.2	0.0	8.6	0.6
Gross impaired loans / Gross loans [2]	0.5	0.9	0.6	0.4	0.0	13.5	0.9
Allowance for loan losses / Gross loans [2,3]	0.3	0.2	0.1	0.8	0.7	3.3	0.3
Specific allowance for loan losses / Gross impaired loans [2,3]	40.7	15.2	10.2	47.1	–	23.4	27.0
1Q16 (%)
Total non-performing and non-interest-earning loans / Gross loans [2]	0.4	0.5	0.6	0.3	0.1	4.4	0.5
Gross impaired loans / Gross loans [2]	0.5	0.8	0.6	0.4	0.1	12.8	0.9
Allowance for loan losses / Gross loans [2,3]	0.3	0.2	0.1	0.7	0.7	4.6	0.4
Specific allowance for loan losses / Gross impaired loans [2,3]	45.0	12.2	7.8	65.2	0.0	34.5	32.7
4Q15 (%)
Non-performing and non-interest-earning loans / Gross loans [2]	0.4	0.3	0.7	0.4	0.1	3.0	0.5
Gross impaired loans / Gross loans [2]	0.5	0.6	0.7	0.5	0.1	7.2	0.8
Allowance for loan losses / Gross loans [2,3]	0.3	0.2	0.1	0.6	0.8	3.5	0.4
Specific allowance for loan losses / Gross impaired loans [2,3]	42.9	15.9	6.6	42.9	0.0	47.4	36.7
Prior periods for the divisions have been restated and reflect the accelerated restructuring of the Global Markets business announced on March 23, 2016.
1 Includes the Corporate Center, in addition to the divisions disclosed.
2 Excludes loans carried at fair value.
3 Impaired loans and allowance for loan losses are only based on loans which are not carried at fair value.
Selected European credit risk exposures
The scope of our disclosure of European credit risk exposure includes all countries of the EU which are rated below AA or its equivalent by at least one of the three major rating agencies and where our gross exposure exceeds our quantitative threshold of EUR 0.5 billion.
> Refer to “Selected European credit risk exposures” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Risk review and results in the Credit Suisse Annual Report 2015 for further information on selected European credit risk exposures.
Monitoring of selected European credit risk exposures
Our credit risk exposure to these European countries is managed as part of our overall risk management process. The Group makes use of country limits and performs scenario analyses on a regular basis, which include analyses of our indirect sovereign credit risk exposures from our exposures to selected European financial institutions. This assessment of indirect sovereign credit risk exposures includes analysis of publicly available disclosures of counterparties’ exposures to the European countries within the defined scope of our disclosure. We monitor the concentration of collateral underpinning our over-the-counter (OTC) derivative and reverse repurchase agreement exposures through monthly reporting. We also monitor the impact of sovereign rating downgrades on collateral eligibility. Strict limits on sovereign collateral from G7 and non-G7 countries are monitored monthly. Similar disclosure is part of our regular risk reporting to regulators.
Development of selected European credit risk exposures
On a gross basis, before taking into account risk mitigation, our risk-based sovereign credit risk exposure to Cyprus, Croatia, Greece, Ireland, Italy, Malta, Portugal and Spain as of the end of 2Q16 was EUR 3,528 million, 9% lower compared to EUR 3,870 million as of the end of 1Q16. Our net exposure to these sovereigns was EUR 535 million, 46% lower compared to EUR 997 million as of the end of 1Q16. Our non-sovereign risk-based credit risk exposure in these countries as of the end of 2Q16 included net exposure to financial institutions of EUR 2,802 million and to corporates and other counterparties of EUR 1,192 million, 4% lower compared to EUR 2,913 million and 8% higher compared to EUR 1,106 million, respectively, as of the end of 1Q16.
> Refer to “Selected European credit risk exposures” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Risk review and results in the Credit Suisse Annual Report 2015 for further information on the presentation of selected European credit risk exposures.
Sovereign debt rating developments
In 2Q16, the long-term sovereign debt ratings of the countries listed in the table were affected as follows: Moody’s increased Ireland’s rating from Baa1 to A3. The rating changes did not have a significant impact on the Group’s financial position, result of operations, liquidity or capital resources.

Selected European credit risk exposures
	Gross credit risk exposure	Risk mitigation			Net credit risk exposure	Inventory	[2]			Total credit risk exposure
end of 2Q16		CDS	Other	[1]				Net synthetic inventory	[3]	Gross	Net
Croatia (EUR million)
Sovereign	217	35	158		24	0		(97)		217	24
Financial institutions	0	0	0		0	1		0		1	1
Corporates & other	50	0	0		50	0		0		50	50
Total	267	35	158		74	1		(97)		268	75
Cyprus (EUR million)
Financial institutions	12	0	9		3	0		0		12	3
Corporates & other	1,253	0	1,231		22	0		0		1,253	22
Total	1,265	0	1,240		25	0		0		1,265	25
Greece (EUR million)
Sovereign	0	0	0		0	0		6		0	0
Financial institutions	114	0	113		1	0		0		114	1
Corporates & other	1,018	0	994		24	15		(21)		1,033	39
Total	1,132	0	1,107		25	15		(15)		1,147	40
Ireland (EUR million)
Sovereign	7	0	0		7	0		(9)		7	7
Financial institutions	1,635	11	523		1,101	187		(73)		1,822	1,288
Corporates & other	929	104	639		186	9		(171)		938	195
Total	2,571	115	1,162		1,294	196		(253)		2,767	1,490
Italy (EUR million)
Sovereign	3,241	2,592	208		441	0		(1,441)		3,241	441
Financial institutions	1,513	1	914		598	57		32		1,570	655
Corporates & other	3,044	126	2,518		400	63		(105)		3,107	463
Total	7,798	2,719	3,640		1,439	120		(1,514)		7,918	1,559
Malta (EUR million)
Financial institutions	39	0	0		39	0		0		39	39
Corporates & other	542	0	542		0	0		0		542	0
Total	581	0	542		39	0		0		581	39
Portugal (EUR million)
Sovereign	0	0	0		0	35		30		35	35
Financial institutions	179	0	174		5	1		(3)		180	6
Corporates & other	198	0	115		83	15		(31)		213	98
Total	377	0	289		88	51		(4)		428	139
Spain (EUR million)
Sovereign	28	0	0		28	0		(14)		28	28
Financial institutions	1,430	1	621		808	1		(137)		1,431	809
Corporates & other	1,614	0	1,320		294	31		(105)		1,645	325
Total	3,072	1	1,941		1,130	32		(256)		3,104	1,162
Total (EUR million)
Sovereign	3,493	2,627	366		500	35		(1,525)		3,528	535
Financial institutions	4,922	13	2,354		2,555	247		(181)		5,169	2,802
Corporates & other	8,648	230	7,359		1,059	133		(433)		8,781	1,192
Total	17,063	2,870	10,079		4,114	415		(2,139)		17,478	4,529
1 Includes other hedges (derivative instruments), guarantees, insurance and collateral.
2 Represents long inventory positions netted at issuer level.
3 Substantially all of which results from CDS; represents long positions net of short positions.

Balance sheet and off-balance sheet
Total assets were CHF 821.2 billion, total liabilities were CHF 775.8 billion and total equity was CHF 45.3 billion. Total assets increased 1% and total liabilities increased 1% for the quarter, reflecting the foreign exchange translation impact, partially offset by lower operating activities. The majority of our transactions are recorded on our balance sheet, however, we also enter into transactions that give rise to both on and off-balance sheet exposure.
Balance sheet
Total assets were CHF 821.2 billion as of the end of 2Q16, an increase of CHF 7.3 billion, or 1%, from the end of 1Q16, reflecting the foreign exchange translation impact, partially offset by lower operating activities. Excluding the foreign exchange translation impact, total assets decreased CHF 3.6 billion.
Compared to the end of 1Q16, cash and due from banks increased CHF 19.8 billion, or 21%, mainly driven by higher cash positions at the Fed and the foreign exchange translation impact. Brokerage receivables increased CHF 6.6 billion, or 19%, mainly driven by an increase in failed settlements and the foreign exchange translation impact. Net loans increased CHF 3.6 billion, or 1%, mainly driven by higher commercial and industrial loans, higher loans collateralized by securities, higher residential mortgages and the foreign exchange translation impact, partially offset by lower loans to financial institutions and lower loans in the real estate sector. Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions decreased CHF 14.1 billion, or 10%, mainly driven by a decrease in reverse repurchase transactions with customers, a decrease in cash collateral on stock borrowing to customers and banks, partially offset by the foreign exchange translation impact. Trading assets decreased CHF 9.9 billion, or 5%, mainly due to lower debt and equity securities, partially offset by the foreign exchange translation impact. All other assets increased CHF 1.3 billion, or 1%, mainly reflecting an increase in other assets related to cash collateral on derivative instruments and the foreign exchange translation impact.
Balance sheet summary
	end of			% change
	2Q16	1Q16	4Q15	QoQ	Ytd
Assets (CHF million)
Cash and due from banks	114,049	94,210	92,328	21	24
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	122,068	136,211	123,049	(10)	(1)
Trading assets	177,619	187,550	190,737	(5)	(7)
Net loans	273,835	270,248	272,995	1	0
Brokerage receivables	42,108	35,504	34,542	19	22
All other assets	91,485	90,175	107,154	1	(15)
Total assets	821,164	813,898	820,805	1	0
Liabilities and equity (CHF million)
Due to banks	23,229	23,961	21,054	(3)	10
Customer deposits	347,559	344,545	342,705	1	1
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	32,499	40,150	46,598	(19)	(30)
Trading liabilities	51,682	53,582	48,971	(4)	6
Long-term debt	200,226	183,490	197,608	9	1
Brokerage payables	43,944	41,880	39,452	5	11
All other liabilities	76,696	80,843	79,399	(5)	(3)
Total liabilities	775,835	768,451	775,787	1	0
Total shareholders' equity	44,962	44,997	44,382	0	1
Noncontrolling interests	367	450	636	(18)	(42)
Total equity	45,329	45,447	45,018	0	1

Total liabilities and equity	821,164	813,898	820,805	1	0

Total liabilities were CHF 775.8 billion as of the end of 2Q16, an increase of CHF 7.4 billion, or 1%, from the end of 1Q16, reflecting the foreign exchange translation impact, partially offset by lower operating activities. Excluding the foreign exchange translation impact, total liabilities decreased CHF 2.5 billion.
Compared to the end of 1Q16, long-term debt increased CHF 16.7 billion, or 9%, primarily driven by the issuances of senior debt and the foreign exchange translation impact, partially offset by maturities. Customer deposits increased CHF 3.0 billion, or 1%, mainly driven by higher transaction accounts, corporate accounts, fiduciary deposits, time and demand deposits and the foreign exchange translation impact, mostly offset by a decrease in certificates of deposits. Brokerage payables increased by CHF 2.1 billion, or 5%, mainly reflecting an increase in failed settlements and the foreign exchange translation impact. Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions decreased CHF 7.7 billion, or 19%, mainly driven by a decrease in repurchase transactions with customers and banks, partially offset by the foreign exchange translation impact. Trading liabilities decreased CHF 1.9 billion, or 4%, mainly reflecting a decrease in short positions, partially offset by an increase in derivatives and the foreign exchange translation impact. Due to banks decreased CHF 0.7 billion, or 3%, mainly driven by an decrease in deposits with banks and a decrease in demand sweep deposits. All other liabilities decreased CHF 4.1 billion, or 5%, mainly reflecting a decrease in short-term borrowings, partially offset by the foreign exchange translation impact.
> Refer to “Funding sources and uses” in Liquidity and funding management and “Capital management” for further information, including our funding of the balance sheet and the leverage ratio.
Off-balance sheet
We enter into off-balance sheet arrangements in the normal course of business. Off-balance sheet arrangements are transactions or other contractual arrangements with, or for the benefit of, an entity that is not consolidated. These transactions include derivative instruments, guarantees and similar arrangements, retained or contingent interests in assets transferred to an unconsolidated entity in connection with our involvement with special purpose entities (SPEs), and obligations and liabilities (including contingent obligations and liabilities) under variable interests in unconsolidated entities that provide financing, liquidity, credit and other support.
> Refer to “Liquidity and funding management” in III – Treasury, Risk, Balance sheet and Off-balance sheet in the Credit Suisse Annual Report 2015 and “Note 27 – Guarantees and commitments” and “Note 31 – Litigation” in III – Condensed consolidated financial statements – unaudited for further information.

Condensed consolidated financial statements – unaudited
Report of Independent Registered Public Accounting Firm
Condensed consolidated financial statements – unaudited
Notes to the condensed consolidated financial statements – unaudited

Consolidated statements of operations (unaudited)
Consolidated statements of comprehensive income (unaudited)
Consolidated balance sheets (unaudited)
Consolidated balance sheets (unaudited) (continued)
Consolidated statements of changes in equity (unaudited)
Consolidated statements of changes in equity (unaudited) (continued)
Consolidated statements of changes in equity (unaudited) (continued)
Consolidated statements of cash flows (unaudited)
Consolidated statements of cash flows (unaudited) (continued)
Supplemental cash flow information (unaudited)
1 Summary of significant accounting policies
2 Recently issued accounting standards
3 Business developments
4 Discontinued operations
5 Segment information
6 Net interest income
7 Commissions and fees
8 Trading revenues
9 Other revenues
10 Provision for credit losses
11 Compensation and benefits
12 General and administrative expenses
13 Restructuring expenses
14 Earnings per share
15 Trading assets and liabilities
16 Investment securities
17 Loans, allowance for loan losses and credit quality
18 Goodwill
19 Other assets and other liabilities
20 Long-term debt
22 Offsetting of financial assets and financial liabilities
23 Tax
24 Employee deferred compensation
25 Pension and other post-retirement benefits
26 Derivatives and hedging activities
27 Guarantees and commitments
28 Transfers of financial assets and variable interest entities
29 Financial instruments
30 Assets pledged and collateral
31 Litigation
32 Subsidiary guarantee information

Report of Independent Registered Public Accounting Firm
to the Board of Directors of
Credit Suisse Group AG, Zurich
We have reviewed the accompanying condensed consolidated balance sheets of Credit Suisse Group AG and subsidiaries (the “Group”) as of June 30, 2016 and 2015, the related condensed consolidated statements of operations, changes in equity and comprehensive income for the three and six-month periods ended June 30, 2016 and 2015, and the related condensed consolidated statements of cash flows for the six-month periods ended June 30, 2016 and 2015. These condensed consolidated financial statements are the responsibility of the Group's management.
We conducted our reviews in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.
Based on our reviews, we are not aware of any material modifications that should be made to the condensed consolidated financial statements referred to above for them to be in conformity with U.S. generally accepted accounting principles.
We have previously audited, in accordance with standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of the Group as of December 31, 2015, and the related consolidated statements of operations, changes in equity, comprehensive income and cash flows for the year then ended (not presented herein); and in our report dated March 24, 2016, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2015, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.
KPMG AG
Nicholas Edmonds         Anthony Anzevino
Licensed Audit Expert   Global Lead Partner
Zurich, Switzerland
July 28, 2016

[this page intentionally left blank]

Condensed consolidated financial statements – unaudited
Consolidated statements of operations (unaudited)
in	2Q16	1Q16	2Q15	6M16	6M15
Consolidated statements of operations (CHF million)
Interest and dividend income	4,757	4,585	5,903	9,342	10,393
Interest expense	(2,758)	(2,574)	(3,034)	(5,332)	(5,372)
Net interest income	1,999	2,011	2,869	4,010	5,021
Commissions and fees	2,796	2,675	3,259	5,471	6,238
Trading revenues	94	(271)	498	(177)	1,888
Other revenues	219	223	329	442	455
Net revenues	5,108	4,638	6,955	9,746	13,602
Provision for credit losses	(28)	150	51	122	81
Compensation and benefits	2,734	2,482	2,914	5,216	5,890
General and administrative expenses	1,760	1,848	1,928	3,608	3,666
Commission expenses	352	387	406	739	798
Restructuring expenses	91	255	–	346	–
Total other operating expenses	2,203	2,490	2,334	4,693	4,464
Total operating expenses	4,937	4,972	5,248	9,909	10,354
Income/(loss) before taxes	199	(484)	1,656	(285)	3,167
Income tax expense/(benefit)	21	(179)	590	(158)	1,067
Net income/(loss)	178	(305)	1,066	(127)	2,100
Net income/(loss) attributable to noncontrolling interests	8	(3)	15	5	(5)
Net income/(loss) attributable to shareholders	170	(302)	1,051	(132)	2,105
Earnings/(loss) per share (CHF)
Basic earnings/(loss) per share	0.08	(0.15)	0.61	(0.07)	1.23
Diluted earnings/(loss) per share	0.08	(0.15)	0.59	(0.07)	1.20
Consolidated statements of comprehensive income (unaudited)
in	2Q16	1Q16	2Q15	6M16	6M15
Comprehensive income/(loss) (CHF million)
Net income/(loss)	178	(305)	1,066	(127)	2,100
Gains/(losses) on cash flow hedges	20	46	31	66	39
Foreign currency translation	345	(855)	(1,053)	(510)	(2,546)
Unrealized gains/(losses) on securities	2	5	(12)	7	(2)
Actuarial gains/(losses)	82	105	92	187	181
Net prior service credit/(cost)	(25)	(28)	(22)	(53)	(43)
Gains/(losses) on liabilities related to credit risk	(69)	1,266	–	1,197	–
Other comprehensive income/(loss), net of tax	355	539	(964)	894	(2,371)
Comprehensive income/(loss)	533	234	102	767	(271)
Comprehensive income/(loss) attributable to noncontrolling interests	22	(21)	(15)	1	(59)
Comprehensive income/(loss) attributable to shareholders	511	255	117	766	(212)
The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated balance sheets (unaudited)
end of	2Q16	1Q16	4Q15
Assets (CHF million)
Cash and due from banks	114,049	94,210	92,328
of which reported at fair value	318	193	89
of which reported from consolidated VIEs	489	314	1,693
Interest-bearing deposits with banks	820	868	867
of which reported at fair value	0	2	2
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	122,068	136,211	123,049
of which reported at fair value	79,927	92,788	83,565
of which reported from consolidated VIEs	0	0	53
Securities received as collateral, at fair value	25,993	25,760	28,511
of which encumbered	22,046	21,377	27,940
Trading assets, at fair value	177,619	187,550	190,737
of which encumbered	58,393	59,810	62,559
of which reported from consolidated VIEs	3,475	3,144	2,372
Investment securities	2,611	3,143	3,090
of which reported at fair value	2,611	3,143	3,090
of which reported from consolidated VIEs	544	1,066	1,009
Other investments	6,149	6,294	7,021
of which reported at fair value	3,587	3,646	4,237
of which reported from consolidated VIEs	1,955	2,175	1,986
Net loans	273,835	270,248	272,995
of which reported at fair value	20,831	21,521	20,820
of which encumbered	111	108	108
of which reported from consolidated VIEs	360	353	1,312
allowance for loan losses	(863)	(962)	(866)
Premises and equipment	4,693	4,609	4,644
of which reported from consolidated VIEs	282	288	327
Goodwill	4,745	4,688	4,808
Other intangible assets	191	186	196
of which reported at fair value	111	106	112
Brokerage receivables	42,108	35,504	34,542
Other assets	46,283	44,627	58,017
of which reported at fair value	13,439	13,308	25,627
of which encumbered	50	421	671
of which reported from consolidated VIEs	2,503	3,778	14,451
Total assets	821,164	813,898	820,805
The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated balance sheets (unaudited) (continued)
end of	2Q16	1Q16	4Q15
Liabilities and equity (CHF million)
Due to banks	23,229	23,961	21,054
of which reported at fair value	514	499	482
Customer deposits	347,559	344,545	342,705
of which reported at fair value	3,908	3,529	3,663
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	32,499	40,150	46,598
of which reported at fair value	18,114	25,421	32,398
Obligation to return securities received as collateral, at fair value	25,993	25,760	28,511
Trading liabilities, at fair value	51,682	53,582	48,971
of which reported from consolidated VIEs	137	22	27
Short-term borrowings	11,178	14,768	8,657
of which reported at fair value	2,996	3,185	3,112
of which reported from consolidated VIEs	1	34	81
Long-term debt	200,226	183,490	197,608
of which reported at fair value	73,922	69,104	80,931
of which reported from consolidated VIEs	1,780	2,147	14,826
Brokerage payables	43,944	41,880	39,452
Other liabilities	39,525	40,315	42,231
of which reported at fair value	10,104	10,867	11,754
of which reported from consolidated VIEs	241	1,115	836
Total liabilities	775,835	768,451	775,787
Common shares	84	78	78
Additional paid-in capital	31,702	32,318	31,925
Retained earnings	28,532	28,362	29,139
Treasury shares, at cost	(94)	(158)	(125)
Accumulated other comprehensive income/(loss)	(15,262)	(15,603)	(16,635)
Total shareholders' equity	44,962	44,997	44,382
Noncontrolling interests	367	450	636
Total equity	45,329	45,447	45,018

Total liabilities and equity	821,164	813,898	820,805
end of	2Q16	1Q16	4Q15
Additional share information
Par value (CHF)	0.04	0.04	0.04
Authorized shares [1]	2,797,379,244	2,666,152,845	2,666,152,845
Common shares issued	2,089,897,378	1,957,379,244	1,957,379,244
Treasury shares	(8,533,613)	(10,939,863)	(5,910,224)
Shares outstanding	2,081,363,765	1,946,439,381	1,951,469,020
1 Includes issued shares and unissued shares (conditional, conversion and authorized capital).
The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated statements of changes in equity (unaudited)
	Attributable to shareholders
	Common shares	Additional paid-in capital		Retained earnings	Treasury shares, at cost	Accumu- lated other compre- hensive income/ (loss)	Total share- holders' equity	Non- controlling interests	Total equity
2Q16 (CHF million)
Balance at beginning of period	78	32,318		28,362	(158)	(15,603)	44,997	450	45,447
Purchase of subsidiary shares from non- controlling interests, not changing ownership [1,2]	–	–		–	–	–	–	(53)	(53)
Sale of subsidiary shares to noncontrolling interests, not changing ownership [2]	–	–		–	–	–	–	13	13
Net income/(loss)	–	–		170	–	–	170	8	178
Total other comprehensive income/(loss), net of tax	–	–		–	–	341	341	14	355
Issuance of common shares	6	1,661		–	–	–	1,667	–	1,667
Sale of treasury shares	–	29		–	6,192	–	6,221	–	6,221
Repurchase of treasury shares	–	–		–	(6,254)	–	(6,254)	–	(6,254)
Share-based compensation, net of tax	–	(766)	[3]	–	126	–	(640)	–	(640)
Financial instruments indexed to own shares [4]	–	(81)		–	–	–	(81)	–	(81)
Dividends paid	–	(1,435)	[5]	–	–	–	(1,435)	–	(1,435)
Change in scope of consolidation, net	–	–		–	–	–	–	(36)	(36)
Other	–	(24)		–	–	–	(24)	(29)	(53)
Balance at end of period	84	31,702		28,532	(94)	(15,262)	44,962	367	45,329
1 Distributions to owners in funds include the return of original capital invested and any related dividends.
2 Transactions with and without ownership changes related to fund activity are all displayed under "not changing ownership".
3 Includes a net tax charge of CHF (146) million from the excess recognized compensation expense over fair value of shares delivered.
4
Includes certain call options the Group purchased on its own shares to economically hedge share-based compensation awards. In accordance with US GAAP, these call options were designated as equity instruments and, as such, were initially recognized in shareholders' equity at their fair values and not subsequently remeasured.

5 Paid out of reserves from capital contributions.
The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated statements of changes in equity (unaudited) (continued)
	Attributable to shareholders
	Common shares	Additional paid-in capital	Retained earnings	Treasury shares, at cost	Accumu- lated other compre- hensive income/ (loss)	Total share- holders' equity	Non- controlling interests	Total equity
1Q16 (CHF million)
Balance at beginning of period	78	31,925	29,139	(125)	(16,635)	44,382	636	45,018
Purchase of subsidiary shares from non- controlling interests, not changing ownership	–	–	–	–	–	–	(10)	(10)
Sale of subsidiary shares to noncontrolling interests, not changing ownership	–	–	–	–	–	–	64	64
Net income/(loss)	–	–	(302)	–	–	(302)	(3)	(305)
Cumulative effect of accounting changes, net of tax	–	–	(475)	–	475	–	–	–
Total other comprehensive income/(loss), net of tax	–	–	–	–	557	557	(18)	539
Sale of treasury shares	–	(65)	–	3,002	–	2,937	–	2,937
Repurchase of treasury shares	–	–	–	(3,047)	–	(3,047)	–	(3,047)
Share-based compensation, net of tax	–	483	–	12	–	495	–	495
Financial instruments indexed to own shares	–	(27)	–	–	–	(27)	–	(27)
Change in scope of consolidation, net	–	–	–	–	–	–	(219)	(219)
Other	–	2	–	–	–	2	–	2
Balance at end of period	78	32,318	28,362	(158)	(15,603)	44,997	450	45,447
2Q15 (CHF million)
Balance at beginning of period	64	27,589	33,137	(1,008)	(16,386)	43,396	889	44,285
Purchase of subsidiary shares from non- controlling interests, not changing ownership	–	–	–	–	–	–	(92)	(92)
Sale of subsidiary shares to noncontrolling interests, not changing ownership	–	–	–	–	–	–	30	30
Net income/(loss)	–	–	1,051	–	–	1,051	15	1,066
Total other comprehensive income/(loss), net of tax	–	–	–	–	(934)	(934)	(30)	(964)
Issuance of common shares	1	710	–	–	–	711	–	711
Sale of treasury shares	–	7	–	5,605	–	5,612	–	5,612
Repurchase of treasury shares	–	–	–	(5,719)	–	(5,719)	–	(5,719)
Share-based compensation, net of tax	–	(1,233)	–	971	–	(262)	–	(262)
Financial instruments indexed to own shares	–	(76)	–	–	–	(76)	–	(76)
Dividends paid	–	(1,137)	–	–	–	(1,137)	–	(1,137)
Change in scope of consolidation, net	–	–	–	–	–	–	6	6
Balance at end of period	65	25,860	34,188	(151)	(17,320)	42,642	818	43,460
The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated statements of changes in equity (unaudited) (continued)
	Attributable to shareholders
	Common shares	Additional paid-in capital		Retained earnings	Treasury shares, at cost	Accumu- lated other compre- hensive income/ (loss)	Total share- holders' equity	Non- controlling interests	Total equity
6M16 (CHF million)
Balance at beginning of period	78	31,925		29,139	(125)	(16,635)	44,382	636	45,018
Purchase of subsidiary shares from non- controlling interests, not changing ownership [1,2]	–	–		–	–	–	–	(63)	(63)
Sale of subsidiary shares to noncontrolling interests, not changing ownership [2]	–	–		–	–	–	–	77	77
Net income/(loss)	–	–		(132)	–	–	(132)	5	(127)
Cumulative effect of accounting changes, net of tax	–	–		(475)	–	475	–	–	–
Total other comprehensive income/(loss), net of tax	–	–		–	–	898	898	(4)	894
Issuance of common shares	6	1,661		–	–	–	1,667	–	1,667
Sale of treasury shares	–	(36)		–	9,194	–	9,158	–	9,158
Repurchase of treasury shares	–	–		–	(9,301)	–	(9,301)	–	(9,301)
Share-based compensation, net of tax	–	(283)	[3]	–	138	–	(145)	–	(145)
Financial instruments indexed to own shares [4]	–	(108)		–	–	–	(108)	–	(108)
Dividends paid	–	(1,435)	[5]	–	–	–	(1,435)	–	(1,435)
Changes in scope of consolidation, net	–	–		–	–	–	–	(255)	(255)
Other	–	(22)		–	–	–	(22)	(29)	(51)
Balance at end of period	84	31,702		28,532	(94)	(15,262)	44,962	367	45,329
6M15 (CHF million)
Balance at beginning of period	64	27,007		32,083	(192)	(15,003)	43,959	1,042	45,001
Purchase of subsidiary shares from non- controlling interests, not changing ownership	–	–		–	–	–	–	(214)	(214)
Sale of subsidiary shares to noncontrolling interests, not changing ownership	–	–		–	–	–	–	45	45
Net income/(loss)	–	–		2,105	–	–	2,105	(5)	2,100
Total other comprehensive income/(loss), net of tax	–	–		–	–	(2,317)	(2,317)	(54)	(2,371)
Issuance of common shares	1	710		–	–	–	711	–	711
Sale of treasury shares	–	(3)		–	7,438	–	7,435	–	7,435
Repurchase of treasury shares	–	–		–	(8,385)	–	(8,385)	–	(8,385)
Share-based compensation, net of tax	–	(857)		–	988	–	131	–	131
Financial instruments indexed to own shares	–	140		–	–	–	140	–	140
Dividends paid	–	(1,137)		–	–	–	(1,137)	–	(1,137)
Changes in scope of consolidation, net	–	–		–	–	–	–	6	6
Other	–	–		–	–	–	–	(2)	(2)
Balance at end of period	65	25,860		34,188	(151)	(17,320)	42,642	818	43,460
1 Distributions to owners in funds include the return of original capital invested and any related dividends.
2 Transactions with and without ownership changes related to fund activity are all displayed under "not changing ownership".
3 Includes a net tax charge of CHF (126) million from the excess recognized compensation expense over fair value of shares delivered.
4
Includes certain call options the Group purchased on its own shares to economically hedge share-based compensation awards. In accordance with US GAAP, these call options were designated as equity instruments and, as such, were initially recognized in shareholders' equity at their fair values and not subsequently remeasured.

5 Paid out of capital contribution reserves.
The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated statements of cash flows (unaudited)
in	6M16	6M15
Operating activities of continuing operations (CHF million)
Net income/(loss)	(127)	2,100
Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities of continuing operations (CHF million)
Impairment, depreciation and amortization	471	520
Provision for credit losses	122	81
Deferred tax provision/(benefit)	(339)	708
Share of net income/(loss) from equity method investments	36	(33)
Trading assets and liabilities, net	15,182	12,857
(Increase)/decrease in other assets	(9,341)	(8,431)
Increase/(decrease) in other liabilities	3,988	(5,216)
Other, net	(158)	193
Total adjustments	9,961	679
Net cash provided by/(used in) operating activities of continuing operations	9,834	2,779
Investing activities of continuing operations (CHF million)
(Increase)/decrease in interest-bearing deposits with banks	56	305
(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	786	16,054
Purchase of investment securities	(60)	(272)
Proceeds from sale of investment securities	9	14
Maturities of investment securities	213	342
Investments in subsidiaries and other investments	(378)	(335)
Proceeds from sale of other investments	591	951
(Increase)/decrease in loans	(2,083)	(3,677)
Proceeds from sales of loans	415	1,018
Capital expenditures for premises and equipment and other intangible assets	(582)	(474)
Proceeds from sale of premises and equipment and other intangible assets	53	11
Other, net	51	195
Net cash provided by/(used in) investing activities of continuing operations	(929)	14,132
The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated statements of cash flows (unaudited) (continued)
in	6M16	6M15
Financing activities of continuing operations (CHF million)
Increase/(decrease) in due to banks and customer deposits	8,772	1,065
Increase/(decrease) in short-term borrowings	3,049	1,110
Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(13,622)	(7,873)
Issuances of long-term debt	35,677	47,503
Repayments of long-term debt	(20,718)	(29,565)
Issuances of common shares	725	1
Sale of treasury shares	9,158	7,435
Repurchase of treasury shares	(9,301)	(8,385)
Dividends paid	(493)	(427)
Other, net	41	384
Net cash provided by/(used in) financing activities of continuing operations	13,288	11,248
Effect of exchange rate changes on cash and due from banks (CHF million)
Effect of exchange rate changes on cash and due from banks	(472)	(3,454)
Net increase/(decrease) in cash and due from banks (CHF million)
Net increase/(decrease) in cash and due from banks	21,721	24,705

Cash and due from banks at beginning of period	92,328	79,349
Cash and due from banks at end of period	114,049	104,054
Supplemental cash flow information (unaudited)
in	6M16	6M15
Cash paid for income taxes and interest (CHF million)
Cash paid for income taxes	234	683
Cash paid for interest	5,072	5,601
Assets acquired and liabilities assumed in business acquisitions (CHF million)
Fair value of assets acquired	0	2
Assets and liabilities sold in business divestitures (CHF million)
Assets sold	0	34
Liabilities sold	0	7
The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Notes to the condensed consolidated financial statements – unaudited
1 Summary of significant accounting policies
Basis of presentation
The accompanying unaudited condensed consolidated financial statements of Credit Suisse Group AG (the Group) are prepared in accordance with accounting principles generally accepted in the US (US GAAP) and are stated in Swiss francs (CHF). These condensed consolidated financial statements should be read in conjunction with the US GAAP consolidated financial statements and notes thereto for the year ended December 31, 2015 included in the Credit Suisse Annual Report 2015.
> Refer to “Note 1 – Summary of significant accounting policies” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2015 for a description of the Group’s significant accounting policies.
Certain financial information, which is normally included in annual consolidated financial statements prepared in accordance with US GAAP, but not required for interim reporting purposes, has been condensed or omitted. Certain reclassifications have been made to the prior period’s consolidated financial statements to conform to the current period’s presentation. These condensed consolidated financial statements reflect, in the opinion of management, all adjustments that are necessary for a fair presentation of the condensed consolidated financial statements for the periods presented. The 1Q16 consolidated statements of operations and comprehensive income, the 1Q16 consolidated balance sheets and the 2Q16, 1Q16 and 2Q15 consolidated statements of changes in equity have been added for convenience of the reader and are not a required presentation under US GAAP. The results of operations for interim periods are not indicative of results for the entire year.
In preparing these condensed consolidated financial statements, management is required to make estimates and assumptions which affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the condensed consolidated balance sheets and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
2 Recently issued accounting standards
Recently adopted accounting standards
The following provides the most relevant recently adopted accounting standards.
> Refer to “Note 2 – Recently issued accounting standards” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2015 for a description of accounting standards adopted in 2015.
ASC Topic 718 – Compensation – Stock Compensation
In June 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2014-12, “Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period” (ASU 2014-12), an update to Accounting Standards Codification (ASC) Topic 718 – Compensation – Stock Compensation. The amendments in ASU 2014-12 require that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. The adoption of ASU 2014-12 on January 1, 2016 did not have a material impact on the Group’s financial position, results of operations and cash flows.
ASC Topic 810 – Consolidation
In February 2015, the FASB issued ASU 2015-02, “Amendments to the Consolidation Analysis” (ASU 2015-02), an update to ASC Topic 810 – Consolidation. The amendments in ASU 2015-02 rescind the indefinite deferral for certain investment funds, which is included in ASU 2010-10, Consolidation (ASC Topic 810), “Amendments for Certain Investment Funds”. The amendments in ASU 2015-02 also require a re-evaluation as to whether certain legal entities require consolidation under the revised consolidation model, specifically as it relates to whether limited partnerships and similar legal entities are VIEs or voting interest entities, the elimination of the presumption that a general partner controls a partnership, and the consolidation analysis of VIEs, particularly those that have fee arrangements and related party relationships. The adoption of ASU 2015-02 on January 1, 2016 did not have a material impact on the Group’s financial position, results of operations and cash flows.
In August 2014, the FASB issued ASU 2014-13, “Measuring the Financial Assets and the Financial Liabilities of a Consolidated Collateralized Financing Entity” (ASU 2014-13), an update to ASC Topic 810 – Consolidation. ASU 2014-13 applies to reporting entities that are required to consolidate a collateralized financing entity (CFE) under the VIE guidance. These entities may elect to measure the financial assets and the financial liabilities of the CFE at fair value using either ASC Topic 820 – Fair Value Measurements or an alternative provided in ASU 2014-13. When using the measurement alternative provided in this update, the reporting entity should measure both the financial assets and the financial liabilities of the CFE, using the most observable of (i) the fair value of the financial assets and (ii) the fair value of the financial liabilities. The adoption of ASU 2014-13 on January 1, 2016 did not have a material impact on the Group’s financial position, results of operations and cash flows.
ASC Topic 815 – Derivatives and Hedging
In November 2014, the FASB issued ASU 2014-16, “Determining Whether the Host Contract in a Hybrid Financial Instrument Issued in the Form of a Share Is More Akin to Debt or to Equity” (ASU 2014-16), an update to ASC Topic 815 – Derivatives and Hedging. The amendments in ASU 2014-16 clarify that for hybrid financial instruments issued in the form of a share, an entity (an issuer or an investor) should determine the nature of the host contract by considering all stated and implied substantive terms and features of the hybrid financial instrument, weighing each term and feature on the basis of relevant facts and circumstances. The adoption of ASU 2014-16 on January 1, 2016 did not have a material impact on the Group’s financial position, results of operations and cash flows.
ASC Topic 820 – Fair Value Measurement
In May 2015, the FASB issued ASU 2015-07, “Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)” (ASU 2015-07), an update to ASC Topic 820 – Fair Value Measurement. The amendments in ASU 2015-07 remove the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value (NAV) per share practical expedient and change the scope of certain disclosure requirements to those investments for which an entity has elected using that practical expedient. The adoption of ASU 2015-07 on January 1, 2016 resulted in modified disclosures but did not have a material impact on the Group’s financial position, results of operations and cash flows.
ASC Topic 825 – Financial Instruments – Overall
In January 2016, the FASB issued ASU 2016-01, “Recognition and Measurement of Financial Assets and Financial Liabilities” (ASU 2016-01), an update to ASC Topic 825 – Financial Instruments – Overall. The amendments in ASU 2016-01 address certain aspects of recognition, measurement, presentation and disclosure of financial instruments. The amendments primarily affect the accounting for equity investments, financial liabilities under the fair value option and the presentation and disclosure requirements for financial instruments. ASU 2016-01 is effective for annual reporting periods beginning after December 15, 2017, and for the interim and annual reporting periods thereafter. Early adoption of the full standard is not permitted, however, certain sections of ASU 2016-01 relating to fair value option-elected financial liabilities can be early adopted in isolation. These amendments to ASU 2016-01 require the changes in fair value relating to instrument-specific credit risk of fair value option elected financial liabilities to be presented separately in accumulated other comprehensive income. The Group has early adopted these sections of the update on January 1, 2016. As a result of adoption, a reclassification of a gain from retained earnings to accumulated other comprehensive income of CHF 475 million, net of tax, was recorded. The Group is currently evaluating the impact of the adoption of the remaining sections of ASU 2016-01 on the Group’s financial position, results of operations and cash flows.
ASC Topic 835 – Interest
In April 2015, the FASB issued ASU 2015-03, “Simplifying the Presentation of Debt Issuance Costs” (ASU 2015-03), an update to ASC Subtopic 835-30, “Interest – Imputation of Interest”. Under ASU 2015-03, an entity presents debt issuance costs in the balance sheet as a direct deduction from the related debt liability rather than an asset. The adoption of ASU 2015-03 on January 1, 2016 resulted in a reduction to both total assets and total liabilities of CHF 541 million, however, retrospective application was deemed immaterial and, as such, prior periods were not restated.
Standards to be adopted in future periods
ASC Topic 205 – Presentation of Financial Statements
In August 2014, the FASB issued ASU 2014-15, “Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern” (ASU 2014-15), an update to ASC Topic 205 – Presentation of Financial Statements. The amendments in ASU 2014-15 provide guidance in US GAAP about management’s responsibility to evaluate whether there are conditions and events, considered in the aggregate, that raise substantial doubt about an entity’s ability to continue as a going concern and to provide related disclosures in the notes to the financial statements. The amendments are expected to reduce diversity in the timing and content of such disclosures. ASU 2014-15 is effective for the annual reporting period ending after December 15, 2016, and for the interim and annual reporting periods thereafter. Early adoption is permitted. As these amendments relate only to disclosures, the adoption of ASU 2014-15 will have no impact on the Group’s financial position, results of operations and cash flows.
ASC Topic 326 – Financial Instruments – Credit Losses
In June 2016, the FASB issued ASU 2016-13, “Measurement of Credit Losses on Financial Instruments” (ASU 2016-13), an update to ASC Topic 326 – Financial Instruments – Credit Losses. The ASU is intended to improve financial reporting by requiring timelier recording of credit losses on financial assets measured at amortized cost basis (including, but not limited to loans), net investments in leases recognized as lessor and off-balance sheet credit exposures. The ASU requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. The Group will now incorporate forward-looking information into its credit loss estimates. The ASU requires enhanced disclosures to help investors and other financial statement users to better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of an organization’s portfolio. As the Group is an SEC filer, ASU 2016-13 is effective for annual reporting periods beginning after December 15, 2019, and for the interim and annual reporting periods thereafter. Early application will be permitted for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018, and for the interim and annual reporting periods thereafter. The Group is currently evaluating the impact of the adoption of ASU 2016-13 on the Group’s financial position, results of operations and cash flows.
ASC Topic 606 – Revenue from Contracts with Customers
In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers” (ASU 2014-09), an update to ASC Topic 606 – Revenue from Contracts with Customers. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The ASU outlines key steps that an entity should follow to achieve the core principle. ASU 2014-19, as amended by ASU 2015-14 “Deferral of the Effective Date”, ASU 2016-08 “Principal versus Agent Considerations (Reporting Revenue Gross versus Net)”, ASU 2016-10 “Identifying Performance Obligations and Licensing”, ASU 2016-11 “Rescission of SEC Guidance Because of Accounting Standards Updates 2014-09 and 2014-16 Pursuant to Staff Announcements at the March 3, 2016 EITF Meeting” and ASU 2016-12 “Narrow-Scope Improvements and Practical Expedients”, is effective for the annual reporting period beginning after December 15, 2017, and for the interim and annual reporting periods thereafter. The Group is currently evaluating the impact of the adoption of ASU 2014-09 and its amendments on the Group’s financial position, results of operations and cash flows.
ASC Topic 718 – Compensation – Stock Compensation
In March 2016, the FASB issued ASU 2016-09, “Improvements to Employee Share-Based Payment Accounting” (ASU 2016-09), an update to ASC Topic 718 – Compensation—Stock Compensation. The amendments in ASU 2016-09 provide simplification updates for several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. ASU 2016-09 is effective for annual reporting periods beginning after December 15, 2016, and for the interim and annual reporting periods thereafter. The Group is currently evaluating the impact of the adoption of ASU 2016-09 on the Group’s financial position, results of operations and cash flows.
ASC Topic 842 – Leases
In February 2016, the FASB issued ASU 2016-02, “Leases” (ASU 2016-02), creating ASC Topic 842 – Leases. ASU 2016-02 sets out the principles for the recognition, measurement, presentation and disclosure of leases for both lessees and lessors. ASU 2016-02 requires lessees to present a right-of-use asset and a corresponding lease liability on the balance sheet. Lessor accounting is substantially unchanged compared to the current accounting guidance. ASU 2016-02 is effective for annual reporting periods beginning after December 15, 2018, and for the interim and annual reporting periods thereafter. The Group is currently evaluating the impact of the adoption of ASU 2016-02 on the Group’s financial position, results of operations and cash flows.
3 Business developments
Implementation of our strategy
As announced on March 23, 2016, we have implemented additional measures and adjusted financial objectives beyond those announced on October 21, 2015 to further lower our cost base, accelerate the risk-weighted assets and leverage reduction initiatives in the restructuring of our Global Markets business and further strengthen our capital position.
The additional measures included exiting the distressed credit, European securitized products trading and long-term illiquid financing businesses and making other business reductions. The assets from these impacted businesses were transferred to the Strategic Resolution Unit in 2Q16.
As also announced, in 2Q16 the Group consolidated its foreign exchange sales and trading business from Global Markets into its trading operations within Swiss Universal Bank. The results of the sales and trading business continue to be split between Swiss Universal Bank and International Wealth Management.
A portion of the corporate loan portfolio managed by the Global Markets and Investment Banking & Capital Markets divisions was also transferred to the Strategic Resolution Unit in 2Q16. These transfers related to client lending relationship exits and exposure types that we do not consider consistent with the announced strategy.
In 2Q16, we also transferred from Global Markets to the Corporate Center a portfolio of positions containing tax risk to the Group that is managed by the Group’s corporate tax function.
As a result of the above strategic actions, prior period segment results have been reclassified to conform to the current presentation. These reclassifications had no impact on the net income/(loss) or the total shareholders’ equity of the Group.
Funding and cost allocations
In the ongoing process of implementing the Group’s strategy across our six business divisions, in 2Q16 the Group retroactively recalibrated, with effect as of the beginning of 1Q16, its methodology to allocate funding costs across the Group to incorporate net stable funding ratio (NSFR) requirements.
Corporate services and business support in finance, operations, human resources, legal, compliance, risk management and IT are provided by corporate functions, and the related costs are allocated to the segments and Corporate Center based on their requirements and other relevant measures. In the ongoing process of implementing the Group’s strategy across our six business divisions, in 2Q16, the Group recalibrated its methodology for the allocation of these corporate function costs to the operating expenses of the divisions, including a retroactive adjustment for 1Q16 in 2Q16.

4 Discontinued operations
There were no operations that were discontinued in 6M16 and 2015.
> Refer to “Note 4 – Discontinued operations” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2015 for further information.
5 Segment information
Overview
The Group is a global financial services company domiciled in Switzerland and serves its clients through three regionally focused divisions: Swiss Universal Bank, International Wealth Management and Asia Pacific. These regional businesses are supported by two other divisions specialized in investment banking capabilities: Global Markets and Investment Banking & Capital Markets. The Strategic Resolution Unit consolidates the remaining portfolios from the former non-strategic units plus additional businesses and positions that do not fit with the strategic direction. The segment information reflects the Group’s six reportable segments and the Corporate Center, which are managed and reported on a pre-tax basis.
> Refer to “Note 5 – Segment information” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2015 for further information on segment information, revenue sharing and cost allocation and funding.
Net revenues and income before taxes
in	2Q16	1Q16	2Q15	6M16	6M15
Net revenues (CHF million)
Swiss Universal Bank	1,337	1,356	1,462	2,693	2,862
International Wealth Management	1,145	1,173	1,165	2,318	2,286
Asia Pacific	911	907	1,040	1,818	2,128
Global Markets	1,630	1,245	1,926	2,875	4,077
Investment Banking & Capital Markets	543	388	568	931	967
Strategic Resolution Unit	(363)	(541)	410	(904)	725
Corporate Center	(95)	110	384	15	557
Net revenues	5,108	4,638	6,955	9,746	13,602
Income/(loss) from continuing operations before taxes (CHF million)
Swiss Universal Bank	453	432	468	885	911
International Wealth Management	245	300	272	545	550
Asia Pacific	206	264	367	470	832
Global Markets	154	(198)	391	(44)	1,118
Investment Banking & Capital Markets	135	(62)	145	73	98
Strategic Resolution Unit	(759)	(1,253)	(250)	(2,012)	(554)
Corporate Center	(235)	33	263	(202)	212
Income/(loss) from continuing operations before taxes	199	(484)	1,656	(285)	3,167
Total assets
end of	2Q16	1Q16	4Q15
Total assets (CHF million)
Swiss Universal Bank	224,866	222,653	220,359
International Wealth Management	90,156	85,766	96,085
Asia Pacific	92,194	90,218	85,929
Global Markets	239,419	237,716	234,276
Investment Banking & Capital Markets	22,064	20,772	18,712
Strategic Resolution Unit	98,058	105,286	100,823
Corporate Center	54,407	51,487	64,621
Total assets	821,164	813,898	820,805

6 Net interest income
in	2Q16	1Q16	2Q15	6M16	6M15
Net interest income (CHF million)
Loans	1,374	1,389	1,315	2,763	2,632
Investment securities	16	17	18	33	31
Trading assets	2,292	2,086	3,330	4,378	5,283
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	710	704	679	1,414	1,329
Other	365	389	561	754	1,118
Interest and dividend income	4,757	4,585	5,903	9,342	10,393
Deposits	(258)	(244)	(221)	(502)	(476)
Short-term borrowings	(22)	(16)	(28)	(38)	(62)
Trading liabilities	(1,202)	(1,024)	(1,511)	(2,226)	(2,306)
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(377)	(376)	(325)	(753)	(640)
Long-term debt	(854)	(858)	(895)	(1,712)	(1,781)
Other	(45)	(56)	(54)	(101)	(107)
Interest expense	(2,758)	(2,574)	(3,034)	(5,332)	(5,372)
Net interest income	1,999	2,011	2,869	4,010	5,021
7 Commissions and fees
in	2Q16	1Q16	2Q15	6M16	6M15
Commissions and fees (CHF million)
Lending business	452	398	426	850	726
Investment and portfolio management	779	810	864	1,589	1,697
Other securities business	14	11	21	25	43
Fiduciary business	793	821	885	1,614	1,740
Underwriting	395	222	487	617	932
Brokerage	757	833	978	1,590	1,986
Underwriting and brokerage	1,152	1,055	1,465	2,207	2,918
Other services	399	401	483	800	854
Commissions and fees	2,796	2,675	3,259	5,471	6,238
8 Trading revenues
in	2Q16	1Q16	2Q15	6M16	6M15
Trading revenues (CHF million)
Interest rate products	2,918	1,719	1,569	4,637	4,163
Foreign exchange products	(1,566)	(582)	340	(2,148)	(513)
Equity/index-related products	(844)	(1,163)	(1,126)	(2,007)	(1,285)
Credit products	(734)	(534)	(111)	(1,268)	(460)
Commodity, emission and energy products	16	(3)	28	13	18
Other products	304	292	(202)	596	(35)
Trading revenues	94	(271)	498	(177)	1,888
Represents revenues on a product basis which are not representative of business results within segments, as segment results utilize financial instruments across various product types.
> Refer to “Note 8 – Trading revenues” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2015 for further information on trading revenues and managing trading risks.

9 Other revenues
in	2Q16	1Q16	2Q15	6M16	6M15
Other revenues (CHF million)
Noncontrolling interests without SEI	1	0	14	1	(14)
Loans held-for-sale	(48)	(9)	(19)	(57)	(27)
Long-lived assets held-for-sale	(9)	33	1	24	3
Equity method investments	46	49	51	95	97
Other investments	31	(16)	93	15	21
Other	198	166	189	364	375
Other revenues	219	223	329	442	455
10 Provision for credit losses
in	2Q16	1Q16	2Q15	6M16	6M15
Provision for credit losses (CHF million)
Provision for loan losses	(13)	126	36	113	67
Provision for lending-related and other exposures	(15)	24	15	9	14
Provision for credit losses	(28)	150	51	122	81
11 Compensation and benefits
in	2Q16	1Q16	2Q15	6M16	6M15
Compensation and benefits (CHF million)
Salaries and variable compensation	2,367	2,166	2,474	4,533	5,091
Social security	211	147	274	358	465
Other [1]	156	169	166	325	334
Compensation and benefits	2,734	2,482	2,914	5,216	5,890
1 Includes pension and other post-retirement expense of CHF 80 million, CHF 79 million, CHF 82 million, CHF 159 million and CHF 172 million in 2Q16, 1Q16, 2Q15, 6M16 and 6M15, respectively.
12 General and administrative expenses
in	2Q16	1Q16	2Q15	6M16	6M15
General and administrative expenses (CHF million)
Occupancy expenses	242	248	250	490	493
IT, machinery, etc.	278	297	296	575	612
Provisions and losses	91	78	131	169	204
Travel and entertainment	81	90	95	171	184
Professional services	739	804	744	1,543	1,376
Amortization and impairment of other intangible assets	2	2	5	4	11
Other	327	329	407	656	786
General and administrative expenses	1,760	1,848	1,928	3,608	3,666

13 Restructuring expenses
In connection with the strategic review of the Group, restructuring expenses of CHF 91 million and CHF 255 million and CHF 346 million were recognized in 2Q16, 1Q16 and 6M16, respectively. Restructuring expenses primarily include termination costs, expenses in connection with the acceleration of certain deferred compensation awards and real estate contract termination costs.
Restructuring expenses by segment
in	2Q16	1Q16	6M16
Restructuring expenses by segment (CHF million)
Swiss Universal Bank	4	40	44
International Wealth Management	15	8	23
Asia Pacific	10	1	11
Global Markets	50	100	150
Investment Banking & Capital Markets	(8)	27	19
Strategic Resolution Unit	20	79	99
Total restructuring expenses	91	255	346
Restructuring expenses by type
in	2Q16	1Q16	6M16
Restructuring expenses by type (CHF million)
Compensation and benefits-related expenses	50	182	232
of which severance expenses	61	56	117
of which accelerated deferred compensation	(21)	104	83
of which pension expenses	10	22	32
General and administrative-related expenses	41	73	114
Total restructuring expenses	91	255	346
Restructuring provision
	2Q16			1Q16
	Compen- sation and benefits	General and administrative expenses	Total	Compen- sation and benefits	General and administrative expenses	Total
Restructuring provision (CHF million)
Balance at beginning of period	193	87	280	187	12	199
Net additional charges [1]	61	41	102	56	73	129
Utilization	(65)	(18)	(83)	(50)	2	(48)
Balance at end of period	189	110	299	193	87	280
	6M16
	Compen- sation and benefits	General and administrative- related expenses	Total
Restructuring provision (CHF million)
Balance at beginning of period	187	12	199
Net additional charges	117	114	231	[1]
Utilization	(115)	(16)	(131)
Balance at end of period	189	110	299
1
The following items for which expense accretion was accelerated in 2Q16, 1Q16 and 6M16 due to the restructuring of the Group are not included in the restructuring provision: unsettled share-based compensation of CHF (27) million, CHF 33 million, CHF 6 million, respectively, and unsettled pension obligations of CHF 4 million, CHF 23 million and CHF 27 million, respectively, which remain classified as a component of total shareholders’ equity; and unsettled cash-based deferred compensation of CHF 12 million, CHF 70 million and CHF 82 million, respectively, which remain classified as compensation liabilities. The settlement date for the unsettled share-based compensation remains unchanged at three years.

14 Earnings per share
in	2Q16	1Q16		2Q15	6M16		6M15
Basic net income/(loss) attributable to shareholders (CHF million)
Net income/(loss) attributable to shareholders for basic earnings per share	170	(302)		1,051	(132)		2,105
Available for common shares	167	(302)		1,029	(135)		2,060
Available for unvested share-based payment awards	3	0		22	3		45
Diluted net income/(loss) attributable to shareholders (CHF million)
Net income/(loss) attributable to shareholders for diluted earnings per share	170	(302)		1,051	(132)		2,105
Available for common shares	167	(302)		1,029	(135)		2,061
Available for unvested share-based payment awards	3	0		22	3		44
Weighted-average shares outstanding (million)
Weighted-average shares outstanding for basic earnings per share available for common shares	2,018.4	1,980.7		1,689.7	1,999.6		1,680.0
Dilutive share options and warrants	3.7	0.0		0.9	0.0		0.9
Dilutive share awards	43.0	0.0		44.6	0.0		37.7
Weighted-average shares outstanding for diluted earnings per share available for common shares [1]	2,065.1	1,980.7	[2]	1,735.2	1,999.6	[2]	1,718.6
Weighted-average shares outstanding for basic/diluted earnings per share available for unvested share-based payment awards	1.2	10.3		21.8	5.8		31.6
Earnings/(loss) per share available for common shares (CHF)
Basic earnings/(loss) per share available for common shares	0.08	(0.15)		0.61	(0.07)		1.23
Diluted earnings/(loss) per share available for common shares	0.08	(0.15)		0.59	(0.07)		1.20
Prior periods have been adjusted to reflect the increase in the number of shares outstanding as a result of the discount element in the 2015 rights issue, as required under US GAAP.
1
Weighted-average potential common shares relating to instruments that were not dilutive for the respective periods (and therefore not included in the diluted earnings per share calculation above) but could potentially dilute earnings per share in the future were 12.0 million, 7.5 million, 7.2 million, 9.8 million and 8.2 million for 2Q16, 1Q16, 2Q15, 6M16 and 6M15, respectively.

2
Due to the net losses in 1Q16 and 6M16, 2.3 million and 3.0 million, respectively, of weighted-average share options and warrants outstanding and 53.7 million and 48.4 million, respectively, of weighted-average share awards outstanding were excluded from the diluted earnings per share calculation, as the effect would be antidilutive.

15 Trading assets and liabilities
end of	2Q16	1Q16	4Q15
Trading assets (CHF million)
Debt securities	66,658	72,864	80,542
Equity securities	69,814	73,763	70,961
Derivative instruments [1]	29,488	29,792	28,365
Other	11,659	11,131	10,869
Trading assets	177,619	187,550	190,737
Trading liabilities (CHF million)
Short positions	24,634	28,962	25,485
Derivative instruments [1]	27,048	24,620	23,486
Trading liabilities	51,682	53,582	48,971
1 Amounts shown after counterparty and cash collateral netting.
Cash collateral on derivative instruments
end of	2Q16	1Q16	4Q15
Cash collateral – netted (CHF million) [1]
Cash collateral paid	39,600	34,413	31,887
Cash collateral received	28,971	26,246	21,942
Cash collateral – not netted (CHF million) [2]
Cash collateral paid	10,055	8,121	7,921
Cash collateral received	12,773	12,625	13,989
1 Recorded as cash collateral netting on derivative instruments in Note 22 – Offsetting of financial assets and financial liabilities.
2 Recorded as cash collateral on derivative instruments in Note 19 – Other assets and other liabilities.

16 Investment securities
end of	2Q16	1Q16	4Q15
Investment securities (CHF million)
Securities available-for-sale	2,611	3,143	3,090
Total investment securities	2,611	3,143	3,090
Investment securities by type
end of	2Q16				4Q15
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Investment securities by type (CHF million)
Debt securities issued by Swiss federal, cantonal or local governmental entities	252	25	0	277	273	21	0	294
Debt securities issued by foreign governments	1,379	41	0	1,420	1,382	34	0	1,416
Corporate debt securities	283	0	0	283	285	0	0	285
Residential mortgage-backed securities	515	0	0	515	750	0	0	750
Commercial mortgage-backed securities	29	0	0	29	259	0	0	259
Debt securities available-for-sale	2,458	66	0	2,524	2,949	55	0	3,004
Banks, trust and insurance companies	66	21	0	87	65	20	0	85
Industry and all other	0	0	0	0	1	0	0	1
Equity securities available-for-sale	66	21	0	87	66	20	0	86
Securities available-for-sale	2,524	87	0	2,611	3,015	75	0	3,090
There were no unrealized losses on investment securities as of the end of 2Q16 and 4Q15. No significant impairment charges were recorded as the Group does not intend to sell the investments, nor is it more likely than not that the Group will be required to sell the investments before the recovery of their amortized cost bases, which may be maturity.
Proceeds from sales, realized gains and realized losses from available-for-sale securities
in	6M16		6M15
	Debt securities	Equity securities	Debt securities	Equity securities
Additional information (CHF million)
Proceeds from sales	8	1	0	14
Realized gains	0	0	0	1
Amortized cost, fair value and average yield of debt securities
	Debt securities available-for-sale
end of	Amortized cost	Fair value	Average yield (in %)
2Q16 (CHF million)
Due within 1 year	385	385	0.69
Due from 1 to 5 years	1,375	1,420	0.87
Due from 5 to 10 years	145	164	1.11
Due after 10 years	553	555	5.39
Total debt securities	2,458	2,524	1.87
17 Loans, allowance for loan losses and credit quality
> Refer to “Note 19 – Loans, allowance for loan losses and credit quality” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2015 for further information on loans, allowance for loan losses, credit quality, value of collateral and impaired loans.

Loans
end of	2Q16	1Q16	4Q15
Loans (CHF million)
Mortgages	104,394	103,595	103,164
Loans collateralized by securities	36,385	35,068	37,946
Consumer finance	3,757	3,575	3,766
Consumer	144,536	142,238	144,876
Real estate	26,218	26,793	26,451
Commercial and industrial loans	81,240	77,627	77,767
Financial institutions	18,924	20,672	21,334
Governments and public institutions	3,928	4,040	3,578
Corporate & institutional	130,310	129,132	129,130
Gross loans	274,846	271,370	274,006
of which held at amortized cost	254,015	249,849	253,186
of which held at fair value	20,831	21,521	20,820
Net (unearned income)/deferred expenses	(148)	(160)	(145)
Allowance for loan losses	(863)	(962)	(866)
Net loans	273,835	270,248	272,995
Gross loans by location (CHF million)
Switzerland	158,323	157,319	155,771
Foreign	116,523	114,051	118,235
Gross loans	274,846	271,370	274,006
Impaired loan portfolio (CHF million)
Non-performing loans	1,426	1,046	983
Non-interest-earning loans	204	233	272
Non-performing and non-interest-earning loans	1,630	1,279	1,255
Restructured loans	257	288	282
Potential problem loans	417	645	436
Other impaired loans	674	933	718
Gross impaired loans	2,304	2,212	1,973
Allowance for loan losses by loan portfolio
	2Q16			1Q16			2Q15
	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total
Allowance for loan losses (CHF million)
Balance at beginning of period	197	765	962	216	650	866	245	522	767
Net movements recognized in statements of operations	7	(20)	(13)	0	126	126	16	20	36
Gross write-offs	(22)	(86)	(108)	(20)	(19)	(39)	(57)	(25)	(82)
Recoveries	2	9	11	3	20	23	4	2	6
Net write-offs	(20)	(77)	(97)	(17)	1	(16)	(53)	(23)	(76)
Provisions for interest	2	2	4	3	(1)	2	1	2	3
Foreign currency translation impact and other adjustments, net	1	6	7	(5)	(11)	(16)	(2)	(6)	(8)
Balance at end of period	187	676	863	197	765	962	207	515	722
of which individually evaluated for impairment	141	482	623	154	570	724	162	348	510
of which collectively evaluated for impairment	46	194	240	43	195	238	45	167	212
Gross loans held at amortized cost (CHF million)
Balance at end of period	144,514	109,501	254,015	142,217	107,632	249,849	143,711	107,531	251,242
of which individually evaluated for impairment [1]	650	1,654	2,304	658	1,554	2,212	650	920	1,570
of which collectively evaluated for impairment	143,864	107,847	251,711	141,559	106,078	247,637	143,061	106,611	249,672
1 Represents gross impaired loans both with and without a specific allowance.

Allowance for loan losses by loan portfolio (continued)
	6M16			6M15
	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total
Allowance for loan losses (CHF million)
Balance at beginning of period	216	650	866	251	507	758
Net movements recognized in statements of operations	7	106	113	31	36	67
Gross write-offs	(42)	(105)	(147)	(78)	(29)	(107)
Recoveries	5	29	34	6	9	15
Net write-offs	(37)	(76)	(113)	(72)	(20)	(92)
Provisions for interest	5	1	6	2	10	12
Foreign currency translation impact and other adjustments, net	(4)	(5)	(9)	(5)	(18)	(23)
Balance at end of period	187	676	863	207	515	722
1 Represents gross impaired loans both with and without a specific allowance.
Purchases, reclassifications and sales
in	2Q16			1Q16			2Q15
	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total
Loans held at amortized cost (CHF million)
Purchases [1]	0	720	720	0	695	695	115	1,357	1,472
Reclassifications from loans held-for-sale [2]	0	47	47	0	78	78	0	35	35
Reclassifications to loans held-for-sale [3]	509	253	762	1,123	411	1,534	0	167	167
Sales [3]	0	30	30	0	0	0	0	134	134
in	6M16			6M15
	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total
Loans held at amortized cost (CHF million)
Purchases [1]	0	1,415	1,415	231	2,348	2,579
Reclassifications from loans held-for-sale [2]	0	125	125	0	158	158
Reclassifications to loans held-for-sale [3]	1,632	664	2,296	0	373	373
Sales [3]	0	30	30	0	214	214
1 Includes drawdowns under purchased loan commitments.
2 Includes loans previously reclassified to held-for-sale that were not sold and were reclassified back to loans held-to-maturity.
3 All loans held at amortized cost which are sold are reclassified to loans held-for-sale on or prior to the date of the sale.

Gross loans held at amortized cost by internal counterparty rating
	Investment grade	Non-investment grade
end of	AAA to BBB	BB to C	D	Total
2Q16 (CHF million)
Mortgages	91,986	12,171	237	104,394
Loans collateralized by securities	33,397	2,870	118	36,385
Consumer finance	1,317	2,203	215	3,735
Consumer	126,700	17,244	570	144,514
Real estate	19,683	5,802	88	25,573
Commercial and industrial loans	35,421	32,756	1,138	69,315
Financial institutions	10,974	2,486	136	13,596
Governments and public institutions	947	55	15	1,017
Corporate & institutional	67,025	41,099	1,377	109,501
Gross loans held at amortized cost	193,725	58,343	1,947	254,015
Value of collateral [1]	177,989	49,214	1,044	228,247
4Q15 (CHF million)
Mortgages	89,966	12,950	248	103,164
Loans collateralized by securities	36,129	1,679	138	37,946
Consumer finance	1,247	2,272	226	3,745
Consumer	127,342	16,901	612	144,855
Real estate	19,454	6,126	98	25,678
Commercial and industrial loans	32,995	32,365	859	66,219
Financial institutions	12,391	2,965	149	15,505
Governments and public institutions	824	105	0	929
Corporate & institutional	65,664	41,561	1,106	108,331
Gross loans held at amortized cost	193,006	58,462	1,718	253,186
Value of collateral [1]	178,649	48,422	1,063	228,134
1
Includes the value of collateral up to the amount of the outstanding related loans. For mortgages, the value of collateral is determined at the time of granting the loan and thereafter regularly reviewed according to the Group's risk management policies and directives, with maximum review periods determined by property type, market liquidity, market transparency and appraisal cost.

Gross loans held at amortized cost – aging analysis
	Current	Past due
end of		Up to 30 days	31–60 days	61–90 days	More than 90 days	Total	Total
2Q16 (CHF million)
Mortgages	103,969	160	23	9	233	425	104,394
Loans collateralized by securities	36,058	166	28	7	126	327	36,385
Consumer finance	3,168	302	39	37	189	567	3,735
Consumer	143,195	628	90	53	548	1,319	144,514
Real estate	25,424	76	6	0	67	149	25,573
Commercial and industrial loans	67,508	742	89	225	751	1,807	69,315
Financial institutions	13,331	126	13	0	126	265	13,596
Governments and public institutions	1,011	6	0	0	0	6	1,017
Corporate & institutional	107,274	950	108	225	944	2,227	109,501
Gross loans held at amortized cost	250,469	1,578	198	278	1,492	3,546	254,015
4Q15 (CHF million)
Mortgages	102,895	80	17	10	162	269	103,164
Loans collateralized by securities	37,589	214	7	1	135	357	37,946
Consumer finance	3,321	176	36	33	179	424	3,745
Consumer	143,805	470	60	44	476	1,050	144,855
Real estate	25,595	24	3	1	55	83	25,678
Commercial and industrial loans	65,129	507	109	69	405	1,090	66,219
Financial institutions	15,259	90	45	2	109	246	15,505
Governments and public institutions	928	1	0	0	0	1	929
Corporate & institutional	106,911	622	157	72	569	1,420	108,331
Gross loans held at amortized cost	250,716	1,092	217	116	1,045	2,470	253,186
Gross impaired loans by category
	Non-performing and non-interest-earning loans			Other impaired loans
end of	Non- performing	Non- interest- earning	Total	Re- structured	Potential problem	Total	Total
2Q16 (CHF million)
Mortgages	236	9	245	13	48	61	306	[1]
Loans collateralized by securities	122	5	127	0	0	0	127
Consumer finance	189	27	216	0	1	1	217
Consumer	547	41	588	13	49	62	650
Real estate	77	4	81	0	23	23	104
Commercial and industrial loans	719	109	828	244	302	546	1,374
Financial institutions	83	50	133	0	28	28	161
Governments and public institutions	0	0	0	0	15	15	15
Corporate & institutional	879	163	1,042	244	368	612	1,654
Gross impaired loans	1,426	204	1,630	257	417	674	2,304
4Q15 (CHF million)
Mortgages	197	17	214	18	49	67	281	[1]
Loans collateralized by securities	108	27	135	0	3	3	138
Consumer finance	204	23	227	0	1	1	228
Consumer	509	67	576	18	53	71	647
Real estate	53	19	72	0	29	29	101
Commercial and industrial loans	333	136	469	263	319	582	1,051
Financial institutions	88	50	138	1	35	36	174
Corporate & institutional	474	205	679	264	383	647	1,326
Gross impaired loans	983	272	1,255	282	436	718	1,973
1
As of the end of 2Q16 and 4Q15, CHF 72 million and CHF 68 million, respectively, were related to consumer mortgages secured by residential real estate for which formal foreclosure proceedings according to local requirements of the applicable jurisdiction were in process.

Gross impaired loan detail
end of	2Q16			4Q15
	Recorded investment	Unpaid principal balance	Associated specific allowance	Recorded investment	Unpaid principal balance	Associated specific allowance
Gross impaired loan detail (CHF million)
Mortgages	198	185	22	209	196	26
Loans collateralized by securities	124	116	8	117	112	15
Consumer finance	210	189	111	221	201	129
Consumer	532	490	141	547	509	170
Real estate	80	75	10	76	72	10
Commercial and industrial loans	978	958	406	815	796	387
Financial institutions	161	154	66	172	166	83
Corporate & institutional	1,219	1,187	482	1,063	1,034	480
Gross impaired loans with a specific allowance	1,751	1,677	623	1,610	1,543	650
Mortgages	108	108	–	72	71	–
Loans collateralized by securities	3	3	–	21	22	–
Consumer finance	7	7	–	7	7	–
Consumer	118	118	–	100	100	–
Real estate	24	24	–	25	25	–
Commercial and industrial loans	396	396	–	236	236	–
Financial institutions	0	0	–	2	2	–
Governments and public institutions	15	15	–	0	0	–
Corporate & institutional	435	435	–	263	263	–
Gross impaired loans without specific allowance	553	553	–	363	363	–
Gross impaired loans	2,304	2,230	623	1,973	1,906	650
of which consumer	650	608	141	647	609	170
of which corporate & institutional	1,654	1,622	482	1,326	1,297	480

Gross impaired loan detail (continued)
in	2Q16			1Q16			2Q15
	Average recorded investment	Interest income recognized	Interest income recognized (cash basis)	Average recorded investment	Interest income recognized	Interest income recognized (cash basis)	Average recorded investment	Interest income recognized	Interest income recognized (cash basis)
Gross impaired loan detail (CHF million)
Mortgages	185	1	1	197	0	0	177	1	1
Loans collateralized by securities	121	0	0	113	0	0	39	0	0
Consumer finance	203	0	0	216	0	0	225	1	1
Consumer	509	1	1	526	0	0	441	2	2
Real estate	66	0	0	76	0	0	65	0	0
Commercial and industrial loans	1,034	2	0	902	3	1	597	2	1
Financial institutions	164	1	0	168	0	0	147	0	0
Governments and public institutions	5	0	0	0	0	0	0	0	0
Corporate & institutional	1,269	3	0	1,146	3	1	809	2	1
Gross impaired loans with a specific allowance	1,778	4	1	1,672	3	1	1,250	4	3
Mortgages	102	1	0	76	1	0	64	1	0
Loans collateralized by securities	18	0	0	25	0	0	42	1	0
Consumer finance	23	0	0	7	0	0	7	0	0
Consumer	143	1	0	108	1	0	113	2	0
Real estate	47	0	0	29	0	0	13	0	0
Commercial and industrial loans	307	1	0	219	2	0	35	0	0
Financial institutions	0	0	0	3	0	0	1	0	0
Governments and public institutions	8	0	0	0	0	0	0	0	0
Corporate & institutional	362	1	0	251	2	0	49	0	0
Gross impaired loans without specific allowance	505	2	0	359	3	0	162	2	0
Gross impaired loans	2,283	6	1	2,031	6	1	1,412	6	3
of which consumer	652	2	1	634	1	0	554	4	2
of which corporate & institutional	1,631	4	0	1,397	5	1	858	2	1

Gross impaired loan detail (continued)
in	6M16			6M15
	Average recorded investment	Interest income recognized	Interest income recognized (cash basis)	Average recorded investment	Interest income recognized	Interest income recognized (cash basis)
Gross impaired loan detail (CHF million)
Mortgages	191	1	1	179	1	1
Loans collateralized by securities	118	0	0	49	0	0
Consumer finance	210	0	0	226	1	1
Consumer	519	1	1	454	2	2
Real estate	71	0	0	65	0	0
Commercial and industrial loans	976	5	1	573	3	2
Financial institutions	167	1	0	141	1	1
Governments and public institutions	2	0	0	0	0	0
Corporate & institutional	1,216	6	1	779	4	3
Gross impaired loans with a specific allowance	1,735	7	2	1,233	6	5
Mortgages	88	2	0	57	1	0
Loans collateralized by securities	22	0	0	32	1	0
Consumer finance	15	0	0	7	0	0
Consumer	125	2	0	96	2	0
Real estate	37	0	0	10	0	0
Commercial and industrial loans	267	3	0	24	0	0
Financial institutions	2	0	0	1	0	0
Governments and public institutions	4	0	0	0	0	0
Corporate & institutional	310	3	0	35	0	0
Gross impaired loans without specific allowance	435	5	0	131	2	0
Gross impaired loans	2,170	12	2	1,364	8	5
of which consumer	644	3	1	550	4	2
of which corporate & institutional	1,526	9	1	814	4	3
Restructured loans held at amortized cost
in	2Q16			1Q16			2Q15
	Number of contracts	Recorded investment – pre- modification	Recorded investment – post- modification	Number of contracts	Recorded investment – pre- modification	Recorded investment – post- modification	Number of contracts	Recorded investment – pre- modification	Recorded investment – post- modification
Restructured loans (CHF million)
Commercial and industrial loans	3	44	44	5	15	15	2	21	21
Total	3	44	44	5	15	15	2	21	21
in	6M16			6M15
	Number of contracts	Recorded investment – pre- modification	Recorded investment – post- modification	Number of contracts	Recorded investment – pre- modification	Recorded investment – post- modification
Restructured loans (CHF million)
Commercial and industrial loans	8	59	59	4	92	99
Total	8	59	59	4	92	99
In 2Q15 and 6M15, respectively, the Group reported the default of one loan within commercial and industrial loans with a recorded investment amount of CHF 65 million, which had been restructured within the previous 12 months. In 2Q16, 1Q16 and 6M16, the Group did not experience a default on any loan that had been restructured within the previous 12 months.
In 6M16, the loan modifications of the Group included extended repayment terms, including the suspension of annual contractual credit limit reductions, cash margin requirements on new trade finance transactions, waiver of covenants, release of corporate guarantees and waiver of interest.

18 Goodwill
Goodwill
2Q16	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Strategic Resolution Unit	Credit Suisse Group
Gross amount of goodwill (CHF million)
Balance at beginning of period	603	1,523	2,258	3,172	1,011	12	8,579
Foreign currency translation impact	6	17	19	6	9	0	57
Balance at end of period	609	1,540	2,277	3,178	1,020	12	8,636
Accumulated impairment (CHF million)
Balance at beginning of period	0	0	772	2,719	388	12	3,891
Balance at end of period	0	0	772	2,719	388	12	3,891
Net book value (CHF million)
Net book value	609	1,540	1,505	459	632	0	4,745
6M16	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Strategic Resolution Unit	Credit Suisse Group
Gross amount of goodwill (CHF million)
Balance at beginning of period	610	1,573	2,294	3,183	1,027	12	8,699
Goodwill acquired during the year	5	0	0	0	0	0	5
Foreign currency translation impact	(5)	(28)	(16)	(5)	(7)	0	(61)
Other	(1)	(5)	(1)	0	0	0	(7)
Balance at end of period	609	1,540	2,277	3,178	1,020	12	8,636
Accumulated impairment (CHF million)
Balance at beginning of period	0	0	772	2,719	388	12	3,891
Balance at end of period	0	0	772	2,719	388	12	3,891
Net book value (CHF million)
Net book value	609	1,540	1,505	459	632	0	4,745
In accordance with US GAAP, the Group continually assesses whether or not there has been a triggering event requiring a review of goodwill. As of June 30, 2016, the Group’s market capitalization was below book value.
On March 23, 2016, the Group announced a number of strategy measures affecting its Global Markets and Strategic Resolution Unit segments, including business exits and other business reductions in Global Markets. During 2Q16, these strategy measures were implemented together with additional actions that also impacted the Group’s other business segments. The Group determined that these changes constituted triggering events. The Group’s reporting units were not changed as a result of this announcement and remain defined as follows: Swiss Universal Bank – Private Banking, Swiss Universal Bank – Corporate & Institutional Banking, International Wealth Management – Private Banking, International Wealth Management – Asset Management, Asia Pacific – Private Banking, Asia Pacific – Investment Banking, Global Markets, Investment Banking & Capital Markets and the Strategic Resolution Unit.
The carrying value of each reporting unit for purposes of the goodwill impairment test is determined by considering the reporting units’ risk-weighted assets usage, leverage ratio exposure, deferred tax assets, goodwill and intangible assets. Any residual equity, after considering the total of these elements, is allocated to the reporting units on a pro-rata basis.
In estimating the fair value of its reporting units, the Group applied a combination of the market approach and income approach. Under the market approach, consideration was given to price to projected earnings multiples or price to book value multiples for similarly traded companies and prices paid in recent transactions that have occurred in its industry or in related industries. Under the income approach, a discount rate was applied that reflects the risk and uncertainty related to the reporting unit’s projected cash flows, which are determined from the Group’s financial plan.
In determining the estimated fair value, the Group relied upon its updated five-year strategic business plan which included significant management assumptions and estimates based on its view of current and future economic conditions and regulatory changes.
Goodwill is tested for impairment before and immediately after a reorganization or restructuring of reporting units. As a result, the goodwill impairment test was performed as of March 31, 2016 under the old business structure and then again under the modified structure according to the announcement on March 23, 2016. The goodwill impairment analysis performed as of June 30, 2016 considered the impact from the additional actions in 2Q16 and the

Group concluded that the estimated fair value for all of its reporting units with goodwill substantially exceeded their related carrying values and that no impairment was necessary.
The Group engaged the services of an independent valuation specialist to assist in the valuation of the Global Markets reporting unit as of March 31, 2016. The valuations were also performed using a combination of the market approach and income approach.
The results of the impairment evaluation of each reporting unit’s goodwill would be significantly impacted by adverse changes in the underlying parameters used in the valuation process. If actual outcomes adversely differ by a significant margin from its best estimates of the key economic assumptions and associated cash flows applied in the valuation of the reporting unit, the Group could potentially incur material impairment charges in the future.
19 Other assets and other liabilities
end of	2Q16	1Q16	4Q15
Other assets (CHF million)
Cash collateral on derivative instruments	10,055	8,121	7,921
Cash collateral on non-derivative transactions	987	412	327
Derivative instruments used for hedging	168	294	186
Assets held-for-sale	12,972	13,187	26,061
of which loans [1]	12,782	12,981	25,839
of which real estate [2]	161	171	182
of which long-lived assets	29	35	40
Assets held for separate accounts	625	907	1,307
Interest and fees receivable	5,370	5,196	5,658
Deferred tax assets	6,319	6,341	6,179
Prepaid expenses	528	520	448
Failed purchases	2,923	2,885	2,770
Other	6,336	6,764	7,160
Other assets	46,283	44,627	58,017
Other liabilities (CHF million)
Cash collateral on derivative instruments	12,773	12,625	13,989
Cash collateral on non-derivative transactions	360	420	518
Derivative instruments used for hedging	303	235	110
Deposits held-for-sale	2,420	2,690	0
Provisions	1,532	1,644	1,851
of which off-balance sheet risk	95	108	88
Restructuring liabilities	299	280	199
Liabilities held for separate accounts	625	907	1,307
Interest and fees payable	6,225	5,231	6,011
Current tax liabilities	757	841	608
Deferred tax liabilities	48	50	54
Failed sales	1,102	1,378	1,551
Other	13,081	14,014	16,033
Other liabilities	39,525	40,315	42,231
1
Included as of the end of 2Q16, 1Q16 and 4Q15 were CHF 802 million, CHF 968 million and CHF 1,135 million, respectively, in restricted loans, which represented collateral on secured borrowings, and CHF 72 million, CHF 73 million and CHF 60 million, respectively, in loans held in trusts, which were consolidated as a result of failed sales under US GAAP.

2
As of the end of 2Q16, 1Q16 and 4Q15, real estate held-for-sale included foreclosed or repossessed real estate of CHF 21 million, CHF 35 million and CHF 31 million, respectively, of which CHF 13 million, CHF 6 million and CHF 3 million, respectively were related to residential real estate.

20 Long-term debt
Long-term debt
end of	2Q16	1Q16	4Q15
Long-term debt (CHF million)
Senior	174,394	157,849	157,986
Subordinated	24,052	23,494	24,796
Non-recourse liabilities from consolidated VIEs	1,780	2,147	14,826
Long-term debt	200,226	183,490	197,608
of which reported at fair value	73,922	69,104	80,931
of which structured notes	60,446	55,006	54,848
Structured notes by product
end of	2Q16	1Q16	4Q15
Structured notes (CHF million)
Equity	35,490	33,421	35,594
Fixed income	16,398	13,805	11,534
Credit	5,618	5,505	5,261
Other	2,940	2,275	2,459
Total structured notes	60,446	55,006	54,848

21 Accumulated other comprehensive income and additional share information
Accumulated other comprehensive income/(loss)
	Gains/ (losses) on cash flow hedges	Cumulative translation adjustments	Unrealized gains/ (losses) on securities	Actuarial gains/ (losses)	Net prior service credit/ (cost)	Gains/ (losses) on liabilities relating to credit risk	Accumu- lated other compre- hensive income/ (loss)
2Q16 (CHF million)
Balance at beginning of period	31	(13,452)	65	(4,567)	579	1,741	(15,603)
Increase/(decrease)	26	322	2	0	0	(69)	281
Increase/(decrease) due to equity method investments	(3)	0	0	0	0	0	(3)
Reclassification adjustments, included in net income/(loss)	(3)	9	0	82	(25)	0	63
Total increase/(decrease)	20	331	2	82	(25)	(69)	341
Balance at end of period	51	(13,121)	67	(4,485)	554	1,672	(15,262)
1Q16 (CHF million)
Balance at beginning of period	(15)	(12,615)	60	(4,672)	607	–	(16,635)
Increase/(decrease)	47	(886)	5	22	0	1,266	454
Increase/(decrease) due to equity method investments	(3)	0	0	0	0	0	(3)
Reclassification adjustments, included in net income/(loss)	2	49	0	83	(28)	0	106
Cumulative effect of accounting changes, net of tax	0	0	0	0	0	475	475
Total increase/(decrease)	46	(837)	5	105	(28)	1,741	1,032
Balance at end of period	31	(13,452)	65	(4,567)	579	1,741	(15,603)
2Q15 (CHF million)
Balance at beginning of period	(23)	(12,947)	74	(3,921)	431	–	(16,386)
Increase/(decrease)	25	(1,027)	(11)	6	0	–	(1,007)
Increase/(decrease) due to equity method investments	(1)	0	0	0	0	–	(1)
Reclassification adjustments, included in net income/(loss)	7	4	(1)	86	(22)	–	74
Total increase/(decrease)	31	(1,023)	(12)	92	(22)	–	(934)
Balance at end of period	8	(13,970)	62	(3,829)	409	–	(17,320)
6M16 (CHF million)
Balance at beginning of period	(15)	(12,615)	60	(4,672)	607	–	(16,635)
Increase/(decrease)	73	(564)	7	22	0	1,197	735
Increase/(decrease) due to equity method investments	(6)	0	0	0	0	0	(6)
Reclassification adjustments, included in net income/(loss)	(1)	58	0	165	(53)	0	169
Cumulative effect of accounting changes, net of tax	0	0	0	0	0	475	475
Total increase/(decrease)	66	(506)	7	187	(53)	1,672	1,373
Balance at end of period	51	(13,121)	67	(4,485)	554	1,672	(15,262)
6M15 (CHF million)
Balance at beginning of period	(31)	(11,478)	64	(4,010)	452	–	(15,003)
Increase/(decrease)	43	(2,498)	(1)	7	0	–	(2,449)
Increase/(decrease) due to equity method investments	(17)	0	0	0	0	–	(17)
Reclassification adjustments, included in net income/(loss)	13	6	(1)	174	(43)	–	149
Total increase/(decrease)	39	(2,492)	(2)	181	(43)	–	(2,317)
Balance at end of period	8	(13,970)	62	(3,829)	409	–	(17,320)

Details on significant reclassification adjustments
in	2Q16	1Q16	2Q15	6M16	6M15
Reclassification adjustments, included in net income/(loss) (CHF million)
Cumulative translation adjustments
Reclassification adjustments [1]	9	49	4	58	6
Actuarial gains/(losses)
Amortization of recognized actuarial losses [2]	105	107	110	212	222
Tax expense/(benefit)	(23)	(24)	(24)	(47)	(48)
Net of tax	82	83	86	165	174
Net prior service credit/(cost)
Amortization of recognized prior service credit/(cost) [2]	(32)	(36)	(29)	(68)	(57)
Tax expense	7	8	7	15	14
Net of tax	(25)	(28)	(22)	(53)	(43)
1
Includes net releases of CHF 3 million and CHF 52 million on the sale of Credit Suisse (Gibraltar) Limited in 2Q16 and 1Q16, respectively. These were reclassified from cumulative translation adjustments and included in net income in other revenues.

2 These components are included in the computation of total benefit costs. Refer to "Note 25 – Pension and other post-retirement benefits" for further information.
Additional share information
	2Q16		1Q16		2Q15		6M16		6M15
Common shares issued
Balance at beginning of period	1,957,379,244		1,957,379,244		1,607,168,947		1,957,379,244		1,607,168,947
Issuance of common shares	132,518,134		0		31,226,399		132,518,134		31,226,399
of which share-based compensation	30,000,000		0		0		30,000,000		0
Balance at end of period	2,089,897,378		1,957,379,244		1,638,395,346		2,089,897,378		1,638,395,346
Treasury shares
Balance at beginning of period	(10,939,863)		(5,910,224)		(43,695,094)		(5,910,224)		(7,666,658)
Sale of treasury shares	474,842,916		190,347,314		220,985,925		665,190,230		301,511,352
Repurchase of treasury shares	(482,072,771)		(196,089,371)		(224,833,683)		(678,162,142)		(342,146,721)
Share-based compensation	9,636,105		712,418		41,575,944		10,348,523		42,335,119
Balance at end of period	(8,533,613)		(10,939,863)		(5,966,908)		(8,533,613)		(5,966,908)
Common shares outstanding
Balance at end of period	2,081,363,765	[1]	1,946,439,381	[2]	1,632,428,438	[3]	2,081,363,765	[1]	1,632,428,438	[3]
1
At par value CHF 0.04 each, fully paid. In addition to the treasury shares, a maximum of 653,000,000 unissued shares (conditional, conversion and authorized capital) were available for issuance without further approval of the shareholders. 518,996,021 of these shares were reserved for capital instruments.

2
At par value CHF 0.04 each, fully paid. In addition to the treasury shares, a maximum of 680,000,000 unissued shares (conditional, conversion and authorized capital) were available for issuance without further approval of the shareholders. 515,145,579 of these shares were reserved for capital instruments.

3
At par value CHF 0.04 each, fully paid. In addition to the treasury shares, a maximum of 680,000,000 unissued shares (conditional, conversion and authorized capital) were available for issuance without further approval of the shareholders. 498,874,240 of these shares were reserved for capital instruments.

22 Offsetting of financial assets and financial liabilities
The disclosures set out in the tables below include derivatives, reverse repurchase and repurchase agreements, and securities lending and borrowing transactions that:
– are offset in the Group’s consolidated balance sheets; or
– are subject to an enforceable master netting agreement or similar agreement (enforceable master netting agreements), irrespective of whether they are offset in the Group’s consolidated balance sheets.
Similar agreements include derivative clearing agreements, global master repurchase agreements and global master securities lending agreements.
Derivatives
The Group transacts bilateral OTC derivatives mainly under the International Swaps and Derivatives Association (ISDA) Master Agreements and Swiss Master Agreements for OTC derivative instruments. These agreements provide for the net settlement of all transactions under the agreement through a single payment in the event of default or termination under the agreement. They allow the Group to offset balances from derivative assets and liabilities as well as the receivables and payables to related cash collateral transacted with the same counterparty. Collateral for OTC derivatives is received and provided in the form of cash and marketable securities. Such collateral may be subject to the standard industry terms of an ISDA Credit Support Annex. The terms of an ISDA Credit Support Annex provide that securities received or provided as collateral may be pledged or sold during the term of the transactions and must be returned upon maturity of the transaction. These terms also give each counterparty the right to terminate the related transactions upon the other counterparty’s failure to post collateral. Financial collateral received or pledged for OTC derivatives may also be subject to collateral agreements which restrict the use of financial collateral.
For derivatives transacted with exchanges (exchange-traded derivatives) and central clearing counterparties (OTC-cleared derivatives), positive and negative replacement values (NRV) and related cash collateral may be offset if the terms of the rules and regulations governing these exchanges and central clearing counterparties permit such netting and offset.
Where no such agreements exist, fair values are recorded on a gross basis.
Exchange-traded derivatives or OTC-cleared derivatives, that are fully margined and for which the daily margin payments constitute settlement of the outstanding exposure, are not included in the offsetting disclosures because they are not subject to offsetting due to the daily settlement. The daily margin payments, which are not settled until the next settlement cycle is conducted, are presented in brokerage receivables or brokerage payables. The notional amount for these daily settled derivatives is included in the fair value of derivative instruments table in “Note 26 – Derivatives and hedging activities”.
Under US GAAP, the Group elected to account for substantially all financial instruments with an embedded derivative that is not considered clearly and closely related to the host contract at fair value. There is an exception for certain bifurcatable hybrid debt instruments which the Group did not elect to account for at fair value. However, these bifurcated embedded derivatives are generally not subject to enforceable master netting agreements and are not recorded as derivative instruments under trading assets and trading liabilities or other assets and other liabilities. Information on bifurcated embedded derivatives has therefore not been included in the offsetting disclosures.

The following table presents the gross amount of derivatives subject to enforceable master netting agreements by contract and transaction type, the amount of offsetting, the amount of derivatives not subject to enforceable master netting agreements and the net amount presented in the consolidated balance sheets.
Offsetting of derivatives
end of	2Q16		4Q15
	Derivative assets	Derivative liabilities	Derivative assets	Derivative liabilities
Gross derivatives subject to enforceable master netting agreements (CHF billion)
OTC-cleared	28.1	24.0	15.7	14.5
OTC	191.8	187.5	153.0	146.5
Exchange-traded	0.1	0.2	0.0	0.0
Interest rate products	220.0	211.7	168.7	161.0
OTC-cleared	0.1	0.3	0.0	0.0
OTC	58.9	70.0	58.1	68.2
Exchange-traded	0.5	0.1	0.3	0.3
Foreign exchange products	59.5	70.4	58.4	68.5
OTC-cleared	0.1	0.3	0.0	0.0
OTC	11.6	13.8	12.0	13.3
Exchange-traded	12.2	15.2	8.9	11.2
Equity/index-related products	23.9	29.3	20.9	24.5
OTC-cleared	1.8	2.1	3.8	4.0
OTC	11.6	11.5	13.5	12.4
Credit derivatives	13.4	13.6	17.3	16.4
OTC-cleared	0.1	0.0	0.0	0.0
OTC	2.2	1.3	2.6	1.5
Exchange-traded	0.0	0.0	0.1	0.1
Other products	2.3	1.3	2.7	1.6
OTC-cleared	30.2	26.7	19.5	18.5
OTC	276.1	284.1	239.2	241.9
Exchange-traded	12.8	15.5	9.3	11.6
Total gross derivatives subject to enforceable master netting agreements	319.1	326.3	268.0	272.0
Offsetting (CHF billion)
OTC-cleared	(27.4)	(26.2)	(19.0)	(18.5)
OTC	(255.2)	(265.7)	(217.1)	(226.5)
Exchange-traded	(12.1)	(13.4)	(9.0)	(9.9)
Offsetting	(294.7)	(305.3)	(245.1)	(254.9)
of which counterparty netting	(265.7)	(265.7)	(223.0)	(223.0)
of which cash collateral netting	(29.0)	(39.6)	(22.1)	(31.9)
Net derivatives presented in the consolidated balance sheets (CHF billion)
OTC-cleared	2.8	0.5	0.5	0.0
OTC	20.9	18.4	22.1	15.4
Exchange-traded	0.7	2.1	0.3	1.7
Total net derivatives subject to enforceable master netting agreements	24.4	21.0	22.9	17.1
Total derivatives not subject to enforceable master netting agreements [1]	5.3	6.3	5.7	6.5
Total net derivatives presented in the consolidated balance sheets	29.7	27.3	28.6	23.6
of which recorded in trading assets and trading liabilities	29.5	27.0	28.4	23.5
of which recorded in other assets and other liabilities	0.2	0.3	0.2	0.1
1 Represents derivatives where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place.

Reverse repurchase and repurchase agreements and securities lending and borrowing transactions
Reverse repurchase and repurchase agreements are generally covered by global master repurchase agreements with netting terms similar to ISDA Master Agreements. In certain situations, for example in the event of default, all contracts under the agreements are terminated and are settled net in one single payment. Transactions under such agreements are netted in the consolidated balance sheets if they are with the same counterparty, have the same maturity date, settle through the same clearing institution and are subject to the same master netting agreement. The amounts offset are measured on the same basis as the underlying transaction (i.e., on an accrual basis or fair value basis).
Securities lending and borrowing transactions are generally executed under global master securities lending agreements with netting terms similar to ISDA Master Agreements. In certain situations, for example in the event of default, all contracts under the agreement are terminated and are settled net in one single payment. Transactions under these agreements are netted in the consolidated balance sheets if they meet the same right of offset criteria as for reverse repurchase and repurchase agreements. In general, most securities lending and borrowing transactions do not meet the criterion of having the same settlement date specified at inception of the transaction, and therefore they are not eligible for netting in the consolidated balance sheets. However, securities lending and borrowing transactions with explicit maturity dates may be eligible for netting in the consolidated balance sheets.
Reverse repurchase and repurchase agreements are collateralized principally by government securities, money market instruments and corporate bonds and have terms ranging from overnight to a longer or unspecified period of time. In the event of counterparty default, the reverse repurchase agreement or securities lending agreement provides the Group with the right to liquidate the collateral held. As is the case in the Group’s normal course of business, substantially all of the collateral received that may be sold or repledged was sold or repledged as of June 30, 2016 and December 31, 2015. In certain circumstances, financial collateral received may be restricted during the term of the agreement (e.g., in tri-party arrangements).
The following table presents the gross amount of securities purchased under resale agreements and securities borrowing transactions subject to enforceable master netting agreements, the amount of offsetting, the amount of securities purchased under resale agreements and securities borrowing transactions not subject to enforceable master netting agreements and the net amount presented in the consolidated balance sheets.
Offsetting of securities purchased under resale agreements and securities borrowing transactions
end of	2Q16				4Q15
	Gross	Offsetting	Net		Gross	Offsetting	Net
Securities purchased under resale agreements and securities borrowing transactions (CHF billion)
Securities purchased under resale agreements	80.7	(17.7)	63.0		92.0	(19.6)	72.4
Securities borrowing transactions	24.2	(4.6)	19.6		21.4	(3.9)	17.5
Total subject to enforceable master netting agreements	104.9	(22.3)	82.6		113.4	(23.5)	89.9
Total not subject to enforceable master netting agreements [1]	39.5	–	39.5		33.1	–	33.1
Total	144.4	(22.3)	122.1	[2]	146.5	(23.5)	123.0	[2]
1
Represents securities purchased under resale agreements and securities borrowing transactions where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place.

2 CHF 79,927 million and CHF 83,565 million of the total net amount as of the end of 2Q16 and 4Q15, respectively, are reported at fair value.
The following table presents the gross amount of securities sold under repurchase agreements and securities lending transactions subject to enforceable master netting agreements, the amount of offsetting, the amount of securities sold under repurchase agreements and securities lending transactions not subject to enforceable master netting agreements and the net amount presented in the consolidated balance sheets.

Offsetting of securities sold under repurchase agreements and securities lending transactions
end of	2Q16				4Q15
	Gross	Offsetting	Net		Gross	Offsetting	Net
Securities sold under repurchase agreements and securities lending transactions (CHF billion)
Securities sold under repurchase agreements	42.1	(19.5)	22.6		43.2	(21.4)	21.8
Securities lending transactions	8.9	(2.8)	6.1		9.8	(2.1)	7.7
Obligation to return securities received as collateral, at fair value	16.9	0.0	16.9		19.4	0.0	19.4
Total subject to enforceable master netting agreements	67.9	(22.3)	45.6		72.4	(23.5)	48.9
Total not subject to enforceable master netting agreements [1]	12.9	–	12.9		26.2	–	26.2
Total	80.8	(22.3)	58.5		98.6	(23.5)	75.1
of which securities sold under repurchase agreements and securities lending transactions	54.8	(22.3)	32.5	[2]	70.1	(23.5)	46.6	[2]
of which obligation to return securities received as collateral, at fair value	26.0	0.0	26.0		28.5	0.0	28.5
1
Represents securities sold under repurchase agreements and securities lending transactions where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place.

2 CHF 18,114 million and CHF 32,398 million of the total net amount as of the end of 2Q16 and 4Q15, respectively, are reported at fair value.
The following table presents the net amount presented in the consolidated balance sheets of financial assets and liabilities subject to enforceable master netting agreements and the gross amount of financial instruments and cash collateral not offset in the consolidated balance sheets. The table excludes derivatives, reverse repurchase and repurchase agreements and securities lending and borrowing transactions not subject to enforceable master netting agreements where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place. Net exposure reflects risk mitigation in the form of collateral.
Amounts not offset in the consolidated balance sheets
end of	2Q16						4Q15
	Net	Financial instruments	[1]	Cash collateral received/ pledged	[1]	Net exposure	Net	Financial instruments	[1]	Cash collateral received/ pledged	[1]	Net exposure
Financial assets subject to enforceable master netting agreements (CHF billion)
Derivatives	24.4	6.1		0.1		18.2	22.9	6.2		0.8		15.9
Securities purchased under resale agreements	63.0	63.0		0.0		0.0	72.4	72.4		0.0		0.0
Securities borrowing transactions	19.6	19.1		0.0		0.5	17.5	17.1		0.0		0.4
Total financial assets subject to enforceable master netting agreements	107.0	88.2		0.1		18.7	112.8	95.7		0.8		16.3
Financial liabilities subject to enforceable master netting agreements (CHF billion)
Derivatives	21.0	5.6		0.0		15.4	17.1	3.4		0.0		13.7
Securities sold under repurchase agreements	22.6	22.6		0.0		0.0	21.8	21.8		0.0		0.0
Securities lending transactions	6.1	6.0		0.0		0.1	7.7	7.4		0.0		0.3
Obligation to return securities received as collateral, at fair value	16.9	16.4		0.0		0.5	19.4	18.5		0.0		0.9
Total financial liabilities subject to enforceable master netting agreements	66.6	50.6		0.0		16.0	66.0	51.1		0.0		14.9
1
The total amount reported in financial instruments (recognized financial assets and financial liabilities and non-cash financial collateral) and cash collateral is limited to the amount of the related instruments presented in the consolidated balance sheets and therefore any over-collateralization of these positions is not included.

Net exposure is subject to further credit mitigation through the transfer of the exposure to other market counterparties by the use of credit default swaps (CDS) and credit insurance contracts. Therefore, the net exposure presented in the table above is not representative of the Group’s counterparty exposure.

23 Tax
The income tax expense of CHF 21 million recorded in 2Q16 mainly reflected the impact of the geographical mix of results.
The quarterly income tax expense includes the impact of the continuous reassessment of the estimated annual effective tax rate as well as the impact of items that need to be recorded in the specific interim period in which they occur.
Net deferred tax assets related to net operating losses, net deferred tax assets on temporary differences and net deferred tax liabilities are presented in the following manner. Nettable gross deferred tax liabilities are allocated on a pro-rata basis to gross deferred tax assets on net operating losses and gross deferred tax assets on temporary differences. This approach is aligned with the underlying treatment of netting gross deferred tax assets and liabilities under the Basel III framework. Valuation allowances have been allocated against such deferred tax assets on net operating losses first with any remainder allocated to such deferred tax assets on temporary differences. This presentation is considered the most appropriate disclosure given the underlying nature of the gross deferred tax balances.
As of June 30, 2016, the Group had accumulated undistributed earnings from foreign subsidiaries of CHF 4.7 billion which are considered indefinitely reinvested. The Group would need to accrue and pay taxes on these undistributed earnings if such earnings were repatriated. No deferred tax liability was recorded in respect of those amounts as these earnings are considered indefinitely reinvested. It is not practicable to estimate the amount of unrecognized deferred tax liabilities for these undistributed foreign earnings.
The Group is currently subject to ongoing tax audits, inquiries and litigation with the tax authorities in a number of jurisdictions, including Brazil, the Netherlands, the US, the UK and Switzerland. Although the timing of completion is uncertain, it is reasonably possible that some of these will be resolved within 12 months of the reporting date. It is reasonably possible that there will be a decrease between zero and CHF 7 million in unrecognized tax benefits within 12 months of the reporting date.
The Group remains open to examination from federal, state, provincial or similar local jurisdictions from the following years onward in these major countries: Japan – 2012; Switzerland – 2011; Brazil – 2010; the US – 2010; the UK – 2009; and the Netherlands – 2005.
Effective tax rate
in	2Q16	1Q16	2Q15	6M16	6M15
Effective tax rate (%)	10.6	37.0	35.6	55.4	33.7
Tax expense reconciliation
in	2Q16
CHF million
Income tax expense computed at the Swiss statutory tax rate of 22%	44
Increase/(decrease) in income taxes resulting from
Foreign tax rate differential	63
Other non-deductible expenses	(109)
Changes in deferred tax valuation allowance	(46)
Lower taxed income	60
Change in recognition of outside basis difference	145
Other	(136)
Income tax expense	21
Foreign tax rate differential
2Q16 included a foreign tax expense of CHF 63 million in respect of earnings in higher tax jurisdictions, such as the US, as well as earnings in lower tax jurisdictions, such as Singapore.
Other non-deductible expenses
2Q16 included the reversal of the over-accrual of non-deductible interest expenses of CHF 81 million and non-deductible bank levy costs and other non-deductible expenses of CHF 28 million.
Changes in deferred tax valuation allowance
2Q16 included the impact of the decrease of valuation allowances of CHF 61 million mainly in respect of two of the Group’s operating entities, both in the UK, and an increase of valuation allowances of CHF 15 million mainly in respect of one of the Group’s operating entities in Switzerland, related to estimated current year earnings.
Lower taxed income
2Q16 included the partial reversal of the previously reported impacts of a beneficial earnings mix in one of the Group’s operating entities in Switzerland of CHF 22 million, CHF 16 million related to non-taxable life insurance income, CHF 12 million related to exempt income and CHF 10 million relating to non-taxable foreign exchange gains.
Change in recognition of outside basis difference
2Q16 included a CHF 145 million income tax expense related to a change in the outside basis difference relating to Swiss subsidiary investments.

Other
2Q16 included a tax benefit of CHF 95 million relating to the reassessment of deferred tax balances in one of the Group’s operating entities in Switzerland, a tax benefit of CHF 41 million from the reduction in own-credit revaluation gains, a tax benefit of CHF 15 million from prior year adjustments and a tax benefit of CHF 8 million relating to the decrease of tax contingency accruals. The remaining balance included various smaller items.
Net deferred tax assets
end of	2Q16	1Q16
Net deferred tax assets (CHF million)
Deferred tax assets	6,319	6,341
of which net operating losses	2,594	2,348
of which deductible temporary differences	3,725	3,993
Deferred tax liabilities	(48)	(50)
Net deferred tax assets	6,271	6,291
24 Employee deferred compensation
The Group’s current and previous deferred compensation plans include share awards, performance share awards, CCA, Capital Opportunity Facility awards, Plus Bond awards, Partner Asset Facilities awards, Restricted Cash Awards and other cash awards.
> Refer to “Note 29 – Employee deferred compensation” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2015 for further information.
The following tables show the compensation expense for deferred compensation awards recognized in the consolidated statements of operations, the estimated unrecognized expense for deferred compensation awards granted in 2Q16 and prior periods and the remaining requisite service period over which the unrecognized expense will be recognized. The estimated unrecognized compensation expense was based on the fair value of each award on the grant date and included the current estimated outcome of relevant performance criteria and estimated future forfeitures but no estimate for future mark-to-market adjustments.
Deferred compensation expense
in	2Q16	1Q16	2Q15	6M16	6M15
Deferred compensation expense (CHF million)
Share awards	141	195	209	336	446
Performance share awards	87	119	137	206	304
Contingent Capital Awards	43	19	75	62	196
Contingent Capital share awards	6	–	–	6	–
Capital Opportunity Facility awards	3	3	3	6	7
Plus Bond awards [1]	0	5	5	5	11
2011 Partner Asset Facility awards [2]	0	0	0	0	1
Restricted Cash Awards	0	0	11	0	21
2008 Partner Asset Facility awards [3]	(8)	(8)	10	(16)	22
Other cash awards	102	33	90	135	218
Total deferred compensation expense	374	366	540	740	1,226
1
Compensation expense primarily relates to mark-to-market changes of the underlying assets of the Plus Bonds and the amortization of the voluntary Plus Bonds elected in 1Q13 and expensed over a three-year vesting period.

2 Compensation expense mainly includes the change in underlying fair value of the indexed assets prior to the CCA conversion.
3 Compensation expense mainly includes the change in underlying fair value of the indexed assets during the period.

Estimated unrecognized deferred compensation
end of	2Q16
Estimated unrecognized compensation expense (CHF million)
Share awards	703
Performance share awards	308
Contingent Capital Awards	211
Contingent Capital share awards	58
Other cash awards	281
Total	1,561

Weighted-average requisite service period (years)
Aggregate remaining weighted-average requisite service period	1.2
2Q16 activity
In 2Q16, the Group granted a special cash award of CHF 183 million, which will be expensed over a two-year period from the grant date.
Share-based award activity
	2Q16			6M16
Number of awards (in millions)	Share awards	Performance share awards	Contingent Capital share awards	Share awards	Performance share awards	Contingent Capital share awards
Share-based award activities
Balance at beginning of period	110.6	77.3	15.6	80.3	55.9	0.0
Granted	1.9	0.0	0.8	33.5	21.4	16.4
Settled	(33.8)	(26.3)	(2.6)	(35.0)	(26.3)	(2.6)
Forfeited	(6.4)	(1.0)	0.0	(6.5)	(1.0)	0.0
Balance at end of period	72.3	50.0	13.8	72.3	50.0	13.8
of which vested	5.1	3.0	0.3	5.1	3.0	0.3
of which unvested	67.2	47.0	13.5	67.2	47.0	13.5
25 Pension and other post-retirement benefits
The Group expects to contribute CHF 643 million to the Swiss and international defined benefit plans and other post-retirement defined benefit plans in 2016. As of the end of 2Q16, CHF 451 million of contributions had been made.
Components of total benefit costs
in	2Q16	1Q16	2Q15	6M16	6M15
Total benefit costs (CHF million)
Service costs on benefit obligation	78	77	80	155	159
Interest costs on benefit obligation	70	70	81	140	161
Expected return on plan assets	(178)	(178)	(196)	(356)	(391)
Amortization of recognized prior service cost/(credit)	(29)	(29)	(28)	(58)	(55)
Amortization of recognized actuarial losses	105	105	110	210	221
Net periodic benefit costs	46	45	47	91	95
Settlement losses	0	2	0	2	1
Curtailment losses/(gains)	(3)	(7)	(1)	(10)	(2)
Special termination benefits	3	1	3	4	4
Total benefit costs	46	41	49	87	98

26 Derivatives and hedging activities
> Refer to “Note 32 – Derivatives and hedging activities” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2015 for further information.
Fair value of derivative instruments
The tables below present gross derivative replacement values by type of contract and balance sheet location and whether the derivative is used for trading purposes or in a qualifying hedging relationship. Notional amounts have also been provided as an indication of the volume of derivative activity within the Group.
Information on bifurcated embedded derivatives has not been included in these tables. Under US GAAP, the Group elected to account for substantially all financial instruments with an embedded derivative that is not considered clearly and closely related to the host contract at fair value.
> Refer to “Note 29 – Financial instruments” for further information.
Fair value of derivative instruments
	Trading			Hedging			[1]
end of 2Q16	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)
Derivative instruments (CHF billion)
Forwards and forward rate agreements	9,125.6	3.2	3.5	0.0	0.0	0.0
Swaps	14,860.7	151.8	146.2	46.2	1.6	1.3
Options bought and sold (OTC)	2,523.5	64.9	62.5	0.0	0.0	0.0
Futures	755.9	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	330.8	0.1	0.2	0.0	0.0	0.0
Interest rate products	27,596.5	220.0	212.4	46.2	1.6	1.3
Forwards	1,099.8	19.0	18.7	10.9	0.0	0.1
Swaps	933.7	32.7	43.5	0.0	0.0	0.0
Options bought and sold (OTC)	474.8	9.0	9.8	5.5	0.0	0.0
Futures	26.8	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	16.9	0.5	0.1	0.0	0.0	0.0
Foreign exchange products	2,552.0	61.2	72.1	16.4	0.0	0.1
Forwards	2.3	0.0	0.1	0.0	0.0	0.0
Swaps	175.4	4.7	7.0	0.0	0.0	0.0
Options bought and sold (OTC)	240.0	8.3	8.2	0.0	0.0	0.0
Futures	47.7	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	336.3	12.4	15.4	0.0	0.0	0.0
Equity/index-related products	801.7	25.4	30.7	0.0	0.0	0.0
Credit derivatives [2]	813.3	13.6	14.0	0.0	0.0	0.0
Forwards	7.1	0.1	0.1	0.0	0.0	0.0
Swaps	20.1	2.2	1.5	0.0	0.0	0.0
Options bought and sold (OTC)	15.4	0.3	0.3	0.0	0.0	0.0
Futures	14.5	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	2.9	0.0	0.1	0.0	0.0	0.0
Other products [3]	60.0	2.6	2.0	0.0	0.0	0.0
Total derivative instruments	31,823.5	322.8	331.2	62.6	1.6	1.4
The notional amount, PRV and NRV (trading and hedging) was CHF 31,886.1 billion, CHF 324.4 billion and CHF 332.6 billion, respectively, as of June 30, 2016.
1 Relates to derivative contracts that qualify for hedge accounting under US GAAP.
2 Primarily credit default swaps.
3 Primarily precious metals, commodity, energy and emission products.

Fair value of derivative instruments (continued)
	Trading			Hedging			[1]
end of 4Q15	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)
Derivative instruments (CHF billion)
Forwards and forward rate agreements	7,229.5	1.0	1.2	0.0	0.0	0.0
Swaps	16,737.7	118.3	112.8	54.3	1.3	1.0
Options bought and sold (OTC)	2,856.0	49.2	47.4	0.0	0.0	0.0
Futures	1,789.9	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	198.4	0.1	0.0	0.0	0.0	0.0
Interest rate products	28,811.5	168.6	161.4	54.3	1.3	1.0
Forwards	1,498.4	16.6	16.9	10.7	0.0	0.1
Swaps	1,050.7	30.5	40.8	0.0	0.0	0.0
Options bought and sold (OTC)	534.8	12.8	12.8	8.2	0.0	0.0
Futures	22.5	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	13.0	0.3	0.3	0.0	0.0	0.0
Foreign exchange products	3,119.4	60.2	70.8	18.9	0.0	0.1
Forwards	1.3	0.0	0.1	0.0	0.0	0.0
Swaps	203.8	5.1	6.7	0.0	0.0	0.0
Options bought and sold (OTC)	193.1	8.4	7.5	0.0	0.0	0.0
Futures	39.9	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	284.4	9.1	11.4	0.0	0.0	0.0
Equity/index-related products	722.5	22.6	25.7	0.0	0.0	0.0
Credit derivatives [2]	831.9	17.8	17.3	0.0	0.0	0.0
Forwards	6.3	0.1	0.1	0.0	0.0	0.0
Swaps	19.6	2.6	1.7	0.0	0.0	0.0
Options bought and sold (OTC)	8.8	0.4	0.3	0.0	0.0	0.0
Futures	11.9	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	1.1	0.1	0.1	0.0	0.0	0.0
Other products [3]	47.7	3.2	2.2	0.0	0.0	0.0
Total derivative instruments	33,533.0	272.4	277.4	73.2	1.3	1.1
The notional amount, PRV and NRV (trading and hedging) was CHF 33,606.2 billion, CHF 273.7 billion and CHF 278.5 billion, respectively, as of December 31, 2015.
1 Relates to derivative contracts that qualify for hedge accounting under US GAAP.
2 Primarily credit default swaps.
3 Primarily precious metals, commodity, energy and emission products.
Netting of derivative instruments
> Refer to “Derivatives” in Note 22 – Offsetting of financial assets and financial liabilities for further information of the netting of derivative instruments.
Fair value hedges
in	2Q16	1Q16	2Q15	6M16	6M15
Gains/(losses) recognized in income on derivatives (CHF million)
Interest rate products	689	1,218	(606)	1,907	(559)
Foreign exchange products	0	0	0	0	2
Total	689	1,218	(606)	1,907	(557)
Gains/(losses) recognized in income on hedged items (CHF million)
Interest rate products	(751)	(1,320)	619	(2,071)	577
Foreign exchange products	0	0	0	0	(2)
Total	(751)	(1,320)	619	(2,071)	575
Details of fair value hedges (CHF million)
Net gains/(losses) on the ineffective portion	(62)	(102)	13	(164)	18
Represents gains/(losses) recognized in trading revenues.

Cash flow hedges
in	2Q16		1Q16		2Q15		6M16		6M15
Gains/(losses) recognized in AOCI on derivatives (CHF million)
Interest rate products	35		62		(5)		97		54
Foreign exchange products	(4)		(5)		29		(9)		(21)
Total	31		57		24		88		33
Gains/(losses) reclassified from AOCI into income (CHF million)
Interest rate products	8	[1]	8	[1]	9	[1,2]	16	[1]	18	[1,2]
Foreign exchange products	(2)	[2,3,4]	(9)	[3,4]	(16)	[2,3,4]	(11)	[2,3,4]	(31)	[2,3,4]
Total	6		(1)		(7)		5		(13)
Details of cash flow hedges (CHF million)
Net gains/(losses) on the ineffective portion [2]	(1)		32		(6)		31		(2)
Represents gains/(losses) on effective portion.
1 Included in interest and dividend income.
2 Included in trading revenues.
3 Included in other revenues.
4 Included in total other operating expenses.
As of the end of 2Q16, the maximum length of time over which the Group hedged its exposure to the variability in future cash flows for forecasted transactions, excluding those forecasted transactions related to the payment of variable interest on existing financial instruments, was five years.
The net gain associated with cash flow hedges expected to be reclassified from accumulated other comprehensive income/loss (AOCI) within the next 12 months is CHF 27 million.
Net investment hedges
in	2Q16	1Q16	2Q15	6M16	6M15
Gains/(losses) recognized in AOCI on derivatives (CHF million)
Foreign exchange products	(232)	(20)	321	(252)	808
Total	(232)	(20)	321	(252)	808
Represents gains/(losses) on effective portion.
The Group includes all derivative instruments not included in hedge accounting relationships in its trading activities.
> Refer to “Note 8 – Trading revenues” for gains and losses on trading activities by product type.
Disclosures relating to contingent credit risk
Certain of the Group’s derivative instruments contain provisions that require it to maintain a specified credit rating from each of the major credit rating agencies. If the ratings fall below the level specified in the contract, the counterparties to the agreements could request payment of additional collateral on those derivative instruments that are in a net liability position. Certain of the derivative contracts also provide for termination of the contract, generally upon a downgrade of either the Group or the counterparty, at the existing mark-to-market replacement value of the derivative contract.
The following table provides the Group’s current net exposure from contingent credit risk relating to derivative contracts with bilateral counterparties and SPEs that include credit support agreements, the related collateral posted and the additional collateral required in a one-notch, two-notch and a three-notch downgrade event, respectively. The table also includes derivative contracts with contingent credit risk features without credit support agreements that have accelerated termination event conditions. The current net exposure for derivative contracts with bilateral counterparties and contracts with accelerated termination event conditions is the aggregate fair value of derivative instruments that were in a net liability position. For SPEs, the current net exposure is the contractual amount that is used to determine the collateral payable in the event of a downgrade. The contractual amount could include both the NRV and a percentage of the notional value of the derivative.

Contingent credit risk
end of	2Q16				4Q15
	Bilateral counterparties	Special purpose entities	Accelerated terminations	Total	Bilateral counterparties	Special purpose entities	Accelerated terminations	Total
Contingent credit risk (CHF billion)
Current net exposure	14.3	0.5	1.2	16.0	13.2	0.5	1.4	15.1
Collateral posted	13.3	0.5	–	13.8	12.3	0.5	–	12.8
Additional collateral required in a one-notch downgrade event	0.3	0.5	0.1	0.9	0.7	0.4	0.1	1.2
Additional collateral required in a two-notch downgrade event	1.5	0.8	0.6	2.9	1.8	0.7	0.6	3.1
Additional collateral required in a three-notch downgrade event	1.8	0.9	0.8	3.5	2.1	1.3	0.8	4.2
Credit derivatives
> Refer to “Note 32 – Derivatives and hedging activities” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2015 for further information on credit derivatives.
Credit protection sold/purchased
The following tables do not include all credit derivatives and differ from the credit derivatives in the “Fair value of derivative instruments” tables. This is due to the exclusion of certain credit derivative instruments under US GAAP, which defines a credit derivative as a derivative instrument (a) in which one or more of its underlyings are related to the credit risk of a specified entity (or a group of entities) or an index based on the credit risk of a group of entities and (b) that exposes the seller to potential loss from credit risk-related events specified in the contract.
Certain cash collateralized debt obligations (CDOs) and other derivative instruments were excluded as they do not fall within the scope of US GAAP rules. Total return swaps (TRS) of CHF 8.8 billion and CHF 7.8 billion as of the end of 2Q16 and 4Q15, respectively, were also excluded because a TRS does not expose the seller to potential loss from credit risk-related events specified in the contract. A TRS only provides protection against a loss in asset value and not against additional amounts as a result of specific credit events.
Credit protection sold/purchased
end of	2Q16						4Q15
	Credit protection sold	Credit protection purchased	[1]	Net credit protection (sold)/ purchased	Other protection purchased	Fair value of credit protection sold	Credit protection sold	Credit protection purchased	[1]	Net credit protection (sold)/ purchased	Other protection purchased	Fair value of credit protection sold
Single-name instruments (CHF billion)
Investment grade [2]	(183.4)	174.5		(8.9)	20.7	1.0	(199.6)	188.6		(11.0)	26.9	1.0
Non-investment grade	(64.3)	62.2		(2.1)	11.8	(1.4)	(65.2)	61.1		(4.1)	15.7	(3.2)
Total single-name instruments	(247.7)	236.7		(11.0)	32.5	(0.4)	(264.8)	249.7		(15.1)	42.6	(2.2)
of which sovereign	(46.9)	42.9		(4.0)	7.1	(1.1)	(47.5)	43.9		(3.6)	6.1	(1.1)
of which non-sovereign	(200.8)	193.8		(7.0)	25.4	0.7	(217.3)	205.8		(11.5)	36.5	(1.1)
Multi-name instruments (CHF billion)
Investment grade [2]	(103.4)	101.4		(2.0)	32.0	(0.7)	(89.1)	88.3		(0.8)	31.6	(0.5)
Non-investment grade	(21.6)	15.7	[3]	(5.9)	4.5	0.4	(24.4)	18.0	[3]	(6.4)	6.2	0.2
Total multi-name instruments	(125.0)	117.1		(7.9)	36.5	(0.3)	(113.5)	106.3		(7.2)	37.8	(0.3)
of which sovereign	(0.6)	0.6		0.0	0.8	0.0	(1.0)	1.0		0.0	1.0	0.0
of which non-sovereign	(124.4)	116.5		(7.9)	35.7	(0.3)	(112.5)	105.3		(7.2)	36.8	(0.3)
Total instruments (CHF billion)
Investment grade [2]	(286.8)	275.9		(10.9)	52.7	0.3	(288.7)	276.9		(11.8)	58.5	0.5
Non-investment grade	(85.9)	77.9		(8.0)	16.3	(1.0)	(89.6)	79.1		(10.5)	21.9	(3.0)
Total instruments	(372.7)	353.8		(18.9)	69.0	(0.7)	(378.3)	356.0		(22.3)	80.4	(2.5)
of which sovereign	(47.5)	43.5		(4.0)	7.9	(1.1)	(48.5)	44.9		(3.6)	7.1	(1.1)
of which non-sovereign	(325.2)	310.3		(14.9)	61.1	0.4	(329.8)	311.1		(18.7)	73.3	(1.4)
1 Represents credit protection purchased with identical underlyings and recoveries.
2 Based on internal ratings of BBB and above.
3 Includes the Clock Finance transaction.

Credit protection sold
Credit protection sold is the maximum potential payout, which is based on the notional value of derivatives and represents the amount of future payments that the Group would be required to make as a result of credit risk-related events.
Credit protection purchased
Credit protection purchased represents those instruments where the underlying reference instrument is identical to the reference instrument of the credit protection sold.
Other protection purchased
In the normal course of business, the Group purchases protection to offset the risk of credit protection sold that may have similar, but not identical, reference instruments and may use similar, but not identical, products, which reduces the total credit derivative exposure. Other protection purchased is based on the notional value of the instruments.
Fair value of credit protection sold
The fair values of the credit protection sold give an indication of the amount of payment risk, as the negative fair values increase when the potential payment under the derivative contracts becomes more probable.
The following table reconciles the notional amount of credit derivatives included in the table “Fair value of derivative instruments” to the table “Credit protection sold/purchased”.
Credit derivatives
end of	2Q16	4Q15
Credit derivatives (CHF billion)
Credit protection sold	372.7	378.3
Credit protection purchased	353.8	356.0
Other protection purchased	69.0	80.4
Other instruments [1]	17.8	17.2
Total credit derivatives	813.3	831.9
1 Consists of certain cash collateralized debt obligations, total return swaps and other derivative instruments.
The segregation of the future payments by maturity range and underlying risk gives an indication of the current status of the potential for performance under the derivative contracts.
Maturity of credit protection sold
end of	Maturity less than 1 year	Maturity between 1 to 5 years	Maturity greater than 5 years	Total
2Q16 (CHF billion)
Single-name instruments	54.1	177.1	16.5	247.7
Multi-name instruments	17.6	98.8	8.6	125.0
Total instruments	71.7	275.9	25.1	372.7
4Q15 (CHF billion)
Single-name instruments	52.1	196.4	16.3	264.8
Multi-name instruments	19.0	84.9	9.6	113.5
Total instruments	71.1	281.3	25.9	378.3
27 Guarantees and commitments
Guarantees
In the ordinary course of business, guarantees are provided that contingently obligate Credit Suisse to make payments to third parties if the counterparty fails to fulfill its obligation under a borrowing or other contractual arrangement. The total gross amount disclosed within the Guarantees table reflects the maximum potential payment under the guarantees. The carrying value represents the higher of the initial fair value (generally the related fee received or receivable) less cumulative amortization and the Group’s current best estimate of payments that will be required under existing guarantee arrangements.
Guarantees provided by the Group are classified as follows: credit guarantees and similar instruments, performance guarantees and similar instruments, derivatives and other guarantees. The Group no longer provides guarantees for securities lending indemnifications.
> Refer to “Guarantees” in V – Consolidated financial statements – Credit Suisse Group – Note 33 – Guarantees and commitments in the Credit Suisse Annual Report 2015 for a detailed description of guarantees.

Guarantees
end of	Maturity less than 1 year	Maturity greater than 1 year	Total gross amount	Total net amount	[1]	Carrying value	Collateral received
2Q16 (CHF million)
Credit guarantees and similar instruments	2,100	1,120	3,220	2,991		10	1,729
Performance guarantees and similar instruments	4,481	2,547	7,028	6,155		90	2,932
Derivatives [2]	28,755	7,474	36,229	36,229		1,158	–	[3]
Other guarantees	3,756	1,485	5,241	5,238		37	3,446
Total guarantees	39,092	12,626	51,718	50,613		1,295	8,107
4Q15 (CHF million)
Credit guarantees and similar instruments	2,916	1,486	4,402	4,193		25	1,729
Performance guarantees and similar instruments	4,295	2,704	6,999	6,100		78	3,144
Derivatives [2]	23,529	14,660	38,189	38,189		755	–	[3]
Other guarantees	3,958	1,521	5,479	5,474		52	3,533
Total guarantees	34,698	20,371	55,069	53,956		910	8,406
1 Total net amount is computed as the gross amount less any participations.
2
Excludes derivative contracts with certain active commercial and investment banks and certain other counterparties, as such contracts can be cash settled and the Group had no basis to conclude it was probable that the counterparties held, at inception, the underlying instruments.

3 Collateral for derivatives accounted for as guarantees is not significant.
Deposit-taking banks and securities dealers in Switzerland and certain other European countries are required to ensure the payout of privileged deposits in case of specified restrictions or compulsory liquidation of a deposit-taking bank. In Switzerland, deposit-taking banks and securities dealers jointly guarantee an amount of up to CHF 6 billion. Upon occurrence of a payout event triggered by a specified restriction of business imposed by FINMA or by the compulsory liquidation of another deposit-taking bank, the Group’s contribution will be calculated based on its share of privileged deposits in proportion to total privileged deposits. Based on FINMA’s estimate for the Group’s banking subsidiaries in Switzerland, the Group’s share in the deposit insurance guarantee program for the period July 1, 2015 to June 30, 2016 is CHF 0.6 billion. These deposit insurance guarantees were reflected in other guarantees. For the period July 1, 2016 to June 30, 2017, the Group’s share in this deposit insurance guarantee program based on FINMA’s estimate will be unchanged at CHF 0.6 billion.
Representations and warranties on residential mortgage loans sold
In connection with the former Investment Banking division’s sale of US residential mortgage loans, the Group has provided certain representations and warranties relating to the loans sold. The Group has provided these representations and warranties relating to sales of loans to: the US government-sponsored enterprises, Fannie Mae and Freddie Mac; institutional investors, primarily banks; and non-agency, or private label, securitizations. The loans sold are primarily loans that the Group has purchased from other parties. The scope of representations and warranties, if any, depends on the transaction, but can include: ownership of the mortgage loans and legal capacity to sell the loans; loan-to-value ratios and other characteristics of the property, the borrower and the loan; validity of the liens securing the loans and absence of delinquent taxes or related liens; conformity to underwriting standards and completeness of documentation; and origination in compliance with law. If it is determined that representations and warranties were breached, the Group may be required to repurchase the related loans or indemnify the investors to make them whole for losses. Whether the Group will incur a loss in connection with repurchases and make whole payments depends on: the extent to which claims are made; the validity of such claims made within the statute of limitations (including the likelihood and ability to enforce claims); whether the Group can successfully claim against parties that sold loans to the Group and made representations and warranties to the Group; the residential real estate market, including the number of defaults; and whether the obligations of the securitization vehicles were guaranteed or insured by third parties.
During the first six months of 2016, the Group received repurchase claims for residential mortgage loans that were not significant, and loans repurchased during this period and related losses were not significant. The balance of outstanding repurchase claims as of the end of 2Q16 was not significant.
Repurchase claims on residential mortgage loans sold that are subject to arbitration or litigation proceedings, or become so during the reporting period, are not included in this Guarantees and commitments disclosure but are addressed in litigation and related loss contingencies and provisions. The Group is involved in litigation relating to representations and warranties on residential mortgages sold.
> Refer to “Note 31 – Litigation” for further information.

Disposal-related contingencies and other indemnifications
The Group has certain guarantees for which its maximum contingent liability cannot be quantified. These guarantees include disposal-related contingencies in connection with the sale of assets or businesses, and other indemnifications. These guarantees are not reflected in the “Guarantees” table.
> Refer to “Disposal-related contingencies and other indemnifications” in V – Consolidated financial statements – Credit Suisse Group – Note 33 – Guarantees and commitments in the Credit Suisse Annual Report 2015 for a description of these guarantees.
Other commitments
Other commitments of the Group are classified as follows: irrevocable commitments under documentary credits, irrevocable loan commitments, forward reverse repurchase agreements and other commitments.
> Refer to “Other commitments” in V – Consolidated financial statements – Credit Suisse Group – Note 33 – Guarantees and commitments in the Credit Suisse Annual Report 2015 for a description of these commitments.
Other commitments
end of	2Q16						4Q15
	Maturity less than 1 year	Maturity greater than 1 year	Total gross amount	Total net amount	[1]	Collateral received	Maturity less than 1 year	Maturity greater than 1 year	Total gross amount	Total net amount	[1]	Collateral received
Other commitments (CHF million)
Irrevocable commitments under documentary credits	4,171	8	4,179	4,117		2,849	4,022	7	4,029	3,935		2,468
Irrevocable loan commitments [2]	27,894	84,611	112,505	108,855		50,428	33,890	103,763	137,653	133,833		63,276
Forward reverse repurchase agreements	837	0	837	837		837	48	0	48	48		48
Other commitments	1,060	143	1,203	1,203		8	450	322	772	771		6
Total other commitments	33,962	84,762	118,724	115,012		54,122	38,410	104,092	142,502	138,587		65,798
1 Total net amount is computed as the gross amount less any participations.
2
Irrevocable loan commitments do not include a total gross amount of CHF 98,321 million and CHF 98,495 million of unused credit limits as of the end of 2Q16 and 4Q15, respectively, which were revocable at the Group's sole discretion upon notice to the client.

28 Transfers of financial assets and variable interest entities
In the normal course of business, the Group enters into transactions with, and makes use of, special purpose entities (SPEs). An SPE is an entity in the form of a trust or other legal structure designed to fulfill a specific limited need of the company that organized it and is generally structured to isolate the SPE’s assets from creditors of other entities, including the Group. The principal uses of SPEs are to assist the Group and its clients in securitizing financial assets and creating investment products. The Group also uses SPEs for other client-driven activity, such as to facilitate financings, and Group tax or regulatory purposes.
Transfers of financial assets
Securitizations
The majority of the Group’s securitization activities involve mortgages and mortgage-related securities and are predominantly transacted using SPEs. In a typical securitization, the SPE purchases assets financed by proceeds received from the SPE’s issuance of debt and equity instruments, certificates, commercial paper (CP) and other notes of indebtedness. These assets and liabilities are recorded on the balance sheet of the SPE and not reflected on the Group’s consolidated balance sheet, unless either the Group sold the assets to the entity and the accounting requirements for sale were not met or the Group consolidates the SPE.
The Group purchases commercial and residential mortgages for the purpose of securitization and sells these mortgage loans to SPEs. These SPEs issue CMBS, RMBS and asset-backed securities (ABS) that are collateralized by the assets transferred to the SPE and that pay a return based on the returns on those assets. Investors in these mortgage-backed securities or ABS typically have recourse to the assets in the SPEs, unless a third-party guarantee has been received to further enhance the creditworthiness of the assets. The investors and the SPEs have no recourse to the Group’s assets. The Group is typically an underwriter of, and makes a market in, these securities.
The Group also transacts in re-securitizations of previously issued RMBS securities. Typically, certificates issued out of an existing securitization vehicle are sold into a newly created and separate securitization vehicle. Often, these re-securitizations are initiated in order to repackage an existing security to give the investor a higher rated tranche.
The Group also uses SPEs for other asset-backed financings relating to client-driven activity and for Group tax or regulatory purposes. Types of structures included in this category include managed CLOs, CLOs, leveraged finance, repack and other types of transactions, including life insurance structures, emerging market structures set up for financing, loan participation or loan origination purposes, and other alternative structures created for the purpose of investing in venture capital-like investments. CLOs are collateralized by loans transferred to the CLO vehicle and pay a return based on the returns on the loans. Leveraged finance structures are used to assist in the syndication of certain loans held by the Group, while repack structures are designed to give a client collateralized exposure to specific cash flows or credit risk backed by collateral purchased from the Group. In these asset-backed financing structures investors typically only have recourse to the collateral of the SPE and do not have recourse to the Group’s assets.
When the Group transfers assets into an SPE, it must assess whether that transfer is accounted for as a sale of the assets. Transfers of assets may not meet sale requirements if the assets have not been legally isolated from the Group and/or if the Group’s continuing involvement is deemed to give it effective control over the assets. If the transfer is not deemed a sale, it is instead accounted for as a secured borrowing, with the transferred assets as collateral.
Gains and losses on securitization transactions depend, in part, on the carrying values of mortgages and loans involved in the transfer and are allocated between the assets sold and any beneficial interests retained according to the relative fair values at the date of sale.
The Group does not retain material servicing responsibilities from securitization activities.
The following table provides the gains or losses and proceeds from the transfer of assets relating to 6M16 and 6M15 securitizations of financial assets that qualify for sale accounting and subsequent derecognition, along with the cash flows between the Group and the SPEs used in any securitizations in which the Group still has continuing involvement, regardless of when the securitization occurred.
Securitizations
in	6M16		6M15
Gains and cash flows (CHF million)
CMBS
Net gain/(loss) [1]	2		(2)
Proceeds from transfer of assets	3,148		5,252
Cash received on interests that continue to be held	35		74
RMBS
Net gain/(loss) [1]	(1)		4
Proceeds from transfer of assets	4,898		8,416
Servicing fees	2		1
Cash received on interests that continue to be held	262		204
Other asset-backed financings
Net gain [1]	17		11
Proceeds from transfer of assets	1,305	[2]	636
Fees [3]	61		–
Cash received on interests that continue to be held	1		3
1
Includes underwriting revenues, deferred origination fees, gains or losses on the sale of collateral to the SPE and gains or losses on the sale of newly issued securities to third parties, but excludes net interest income on assets prior to the securitization. The gains or losses on the sale of the collateral is the difference between the fair value on the day prior to the securitization pricing date and the sale price of the loans.

2
Excludes a net impact of CHF 3,109 million from transfers of assets prior to January 1, 2016 related to certain variable interest entities deconsolidated as a result of the adoption of ASU 2015-02, Amendments to the Consolidation Analysis, on January 1, 2016.

3 Represents management fees and performance fees earned for investment management services provided to managed CLOs.
Continuing involvement in transferred financial assets
The Group may have continuing involvement in the financial assets that are transferred to an SPE which may take several forms, including, but not limited to, servicing, recourse and guarantee arrangements, agreements to purchase or redeem transferred assets, derivative instruments, pledges of collateral and beneficial interests in the transferred assets.
> Refer to “Transfer of financial assets” in V – Consolidated financial statements – Credit Suisse Group – Note 34 – Transfer of financial assets and variable interest entities in the Credit Suisse Annual Report 2015 for a detailed description of continuing involvement in transferred financial assets.
The following table provides the outstanding principal balance of assets to which the Group continued to be exposed after the transfer of the financial assets to any SPE and the total assets of the SPE as of the end of 2Q16 and 4Q15, regardless of when the transfer of assets occurred.
Principal amounts outstanding and total assets of SPEs resulting from continuing involvement
end of	2Q16		4Q15
CHF million
CMBS
Principal amount outstanding	35,114		40,625
Total assets of SPE	47,665		56,118
RMBS
Principal amount outstanding	43,897		54,164
Total assets of SPE	43,987		55,833
Other asset-backed financings
Principal amount outstanding	20,070	[1]	21,653
Total assets of SPE	34,466	[1]	22,787
Principal amount outstanding relates to assets transferred from the Group and does not include principal amounts for assets transferred from third parties.
1
Includes a net impact of CHF 3,208 million in principal amount outstanding and of CHF 16,625 million in total assets of the SPE from transfers of assets prior to January 1, 2016 related to certain variable interest entities deconsolidated as a result of the adoption of ASU 2015-02, Amendments to the Consolidation Analysis, on January 1, 2016.

Fair value of beneficial interests
The fair value measurement of the beneficial interests held at the time of transfer and as of the reporting date that result from any continuing involvement is determined using fair value estimation techniques, such as the present value of estimated future cash flows that incorporate assumptions that market participants customarily use in these valuation techniques. The fair value of the assets or liabilities that result from any continuing involvement does not include any benefits from financial instruments that the Group may utilize to hedge the inherent risks.

Key economic assumptions at the time of transfer
> Refer to “Note 29 – Financial instruments” for information on fair value hierarchy levels.
Key economic assumptions used in measuring fair value of beneficial interests at time of transfer
at time of transfer, in	6M16							6M15
			CMBS				RMBS			CMBS				RMBS
CHF million, except where indicated
Fair value of beneficial interests			42				1,300			997				1,018
of which level 2			42				1,228			975				826
of which level 3			0				71			22				192
Weighted-average life, in years			10.7				6.7			8.9				8.6
Prepayment speed assumption (rate per annum), in % [1]			–	[2]	8.1	–	24.4			–	[2]	4.5	–	27.7
Cash flow discount rate (rate per annum), in % [3]	2.4	–	4.9		1.4	–	18.6	2.0	–	5.7		1.7	–	13.6
Expected credit losses (rate per annum), in %	0.0	–	0.0		0.0	–	0.0	0.7	–	3.4		0.5	–	12.5
Transfers of assets in which the Group does not have beneficial interests are not included in this table.
1
Prepayment speed assumption (PSA) is an industry standard prepayment speed metric used for projecting prepayments over the life of a residential mortgage loan. PSA utilizes the constant prepayment rate (CPR) assumptions. A 100% prepayment assumption assumes a prepayment rate of 0.2% per annum of the outstanding principal balance of mortgage loans in the first month. This increases by 0.2 percentage points thereafter during the term of the mortgage loan, leveling off to a CPR of 6% per annum beginning in the 30th month and each month thereafter during the term of the mortgage loan. 100 PSA equals 6 CPR.

2 To deter prepayment, commercial mortgage loans typically have prepayment protection in the form of prepayment lockouts and yield maintenances.
3 The rate was based on the weighted-average yield on the beneficial interests.
Key economic assumptions as of the reporting date
The following table provides the sensitivity analysis of key economic assumptions used in measuring the fair value of beneficial interests held in SPEs as of the end of 2Q16 and 4Q15.
Key economic assumptions used in measuring fair value of beneficial interests held in SPEs
end of	2Q16											4Q15
			CMBS	[1]			RMBS			Other asset- backed financing activities	[2]			CMBS	[1]			RMBS			Other asset- backed financing activities	[2]
CHF million, except where indicated
Fair value of beneficial interests			568				2,067			276				1,007				2,274			56
of which non-investment grade			86				584			50				73				581			55
Weighted-average life, in years			6.2				6.9			5.6				6.7				9.7			2.5
Prepayment speed assumption (rate per annum), in % [3]			–		1.1	–	31.1			–				–		1.0	–	37.1			–
Impact on fair value from 10% adverse change			–				(28.7)			–				–				(30.5)			–
Impact on fair value from 20% adverse change			–				(55.7)			–				–				(57.6)			–
Cash flow discount rate (rate per annum), in % [4]	1.6	–	16.1		0.6	–	39.1	1.3	–	21.8		2.1	–	13.3		1.5	–	35.5	5.7	–	21.2
Impact on fair value from 10% adverse change			(7.7)				(39.0)			(5.2)				(18.1)				(63.1)			(0.7)
Impact on fair value from 20% adverse change			(14.9)				(75.9)			(10.3)				(35.6)				(122.5)			(1.5)
Expected credit losses (rate per annum), in %	1.1	–	15.3		0.2	–	37.7	0.2	–	20.0		0.9	–	12.7		1.3	–	34.3	0.2	–	14.2
Impact on fair value from 10% adverse change			(4.8)				(27.8)			(4.1)				(8.0)				(32.3)			(0.7)
Impact on fair value from 20% adverse change			(9.5)				(54.3)			(8.1)				(15.9)				(63.2)			(1.5)
1 To deter prepayment, commercial mortgage loans typically have prepayment protection in the form of prepayment lockouts and yield maintenances.
2 CDOs and CLOs within this category are generally structured to be protected from prepayment risk.
3
Prepayment speed assumption (PSA) is an industry standard prepayment speed metric used for projecting prepayments over the life of a residential mortgage loan. PSA utilizes the constant prepayment rate (CPR) assumptions. A 100% prepayment assumption assumes a prepayment rate of 0.2% per annum of the outstanding principal balance of mortgage loans in the first month. This increases by 0.2 percentage points thereafter during the term of the mortgage loan, leveling off to a CPR of 6% per annum beginning in the 30th month and each month thereafter during the term of the mortgage loan. 100 PSA equals 6 CPR.

4 The rate was based on the weighted-average yield on the beneficial interests.

These sensitivities are hypothetical and do not reflect economic hedging activities. Changes in fair value based on a 10% or 20% variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, the effect of a variation in a particular assumption on the fair value of the beneficial interests is calculated without changing any other assumption. In practice, changes in one assumption may result in changes in other assumptions (for example, increases in market interest rates may result in lower prepayments and increased credit losses), which might magnify or counteract the sensitivities.
Transfers of financial assets where sale treatment was not achieved
The following table provides the carrying amounts of transferred financial assets and the related liabilities where sale treatment was not achieved as of the end of 2Q16 and 4Q15.
> Refer to “Note 30 – Assets pledged and collateral” for further information.
Carrying amounts of transferred financial assets and liabilities where sale treatment was not achieved
end of	2Q16	4Q15
CHF million
RMBS
Other assets	0	266
Liability to SPE, included in Other liabilities	0	(266)
Other asset-backed financings
Trading assets	214	155
Other assets	139	122
Liability to SPE, included in Other liabilities	(353)	(277)
Transfers of financial assets accounted for as a sale
US GAAP requires the disclosure of a transaction accounted for as a sale that comprises both of the following: a transfer of financial assets to a transferee and an agreement entered into in contemplation of the initial transfer with the transferee that results in the transferor retaining substantially all of the exposure to the economic return on the transferred financial asset throughout the term of the transaction. In the ordinary course of business, the Group transfers a financial asset accounted for as a sale and, in some instances, enters into an agreement in contemplation of that initial transfer with the same counterparty to retain substantially all of the economics of that transferred financial asset. As of the end of 2Q16 and 4Q15, the Group had agreements in the form of TRS on equity securities and longevity swaps on life insurance policies.
The following table presents information about the transfers of financial assets accounted for as sales with agreements that result in the Group retaining substantially all of the exposure to the economic return on the transferred assets at the date of sale and remain outstanding as of the end of 2Q16 and 4Q15, respectively, gross cash proceeds received for assets derecognized at the date of sale and the fair values of transferred assets and the aforementioned agreements as of the end of 2Q16 and 4Q15.
Transfer of financial assets accounted for as sales – by transaction type
	at date of derecognition		end of
	Carrying amount derecognized	Gross cash proceeds received for assets derecognized	Fair value of transferred assets	Gross derivative assets recorded	[1]	Gross derivative liabilities recorded	[1]
2Q16 (CHF million)
Sales with longevity swaps	308	378	404	583		–
Total transactions outstanding	308	378	404	583	[2]	0
4Q15 (CHF million)
Sales with total return swaps	395	397	398	7		7
Sales with longevity swaps	308	378	375	546		–
Total transactions outstanding	703	775	773	553	[3]	7	[3]
1 Balances presented on a gross basis, before application of counterparty and cash collateral netting.
2 As of the end of 2Q16, gross derivative assets of CHF 583 million were included in other products, as disclosed in Note 26 – Derivatives and hedging activities.
3
As of the end of 4Q15, gross derivative assets of CHF 7 million and CHF 546 million were included in equity/index-related products and other products, respectively, and gross derivative liabilites of CHF 7 million were included in equity/index-related products, as disclosed in Note 26 – Derivatives and hedging activities.

Securities sold under repurchase agreements and securities lending transactions accounted for as secured borrowings
For securities sold under repurchase agreements and securities lending transactions accounted for as secured borrowings, US GAAP requires the disclosure of the collateral pledged and the associated risks to which a transferor continues to be exposed after the transfer. This provides an understanding of the nature and risks of short-term collateralized financing obtained through these types of transactions.
Securities sold under repurchase agreements and securities lending transactions represent collateralized financing transactions used to earn net interest income, increase liquidity or facilitate trading activities. These transactions are collateralized principally by government debt securities, corporate debt securities, asset-backed securities, equity securities and other collateral and have terms ranging from on demand to a longer period of time.
In the event of the Group’s default or a decline in fair value of collateral pledged, the repurchase agreement or security lending transaction provides the counterparty with the right to liquidate the collateral held or request additional collateral.
The following tables provide the gross obligation relating to securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral by the class of collateral pledged and by remaining contractual maturity as of the end of 2Q16 and 4Q15.
Securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral – by class of collateral pledged
end of	2Q16	4Q15
CHF billion
Government debt securities	20.1	21.1
Corporate debt securities	12.6	15.2
Asset-backed securities	11.3	21.6
Equity securities	0.1	0.1
Other	0.1	0.1
Securities sold under repurchase agreements	44.2	58.1
Government debt securities	3.3	3.1
Corporate debt securities	0.5	0.4
Equity securities	6.4	8.2
Other	0.4	0.3
Securities lending transactions	10.6	12.0
Government debt securities	0.6	0.5
Corporate debt securities	0.4	0.1
Equity securities	25.0	27.9
Obligation to return securities received as collateral, at fair value	26.0	28.5
Total	80.8	98.6
Securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral – by remaining contractual maturity
			Remaining contractual maturities
end of	On demand	[1]	Up to 30 days	[2]	31–90 days	More than 90 days	Total
2Q16 (CHF billion)
Securities sold under repurchase agreements	5.2		22.1		8.0	8.9	44.2
Securities lending transactions	4.8		4.9		0.2	0.7	10.6
Obligation to return securities received as collateral, at fair value	23.7		2.3		0.0	0.0	26.0
Total	33.7		29.3		8.2	9.6	80.8
4Q15 (CHF billion)
Securities sold under repurchase agreements	7.7		29.9		8.1	12.4	58.1
Securities lending transactions	6.0		3.6		1.8	0.6	12.0
Obligation to return securities received as collateral, at fair value	26.2		2.3		0.0	0.0	28.5
Total	39.9		35.8		9.9	13.0	98.6
1 Includes contracts with no contractual maturity that may contain termination arrangements subject to a notice period.
2 Includes overnight transactions.
> Refer to “Note 22 – Offsetting of financial assets and financial liabilities” for further information on the gross amount of securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral and the net amounts disclosed in the consolidated balance sheets.

Variable interest entities
As a normal part of its business, the Group engages in various transactions that include entities that are considered VIEs and are grouped into three primary categories: CDO/CLOs, CP conduits and financial intermediation.
> Refer to “Variable interest entities” in V – Consolidated financial statements – Credit Suisse Group – Note 34 – Transfer of financial assets and variable interest entities in the Credit Suisse Annual Report 2015 for a detailed description of VIEs, CDOs, CP conduit or financial intermediation.
Collateralized debt obligations
The Group engages in CDO/CLO transactions to meet client and investor needs, earn fees and sell financial assets. The Group may act as underwriter, placement agent or asset manager and may warehouse assets prior to the closing of a transaction.
Commercial paper conduit
In 4Q15, the Group decided to stop issuing CP from an existing asset-backed CP conduit, Alpine Securitization Corp. (old Alpine), and all outstanding CP was fully repaid as of the end of 4Q15. As of the end of 2Q16, old Alpine did not have any third-party assets.
In 2Q16, the Group established Alpine Securitization Ltd (Alpine), a multi-seller asset-backed CP conduit used for client and Group financing purposes. The Group acts as the administrator and provider of liquidity and credit enhancement facilities for Alpine. Alpine discloses to CP investors certain portfolio and asset data and submits its portfolio to rating agencies for public ratings. This CP conduit purchases assets such as loans and receivables or enters into reverse repurchase agreements and finances such activities through the issuance of CP backed by these assets. The CP conduit can enter into liquidity facilities with third-party entities pursuant to which it may purchase assets from these entities to provide them with liquidity and credit support. The financing transactions are structured to provide credit support to the CP conduit in the form of over-collateralization and other asset-specific enhancements. Alpine is a separate legal entity that is wholly owned by the Group. However, its assets are available to satisfy only the claims of its creditors. In addition, the Group, as administrator and liquidity facility provider, has significant exposure to and power over the activities of Alpine. Alpine is considered a VIE for accounting purposes and the Group is deemed the primary beneficiary and consolidates this entity.
As of the end of 2Q16, Alpine did not have any CP outstanding, was rated A-1(sf) by Standard & Poor’s and P-1(sf) by Moody’s and had exposures in servicer advance receivables and credit card receivables.
The Group’s commitment to this CP conduit consists of obligations under liquidity agreements. The liquidity agreements are asset-specific arrangements, which require the Group to purchase assets from the CP conduit in certain circumstances, including a lack of liquidity in the CP market such that the CP conduit cannot refinance its obligations or, in some cases, a default of an underlying asset. The asset-specific credit enhancements provided by the client seller of the assets remain unchanged as a result of such a purchase. In entering into such agreements, the Group reviews the credit risk associated with these transactions on the same basis that would apply to other extensions of credit.
The Group’s economic risks associated with the CP conduit are included in the Group’s risk management framework including counterparty, economic risk capital and scenario analysis.
Financial intermediation
The Group has significant involvement with VIEs in its role as a financial intermediary on behalf of clients.
Financial intermediation consists of securitizations, funds, loans and other vehicles.
Consolidated VIEs
The Group has significant involvement with VIEs in its role as a financial intermediary on behalf of clients. The Group consolidates all VIEs related to financial intermediation for which it was the primary beneficiary.
The consolidated VIEs tables provide the carrying amounts and classifications of the assets and liabilities of consolidated VIEs as of the end of 2Q16 and 4Q15.

Consolidated VIEs in which the Group was the primary beneficiary
			Financial intermediation
end of	CDO/ CLO	CP Conduit	Securi- tizations	Funds	Loans	Other	Total
2Q16 (CHF million)
Cash and due from banks	54	99	88	151	85	12	489
Trading assets	0	0	88	928	1,080	1,379	3,475
Investment securities	0	0	544	0	0	0	544
Other investments	0	0	0	118	1,534	303	1,955
Net loans	0	0	0	0	29	331	360
Premises and equipment	0	0	0	0	282	0	282
Other assets	0	0	1,230	37	87	1,149	2,503
of which loans held-for-sale	0	0	240	0	10	1	251
Total assets of consolidated VIEs	54	99	1,950	1,234	3,097	3,174	9,608
Trading liabilities	0	0	0	119	18	0	137
Short-term borrowings	0	0	0	1	0	0	1
Long-term debt	68	0	1,490	81	138	3	1,780
Other liabilities	0	0	1	20	140	80	241
Total liabilities of consolidated VIEs	68	0	1,491	221	296	83	2,159
4Q15 (CHF million)
Cash and due from banks	1,351	0	21	9	93	219	1,693
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	53	0	0	0	0	53
Trading assets	283	49	0	941	1,001	98	2,372
Investment securities	0	0	1,009	0	0	0	1,009
Other investments	0	0	0	0	1,553	433	1,986
Net loans	0	0	0	0	27	1,285	1,312
Premises and equipment	0	0	0	0	327	0	327
Other assets	10,839	123	1,671	0	83	1,735	14,451
of which loans held-for-sale	10,790	0	469	0	16	0	11,275
Total assets of consolidated VIEs	12,473	225	2,701	950	3,084	3,770	23,203
Trading liabilities	8	0	0	0	18	1	27
Short-term borrowings	0	0	81	0	0	0	81
Long-term debt	12,428	0	2,128	125	136	9	14,826
Other liabilities	51	3	3	1	135	643	836
Total liabilities of consolidated VIEs	12,487	3	2,212	126	289	653	15,770

Non-consolidated VIEs
The non-consolidated VIEs tables provide the carrying amounts and classification of the assets and liabilities of variable interests recorded in the Group’s consolidated balance sheets, maximum exposure to loss and total assets of the non-consolidated VIEs.
Certain VIEs have not been included in the following table, including VIEs structured by third parties in which the Group’s interest is in the form of securities held in the Group’s inventory, certain single-asset financing vehicles not sponsored by the Group to which the Group provides financing but has very little risk of loss due to over-collateralization and guarantees, failed sales where the Group does not have any other holdings and other entities out of scope.
> Refer to “Variable interest entities” in V – Consolidated financial statements – Credit Suisse Group – Note 34 – Transfer of financial assets and variable interest entities in the Credit Suisse Annual Report 2015 for further information on non-consolidated VIEs.
Non-consolidated VIEs
		Financial intermediation
end of	CDO/ CLO	Securi- tizations	Funds	Loans	Other	Total
2Q16 (CHF million)
Trading assets	175	4,077	982	235	63	5,532
Net loans	4	505	2,834	4,078	1,257	8,678
Other assets	3	15	13	178	311	520
Total variable interest assets	182	4,597	3,829	4,491	1,631	14,730
Maximum exposure to loss	183	9,364	3,829	9,191	2,807	25,374
Non-consolidated VIE assets	4,511	80,982	62,007	32,314	39,089	218,903
4Q15 (CHF million)
Trading assets	90	6,021	871	425	8	7,415
Net loans	36	1,508	2,734	5,053	1,723	11,054
Other assets	0	11	13	0	161	185
Total variable interest assets	126	7,540	3,618	5,478	1,892	18,654
Maximum exposure to loss	126	12,986	3,618	11,866	2,570	31,166
Non-consolidated VIE assets	6,590	113,530	54,112	41,824	36,865	252,921

29 Financial instruments
The disclosure of the Group’s financial instruments below includes the following sections:
– Concentration of credit risk;
– Fair value measurement (including fair value hierarchy, transfers between levels; level 3 reconciliation; qualitative and quantitative disclosures of valuation techniques and nonrecurring fair value changes);
– Fair value option; and
– Disclosures about fair value of financial instruments not carried at fair value.
Concentrations of credit risk
Credit risk concentrations arise when a number of counterparties are engaged in similar business activities, are located in the same geographic region or when there are similar economic features that would cause their ability to meet contractual obligations to be similarly impacted by changes in economic conditions.
> Refer to “Note 35 – Financial instruments” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2015 for further information on the Group’s concentrations of credit risk.
Fair value measurement
A significant portion of the Group’s financial instruments are carried at fair value. Deterioration of financial markets could significantly impact the fair value of these financial instruments and the results of operations.
> Refer to “Note 35 – Financial instruments” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2015 for further information on fair value measurement of financial instruments and the definition of the levels of the fair value hierarchy.

Assets and liabilities measured at fair value on a recurring basis
end of 2Q16	Level 1	Level 2	Level 3	Netting impact	[1]	Assets measured at net asset value per share	[2]	Total
Assets (CHF million)
Cash and due from banks	0	318	0	–		–		318
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	79,627	300	–		–		79,927
Debt	465	564	0	–		–		1,029
of which corporates	0	451	0	–		–		451
Equity	24,915	49	0	–		–		24,964
Securities received as collateral	25,380	613	0	–		–		25,993
Debt	28,274	33,928	4,456	–		–		66,658
of which foreign governments	28,159	5,213	308	–		–		33,680
of which corporates	34	11,697	2,289	–		–		14,020
of which RMBS	0	14,249	373	–		–		14,622
of which CMBS	0	1,950	57	–		–		2,007
of which CDO	0	794	1,429	–		–		2,223
Equity	63,641	4,066	337	–		1,770		69,814
Derivatives	6,913	310,799	5,051	(293,275)		–		29,488
of which interest rate products	2,873	216,354	782	–		–		–
of which foreign exchange products	93	60,881	217	–		–		–
of which equity/index-related products	3,944	20,243	1,181	–		–		–
of which credit derivatives	0	12,055	1,580	–		–		–
Other	2,949	3,863	4,847	–		–		11,659
Trading assets	101,777	352,656	14,691	(293,275)		1,770		177,619
Debt	1,523	846	155	–		–		2,524
of which foreign governments	1,325	94	0	–		–		1,419
of which corporates	0	283	0	–		–		283
of which RMBS	0	360	155	–		–		515
of which CMBS	0	29	0	–		–		29
Equity	2	85	0	–		–		87
Investment securities	1,525	931	155	–		–		2,611
Private equity	0	0	7	–		590		597
of which equity funds	0	0	0	–		237		237
Hedge funds	0	0	0	–		274		274
of which debt funds	0	0	0	–		238		238
Other equity investments	14	64	410	–		540		1,028
of which private	14	62	409	–		539		1,024
Life finance instruments	0	1	1,687	–		–		1,688
Other investments	14	65	2,104	–		1,404		3,587
Loans	0	11,840	8,991	–		–		20,831
of which commercial and industrial loans	0	6,086	5,837	–		–		11,923
of which financial institutions	0	3,736	1,623	–		–		5,359
Other intangible assets (mortgage servicing rights)	0	0	111	–		–		111
Other assets	372	11,660	2,838	(1,431)		–		13,439
of which loans held-for-sale	0	6,823	2,399	–		–		9,222
Total assets at fair value	129,068	457,710	29,190	(294,706)		3,174		324,436
Less other investments - equity at fair value attributable to noncontrolling interests	0	0	(112)	–		(184)		(296)
Less assets consolidated under ASU 2009-17 [3]	(1)	(1,028)	(270)	–		–		(1,299)
Assets at fair value excluding noncontrolling interests and assets not risk-weighted under the Basel framework	129,067	456,682	28,808	(294,706)		2,990		322,841
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.
2
In accordance with US GAAP, certain investments that are measured at fair value using the net asset value per share practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated balance sheet.

3 Assets of consolidated VIEs that are not risk-weighted under the Basel framework.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 2Q16	Level 1	Level 2	Level 3	Netting impact	[1]	Liabilities measured at net asset value per share	[2]	Total
Liabilities (CHF million)
Due to banks	0	514	0	–		–		514
Customer deposits	0	3,581	327	–		–		3,908
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	18,114	0	–		–		18,114
Debt	465	564	0	–		–		1,029
of which corporates	0	451	0	–		–		451
Equity	24,915	49	0	–		–		24,964
Obligation to return securities received as collateral	25,380	613	0	–		–		25,993
Debt	3,553	4,430	12	–		–		7,995
of which foreign governments	3,488	639	0	–		–		4,127
of which corporates	32	3,570	12	–		–		3,614
Equity	16,438	189	5	–		5		16,637
Derivatives	7,693	318,813	4,716	(304,172)		–		27,050
of which interest rate products	2,829	209,056	543	–		–		–
of which foreign exchange products	75	71,636	436	–		–		–
of which equity/index-related products	4,787	24,650	1,236	–		–		–
of which credit derivatives	0	12,130	1,904	–		–		–
Trading liabilities	27,684	323,432	4,733	(304,172)		5		51,682
Short-term borrowings	0	2,888	108	–		–		2,996
Long-term debt	0	61,388	12,534	–		–		73,922
of which treasury debt over two years	0	3,648	0	–		–		3,648
of which structured notes over one year and up to two years	0	6,234	640	–		–		6,874
of which structured notes over two years	0	42,183	11,289	–		–		53,472
of which other debt instruments over two years	0	2,273	597	–		–		2,870
of which other subordinated bonds	0	5,071	0	–		–		5,071
of which non-recourse liabilities	0	1,773	8	–		–		1,781
Other liabilities	0	9,428	1,839	(1,163)		–		10,104
of which failed sales	0	564	505	–		–		1,069
Total liabilities at fair value	53,064	419,958	19,541	(305,335)		5		187,233
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.
2
In accordance with US GAAP, certain investments that are measured at fair value using the net asset value per share practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated balance sheet.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 4Q15	Level 1	Level 2	Level 3	Netting impact	[1]	Assets measured at net asset value per share	[2]	Total
Assets (CHF million)
Cash and due from banks	0	89	0	–		–		89
Interest-bearing deposits with banks	0	2	0	–		–		2
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	83,407	158	–		–		83,565
Debt	811	493	0	–		–		1,304
of which corporates	0	261	0	–		–		261
Equity	27,141	66	0	–		–		27,207
Securities received as collateral	27,952	559	0	–		–		28,511
Debt	27,932	48,047	4,563	–		–		80,542
of which foreign governments	27,710	3,737	285	–		–		31,732
of which corporates	13	15,762	1,745	–		–		17,520
of which RMBS	0	22,302	814	–		–		23,116
of which CMBS	0	3,924	215	–		–		4,139
of which CDO	0	2,317	1,298	–		–		3,615
Equity	64,210	4,195	871	–		1,685		70,961
Derivatives	2,625	265,014	4,831	(244,105)		–		28,365
of which interest rate products	657	167,173	791	–		–		–
of which foreign exchange products	104	59,740	383	–		–		–
of which equity/index-related products	1,857	19,803	936	–		–		–
of which credit derivatives	0	16,267	1,568	–		–		–
Other	2,034	4,569	4,266	–		–		10,869
Trading assets	96,801	321,825	14,531	(244,105)		1,685		190,737
Debt	1,538	1,318	148	–		–		3,004
of which foreign governments	1,322	94	0	–		–		1,416
of which corporates	0	285	0	–		–		285
of which RMBS	0	602	148	–		–		750
of which CMBS	0	259	0	–		–		259
Equity	2	84	0	–		–		86
Investment securities	1,540	1,402	148	–		–		3,090
Private equity	0	0	0	–		1,042		1,042
of which equity funds	0	0	0	–		437		437
Hedge funds	0	0	0	–		295		295
of which debt funds	0	0	0	–		260		260
Other equity investments	0	23	366	–		840		1,229
of which private	0	14	365	–		840		1,219
Life finance instruments	0	2	1,669	–		–		1,671
Other investments	0	25	2,035	–		2,177		4,237
Loans	0	11,870	8,950	–		–		20,820
of which commercial and industrial loans	0	5,811	5,735	–		–		11,546
of which financial institutions	0	4,102	1,729	–		–		5,831
Other intangible assets (mortgage servicing rights)	0	0	112	–		–		112
Other assets	687	19,002	7,087	(1,149)		–		25,627
of which loans held-for-sale	0	14,378	6,768	–		–		21,146
Total assets at fair value	126,980	438,181	33,021	(245,254)		3,862		356,790
Less other investments - equity at fair value attributable to noncontrolling interests	0	(9)	(119)	–		(473)		(601)
Less assets consolidated under ASU 2009-17 [3]	0	(9,212)	(3,558)	–		–		(12,770)
Assets at fair value excluding noncontrolling interests and assets not risk-weighted under the Basel framework	126,980	428,960	29,344	(245,254)		3,389		343,419
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.
2
In accordance with US GAAP, certain investments that are measured at fair value using the net asset value per share practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated balance sheet.

3 Assets of consolidated VIEs that are not risk-weighted under the Basel framework.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 4Q15	Level 1	Level 2	Level 3	Netting impact	[1]	Liabilities measured at net asset value per share	[2]	Total
Liabilities (CHF million)
Due to banks	0	482	0	–		–		482
Customer deposits	0	3,409	254	–		–		3,663
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	32,398	0	–		–		32,398
Debt	811	493	0	–		–		1,304
of which corporates	0	261	0	–		–		261
Equity	27,141	66	0	–		–		27,207
Obligation to return securities received as collateral	27,952	559	0	–		–		28,511
Debt	4,100	4,289	16	–		–		8,405
of which foreign governments	4,050	491	0	–		–		4,541
of which corporates	30	3,597	16	–		–		3,643
Equity	16,875	154	45	–		6		17,080
Derivatives	3,062	269,788	4,554	(253,918)		–		23,486
of which interest rate products	671	160,181	578	–		–		–
of which foreign exchange products	82	70,381	329	–		–		–
of which equity/index-related products	2,299	22,015	1,347	–		–		–
of which credit derivatives	0	15,522	1,757	–		–		–
Trading liabilities	24,037	274,231	4,615	(253,918)		6		48,971
Short-term borrowings	0	3,040	72	–		–		3,112
Long-term debt	0	66,808	14,123	–		–		80,931
of which treasury debt over two years	0	4,590	0	–		–		4,590
of which structured notes over one year and up to two years	0	6,396	364	–		–		6,760
of which structured notes over two years	0	38,066	9,924	–		–		47,990
of which other debt instruments over two years	0	1,435	638	–		–		2,073
of which other subordinated bonds	0	5,476	0	–		–		5,476
of which non-recourse liabilities	0	10,642	3,197	–		–		13,839
Other liabilities	0	10,224	2,491	(961)		–		11,754
of which failed sales	0	530	454	–		–		984
Total liabilities at fair value	51,989	391,151	21,555	(254,879)		6		209,822
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.
2
In accordance with US GAAP, certain investments that are measured at fair value using the net asset value per share practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated balance sheet.

Transfers between level 1 and level 2
All transfers between level 1 and level 2 are reported through the last day of the reporting period.
In 6M16, transfers to level 1 out of level 2 were from trading assets and trading liabilities. The transfers from trading assets and trading liabilities were primarily in exchange traded derivatives as prices became observable.
In 6M16, transfers out of level 1 to level 2 were primarily from trading assets. The transfers were primarily in debt for which suitable closing prices were unobtainable as of the end of 6M16.
Transfers between level 1 and level 2
in	6M16		6M15
	Transfers to level 1 out of level 2	Transfers out of level 1 to level 2	Transfers to level 1 out of level 2	Transfers out of level 1 to level 2
Assets (CHF million)
Debt	5	1,667	54	46
Equity	285	835	380	491
Derivatives	2,403	0	3,290	23
Trading assets	2,693	2,502	3,724	560
Liabilities (CHF million)
Debt	2	33	88	21
Equity	16	48	53	82
Derivatives	3,007	8	3,310	80
Trading liabilities	3,025	89	3,451	183

Assets and liabilities measured at fair value on a recurring basis for level 3
								Trading revenues			Other revenues			Accumulated other comprehensive income
6M16	Balance at beginning of period	Transfers in	Transfers out	Purchases	Sales	Issuances	Settlements	On transfers in / out	[1]	On all other	On transfers in / out	[1]	On all other	On transfers in / out	[1]	On all other	Foreign currency translation impact	Balance at end of period
Assets (CHF million)
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	158	0	0	0	0	186	(40)	0		0	0		0	0		0	(4)	300
Securities received as collateral	0	0	0	18	(18)	0	0	0		0	0		0	0		0	0	0
Debt	4,563	543	(625)	2,617	(2,573)	0	0	(11)		(62)	0		2	0		0	2	4,456
of which corporates	1,745	291	(178)	1,744	(1,349)	0	0	0		36	0		0	0		0	0	2,289
of which RMBS	814	142	(381)	365	(468)	0	0	(7)		(82)	0		0	0		0	(10)	373
of which CMBS	215	10	(9)	42	(167)	0	0	0		(32)	0		0	0		0	(2)	57
of which CDO	1,298	48	(8)	433	(320)	0	0	0		(1)	0		1	0		0	(22)	1,429
Equity	871	86	(100)	383	(828)	0	0	(39)		(27)	0		0	0		0	(9)	337
Derivatives	4,831	856	(529)	0	0	1,064	(1,688)	25		525	0		0	0		0	(33)	5,051
of which interest rate products	791	14	(34)	0	0	73	(101)	7		39	0		0	0		0	(7)	782
of which equity/index-related products	936	224	(104)	0	0	279	(286)	12		112	0		0	0		0	8	1,181
of which credit derivatives	1,568	618	(380)	0	0	514	(1,014)	8		287	0		0	0		0	(21)	1,580
Other	4,266	668	(516)	1,931	(1,448)	0	(189)	(13)		216	0		0	0		0	(68)	4,847
Trading assets	14,531	2,153	(1,770)	4,931	(4,849)	1,064	(1,877)	(38)		652	0		2	0		0	(108)	14,691
Investment securities	148	0	(36)	81	(13)	0	(85)	(10)		72	0		0	0		0	(2)	155
Equity	366	7	(1)	52	(62)	0	0	0		23	0		19	0		0	13	417
Life finance instruments	1,669	0	0	96	(188)	0	0	0		136	0		0	0		0	(26)	1,687
Other investments	2,035	7	(1)	148	(250)	0	0	0		159	0		19	0		0	(13)	2,104
Loans	8,950	401	(367)	23	(383)	1,966	(1,443)	(54)		1	0		0	0		0	(103)	8,991
of which commercial and industrial loans	5,735	220	(120)	0	(219)	1,299	(1,020)	(18)		14	0		0	0		0	(54)	5,837
of which financial institutions	1,729	65	(34)	1	(141)	372	(306)	0		(35)	0		0	0		0	(28)	1,623
Other intangible assets (mortgage servicing rights)	112	0	0	6	0	0	0	0		0	0		(4)	0		0	(3)	111
Other assets	7,087	313	(973)	1,252	(4,853)	732	(590)	(47)		(168)	0		(3)	0		0	88	2,838
of which loans held-for-sale [2]	6,768	204	(908)	1,077	(4,815)	732	(590)	(73)		(84)	0		(3)	0		0	91	2,399
Total assets at fair value	33,021	2,874	(3,147)	6,459	(10,366)	3,948	(4,035)	(149)		716	0		14	0		0	(145)	29,190
Liabilities (CHF million)
Customer deposits	254	0	(39)	0	0	126	(14)	0		0	0		0	0		0	0	327
Obligation to return securities received as collateral	0	0	0	18	(18)	0	0	0		0	0		0	0		0	0	0
Trading liabilities	4,615	775	(501)	27	(28)	838	(1,443)	71		459	0		(37)	0		0	(43)	4,733
of which interest rate derivatives	578	15	(24)	0	0	82	(93)	13		(22)	0		0	0		0	(6)	543
of which foreign exchange derivatives	329	4	(1)	0	0	8	(49)	1		148	0		0	0		0	(4)	436
of which equity/index-related derivatives	1,347	132	(183)	0	0	248	(198)	28		(141)	0		0	0		0	3	1,236
of which credit derivatives	1,757	620	(286)	0	0	364	(964)	26		411	0		0	0		0	(24)	1,904
Short-term borrowings	72	20	(8)	0	0	117	(100)	0		11	(3)		0	0		0	(1)	108
Long-term debt	14,123	1,285	(962)	0	0	2,539	(4,242)	(94)		322	0		0	0		(229)	(208)	12,534
of which structured notes over two years	9,924	956	(947)	0	0	2,353	(658)	(95)		157	0		0	0		(229)	(172)	11,289
of which non-recourse liabilities	3,197	0	0	0	0	25	(3,217)	0		25	0		0	0		0	(22)	8
Other liabilities	2,491	140	(116)	114	(43)	2	(548)	(54)		(68)	(1)		(53)	0		0	(25)	1,839
of which failed sales	454	27	(76)	105	(3)	0	0	0		7	0		0	0		0	(9)	505
Total liabilities at fair value	21,555	2,220	(1,626)	159	(89)	3,622	(6,347)	(77)		724	(4)		(90)	0		(229)	(277)	19,541
Net assets/(liabilities) at fair value	11,466	654	(1,521)	6,300	(10,277)	326	2,312	(72)		(8)	4		104	0		229	132	9,649
1 For all transfers to level 3 or out of level 3, the Group determines and discloses as level 3 events only gains or losses through the last day of the reporting period.
2
Includes unrealized losses recorded in trading revenues of CHF (71) million primarily related to subprime exposures in securitized products business and market movements across the wider loans held-for-sale portfolio.

142 / 143

Assets and liabilities measured at fair value on a recurring basis for level 3 (continued)
								Trading revenues			Other revenues
6M15	Balance at beginning of period	Transfers in	Transfers out	Purchases	Sales	Issuances	Settlements	On transfers in / out	[1]	On all other	On transfers in / out	[1]	On all other	Foreign currency translation impact	Balance at end of period
Assets (CHF million)
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	77	0	0	0	0	74	0	0		0	0		0	(5)	146
Debt	4,461	434	(681)	1,284	(1,661)	0	0	(5)		208	0		0	(350)	3,690
of which corporates	1,430	114	(131)	491	(672)	0	0	(4)		156	0		0	(147)	1,237
of which RMBS	612	259	(300)	476	(483)	0	0	(2)		58	0		0	(35)	585
of which CMBS	257	20	(47)	139	(169)	0	0	2		(31)	0		0	(13)	158
of which CDO	1,421	17	(161)	158	(203)	0	0	(1)		42	0		0	(78)	1,195
Equity	896	114	(273)	561	(222)	0	0	13		43	0		0	(56)	1,076
Derivatives	6,823	1,130	(593)	0	0	848	(2,786)	(27)		(172)	0		2	(369)	4,856
of which interest rate products	1,803	23	(198)	0	0	281	(364)	(6)		(301)	0		0	(97)	1,141
of which equity/index-related products	1,063	306	(91)	0	0	191	(503)	2		26	0		2	(58)	938
of which credit derivatives	2,569	656	(304)	0	0	170	(1,472)	(24)		(181)	0		0	(122)	1,292
Other	4,323	707	(540)	2,464	(2,871)	0	(116)	6		154	0		0	(231)	3,896
Trading assets	16,503	2,385	(2,087)	4,309	(4,754)	848	(2,902)	(13)		233	0		2	(1,006)	13,518
Investment securities	3	0	(65)	215	(2)	0	(8)	7		1	0		0	(3)	148
Equity	549	0	0	34	(91)	0	0	0		0	0		(12)	(42)	438
Life finance instruments	1,834	0	0	100	(163)	0	0	0		(45)	0		0	(101)	1,625
Other investments	2,383	0	0	134	(254)	0	0	0		(45)	0		(12)	(143)	2,063
Loans	9,353	631	(750)	334	(665)	1,295	(1,391)	0		(5)	0		13	(546)	8,269
of which commercial and industrial loans	5,853	360	(154)	12	(502)	825	(763)	0		23	0		5	(353)	5,306
of which financial institutions	1,494	240	(132)	26	(21)	452	(132)	0		(28)	0		8	(87)	1,820
Other intangible assets (mortgage servicing rights)	70	0	0	10	0	0	0	0		6	0		0	(5)	81
Other assets	7,468	1,260	(2,460)	2,880	(2,359)	478	(960)	(2)		(131)	0		(13)	(508)	5,653
of which loans held-for-sale	6,851	1,259	(2,415)	2,832	(2,242)	478	(960)	1		(21)	0		(13)	(479)	5,291
Total assets at fair value	35,857	4,276	(5,362)	7,882	(8,034)	2,695	(5,261)	(8)		59	0		(10)	(2,216)	29,878
Liabilities (CHF million)
Customer deposits	100	15	(20)	0	0	0	(28)	0		0	0		0	(9)	58
Trading liabilities	6,417	971	(1,039)	37	(18)	588	(2,054)	27		(175)	(2)		1	(340)	4,413
of which interest rate derivatives	1,202	27	(233)	0	0	95	(142)	(3)		17	0		1	(67)	897
of which foreign exchange derivatives	560	2	0	0	0	3	(43)	0		(210)	0		0	(27)	285
of which equity/index-related derivatives	1,466	44	(468)	0	0	129	(190)	43		214	0		0	(87)	1,151
of which credit derivatives	2,760	766	(332)	0	0	164	(1,567)	(13)		(188)	(2)		0	(131)	1,457
Short-term borrowings	95	49	(10)	0	0	175	(90)	0		7	0		0	(8)	218
Long-term debt	14,608	1,189	(2,724)	0	0	4,926	(3,108)	6		(185)	0		0	(865)	13,847
of which structured notes over two years	10,267	454	(1,901)	0	0	3,688	(2,209)	8		(125)	0		0	(619)	9,563
of which non-recourse liabilities	2,952	626	(655)	0	0	552	(470)	(2)		(52)	0		0	(165)	2,786
Other liabilities	3,363	45	(1,129)	104	(72)	0	(178)	0		(83)	7		214	(201)	2,070
of which failed sales	616	4	(4)	91	(46)	0	0	2		(115)	0		0	(34)	514
Total liabilities at fair value	24,583	2,269	(4,922)	141	(90)	5,689	(5,458)	33		(436)	5		215	(1,423)	20,606
Net assets/(liabilities) at fair value	11,274	2,007	(440)	7,741	(7,944)	(2,994)	197	(41)		495	(5)		(225)	(793)	9,272
1 For all transfers to level 3 or out of level 3, the Group determines and discloses as level 3 events only gains or losses through the last day of the reporting period.
144 / 145

Gains and losses on assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (level 3)
in	6M16				6M15
	Trading revenues	Other revenues	Total revenues		Trading revenues	Other revenues	Total revenues
Gains and losses on assets and liabilities (CHF million)
Net realized/unrealized gains/(losses) included in net revenues	(80)	108	28	[1]	454	(230)	224	[1]
Whereof:
Unrealized gains/(losses) relating to assets and liabilities still held as of the reporting date	(294)	13	(281)		(464)	(21)	(485)
1 Excludes net realized/unrealized gains/(losses) attributable to foreign currency translation impact.
Both observable and unobservable inputs may be used to determine the fair value of positions that have been classified within level 3. As a result, the unrealized gains and losses for assets and liabilities within level 3 presented in the table above may include changes in fair value that were attributable to both observable and unobservable inputs.
The Group employs various economic hedging techniques in order to manage risks, including risks in level 3 positions. Such techniques may include the purchase or sale of financial instruments that are classified in levels 1 and/or 2. The realized and unrealized gains and losses for assets and liabilities in level 3 presented in the table above do not reflect the related realized or unrealized gains and losses arising on economic hedging instruments classified in levels 1 and/or 2.
Transfers in and out of level 3
Transfers into level 3 assets during 6M16 were CHF 2,874 million, primarily from trading assets and loans. The transfers were primarily in the corporate credit and emerging markets businesses due to limited observability of pricing data and reduced pricing information from external providers. Transfers out of level 3 assets during 6M16 were CHF 3,147 million, primarily in trading assets and loans held-for-sale. The transfers out of level 3 assets were primarily in the corporate credit, emerging markets and prime services businesses due to increased availability of pricing information.
Transfers into level 3 assets during 2Q16 were CHF 1,484 million, primarily from trading assets. The transfers were primarily in the corporate credit and emerging markets businesses due to limited observability of pricing data and reduced pricing information from external providers. Transfers out of level 3 assets during 2Q16 were CHF 1,289 million, primarily in trading assets. The transfers out of level 3 assets were primarily in the global credit, emerging markets and prime services businesses due to increased availability of pricing information.
Qualitative disclosures of valuation techniques
Overview
The Group has implemented and maintains a valuation control framework, which is supported by policies and procedures that define the principles for controlling the valuation of the Group’s financial instruments.
> Refer to “Note 35 – Financial instruments” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2015 for further information on the Group’s valuation control framework.
The following information on the valuation techniques and significant unobservable inputs of the various financial instruments, and the sensitivity of fair value measurements to changes in significant unobservable inputs, should be read in conjunction with the tables “Quantitative information about level 3 assets at fair value” and “Quantitative information about level 3 liabilities at fair value”.
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions
Securities purchased under resale agreements and securities sold under repurchase agreements are measured at fair value using discounted cash flow analysis. Future cash flows are discounted using observable market interest rate repurchase/resale curves for the applicable maturity and underlying collateral of the instruments. As such, the significant majority of both securities purchased under resale agreements and securities sold under repurchase agreements are included in level 2 of the fair value hierarchy. Structured resale and repurchase agreements include embedded derivatives, which are measured using the same techniques as described below for stand-alone derivative contracts held for trading purposes or used in hedge accounting relationships. If the value of the embedded derivative is determined using significant unobservable inputs, those structured resale and repurchase agreements are classified within level 3 of the fair value hierarchy. The significant unobservable input is funding spread.
Securities purchased under resale agreements are usually fully collateralized or over collateralized by government securities, money market instruments, corporate bonds, or other debt instruments. In the event of counterparty default, the collateral service agreement provides the Group with the right to liquidate the collateral held.
Debt securities
Foreign governments and corporates
Government debt securities typically have quoted prices in active markets and are categorized as level 1 instruments. For debt securities for which market prices are not available, valuations are based on yields reflecting credit rating, historical performance, delinquencies, loss severity, the maturity of the security, recent transactions in the market or other modeling techniques, which may involve judgment. Those securities where the price or model inputs are observable in the market are categorized as level 2 instruments, while those securities where prices are not observable and significant model inputs are unobservable are categorized as level 3 of the fair value hierarchy.
Corporate bonds are priced to reflect current market levels either through recent market transactions or broker or dealer quotes. Where a market price for the particular security is not directly available, valuations are obtained based on yields reflected by other instruments in the specific or similar entity’s capital structure and adjusting for differences in seniority and maturity, benchmarking to a comparable security where market data is available (taking into consideration differences in credit, liquidity and maturity), or through the application of cash flow modeling techniques utilizing observable inputs, such as current interest rate curves and observable CDS spreads. Significant unobservable inputs may include price and correlation. For securities using market comparable price, the differentiation between level 2 and level 3 is based upon the relative significance of any yield adjustments as well as the accuracy of the comparison characteristics (i.e., the observable comparable security may be in the same country but a different industry and may have a different seniority level – the lower the comparability the more likely the security will be level 3).
CMBS, RMBS and CDO securities
Fair values of RMBS, CMBS and CDO may be available through quoted prices, which are often based on the prices at which similarly structured and collateralized securities trade between dealers and to and from customers. Fair values of RMBS, CMBS and CDO for which there are significant unobservable inputs are valued using capitalization rate and discount rate. Price may not be observable for fair value measurement purposes for many reasons, such as the length of time since the last executed transaction for the related security, use of a price from a similar instrument, or use of a price from an indicative quote. Fair values determined by market comparable price may include discounted cash flow models using the inputs prepayment rate, default rate, loss severity, discount rate and credit spread. Prices from similar observable instruments are used to calculate implied inputs which are then used to value unobservable instruments using discounted cash flow. The discounted cash flow price is then compared to the unobservable prices and assessed for reasonableness.
For most structured debt securities, determination of fair value requires subjective assessment depending on liquidity, ownership concentration, and the current economic and competitive environment. Valuation is determined based on the Front Office’s own assumptions about how market participants would price the asset. Collateralized bond and loan obligations are split into various structured tranches and each tranche is valued based upon its individual rating and the underlying collateral supporting the structure. Valuation models are used to value both cash and synthetic CDOs.
Equity securities
The majority of the Group’s positions in equity securities are traded on public stock exchanges for which quoted prices are readily and regularly available and are therefore categorized as level 1 instruments. Level 2 and level 3 equities include fund-linked products, convertible bonds or equity securities with restrictions that are not traded in active markets. Significant unobservable inputs may include earnings before interest, taxes, depreciation and amortization (EBITDA) multiple.
Derivatives
Derivatives held for trading purposes or used in hedge accounting relationships include both OTC and exchange-traded derivatives. The fair values of exchange-traded derivatives measured using observable exchange prices are included in level 1 of the fair value hierarchy. For exchange-traded derivatives where the volume of trading is low, the observable exchange prices may not be considered executable at the reporting date. These derivatives are valued in the same manner as similar observable OTC derivatives and are included in level 2 of the fair value hierarchy. If the similar OTC derivative used for valuing the exchange-traded derivative is not observable, the exchange-traded derivative is included in level 3 of the fair value hierarchy.
The fair values of OTC derivatives are determined on the basis of either industry standard models or internally developed proprietary models. Both model types use various observable and unobservable inputs in order to determine fair value. The inputs include those characteristics of the derivative that have a bearing on the economics of the instrument. The determination of the fair value of many derivatives involves only a limited degree of subjectivity because the required inputs are observable in the marketplace, while more complex derivatives may use unobservable inputs that rely on specific proprietary modeling assumptions. Where observable inputs (prices from exchanges, dealers, brokers or market consensus data providers) are not available, attempts are made to infer values from observable prices through model calibration (spot and forward rates, mean reversion, benchmark interest rate curves and volatility inputs for commonly traded option products). For inputs that cannot be derived from other sources, estimates from historical data may be made. OTC derivatives where the majority of the value is derived from market observable inputs are categorized as level 2 instruments, while those where the majority of the value is derived from unobservable inputs are categorized as level 3 of the fair value hierarchy.
The valuation of derivatives includes an adjustment for the cost of funding uncollateralized OTC derivatives.
Interest rate derivatives
OTC vanilla interest rate products, such as interest rate swaps, swaptions, and caps and floors are valued by discounting the anticipated future cash flows. The future cash flows and discounting are derived from market standard yield curves and industry standard volatility inputs. Where applicable, exchange-traded prices are also used to value exchange-traded futures and options and can be used in yield curve construction. For more complex products, inputs include, but are not limited to correlation, volatility skew, prepayment rate, basis spread, gap risk and funding spread.
Foreign exchange derivatives
Foreign exchange derivatives include vanilla products such as spot, forward and option contracts where the anticipated discounted future cash flows are determined from foreign exchange forward curves and industry standard optionality modeling techniques. Where applicable, exchange-traded prices are also used for futures and option prices. For more complex products inputs include, but are not limited to prepayment rate and correlation.
Equity and index-related derivatives
Equity derivatives include a variety of products ranging from vanilla options and swaps to exotic structures with bespoke payoff profiles. The main inputs in the valuation of equity derivatives may include volatility, buyback probability, gap risk and correlation.
Generally, the interrelationship between the volatility and correlation is positively correlated.
Credit derivatives
Credit derivatives include index and single name CDS in addition to more complex structured credit products. Vanilla products are valued using industry standard models and inputs that are generally market observable including credit spread and recovery rate.
Complex structured credit derivatives are valued using proprietary models requiring unobservable inputs such as recovery rate, credit spread and correlation. These inputs are generally implied from available market observable data. Fair values determined by price may include discounted cash flow models using the inputs prepayment rate, default rate, loss severity and discount rate.
Other trading assets
Other trading assets primarily include RMBS loans and life settlement and premium finance instruments. Life settlement and premium finance instruments are valued using proprietary models with several inputs. The significant unobservable inputs of the fair value for life settlement and premium finance instruments is the estimate of market implied life expectancy, while for RMBS loans it is market comparable price.
For life settlement and premium finance instruments, individual life expectancy rates are typically obtained by multiplying a base mortality curve for the general insured population provided by a professional actuarial organization together with an individual-specific multiplier. Individual-specific multipliers are determined based on data from third-party life expectancy data providers, which examine the insured individual’s medical conditions, family history and other factors to arrive at a life expectancy estimate.
For RMBS loans, the use of market comparable price varies depending upon each specific loan. For some loans, similar to unobservable RMBS securities, prices from similar observable instruments are used to calculate implied inputs which are then used to value unobservable instruments using discounted cash flow. The discounted cash flow price is then compared to the unobservable prices and assessed for reasonableness. For other RMBS loans, the loans are categorized by specific characteristics, such as loan-to-value ratio, average account balance, loan type (single or multi-family), lien, seasoning, coupon, FICO score, locality, delinquency status, cash flow velocity, roll rates, loan purpose, occupancy, servicers advance agreement type, modification status, Federal Housing Administration insurance, property value and documentation quality. Loans with unobservable prices are put into consistent buckets which are then compared to market observable comparable prices in order to assess the reasonableness of those unobservable prices.
Other investments
Private equity, hedge funds and other equity investments
Other equity investments principally includes equity investments in the form of a) direct investments in third-party hedge funds, private equity funds and funds of funds, b) equity-method investments where the Group has the ability to significantly influence the operating and financial policies of the investee, and c) direct investments in non-marketable equity securities.
Direct investments in third-party hedge funds, private equity funds and funds of funds are measured at fair value based on their published NAVs as permitted by ASC Topic 820 – Fair Value Measurement. In some cases, NAVs may be adjusted where there is sufficient evidence that the NAV published by the investment manager is not in line with the fund’s observable market data, it is probable that the investment will be sold for an amount other than NAV or there exist other circumstances that would require an adjustment to the published NAV. Although rarely adjusted, significant judgment is involved in making any adjustments to the published NAVs. The investments for which the fair value is measured using the net asset value practical expedient are not categorized within the fair value hierarchy.
Direct investments in non-marketable equity securities consist of both real estate investments and non-real estate investments. Equity-method investments and direct investments in non-marketable equity securities are initially measured at their transaction price, as this is the best estimate of fair value. Thereafter, these investments are individually measured at fair value based upon a number of factors that include any recent rounds of financing involving third-party investors, comparable company transactions, multiple analyses of cash flows or book values, or discounted cash flow analyses. The availability of information used in these modeling techniques is often limited and involves significant judgment in evaluating these different factors over time. As a result, these investments are included in level 3 of the fair value hierarchy.
Life finance instruments
Life finance instruments include Single Premium Immediate Annuities (SPIA) and other premium finance instruments. Life finance instruments are valued in a similar manner as described for life settlement and premium finance instruments under the other trading assets section above.

Loans
The Group’s loan portfolio which is measured at fair value primarily consists of commercial and industrial loans and loans to financial institutions. Within these categories, loans measured at fair value include commercial loans, real estate loans, corporate loans, leverage finance loans and emerging market loans. Fair value is based on recent transactions and quoted prices, where available. Where recent transactions and quoted prices are not available, fair value may be determined by relative value benchmarking (which includes pricing based upon another position in the same capital structure, other comparable loan issues, generic industry credit spreads, implied credit spreads derived from CDS for the specific borrower, and enterprise valuations) or calculated based on the exit price of the collateral, based on current market conditions.
Both the funded and unfunded portion of revolving credit lines on the corporate lending portfolio are valued using a loan pricing model, which requires estimates of significant inputs including credit spreads, recovery rates, credit conversion factors, and weighted average life of the loan. Significant unobservable inputs may include credit spread and price.
The Group’s other assets and liabilities include mortgage loans held in conjunction with securitization activities and assets and liabilities of VIEs and mortgage securitizations that do not meet the criteria for sale treatment under US GAAP. The fair value of mortgage loans held in conjunction with securitization activities is determined on a whole-loan basis and is consistent with the valuation of RMBS loans discussed in “Other trading assets” above. Whole-loan valuations are calculated based on the exit price reflecting the current market conditions. The fair value of assets and liabilities of VIEs and mortgage securitizations that do not meet the criteria for sale treatment under US GAAP are determined based on the quoted prices for securitized bonds, where available, or on cash flow analyses for securitized bonds, when quoted prices are not available. The fair value of the consolidated financial assets of RMBS and CMBS securitization vehicles, which qualify as collateralized financing entities, are measured on the basis of the more observable fair value of the VIEs financial liabilities.
Accrual based loans in the Group’s private, corporate and institutional banking businesses, for which an estimated fair value is disclosed in the table “Carrying value and fair value of financial instruments not carried at fair value” below, include consumer loans relating to mortgages, loans collateralized by securities or consumer finance, as well as corporate and institutional loans relating to real estate, commercial and industrial loans, and loans to financial institutions, governments and public institutions. Fair values for these loans are determined by using a discounted cash flow model. Future cash flows are discounted using risk-adjusted discount rates which are derived from observable market interest rates for the applicable maturity and currency and from counterparty-related credit spreads.
Deposits
Accrual based deposits with a stated maturity, for which an estimated fair value is disclosed in the table “Carrying value and fair value of financial instruments not carried at fair value” below, are generally fair valued by using a discounted cash flow model incorporating the Group’s credit spreads. The estimated fair value of accrual accounted deposits without a stated maturity approximates the carrying amount; however, the value does not include an estimate of the value attributed to the long-term relationships with its customers that in the aggregate adds significant value to the Group’s stable deposit base.
Short-term borrowings and long-term debt
The Group’s short-term borrowings and long-term debt include structured notes (hybrid financial instruments that are both bifurcatable and non-bifurcatable) and vanilla debt. The fair value of structured notes is based on quoted prices, where available. When quoted prices are not available, fair value is determined by using a discounted cash flow model incorporating the Group’s credit spreads, the value of derivatives embedded in the debt and the residual term of the issuance based on call options. Derivatives structured into the issued debt are valued consistently with the Group’s stand-alone derivative contracts held for trading purposes or used in hedge accounting relationships as discussed above. The fair value of structured debt is heavily influenced by the combined call options and performance of the underlying derivative returns. Significant unobservable inputs for long-term debt include buyback probability, gap risk, correlation, volatility, credit spread, mean reversion and price.
Generally, the interrelationships between volatility, correlation, gap risk and credit spread inputs are positively correlated.
Other liabilities
Failed sales
These liabilities represent the financing of assets that did not achieve sale accounting treatment under US GAAP. Failed sales are valued in a manner consistent with the related underlying financial instruments.
Short-term financial instruments
Certain short-term financial instruments are not carried at fair value on the balance sheet, but a fair value has been disclosed in the table “Carrying value and fair value of financial instruments not carried at fair value” below. These instruments include: cash and due from banks, cash collateral receivables and payables and other receivables and payables arising in the ordinary course of business. For these financial instruments, the carrying value approximates the fair value due to the relatively short period of time between their origination and expected realization, as well as the minimal credit risk inherent in these instruments.
Sensitivity of fair value measurements to changes in significant unobservable inputs
For level 3 assets with a significant unobservable input of EBITDA multiple, market implied life expectancy (for life finance instruments), buyback probability, correlation, price, volatility, volatility skew or funding spread, in general, an increase in the significant unobservable input would increase the fair value. For level 3 assets with a significant unobservable input of market implied life expectancy (for life settlement and premium finance instruments), capitalization rate, discount rate, prepayment rate, gap risk, recovery rate or credit spread, in general, an increase in the significant unobservable input would decrease the fair value.
For level 3 liabilities, in general, an increase in the related significant unobservable inputs would have the inverse impact on fair value. An increase in the significant unobservable input mean reversion would increase the fair value. An increase in the significant unobservable input basis spread would decrease the fair value.
Interrelationships between significant unobservable inputs
Except as noted above, there are no material interrelationships between the significant unobservable inputs for the financial instruments. As the significant unobservable inputs move independently, generally an increase or decrease in one significant unobservable input will have no impact on the other significant unobservable inputs.
Quantitative disclosures of valuation techniques
The following tables provide the representative range of minimum and maximum values and the associated weighted averages of each significant unobservable input for level 3 assets and liabilities by the related valuation technique most significant to the related financial instrument.
Quantitative information about level 3 assets at fair value
end of 2Q16	Fair value	Valuation technique	Unobservable input	Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	300	Discounted cash flow	Funding spread, in bp	10	450	215
Debt	4,456
of which corporates	2,289
of which	467	Option model	Correlation, in %	(85)	98	22
of which	1,440	Market comparable	Price, in %	0	131	92
of which	47	Discounted cash flow	Credit spread, in bp	140	1,169	292
of which RMBS	373	Discounted cash flow	Discount rate, in %	0	39	8
			Prepayment rate, in %	0	28	9
			Default rate, in %	0	15	4
			Loss severity, in %	0	100	55
of which CMBS	57	Discounted cash flow	Capitalization rate, in %	7	8	7
			Discount rate, in %	0	11	5
			Prepayment rate, in %	0	15	5
of which CDO	1,429
of which	206	Discounted cash flow	Discount rate, in %	5	32	16
			Prepayment rate, in %	0	20	11
			Credit spread, in bp	166	305	213
			Default rate, in %	0	8	2
			Loss severity, in %	3	100	62
of which	805	Market comparable	Price, in %	207	207	207
Equity	337	Market comparable	EBITDA multiple	0	10	6
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

Quantitative information about level 3 assets at fair value (continued)
end of 2Q16	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Derivatives	5,051
of which interest rate products	782	Option model	Correlation, in %		16	100	49
			Prepayment rate, in %		1	36	14
			Volatility skew, in %		(8)	0	(3)
of which equity/index-related products	1,181	Option model	Correlation, in %		(85)	98	21
			Volatility, in %		0	144	18
			Buyback probability, in %	[2]	50	100	63
			Gap risk, in %	[3]	0	5	2
of which credit derivatives	1,580	Discounted cash flow	Credit spread, in bp		0	2,799	398
			Recovery rate, in %		0	93	23
			Discount rate, in %		3	55	20
			Default rate, in %		0	33	6
			Loss severity, in %		15	100	64
			Correlation, in %		43	97	92
			Prepayment rate, in %		0	12	5
Other	4,847
of which	3,551	Market comparable	Price, in %		0	102	41
of which	941	Discounted cash flow	Market implied life expectancy, in years		3	17	9
Trading assets	14,691
Investment securities	155	–	–		–	–	–
Private equity	7	–	–		–	–	–
Other equity investments	410	–	–		–	–	–
Life finance instruments	1,687	Discounted cash flow	Market implied life expectancy, in years		2	19	7
Other investments	2,104
Loans	8,991
of which commercial and industrial loans	5,837
of which	4,783	Discounted cash flow	Credit spread, in bp		5	5,400	431
of which	995	Market comparable	Price, in %		0	106	64
of which financial institutions	1,623
of which	1,546	Discounted cash flow	Credit spread, in bp		78	846	333
of which	14	Market comparable	Price, in %		0	70	70
Other intangible assets (mortgage servicing rights)	111	–	–		–	–	–
Other assets	2,838
of which loans held-for-sale	2,399
of which	274	Vendor price	Price, in %		25	99	97
of which	828	Discounted cash flow	Credit spread, in bp		117	1,845	374
			Recovery rate, in %		0	1	1
of which	945	Market comparable	Price, in %		0	101	65
Total level 3 assets at fair value	29,190
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

2 Estimate of the probability of structured notes being put back to the Group at the option of the investor over the remaining life of the financial instruments.
3 Risk of unexpected large declines in the underlying values occuring between collateral settlement dates.

Quantitative information about level 3 assets at fair value (continued)
end of 4Q15	Fair value	Valuation technique	Unobservable input	Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	158	Discounted cash flow	Funding spread, in bp	350	475	361
Debt	4,563
of which corporates	1,745
of which	240	Option model	Correlation, in %	(87)	99	17
of which	836	Market comparable	Price, in %	0	128	29
of which	285	Discounted cash flow	Credit spread, in bp	134	1,408	493
of which RMBS	814	Discounted cash flow	Discount rate, in %	1	36	8
			Prepayment rate, in %	0	27	9
			Default rate, in %	0	20	3
			Loss severity, in %	0	100	50
of which CMBS	215	Discounted cash flow	Capitalization rate, in %	7	8	7
			Discount rate, in %	0	23	8
			Prepayment rate, in %	0	16	3
			Default rate, in %	0	32	1
			Loss severity, in %	0	75	4
of which CDO	1,298
of which	66	Vendor price	Price, in %	0	100	96
of which	329	Discounted cash flow	Discount rate, in %	1	25	11
			Prepayment rate, in %	0	20	14
			Credit spread, in bp	293	336	309
			Default rate, in %	0	10	2
			Loss severity, in %	0	100	46
of which	807	Market comparable	Price, in %	214	214	214
Equity	871
of which	342	Option model	Volatility, in %	2	253	29
of which	471	Market comparable	EBITDA multiple	3	12	8
			Price, in %	0	202	96
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

Quantitative information about level 3 assets at fair value (continued)
end of 4Q15	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Derivatives	4,831
of which interest rate products	791	Option model	Correlation, in %		17	100	63
			Prepayment rate, in %		1	36	16
			Volatility skew, in %		(8)	0	(2)
			Mean reversion, in %	[2]	5	10	10
			Credit spread, in bp		130	1,687	330
of which equity/index-related products	936
	778	Option model	Correlation, in %		(87)	99	23
			Volatility, in %		0	253	26
	109	Market comparable	EBITDA multiple		4	10	7
			Price, in %		97	97	97
of which credit derivatives	1,568	Discounted cash flow	Credit spread, in bp		1	2,349	331
			Recovery rate, in %		0	60	23
			Discount rate, in %		2	50	19
			Default rate, in %		1	35	6
			Loss severity, in %		15	100	64
			Correlation, in %		43	97	85
			Prepayment rate, in %		0	12	4
			Funding spread, in bp		61	68	67
Other	4,266
of which	2,859	Market comparable	Price, in %		0	106	45
of which	865	Discounted cash flow	Market implied life expectancy, in years		3	18	8
Trading assets	14,531
Investment securities	148	–	–		–	–	–
Other equity investments	366	–	–		–	–	–
Life finance instruments	1,669	Discounted cash flow	Market implied life expectancy, in years		2	20	8
Other investments	2,035
Loans	8,950
of which commercial and industrial loans	5,735
of which	3,799	Discounted cash flow	Credit spread, in bp		70	2,528	474
of which	1,146	Market comparable	Price, in %		0	106	65
of which financial institutions	1,729
	1,451	Discounted cash flow	Credit spread, in bp		84	826	359
	109	Market comparable	Price, in %		0	100	98
Other intangible assets (mortgage servicing rights)	112	–	–		–	–	–
Other assets	7,087
of which loans held-for-sale	6,768
of which	3,594	Vendor price	Price, in %		0	101	97
of which	722	Discounted cash flow	Credit spread, in bp		99	3,220	515
			Recovery rate, in %		1	1	1
of which	2,251	Market comparable	Price, in %		0	104	76
Total level 3 assets at fair value	33,021
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

2 Management's best estimate of the speed at which interest rates will revert to the long-term average.

Quantitative information about level 3 liabilities at fair value
end of 2Q16	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Customer deposits	327	–	–		–	–	–
Trading liabilities	4,733
of which interest rate derivatives	543	Option model	Basis spread, in bp		(16)	73	39
			Correlation, in %		16	100	82
			Prepayment rate, in %		0	36	7
			Gap risk, in %	[2]	20	20	20
			Funding spread, in bp		218	218	218
of which foreign exchange derivatives	436	Option model	Correlation, in %		(10)	70	55
			Prepayment rate, in %		25	36	30
of which equity/index-related derivatives	1,236	Option model	Correlation, in %		(85)	98	21
			Volatility, in %		2	144	26
			Buyback probability, in %	[3]	50	100	63
of which credit derivatives	1,904	Discounted cash flow	Credit spread, in bp		0	2,799	274
			Discount rate, in %		3	55	20
			Default rate, in %		0	33	6
			Recovery rate, in %		2	82	25
			Loss severity, in %		15	100	64
			Correlation, in %		16	96	64
			Prepayment rate, in %		0	14	5
Short-term borrowings	108	–	–		–	–	–
Long-term debt	12,534
of which structured notes over two years	11,289
of which	10,396	Option model	Correlation, in %		(85)	99	22
			Volatility, in %		2	144	30
			Buyback probability, in %	[3]	50	100	63
			Gap risk, in %	[2]	0	2	1
			Mean reversion, in %	[4]	(14)	(1)	(7)
of which	667	Discounted cash flow	Credit spread, in bp		1	2,011	236
Other liabilities	1,839
of which failed sales	505
of which	424	Market comparable	Price, in %		0	100	79
of which	37	Discounted cash flow	Discount rate, in %		6	43	25
Total level 3 liabilities at fair value	19,541
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

2 Risk of unexpected large declines in the underlying values occuring between collateral settlement dates.
3 Estimate of the probability of structured notes being put back to the Group at the option of the investor over the remaining life of the financial instruments.
4 Management's best estimate of the speed at which interest rates will revert to the long-term average.

Quantitative information about level 3 liabilities at fair value (continued)
end of 4Q15	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Customer deposits	254	–	–		–	–	–
Trading liabilities	4,615
of which interest rate derivatives	578	Option model	Basis spread, in bp		(7)	53	25
			Correlation, in %		17	100	75
			Mean reversion, in %	[2]	5	10	8
			Prepayment rate, in %		0	36	9
			Gap risk, in %	[3]	20	20	20
			Funding spread, in bp		218	218	218
of which foreign exchange derivatives	329	Option model	Correlation, in %		(10)	70	54
			Prepayment rate, in %		24	36	30
of which equity/index-related derivatives	1,347	Option model	Correlation, in %		(87)	99	17
			Volatility, in %		2	253	26
			Buyback probability, in %	[4]	50	100	59
of which credit derivatives	1,757	Discounted cash flow	Credit spread, in bp		1	1,687	275
			Discount rate, in %		2	50	19
			Default rate, in %		1	33	5
			Recovery rate, in %		8	60	27
			Loss severity, in %		15	100	64
			Correlation, in %		17	95	80
			Funding spread, in bp		51	68	68
			Prepayment rate, in %		0	12	5
Short-term borrowings	72	–	–		–	–	–
Long-term debt	14,123
of which structured notes over two years	9,924	Option model	Correlation, in %		(87)	99	17
			Volatility, in %		2	253	28
			Buyback probability, in %	[4]	50	100	59
			Gap risk, in %	[3]	0	3	1
			Credit spread, in bp		153	182	177
of which non-recourse liabilities	3,197
of which	3,183	Vendor price	Price, in %		0	101	97
of which	14	Market comparable	Price, in %		0	87	9
Other liabilities	2,491
of which failed sales	454
of which	379	Market comparable	Price, in %		0	106	90
of which	68	Discounted cash flow	Credit spread, in bp		571	1,687	1,425
			Discount rate, in %		7	23	15
Total level 3 liabilities at fair value	21,555
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

2 Management's best estimate of the speed at which interest rates will revert to the long-term average.
3 Risk of unexpected large declines in the underlying values occuring between collateral settlement dates.
4 Estimate of the probability of structured notes being put back to the Group at the option of the investor over the remaining life of the financial instruments.
Qualitative discussion of the ranges of significant unobservable inputs
The following sections provide further information about the ranges of significant unobservable inputs included in the tables above. The level of aggregation and diversity within the financial instruments disclosed in the tables above results in certain ranges of significant inputs being wide and unevenly distributed across asset and liability categories.
Discount rate
The discount rate is the rate of interest used to calculate the present value of the expected cash flows of a financial instrument. There are multiple factors that will impact the discount rate for any given financial instrument including the coupon on the instrument, the term and the underlying risk of the expected cash flows. Two instruments of similar term and expected cash flows may have significantly different discount rates because the coupons on the instruments are different.

Default rate and loss severity
For financial instruments backed by residential real estate or other assets, diversity in the portfolio is reflected in a wide range for loss severity due to varying levels of default. The lower end of the range represents high performing or government guaranteed collateral with a low probability of default or guaranteed timely payment of principal and interest, while the higher end of the range relates to collateral with a greater risk of default.
Credit spread and recovery rate
For financial instruments where credit spread is the significant unobservable input, the wide range represents positions with varying levels of risk. The lower end of the credit spread range typically represents shorter-dated instruments and/or those with better perceived credit risk. The higher end of the range typically comprises longer-dated financial instruments or those referencing non-performing, distressed or impaired reference credits. Similarly, the spread between the reference credit and an index can vary significantly based on the risk of the instrument. The spread will be positive for instruments that have a higher risk of default than the index (which is based on a weighted average of its components) and negative for instruments that have a lower risk of default than the index.
Similarly, recovery rates can vary significantly depending upon the specific assets and terms of each transaction. Transactions with higher seniority or more valuable collateral will have higher recovery rates, while those transactions which are more subordinated or with less valuable collateral will have lower recovery rates.
Correlation
There are many different types of correlation inputs, including credit correlation, cross-asset correlation (such as equity-interest rate correlation), and same-asset correlation (such as interest rate-interest rate correlation). Correlation inputs are generally used to value hybrid and exotic instruments. Due to the complex and unique nature of these instruments, the ranges for correlation inputs can vary widely across portfolios.
Prepayment rate
Prepayment rates may vary from collateral pool to collateral pool, and are driven by a variety of collateral-specific factors, including the type and location of the underlying borrower, the remaining tenor of the obligation and the level and type (e.g., fixed or floating) of interest rate being paid by the borrower.
Volatility and volatility skew
Volatility and its skew are both impacted by the underlying risk, term and strike price of the derivative. In the case of interest rate derivatives, volatility may vary significantly between different underlying currencies and expiration dates on the options. Similarly, in the case of equity derivatives, the volatility attributed to a structure may vary depending upon the underlying reference name on the derivative.
Market implied life expectancy
Market implied life expectancy is the primary significant unobservable input on such products as life settlement, premium finance and SPIA, and represents the estimated mortality rate for the underlying insured for each contract. This estimate may vary depending upon multiple factors including the age and specific health characteristics of the insured.
Price
Bond equivalent price is a primary significant unobservable input for multiple products. Where market prices are not available for an instrument, benchmarking may be utilized to identify comparable issues (same industry and similar product mixes) while adjustments are considered for differences in deal terms and performance.
Buyback probability
Buyback probability is the probability assigned to structured notes being unwound prior to their legal maturity.
Gap risk
Gap risk is the primary significant unobservable input for fund-linked Constant Proportion Portfolio Insurance products and structures where the payoff may be sensitive to discontinuity in the hedging portfolio.
Mean reversion
Mean reversion is the primary significant unobservable input for callable constant maturity swap (CMS) spread exotics and represents the idea that prices and returns eventually move back towards the historical average.
Funding spread
Funding spread is the primary significant unobservable input for special purpose vehicle funding facilities. Synthetic funding curves which represent the assets pledged as collateral are used to value structured financing transactions. The curves provide an estimate of where secured funding can be sourced and are expressed as a basis point spread in relation to the referenced benchmark rate.
Capitalization rate
Capitalization rate is the primary significant unobservable input for CMBS loans and is used to estimate the potential return on investment. This is done by dividing the yearly income by the total value of the property.
Basis spread
Basis spread is the primary significant unobservable input for non-callable constant maturity treasury-CMS products and is used to determine interest rate risk as a result of differing lending and borrowing rates.

EBITDA multiple
EBITDA multiple is a primary significant unobservable input for some equity deals which are benchmarked using industry comparables. The EBITDA multiple may be preferred over other measures because it is normalized for differences between the accounting policies of similar companies.
Fair value measurements of investments in certain entities that calculate NAV per share
Investments in funds held in trading assets and liabilities primarily include positions held in equity funds of funds as an economic hedge for structured notes and derivatives issued to clients that reference the same underlying risk and liquidity terms of the fund. A majority of these funds have limitations imposed on the amount of withdrawals from the fund during the redemption period due to illiquidity of the investments. In other instances, the withdrawal amounts may vary depending on the redemption notice period and are usually larger for the longer redemption notice periods. In addition, penalties may apply if redemption is within a certain time period from initial investment.
Investment in funds held in other investments principally involves private securities and, to a lesser extent, publicly traded securities and fund of funds. Several of these investments have redemption restrictions subject to the discretion of the Board of Directors of the fund and/or redemption is permitted without restriction, but is limited to a certain percentage of total assets or only after a certain date.
Furthermore, for those investments held in both trading assets and other investments that are nonredeemable, the underlying assets of such funds are expected to be liquidated over the life of the fund, which is generally up to 10 years.
The following table pertains to investments in certain entities that calculate NAV per share or its equivalent, primarily private equity and hedge funds. These investments do not have a readily determinable fair value and are measured at fair value using NAV.
Fair value, unfunded commitments and term of redemption conditions
end of	2Q16							4Q15
	Non- redeemable		Redeemable		Total fair value	Unfunded commit- ments		Non- redeemable		Redeemable		Total fair value	Unfunded commit- ments
Fair value and unfunded commitments (CHF million)
Debt funds	0		0		0	0		2		0		2	0
Equity funds	69		1,701	[1]	1,770	0		79		1,606	[2]	1,685	0
Equity funds sold short	0		(5)		(5)	0		0		(6)		(6)	0
Total funds held in trading assets and liabilities	69		1,696		1,765	0		81		1,600		1,681	0
Debt funds	200		38		238	0		184		76		260	1
Equity funds	1		0		1	0		0		0		0	0
Others	0		35		35	0		0		35		35	0
Hedge funds	201		73	[3]	274	0		184		111	[4]	295	1
Debt funds	7		0		7	5		11		0		11	17
Equity funds	237		0		237	55		437		0		437	115
Real estate funds	221		0		221	57		282		0		282	76
Others	125		0		125	65		312		0		312	141
Private equities	590		0		590	182		1,042		0		1,042	349
Equity method investments	444		96		540	76		660		196		856	100
Total funds held in other investments	1,235		169		1,404	258		1,886		307		2,193	450
Total fair value	1,304	[5]	1,865	[6]	3,169	258	[7]	1,967	[5]	1,907	[6]	3,874	450	[7]
1
46% of the redeemable fair value amount of equity funds is redeemable on demand with a notice period primarily of less than 30 days, 29% is redeemable on an annual basis with a notice period of more than 60 days, 18% is redeemable on a monthly basis with a notice period primarily of less than 30 days, and 7% is redeemable on a quarterly basis with a notice period primarily of more than 45 days.

2
40% of the redeemable fair value amount of equity funds is redeemable on demand with a notice period primarily of less than 30 days, 31% is redeemable on an annual basis with a notice period of more than 60 days, 23% is redeemable on a monthly basis with a notice period primarily of less than 30 days, and 6% is redeemable on a quarterly basis with a notice period primarily of more than 45 days.

3
72% of the redeemable fair value amount of hedge funds is redeemable on a quarterly basis with a notice period primarily of more than 60 days, 18% is redeemable on demand with a notice period primarily of less than 30 days, 7% is redeemable on an annual basis with a notice period of more than 60 days, and 3% is redeemable on a monthly basis with a notice period of more than 30 days.

4
87% of the redeemable fair value amount of hedge funds is redeemable on a quarterly basis with a notice period primarily of more than 60 days, 5% is redeemable on demand with a notice period primarily of less than 30 days, 5% is redeemable on an annual basis with a notice period of more than 60 days, and 3% is redeemable on a monthly basis with a notice period of more than 30 days.

5 Includes CHF 179 million and CHF 464 million attributable to noncontrolling interests in 2Q16 and 4Q15, respectively.
6 Includes CHF 5 million and CHF 9 million attributable to noncontrolling interests in 2Q16 and 4Q15, respectively.
7 Includes CHF 51 million and CHF 176 million attributable to noncontrolling interests in 2Q16 and 4Q15, respectively.

Nonrecurring fair value changes
Certain assets and liabilities are measured at fair value on a nonrecurring basis; that is, they are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances, for example, when there is evidence of impairment. The Group typically uses nonfinancial assets measured at fair value on a recurring or nonrecurring basis in a manner that reflects their highest and best use. Nonrecurring measurements are completed as of period’s end unless otherwise stated.
Nonrecurring fair value changes
end of	2Q16	4Q15
CHF billion
Assets held-for-sale recorded at fair value on a nonrecurring basis	0.2	0.1
of which level 2	0.2	0.1
Fair value option
The Group has availed itself of the simplification in accounting offered under the fair value option, primarily in the investment banking businesses and International Wealth Management’s Asset Management business. This has been accomplished generally by electing the fair value option, both at initial adoption and for subsequent transactions, on items impacted by the hedge accounting requirements of US GAAP. That is, for instruments for which there was an inability to achieve hedge accounting and for which the Group is economically hedged, the Group has elected the fair value option. Similarly, where the Group manages an activity on a fair value basis but previously has been unable to achieve fair value accounting, the Group has utilized the fair value option to align its risk management reporting to its financial accounting.
> Refer to “Note 35 – Financial instruments” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2015 for further information on the Group’s election of the fair value option for certain of its financial statement captions.
Difference between the aggregate fair value and the aggregate unpaid principal balances of loans and financial instruments
end of	2Q16			4Q15
	Aggregate fair value	Aggregate unpaid principal	Difference	Aggregate fair value	Aggregate unpaid principal	Difference
Loans (CHF million)
Non-interest-earning loans	1,364	5,106	(3,742)	1,628	5,019	(3,391)
Financial instruments (CHF million)
Interest-bearing deposits with banks	0	0	0	2	2	0
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	79,927	79,790	137	83,565	83,397	168
Loans	20,831	21,858	(1,027)	20,820	22,289	(1,469)
Other assets [1]	12,137	16,323	(4,186)	23,906	30,308	(6,402)
Due to banks and customer deposits	(1,073)	(960)	(113)	(913)	(826)	(87)
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(18,114)	(18,100)	(14)	(32,398)	(32,381)	(17)
Short-term borrowings	(2,996)	(3,063)	67	(3,112)	(3,263)	151
Long-term debt	(73,922)	(78,861)	4,939	(80,931)	(85,335)	4,404
Other liabilities	(1,069)	(2,609)	1,540	(984)	(2,619)	1,635
1 Primarily loans held-for-sale.

Gains and losses on financial instruments
in	6M16		6M15
	Net gains/ (losses)		Net gains/ (losses)
Financial instruments (CHF million)
Interest-bearing deposits with banks	1	[1]	1	[1]
of which related to credit risk	0		(1)
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	670	[1]	640	[1]
Other investments	224	[2]	(37)	[2]
of which related to credit risk	(5)		(2)
Loans	912	[1]	442	[1]
of which related to credit risk	(106)		45
Other assets	(287)	[2]	355	[1]
of which related to credit risk	(264)		(64)
Due to banks and customer deposits	(65)	[2]	36	[2]
of which related to credit risk	(5)		27
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(83)	[1]	47	[2]
Short-term borrowings	437	[2]	(18)	[2]
Long-term debt	(1,488)	[2]	660	[2]
of which related to credit risk	0		288	[3]
Other liabilities	326	[2]	189	[2]
of which related to credit risk	220		11
1 Primarily recognized in net interest income.
2 Primarily recognized in trading revenues.
3
Changes in fair value related to credit risk are due to the change in the Group's own credit spreads. Other changes in fair value are attributable to changes in foreign currency exchange rates and interest rates, as well as movements in the reference price or index for structured notes. Changes in fair value on Credit Suisse vanilla debt and on debit valuation adjustments on structured notes related to credit risk were CHF (8) million and CHF 301 million in 6M15, respectively.

The following table provides additional information regarding the gains and losses attributable to changes in instrument-specific credit risk on fair value option elected liabilities which are recorded through AOCI. The table includes both the amount of change during the period and cumulatively that is attributable to the changes in instrument-specific credit risk. In addition it includes the gains and losses related to instrument-specific credit risk that was previously recorded in AOCI that have been transferred during the period to net income.
Own credit gains/(losses) on fair value option elected instruments recorded in AOCI
	Gains/(losses) recorded into AOCI		[1]	Gains/(losses) recorded in AOCI transferred to net income	[1]
in	2Q16	Cumulatively		2Q16
Financial instruments (CHF million)
Deposits	(1)	0		0
Short-term borrowings	(1)	(1)		0
Long-term debt	(9)	1,830		0
of which treasury debt over two years	(33)	763		0
of which structured notes over two years	30	1,058		0
Total	(11)	1,829		0
1 Amounts are reflected gross of tax.

Financial instruments not carried at fair value
The following table provides the carrying value and fair value of financial instruments which are not carried at fair value in the consolidated balance sheets. The disclosure excludes all non-financial instruments such as lease transactions, real estate, premises and equipment, equity method investments and pension and benefit obligations.
Carrying value and fair value of financial instruments not carried at fair value
	Carrying value	Fair value
end of		Level 1	Level 2	Level 3	Total
2Q16
Financial assets
Central banks funds sold, securities purchased under resale agreements and securities borrowing transactions	42,140	0	42,140	0	42,140
Loans	249,027	0	252,112	6,406	258,518
Other financial assets [1]	178,593	113,893	63,034	1,945	178,872
Financial liabilities
Due to banks and deposits	366,367	203,187	163,123	0	366,310
Central banks funds purchased, securities sold under repurchase agreements and securities lending transactions	14,385	0	14,351	0	14,351
Short-term borrowings	8,182	0	8,184	0	8,184
Long-term debt	126,304	0	127,378	594	127,972
Other financial liabilities [2]	67,993	2,292	65,253	463	68,008
4Q15
Financial assets
Central banks funds sold, securities purchased under resale agreements and securities borrowing transactions	39,485	0	39,485	0	39,485
Loans	248,326	0	250,639	6,150	256,789
Other financial assets [1]	148,491	92,547	54,359	1,893	148,799
Financial liabilities
Due to banks and deposits	359,614	206,475	153,545	0	360,020
Central banks funds purchased, securities sold under repurchase agreements and securities lending transactions	14,200	0	14,401	0	14,401
Short-term borrowings	5,546	0	5,545	0	5,545
Long-term debt	116,676	0	117,321	778	118,099
Other financial liabilities [2]	63,921	32	63,440	578	64,050
1
Primarily includes cash and due from banks, interest-bearing deposits with banks, brokerage receivables, loans held-for-sale, cash collateral on derivative instruments, interest and fee receivables and non-marketable equity securities.

2 Primarily includes brokerage payables, cash collateral on derivative instruments and interest and fee payables.

30 Assets pledged and collateral
The Group pledges assets mainly for repurchase agreements and other securities financing. Certain pledged assets may be encumbered, meaning they have the right to be sold or repledged. The encumbered assets are disclosed on the consolidated balance sheet.
Assets pledged
end of	2Q16	4Q15
Assets pledged (CHF million)
Total assets pledged or assigned as collateral	117,809	137,330
of which encumbered	80,600	91,278
Collateral
The Group receives cash and securities in connection with resale agreements, securities borrowing and loans, derivative transactions and margined broker loans. A substantial portion of the collateral and securities received by the Group was sold or repledged in connection with repurchase agreements, securities sold not yet purchased, securities borrowings and loans, pledges to clearing organizations, segregation requirements under securities laws and regulations, derivative transactions and bank loans.
Collateral
end of	2Q16	4Q15
Collateral (CHF million)
Fair value of collateral received with the right to sell or repledge	386,480	422,269
of which sold or repledged	184,537	186,132
31 Litigation
The Group is involved in a number of judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of its businesses. The Group’s material proceedings, related provisions and estimate of the aggregate range of reasonably possible losses that are not covered by existing provisions are described in Note 39 – Litigation in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2015 and updated in subsequent quarterly reports (including those discussed below). Some of these proceedings have been brought on behalf of various classes of claimants and seek damages of material and/or indeterminate amounts.
The Group accrues loss contingency litigation provisions and takes a charge to income in connection with certain proceedings when losses, additional losses or ranges of loss are probable and reasonably estimable. The Group also accrues litigation provisions for the estimated fees and expenses of external lawyers and other service providers in relation to such proceedings, including in cases for which it has not accrued a loss contingency provision. The Group accrues these fee and expense litigation provisions and takes a charge to income in connection therewith when such fees and expenses are probable and reasonably estimable. The Group reviews its legal proceedings each quarter to determine the adequacy of its litigation provisions and may increase or release provisions based on management’s judgment and the advice of counsel. The establishment of additional provisions or releases of litigation provisions may be necessary in the future as developments in such proceedings warrant.
The specific matters described include (a) proceedings where the Group has accrued a loss contingency provision, given that it is probable that a loss may be incurred and such loss is reasonably estimable; and (b) proceedings where the Group has not accrued such a loss contingency provision for various reasons, including, but not limited to, the fact that any related losses are not reasonably estimable. The description of certain of the matters includes a statement that the Group has established a loss contingency provision and discloses the amount of such provision; for the other matters no such statement is made. With respect to the matters for which no such statement is made, either (a) the Group has not established a loss contingency provision, in which case the matter is treated as a contingent liability under the applicable accounting standard, or (b) the Group has established such a provision but believes that disclosure of that fact would violate confidentiality obligations to which the Group is subject or otherwise compromise attorney-client privilege, work product protection or other protections against disclosure or compromise the Group’s management of the matter. The future outflow of funds in respect of any matter for which the Group has accrued loss contingency provisions cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that is reflected on the Group’s balance sheet.
It is inherently difficult to determine whether a loss is probable or even reasonably possible or to estimate the amount of any loss or loss range for many of the Group’s legal proceedings. Estimates, by their nature, are based on judgment and currently available information and involve a variety of factors, including, but not limited to, the type and nature of the proceeding, the progress of the matter, the advice of counsel, the Group’s defenses and its experience in similar matters, as well as its assessment of matters, including settlements, involving other defendants in similar or related cases or proceedings.

Factual and legal determinations, many of which are complex, must be made before a loss, additional losses or ranges of loss can be reasonably estimated for any proceeding.
Most matters pending against the Group seek damages of an indeterminate amount. While certain matters specify the damages claimed, such claimed amount may not represent the Group’s reasonably possible losses. For certain of the proceedings discussed the Group has disclosed the amount of damages claimed and certain other quantifiable information that is publicly available.
The Group’s aggregate litigation provisions include estimates of losses, additional losses or ranges of loss for proceedings for which such losses are probable and can be reasonably estimated. The Group does not believe that it can estimate an aggregate range of reasonably possible losses for certain of its proceedings because of their complexity, the novelty of some of the claims, the early stage of the proceedings, the limited amount of discovery that has occurred and/or other factors. The Group’s estimate of the aggregate range of reasonably possible losses that are not covered by existing provisions for the proceedings discussed in Note 39 referenced above and updated in quarterly reports (including below) for which the Group believes an estimate is possible is zero to CHF 2.1 billion.
In 2Q16, the Group recorded net litigation provisions of CHF 86 million. After taking into account its litigation provisions, the Group believes, based on currently available information and advice of counsel, that the results of its legal proceedings, in the aggregate, will not have a material adverse effect on the Group’s financial condition. However, in light of the inherent uncertainties of such proceedings, including those brought by regulators or other governmental authorities, the ultimate cost to the Group of resolving such proceedings may exceed current litigation provisions and any excess may be material to its operating results for any particular period, depending, in part, upon the operating results for such period.
Enron-related litigation
On June 2, 2016, the Judicial Panel on Multidistrict Litigation entered an order granting plaintiffs' motion to remand the Silvercreek Management Inc. v. Citigroup, Inc., et al. case to the US District Court for the Southern District of New York (SDNY) for further proceedings.
Mortgage-related matters
The amounts disclosed below do not reflect actual realized plaintiff losses to date or anticipated future litigation exposure. Rather, unless otherwise stated, these amounts reflect the original unpaid principal balance amounts as alleged in these actions and do not include any reduction in principal amounts since issuance.
Class action litigations
On May 10, 2016, the SDNY granted its final approval of a settlement of USD 110 million relating to the New Jersey Carpenters Health Fund v. Home Equity Mortgage Trust 2006-5 class action and entered a final judgment and order of dismissal with prejudice in respect of this matter.
Individual investor actions
On May 4, 2016, the Washington state court presiding in the action brought by the Federal Home Loan Bank of Seattle granted Credit Suisse Securities (USA) LLC (CSS LLC) and its affiliates’ motion for partial summary judgment, dismissing with prejudice all claims related to certain RMBS, thus reducing the RMBS at issue against CSS LLC and its affiliates in the Seattle action from approximately USD 249 million to approximately USD 104 million. The July 2016 trial date for CSS LLC and its affiliates has been removed from the calendar, and a new trial date for a date in or after October 2016 is yet to be set.
On June 1, 2016, following a settlement, a stipulation of dismissal with prejudice was filed with the US District Court for the Middle District of Alabama, which was entered by the court on June 8, 2016, discontinuing the action brought by the Federal Deposit Insurance Corporation (FDIC) as receiver for Colonial Bank relating to approximately USD 34 million of the RMBS at issue against CSS LLC (approximately 12% of the USD 283 million at issue against all defendants in the operative pleading).
On June 8, 2016, following a settlement, the US Court of Appeals for the Ninth Circuit, presiding in the appeal of the action brought by the FDIC as receiver for Colonial Bank in the US District Court for the Central District of California (CDC), granted the stipulation withdrawing FDIC’s appeal of the CDC's dismissal with prejudice of all claims against CSS LLC, relating to approximately USD 12 million of the RMBS at issue (approximately 5% of the USD 259 million at issue against all defendants in the operative pleading). Thus, the entire action is dismissed with prejudice.
On June 13, 2016, the California state court presiding in the actions brought by the Federal Home Loan Bank of San Francisco dismissed with prejudice certain claims against CSS LLC and its affiliates, reducing the RMBS at issue against CSS LLC and its affiliates in the San Francisco actions from approximately USD 1.7 billion to approximately USD 1.6 billion (approximately 17% of the USD 9.5 billion at issue against all defendants in the operative pleadings, reduced to reflect dismissal of actions relating to certain certificates). On June 14, 2016, the court entered an order postponing the trial from August 2016 to October 2016.
Refco-related litigation
On June 15, 2016, following a settlement, the US Court of Appeals for the Second Circuit (Second Circuit), presiding in the appeal of the action brought by the Joint Official Liquidators of various SPhinX Funds and the trustee of the SPhinX Trust in the SDNY, granted the stipulation withdrawing the appeal, with prejudice, as to CSS LLC and another defendant in the action. Thus, the entire action against CSS LLC is dismissed with prejudice.
Rates-related matters
On May 11, 2016, the SDNY preliminarily approved plaintiffs’ settlement agreements with Credit Suisse AG, New York Branch, and six other financial institutions in the consolidated civil class action lawsuit relating to the alleged manipulation of the ISDAFIX rate for US dollars. The settlement provides for dismissal of the case with prejudice and a settlement payment of USD 50 million by Credit Suisse. The settlements remain subject to final court approval.
On May 19, 2016, affiliates of Credit Suisse Group AG, along with several other financial institutions, filed a motion to dismiss a putative class action in the SDNY. The plaintiffs allege that the defendant financial institutions conspired to manipulate certain foreign exchange rates in violation of the US Employee Retirement Income Security Act of 1974.
On May 23, 2016, in the multi-district litigation concerning US Dollar LIBOR, the Second Circuit reversed the decision of the SDNY dismissing plaintiffs’ Sherman Antitrust Act claims and remanded the claims to the SDNY for additional briefing on the issue of whether such claims have been adequately alleged.
Additional putative class action complaints and another individual lawsuit were filed against Credit Suisse Group AG and affiliates, along with other financial institutions, relating to interest rate swaps (IRS). Similar to previously filed complaints, plaintiffs allege that dealer defendants conspired with trading platforms to prevent the development of IRS exchanges. The second individual lawsuit was brought by Javelin Capital Markets LLC, a swap execution facility, and an affiliate, which claim to have suffered lost profits as a result of defendants’ alleged conspiracy. All IRS actions, including the two individual actions, have been consolidated in a multi-district litigation in the SDNY. Plaintiffs have not yet filed a consolidated complaint.
On July 1, 2016, Credit Suisse AG and Credit Suisse Group AG, along with other financial institutions, were named in a putative class action brought in the SDNY, alleging manipulation of the Singapore Interbank Offered Rate and Singapore Swap Offer Rate.
Credit Suisse Group AG and affiliates, along with other financial institutions and individuals, have been named in several putative class action complaints filed in the SDNY relating to supranational, sub-sovereign, and agency (SSA) bonds. The complaints generally allege that defendants conspired to fix the prices of SSA bonds sold to and purchased from investors in the secondary market.
ATA litigation
On July 12, 2016, plaintiffs filed a second amended complaint in the US District Court for the Eastern District of New York against a number of banks, including Credit Suisse AG, alleging claims under the United States Anti-Terrorism Act (ATA). Credit Suisse AG plans to move to dismiss this version of the complaint on essentially the same grounds set forth in its previous motions to dismiss the earlier complaints.
Mossack Fonseca matter
Credit Suisse, along with many financial institutions, has received inquiries from governmental and regulatory authorities concerning banking relationships between financial institutions, their clients and the Panama-based law firm of Mossack Fonseca. Credit Suisse is conducting a review of these issues and has been cooperating with the authorities.
32 Subsidiary guarantee information
Certain wholly-owned finance subsidiaries of the Group, including Credit Suisse Group Funding (Guernsey) Limited, which is a Guernsey incorporated non-cellular company limited by shares, have issued securities fully and unconditionally guaranteed by the Group. There are various legal and regulatory requirements, including the satisfaction of a solvency test under Guernsey law for the Guernsey subsidiary, applicable to some of the Group’s subsidiaries that may limit their ability to pay dividends or distributions and make loans and advances to the Group.
On March 26, 2007, the Group and the Bank issued full, unconditional and several guarantees of Credit Suisse (USA), Inc.’s outstanding SEC-registered debt securities. In accordance with the guarantees, if Credit Suisse (USA), Inc. fails to make any timely payment under the agreements governing such debt securities, the holders of the debt securities may demand payment from either the Group or the Bank, without first proceeding against Credit Suisse (USA), Inc. The guarantee from the Group is subordinated to senior liabilities. Credit Suisse (USA), Inc. is an indirect, wholly owned subsidiary of the Group.
As part of an announced program to evolve the Group’s legal entity structure to meet developing and future regulatory requirements and US Federal Reserve regulation on establishing Intermediate Holding Companies in the US for non-US banks, legal entities are re-parented as subsidiaries of Credit Suisse (USA), Inc. Prior periods are restated to conform to the current presentation to reflect the impact of such transactions.

Condensed consolidating statements of operations
in 2Q16	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company		Other Group subsidiaries	[1]	Credit Suisse Group
Condensed consolidating statements of operations (CHF million)
Interest and dividend income	1,421	3,222		4,643	69		45		4,757
Interest expense	(961)	(1,778)		(2,739)	(82)		63		(2,758)
Net interest income	460	1,444		1,904	(13)		108		1,999
Commissions and fees	909	1,819		2,728	7		61		2,796
Trading revenues	(167)	264		97	13		(16)		94
Other revenues	198	36		234	158	[2]	(173)		219
Net revenues	1,400	3,563		4,963	165		(20)		5,108
Provision for credit losses	(8)	(26)		(34)	0		6		(28)
Compensation and benefits	790	1,960		2,750	13		(29)		2,734
General and administrative expenses	464	1,293		1,757	(19)		22		1,760
Commission expenses	60	290		350	1		1		352
Restructuring expenses	22	63		85	0		6		91
Total other operating expenses	546	1,646		2,192	(18)		29		2,203
Total operating expenses	1,336	3,606		4,942	(5)		0		4,937
Income/(loss) from continuing operations before taxes	72	(17)		55	170		(26)		199
Income tax expense	7	1		8	0		13		21
Net income/(loss)	65	(18)		47	170		(39)		178
Net income/(loss) attributable to noncontrolling interests	50	(41)		9	0		(1)		8
Net income/(loss) attributable to shareholders	15	23		38	170		(38)		170
1 Includes eliminations and consolidation adjustments.
2 Primarily consists of revenues from investments in Group companies accounted for under the equity method.
Condensed consolidating statements of comprehensive income
in 2Q16	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group
Comprehensive income (CHF million)
Net income/(loss)	65	(18)		47	170	(39)		178
Gains/(losses) on cash flow hedges	0	22		22	(2)	0		20
Foreign currency translation	306	26		332	4	9		345
Unrealized gains/(losses) on securities	0	1		1	0	1		2
Actuarial gains/(losses)	6	4		10	0	72		82
Net prior service credit/(cost)	0	0		0	0	(25)		(25)
Gains/(losses) on liabilities relating to credit risk	6	(56)		(50)	(10)	(9)		(69)
Other comprehensive income/(loss), net of tax	318	(3)		315	(8)	48		355
Comprehensive income/(loss)	383	(21)		362	162	9		533
Comprehensive income/(loss) attributable to noncontrolling interests	65	(32)		33	0	(11)		22
Comprehensive income attributable to shareholders	318	11		329	162	20		511
1 Includes eliminations and consolidation adjustments.

Condensed consolidating statements of operations (continued)
in 2Q15	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company		Other Group subsidiaries	[1]	Credit Suisse Group
Condensed consolidating statements of operations (CHF million)
Interest and dividend income	1,758	4,025		5,783	67		53		5,903
Interest expense	(1,032)	(1,983)		(3,015)	(80)		61		(3,034)
Net interest income	726	2,042		2,768	(13)		114		2,869
Commissions and fees	1,083	2,124		3,207	5		47		3,259
Trading revenues	(25)	517		492	5		1		498
Other revenues	177	162		339	1,029	[2]	(1,039)		329
Net revenues	1,961	4,845		6,806	1,026		(877)		6,955
Provision for credit losses	5	33		38	0		13		51
Compensation and benefits	927	1,983		2,910	16		(12)		2,914
General and administrative expenses	482	1,464		1,946	(41)		23		1,928
Commission expenses	67	337		404	1		1		406
Total other operating expenses	549	1,801		2,350	(40)		24		2,334
Total operating expenses	1,476	3,784		5,260	(24)		12		5,248
Income/(loss) from continuing operations before taxes	480	1,028		1,508	1,050		(902)		1,656
Income tax expense/(benefit)	301	262		563	(1)		28		590
Net income/(loss)	179	766		945	1,051		(930)		1,066
Net income/(loss) attributable to noncontrolling interests	24	(9)		15	0		0		15
Net income/(loss) attributable to shareholders	155	775		930	1,051		(930)		1,051
1 Includes eliminations and consolidation adjustments.
2 Primarily consists of revenues from investments in Group companies accounted for under the equity method.
Condensed consolidating statements of comprehensive income (continued)
in 2Q15	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group
Comprehensive income (CHF million)
Net income/(loss)	179	766		945	1,051	(930)		1,066
Gains/(losses) on cash flow hedges	0	30		30	1	0		31
Foreign currency translation	(770)	(283)		(1,053)	2	(2)		(1,053)
Unrealized gains/(losses) on securities	0	(12)		(12)	0	0		(12)
Actuarial gains/(losses)	9	8		17	0	75		92
Net prior service credit/(cost)	(3)	(1)		(4)	0	(18)		(22)
Other comprehensive income/(loss), net of tax	(764)	(258)		(1,022)	3	55		(964)
Comprehensive income/(loss)	(585)	508		(77)	1,054	(875)		102
Comprehensive income/(loss) attributable to noncontrolling interests	(13)	(27)		(40)	0	25		(15)
Comprehensive income/(loss) attributable to shareholders	(572)	535		(37)	1,054	(900)		117
1 Includes eliminations and consolidation adjustments.

Condensed consolidating statements of operations (continued)
in 6M16	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company		Other Group subsidiaries	[1]	Credit Suisse Group
Condensed consolidating statements of operations (CHF million)
Interest and dividend income	3,096	6,018		9,114	140		88		9,342
Interest expense	(2,010)	(3,283)		(5,293)	(167)		128		(5,332)
Net interest income	1,086	2,735		3,821	(27)		216		4,010
Commissions and fees	1,675	3,657		5,332	13		126		5,471
Trading revenues	(933)	624		(309)	72		60		(177)
Other revenues	427	58		485	(208)	[2]	165		442
Net revenues	2,255	7,074		9,329	(150)		567		9,746
Provision for credit losses	(7)	114		107	0		15		122
Compensation and benefits	1,594	3,659		5,253	18		(55)		5,216
General and administrative expenses	948	2,673		3,621	(38)		25		3,608
Commission expenses	121	612		733	1		5		739
Restructuring expenses	142	176		318	0		28		346
Total other operating expenses	1,211	3,461		4,672	(37)		58		4,693
Total operating expenses	2,805	7,120		9,925	(19)		3		9,909
Income/(loss) from continuing operations before taxes	(543)	(160)		(703)	(131)		549		(285)
Income tax expense/(benefit)	(246)	(47)		(293)	1		134		(158)
Net income/(loss)	(297)	(113)		(410)	(132)		415		(127)
Net income/(loss) attributable to noncontrolling interests	72	(70)		2	0		3		5
Net income/(loss) attributable to shareholders	(369)	(43)		(412)	(132)		412		(132)
1 Includes eliminations and consolidation adjustments.
2 Primarily consists of revenues from investments in Group companies accounted for under the equity method.
Condensed consolidating statements of comprehensive income (continued)
in 6M16	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group
Comprehensive income (CHF million)
Net income/(loss)	(297)	(113)		(410)	(132)	415		(127)
Gains/(losses) on cash flow hedges	0	68		68	(2)	0		66
Foreign currency translation	(312)	(192)		(504)	6	(12)		(510)
Unrealized gains/(losses) on securities	0	5		5	0	2		7
Actuarial gains/(losses)	13	7		20	0	167		187
Net prior service credit/(cost)	0	0		0	0	(53)		(53)
Gains/(losses) on liabilities relating to credit risk	55	987		1,042	78	77		1,197
Other comprehensive income/(loss), net of tax	(244)	875		631	82	181		894
Comprehensive income/(loss)	(541)	762		221	(50)	596		767
Comprehensive income/(loss) attributable to noncontrolling interests	64	(76)		(12)	0	13		1
Comprehensive income/(loss) attributable to shareholders	(605)	838		233	(50)	583		766
1 Includes eliminations and consolidation adjustments.

Condensed consolidating statements of operations (continued)
in 6M15	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company		Other Group subsidiaries	[1]	Credit Suisse Group
Condensed consolidating statements of operations (CHF million)
Interest and dividend income	3,453	6,693		10,146	136		111		10,393
Interest expense	(2,097)	(3,230)		(5,327)	(161)		116		(5,372)
Net interest income	1,356	3,463		4,819	(25)		227		5,021
Commissions and fees	2,032	4,100		6,132	7		99		6,238
Trading revenues	54	1,844		1,898	(3)		(7)		1,888
Other revenues	297	199		496	2,105	[2]	(2,146)		455
Net revenues	3,739	9,606		13,345	2,084		(1,827)		13,602
Provision for credit losses	5	53		58	0		23		81
Compensation and benefits	1,928	3,937		5,865	45		(20)		5,890
General and administrative expenses	920	2,780		3,700	(67)		33		3,666
Commission expenses	130	663		793	1		4		798
Total other operating expenses	1,050	3,443		4,493	(66)		37		4,464
Total operating expenses	2,978	7,380		10,358	(21)		17		10,354
Income/(loss) from continuing operations before taxes	756	2,173		2,929	2,105		(1,867)		3,167
Income tax expense	397	615		1,012	0		55		1,067
Net income/(loss)	359	1,558		1,917	2,105		(1,922)		2,100
Net income/(loss) attributable to noncontrolling interests	32	(33)		(1)	0		(4)		(5)
Net income/(loss) attributable to shareholders	327	1,591		1,918	2,105		(1,918)		2,105
1 Includes eliminations and consolidation adjustments.
2 Primarily consists of revenues from investments in Group companies accounted for under the equity method.
Condensed consolidating statements of comprehensive income (continued)
in 6M15	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group
Comprehensive income (CHF million)
Net income/(loss)	359	1,558		1,917	2,105	(1,922)		2,100
Gains/(losses) on cash flow hedges	0	52		52	(13)	0		39
Foreign currency translation	(1,140)	(1,402)		(2,542)	(1)	(3)		(2,546)
Unrealized gains/(losses) on securities	0	(5)		(5)	0	3		(2)
Actuarial gains/(losses)	18	16		34	0	147		181
Net prior service credit/(cost)	(7)	0		(7)	0	(36)		(43)
Other comprehensive income/(loss), net of tax	(1,129)	(1,339)		(2,468)	(14)	111		(2,371)
Comprehensive income/(loss)	(770)	219		(551)	2,091	(1,811)		(271)
Comprehensive income/(loss) attributable to noncontrolling interests	(27)	(67)		(94)	0	35		(59)
Comprehensive income/(loss) attributable to shareholders	(743)	286		(457)	2,091	(1,846)		(212)
1 Includes eliminations and consolidation adjustments.

Condensed consolidating balance sheets
end of 2Q16	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group
Assets (CHF million)
Cash and due from banks	2,658	109,342		112,000	799	1,250		114,049
Interest-bearing deposits with banks	3,388	965		4,353	5	(3,538)		820
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	86,062	36,374		122,436	0	(368)		122,068
Securities received as collateral	24,131	1,862		25,993	0	0		25,993
Trading assets	50,675	127,058		177,733	0	(114)		177,619
Investment securities	544	1,692		2,236	3,809	(3,434)		2,611
Other investments	1,288	4,597		5,885	47,606	(47,342)		6,149
Net loans	13,382	243,131		256,513	124	17,198		273,835
Premises and equipment	916	3,580		4,496	0	197		4,693
Goodwill	720	3,152		3,872	0	873		4,745
Other intangible assets	151	40		191	0	0		191
Brokerage receivables	20,021	22,085		42,106	0	2		42,108
Other assets	14,073	32,116		46,189	280	(186)		46,283
Total assets	218,009	585,994		804,003	52,623	(35,462)		821,164
Liabilities and equity (CHF million)
Due to banks	141	23,555		23,696	2,496	(2,963)		23,229
Customer deposits	0	336,063		336,063	0	11,496		347,559
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	55,271	(22,772)		32,499	0	0		32,499
Obligation to return securities received as collateral	24,131	1,862		25,993	0	0		25,993
Trading liabilities	11,289	40,403		51,692	0	(10)		51,682
Short-term borrowings	42,265	(31,087)		11,178	300	(300)		11,178
Long-term debt	22,860	171,743		194,603	4,676	947		200,226
Brokerage payables	31,105	12,839		43,944	0	0		43,944
Other liabilities	12,507	26,829		39,336	189	0		39,525
Total liabilities	199,569	559,435		759,004	7,661	9,170		775,835
Total shareholders' equity	18,532	25,465		43,997	44,962	(43,997)		44,962
Noncontrolling interests	(92)	1,094		1,002	0	(635)		367
Total equity	18,440	26,559		44,999	44,962	(44,632)		45,329

Total liabilities and equity	218,009	585,994		804,003	52,623	(35,462)		821,164
1 Includes eliminations and consolidation adjustments.

Condensed consolidating balance sheets (continued)
end of 4Q15	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group
Assets (CHF million)
Cash and due from banks	5,799	84,722		90,521	942	865		92,328
Interest-bearing deposits with banks	70	4,883		4,953	5	(4,091)		867
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	105,469	17,967		123,436	0	(387)		123,049
Securities received as collateral	27,274	1,237		28,511	0	0		28,511
Trading assets	59,332	131,764		191,096	0	(359)		190,737
Investment securities	1,009	1,689		2,698	4,092	(3,700)		3,090
Other investments	3,080	3,707		6,787	46,795	(46,561)		7,021
Net loans	15,433	239,482		254,915	139	17,941		272,995
Premises and equipment	899	3,540		4,439	0	205		4,644
Goodwill	731	3,198		3,929	0	879		4,808
Other intangible assets	152	44		196	0	0		196
Brokerage receivables	17,630	16,910		34,540	0	2		34,542
Other assets	26,842	31,068		57,910	228	(121)		58,017
Total assets	263,720	540,211		803,931	52,201	(35,327)		820,805
Liabilities and equity (CHF million)
Due to banks	62	21,398		21,460	2,152	(2,558)		21,054
Customer deposits	1	331,699		331,700	0	11,005		342,705
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	77,028	(30,430)		46,598	0	0		46,598
Obligation to return securities received as collateral	27,274	1,237		28,511	0	0		28,511
Trading liabilities	11,097	37,957		49,054	0	(83)		48,971
Short-term borrowings	45,480	(36,823)		8,657	300	(300)		8,657
Long-term debt	39,127	152,967		192,094	5,025	489		197,608
Brokerage payables	28,399	11,053		39,452	0	0		39,452
Other liabilities	15,615	26,100		41,715	342	174		42,231
Total liabilities	244,083	515,158		759,241	7,819	8,727		775,787
Total shareholders' equity	19,396	24,010		43,406	44,382	(43,406)		44,382
Noncontrolling interests	241	1,043		1,284	0	(648)		636
Total equity	19,637	25,053		44,690	44,382	(44,054)		45,018

Total liabilities and equity	263,720	540,211		803,931	52,201	(35,327)		820,805
1 Includes eliminations and consolidation adjustments.

Condensed consolidating statements of cash flows
in 6M16	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company		Other Group subsidiaries	[1]	Credit Suisse Group
Operating activities of continuing operations (CHF million)
Net cash provided by/(used in) operating activities of continuing operations	6,911	2,896		9,807	(35)	[2]	62		9,834
Investing activities of continuing operations (CHF million)
(Increase)/decrease in interest-bearing deposits with banks	(3,345)	3,954		609	0		(553)		56
(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	11,075	(10,271)		804	0		(18)		786
Purchase of investment securities	0	(60)		(60)	0		0		(60)
Proceeds from sale of investment securities	0	9		9	0		0		9
Maturities of investment securities	138	53		191	0		22		213
Investments in subsidiaries and other investments	(152)	(210)		(362)	(710)		694		(378)
Proceeds from sale of other investments	1,456	(873)		583	0		8		591
(Increase)/decrease in loans	1,839	(4,665)		(2,826)	15		728		(2,083)
Proceeds from sales of loans	0	415		415	0		0		415
Capital expenditures for premises and equipment and other intangible assets	(158)	(422)		(580)	0		(2)		(582)
Proceeds from sale of premises and equipment and other intangible assets	49	4		53	0		0		53
Other, net	7	44		51	2		(2)		51
Net cash provided by/(used in) investing activities of continuing operations	10,909	(12,022)		(1,113)	(693)		877		(929)
Financing activities of continuing operations (CHF million)
Increase/(decrease) in due to banks and customer deposits	80	8,268		8,348	344		80		8,772
Increase/(decrease) in short-term borrowings	2,495	554		3,049	0		0		3,049
Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(20,758)	7,136		(13,622)	0		0		(13,622)
Issuances of long-term debt	0	35,441		35,441	0		236		35,677
Repayments of long-term debt	(2,394)	(18,118)		(20,512)	0		(206)		(20,718)
Issuances of common shares	0	0		0	725		0		725
Sale of treasury shares	0	0		0	323		8,835		9,158
Repurchase of treasury shares	0	0		0	(455)		(8,846)		(9,301)
Dividends paid	0	(10)		(10)	(493)		10		(493)
Other, net	(319)	869		550	153		(662)		41
Net cash provided by/(used in) financing activities of continuing operations	(20,896)	34,140		13,244	597		(553)		13,288
Effect of exchange rate changes on cash and due from banks (CHF million)
Effect of exchange rate changes on cash and due from banks	(65)	(394)		(459)	(12)		(1)		(472)
Net increase/(decrease) in cash and due from banks (CHF million)
Net increase/(decrease) in cash and due from banks	(3,141)	24,620		21,479	(143)		385		21,721

Cash and due from banks at beginning of period	5,799	84,722		90,521	942		865		92,328
Cash and due from banks at end of period	2,658	109,342		112,000	799		1,250		114,049
1 Includes eliminations and consolidation adjustments.
2
Consists of dividend payments from Group companies of CHF 145 million and CHF 41 million from bank and non-bank subsidiaries, respectively, and other cash items from parent company operations such as Group financing.

Condensed consolidating statements of cash flows (continued)
in 6M15	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company		Other Group subsidiaries	[1]	Credit Suisse Group
Operating activities of continuing operations (CHF million)
Net cash provided by/(used in) operating activities of continuing operations	4,489	(1,415)		3,074	(80)	[2]	(215)		2,779
Investing activities of continuing operations (CHF million)
(Increase)/decrease in interest-bearing deposits with banks	–	(91)		(91)	(5)		401		305
(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	14,240	1,417		15,657	0		397		16,054
Purchase of investment securities	0	(272)		(272)	0		0		(272)
Proceeds from sale of investment securities	0	14		14	0		0		14
Maturities of investment securities	10	322		332	0		10		342
Investments in subsidiaries and other investments	(245)	(63)		(308)	0		(27)		(335)
Proceeds from sale of other investments	792	128		920	0		31		951
(Increase)/decrease in loans	1,886	(5,085)		(3,199)	210		(688)		(3,677)
Proceeds from sales of loans	0	1,018		1,018	0		0		1,018
Capital expenditures for premises and equipment and other intangible assets	(120)	(348)		(468)	0		(6)		(474)
Proceeds from sale of premises and equipment and other intangible assets	2	9		11	0		0		11
Other, net	13	179		192	6		(3)		195
Net cash provided by/(used in) investing activities of continuing operations	16,578	(2,772)		13,806	211		115		14,132
Financing activities of continuing operations (CHF million)
Increase/(decrease) in due to banks and customer deposits	44	983		1,027	(161)		199		1,065
Increase/(decrease) in short-term borrowings	3,865	(2,755)		1,110	0		0		1,110
Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(15,728)	7,855		(7,873)	0		0		(7,873)
Issuances of long-term debt	2,199	44,756		46,955	0		548		47,503
Repayments of long-term debt	(8,682)	(20,638)		(29,320)	(30)		(215)		(29,565)
Issuances of common shares	0	0		0	1		0		1
Sale of treasury shares	0	0		0	3		7,432		7,435
Repurchase of treasury shares	0	0		0	(1,004)		(7,381)		(8,385)
Dividends paid	0	(10)		(10)	(415)		(2)		(427)
Other, net	(588)	(420)		(1,008)	1,217		175		384
Net cash provided by/(used in) financing activities of continuing operations	(18,890)	29,771		10,881	(389)		756		11,248
Effect of exchange rate changes on cash and due from banks (CHF million)
Effect of exchange rate changes on cash and due from banks	(302)	(3,101)		(3,403)	(48)		(3)		(3,454)
Net increase/(decrease) in cash and due from banks (CHF million)
Net increase/(decrease) in cash and due from banks	1,875	22,483		24,358	(306)		653		24,705

Cash and due from banks at beginning of period	4,950	73,050		78,000	917		432		79,349
Cash and due from banks at end of period	6,825	95,533		102,358	611		1,085		104,054
1 Includes eliminations and consolidation adjustments.
2
Consists of dividend payments from Group companies of CHF 220 million and CHF 31 million from bank and non-bank subsidiaries, respectively, and other cash items from parent company operations such as Group financing.

List of abbreviations
A
ABS	Asset-backed securities
ADS	American Depositary Share
AMF	Asset Management Finance LLC
AOCI	Accumulated other comprehensive income/(loss)
ASC	Accounting Standards Codification
ASU	Accounting Standards Update
B
BCBS	Basel Committee on Banking Supervision
BIS	Bank for International Settlements
bp	Basis point
C
CCA	Contingent Capital Awards
CCP	Central Counterparty
CDO	Collateralized debt obligation
CDS	Credit default swaps
CET1	Common equity tier 1
CFE	Collateralized financing entity
CFTC	Commodity Futures Trading Commission
CMBS	Commercial mortgage-backed securities
COO	Chief Operating Officer
CP	Commercial paper
CPR	Constant prepayment rate
CSS LLC	Credit Suisse Securities (USA) LLC
CVA	Credit valuation adjustment
E
EBITDA	Earnings before interest, taxes, depreciation and amortization
ECB	European Central Bank
EMEA	Europe, Middle East and Africa
EMIR	European Market Infrastructure Regulation
ESMA	European Securities and Markets Authority
EU	European Union
F
FASB	Financial Accounting Standards Board
Fed	US Federal Reserve
FINMA	Swiss Financial Market Supervisory Authority FINMA
FSB	Financial Stability Board
G
G-SIB	Global Systemically Important Bank
H
HNWI	High-net-worth individual
I
IPO	Initial public offering
ISDA	International Swaps and Derivatives Association
L
LCR	Liquidity coverage ratio
M
MiFID II	Revised Markets in Financial Instruments Directive
M&A	Mergers and acquisitions
N
NAV	Net asset value
NRV	Negative replacement value
NSFR	Net stable funding ratio
O
OTC	Over-the-counter
P
PRV	Positive replacement value
PSA	Prepayment speed assumption
Q
QoQ	Quarter on quarter
R
RMBS	Residential mortgage-backed securities
RWA	Risk-weighted assets
S
SBS	Security-based swap
SCNY	Supreme Court for the State of New York, New York County
SDNY	US District Court for the Southern District of New York
SEC	US Securities and Exchange Commission
SEI	Significant economic interest
SNB	Swiss National Bank
SPE	Special purpose entity
SPIA	Single premium immediate annuity
T
TRS	Total return swap
U
UK	United Kingdom
UHNWI	Ultra-high-net-worth individual
US	United States of America
US GAAP	US generally accepted accounting principles
V
VaR	Value-at-risk
VDAX	Deutsche Börse AG DAX Volatility Index
VIE	Variable interest entity
VIX	Chicago Board Options Exchange Market Volatility Index
Y
YoY	Year on year
Ytd	Year to date

Investor information
Share data
in / end of	6M16	2015		2014		2013
Share price (common shares, CHF)
Average	14.54	23.85		26.52		26.74
Minimum	10.20	18.22		23.77		22.90
Maximum	21.31	27.89		30.08		30.29
End of period	10.31	21.69		25.08		27.27
Share price (American Depositary Shares, USD)
Average	14.73	25.43		28.98		28.85
Minimum	10.50	20.48		24.84		24.56
Maximum	21.36	29.69		33.19		33.84
End of period	10.70	21.69		25.08		30.84
Market capitalization
Market capitalization (CHF million)	21,547	42,456		40,308		43,526
Market capitalization (USD million)	22,362	42,456		40,308		49,224
Dividend per share (CHF)
Dividend per share	–	0.70	[1]	0.70	[1]	0.70	[1]
1 Paid out of capital contribution reserves.
Ticker symbols / stock exchange listings
	Common shares	ADS	[1]
Ticker symbols
SIX Financial Information	CSGN	–
Bloomberg	CSGN VX	CS US
Reuters	CSGN.VX	CS.N
Stock exchange listings
Swiss security number	1213853	570660
ISIN number	CH0012138530	US2254011081
CUSIP number	–	225 401 108
1 One American Depositary Share (ADS) represents one common share.
Bond ratings
as of July 27, 2016	Moody's	Standard & Poor's	Fitch Ratings
Credit Suisse Group ratings
Short-term	–	–	F2
Long-term	Baa3	BBB+	A-
Outlook	Stable	Stable	Stable
Credit Suisse (the Bank) ratings
Short-term	P-1	A-1	F1
Long-term	A2	A	A
Outlook	Stable	Stable	Stable

Financial calendar and contacts
Financial calendar
Third quarter results 2016	Thursday, November 3, 2016

Investor relations
Phone	+41 44 333 71 49
E-mail	investor.relations@credit-suisse.com
Internet	www.credit-suisse.com/investors
Media relations
Phone	+41 844 33 88 44
E-mail	media.relations@credit-suisse.com
Internet	www.credit-suisse.com/news

Additional information
Results and financial information	www.credit-suisse.com/results
Printed copies	Credit Suisse AG
GCPD 1
8070 Zurich
Switzerland
US share register and transfer agent
ADS depositary bank	Deutsche Bank Trust Company Americas
Address	American Stock Transfer & Trust Co.
Operations Center
6201 15th Avenue
Brooklyn, NY 11219
United States
US and Canada phone	+1 866 249 2593
Phone from outside US and Canada	+1 718 921 8124
E-mail	DB@amstock.com
Swiss share register and transfer agent
Address	Credit Suisse Group AG
Share Register RXS
8070 Zurich
Switzerland
Phone	+41 44 332 02 02
E-mail	share.register@credit-suisse.com
Foreign currency translation rates
	End of				Average in			Average in
	2Q16	1Q16	4Q15	2Q15	2Q16	1Q16	2Q15	6M16	6M15
1 USD / CHF	0.97	0.96	0.99	0.93	0.97	1.00	0.94	0.99	0.95
1 EUR / CHF	1.08	1.09	1.08	1.04	1.10	1.09	1.04	1.09	1.06
1 GBP / CHF	1.30	1.38	1.47	1.47	1.40	1.42	1.45	1.41	1.45
100 JPY / CHF	0.95	0.85	0.82	0.76	0.90	0.86	0.78	0.88	0.79

Cautionary statement regarding forward-looking information
This report contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
– our plans, objectives or goals;
– our future economic performance or prospects;
– the potential effect on our future performance of certain contingencies; and
– assumptions underlying any such statements.
Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable securities laws.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:
– the ability to maintain sufficient liquidity and access capital markets;
– market volatility and interest rate fluctuations and developments affecting interest rate levels;
– the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of continued slow economic recovery or downturn in the US or other developed countries in 2016 and beyond;
– the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets;
– adverse rating actions by credit rating agencies in respect of us, sovereign issuers, structured credit products or other credit-related exposures;
– the ability to achieve our strategic objectives, including improved performance, reduced risks, lower costs and more efficient use of capital;
– the ability of counterparties to meet their obligations to us;
– the effects of, and changes in, fiscal, monetary, exchange rate, trade and tax policies, as well as currency fluctuations;
– political and social developments, including war, civil unrest or terrorist activity;
– the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
– operational factors such as systems failure, human error, or the failure to implement procedures properly;
– actions taken by regulators with respect to our business and practices and possible resulting changes to our business organization, practices and policies in countries in which we conduct our operations;
– the effects of changes in laws, regulations or accounting policies or practices in countries in which we conduct our operations;
– competition or changes in our competitive position in geographic and business areas in which we conduct our operations;
– the ability to retain and recruit qualified personnel;
– the ability to maintain our reputation and promote our brand;
– the ability to increase market share and control expenses;
– technological changes;
– the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
– acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets;
– the adverse resolution of litigation, regulatory proceedings and other contingencies;
– the ability to achieve our cost efficiency goals and cost targets; and
– our success at managing the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk factors” in I – Information on the company in our Annual Report 2015.

Credit Suisse Annual Reporting Suite

Our 2015 annual publication suite consisting of Annual Report and Corporate Responsibility Report, which also contains the Company Profile, is available on our website www.credit-suisse.com/investors.

Production: Management Digital Data AG
Printer: Neidhart + Schön AG

Credit Suisse Group
Paradeplatz 8
8070 Zurich
Switzerland
Tel. +41 44 212 16 16
www.credit-suisse.com

5520134 English / 229006E